Exhibit 99.1

Notice of Annual Meeting of Shareholders

April 30, 2024

BARRICK

Barrick Gold Corporation

INFORMATION CIRCULAR

Inside this Circular

Barrick Gold Corporation | 2024 Circular	I

March 21, 2024
Letter from the Chairman

Dear Fellow Shareholders

Five years have passed since we merged Barrick and Randgold to create a company with a single focus: the delivery of real value to its stakeholders. We set out our mission in clear terms – to build a business which will lead the mining industry on every front, with a constantly replenished, global asset base of peerless quality, managed by a team with an unparalleled record of recognizing and realizing opportunities while managing the many difficulties inherent in mining and presented by an increasingly complex operating environment.

This Barrick is guided by a long-term, future-facing strategy, finely attuned to the demands and expectations of a rapidly changing world. Its aim is not only to secure the Company’s sustainable profitability but also to make sustainability, in every sense, the core of its activities. In line with this objective, Barrick’s pioneering partnership philosophy, a key component of its commitment to sustainability, has already transformed the once-derelict Tanzanian mines into a complex with Tier One potential; reconstituted the Reko Diq project in Pakistan and is now developing it into one of the world’s largest copper-gold producers; and after three years of negotiation, achieved an agreement for the re-opening of the Porgera gold mine in Papua New Guinea, where mining and processing are due to resume shortly.

Well before this – in fact shortly after the Merger – Barrick scored a major win with the long-overdue merger of its assets in the State of Nevada with those of Newmont. The new company, Nevada Gold Mines, is the largest gold mining complex in the world. Majority-owned and operated by Barrick, it already hosts three Tier One mines in a vast area rich in potential for the further world-class discoveries we are aggressively pursuing.

Of course, these five years have not been without their challenges, internal as well as external. Guided by the Board, however, Barrick’s highly skilled and motivated management overcame these with characteristic tenacity. The Merger’s foundational creed was that the best assets run by the best people would deliver the best returns. Barrick’s focus on Tier One assets and the results they are producing show unquestionably that its management ranks in the forefront of the industry’s leadership. Through continuing investment in human capital, Barrick is recruiting and developing its next generation of high achievers.

Looking back to the Merger, it is clear to me that we have achieved all the initial objectives we set for ourselves. Barrick has been restructured and repurposed as a modern mining business. The renewed emphasis on exploration has placed it in the unique position of more than replenishing the reserves depleted by mining year after year. Major organic growth projects, such as Reko Diq, the current extension of Pueblo Viejo’s Tier One mine life by more than 20 years, and the transformation of Lumwana into one of the world’s major copper mines, will secure Barrick’s production profile well into the future. Expanding the copper portfolio was one of Barrick’s key strategic aims and when the new Lumwana and Reko Diq are commissioned in 2028, Barrick will become a major-league producer. In the meantime, we continue to pursue opportunities for growing our copper portfolio.

Barrick’s balance sheet, once burdened by heavy debt, is now one of the industry’s most robust and our strong operational cash flows ensure that we have the capacity to fund existing and new organic growth projects, as well as to take advantage of any fresh opportunities that meet our stringent investment criteria. We scan a wide horizon for such: because we believe that to be world-class, a business has to be global, Barrick’s footprint is being expanded and currently comprises mines, projects and exploration programs in 18 countries across four continents, covering the main prospective regions for gold and copper.

II	Barrick Gold Corporation | 2024 Circular

Mark Bristow and I have worked closely together to build this new Barrick, to achieve its foundational goals, and to create a clear roadmap for its future growth. I have therefore concluded that this is an appropriate time for me to transition from my position as Executive Chairman to that of Chairman, which became effective February 13, 2024. As Chairman, I will continue to provide leadership to the Board and together we will be the custodians of the strategy of the Company. Mark Bristow remains President and Chief Executive and he will continue to develop the strategy, obtain approval from the Board, and drive its implementation. The Board agrees with me that this structure will best position Barrick for its next growth phase.

I wish to take this opportunity to pay tribute to Gustavo Cisneros, who passed away on December 29, 2023. Gustavo became a valued member of our Board in 2003, bringing with him a wealth of global business experience, which was both broad and deep. He was a towering figure in both the business and cultural landscapes of Latin America. Gustavo was an exceptional businessman as well as a visionary who left an indelible mark on our Board and our Company. His wisdom, grace, and generosity inspired all those fortunate enough to work alongside him. We deeply feel his absence and we extend our heartfelt sympathies, thoughts, and prayers to his beloved wife Patty, and their three children Guillermo, Carolina, and Adriana.

I also note with great sadness the passing of the Chairman of Barrick’s International Advisory Board, the Right Honourable Brian Mulroney, on February 29, 2024. One of the greatest statesmen of his generation, he was a leader with a purpose who accomplished many vital goals and did so with decency and skill. His insightful contribution to geopolitical and other strategic issues will be sorely missed and our deepest sympathies, thoughts and prayers are with his wife Mila and their four children Caroline, Benedict, Mark, and Nicolas.

Finally, on behalf of the Board and management team, I would like to extend our deepest gratitude and appreciation to J. Michael Evans, who will be retiring from the Board effective April 30, 2024. Michael’s invaluable contributions and dedicated service have been integral to the Company’s journey since he joined the Board in 2014. Michael’s leadership and expertise have played a significant role in shaping Barrick’s trajectory. We wish him all the best in his future endeavors and express our heartfelt thanks for his exceptional service.

In conclusion, I have the pleasure of inviting you to the Annual General Meeting of Shareholders on April 30, 2024. This will be a virtual meeting, which provides convenient access for shareholders and, as in prior years, shareholders will be able to vote and ask questions in real time through our virtual meeting platform. Our Information Circular details how to participate, how to vote, and how to contact me, my fellow Directors and the Company.

On behalf of the Board, I thank you for your support during the past year. We look forward to your participation in the meeting.

John L. Thornton

Chairman

Barrick Gold Corporation | 2024 Circular	III

March 21, 2024
Letter from the Lead Director

My Fellow Shareholders

During the past year, your Board of Directors again provided the strategic direction, oversight, and engagement that continue to advance Barrick towards its goal of becoming the world’s most valued gold and copper mining company. Working closely with the Company’s world-class leadership, the Board was again instrumental in ensuring that Barrick’s current performance and future prospects point to the long-term delivery of sustainable growth and profitability.

The Board prioritizes renewal and diversity in its own ranks in order to maintain and enhance its already high level of global business experience, as well as to make its membership more fully representative of the societies in which the company operates. Since the Merger five years ago, seven new members have been appointed, and females now account for 40% of our directors standing for election at the Meeting (50% of the independent directors) while 40% of our directors identify as racially or ethnically diverse.

As you would have noted in the accompanying letter from the Chairman, effective February 13, 2024, John Thornton transitioned from his Executive Chairman role to become our Chairman. At the time of the Merger, the Board continued Barrick’s existing structure that included an Executive Chairman in order to realize the potential of the combined company, leveraging our shared culture and complementary strengths and assets to fulfil the vision of becoming the world’s most valued gold and copper mining business. Today, after five years, the Company has successfully achieved these goals, which has now made it possible for Mr. Thornton to transition to his new role. As Chairman, Mr. Thornton will continue to provide leadership and direction to the Board and, together with our President and Chief Executive Officer Mark Bristow, be the custodian of the Company’s strategy. My fellow directors and I will continue to benefit from the Chairman’s wisdom and leadership as we look to Barrick’s future and the challenges and opportunities ahead of us.

Also as noted in the Chairman’s letter, on December 29, 2023, Gustavo Cisneros, who had been a Barrick director since 2003, passed away. The substantial contribution he made to Barrick’s development will be greatly missed and I join John, the Board, and management of Barrick in extending my condolences to his wife Patty and family.

As part of our stewardship of Barrick’s business strategy and the management of key risks, the Board actively oversees the Company’s sustainability policies and performance. Our Environmental, Social, Governance & Nominating Committee reviews regular updates from the President and Chief Executive Officer on matters such as Barrick’s contribution to the social and economic development of its host communities, the health and safety of the workforce, the protection of human rights, and the implementation of the Company’s climate strategy and bio-diversity initiatives.

Board members closely monitor key growth projects. In August, independent directors visited the Pueblo Viejo mine in the Dominican Republic to review progress on the process plant expansion and the new tailings storage facility. The Board also continued to supervise other strategically significant developments such as the reconstitution of the massive Reko Diq copper-gold project and the resumption of gold mining operations at Porgera in Papua New Guinea.

IV	Barrick Gold Corporation | 2024 Circular

The Audit & Risk Committee received in-depth briefings on key operational and geopolitical risks across the Company’s portfolio. These included regular updates on Barrick’s strategies for mitigating global inflationary pressures, higher energy costs, supply chain disruptions, tax, and other remaining legacy issues. The Committee also reviewed Barrick’s cyber-security strategy and key cyber-related risks as well as its climate disclosures.

In 2023, the Committee oversaw a robust external audit tender process in keeping with our commitment to market-leading corporate governance practices. After a thorough review and evaluation of the firms participating in the tender process against the criteria established by the Audit & Risk Committee, the Committee recommended, and the Board approved, the selection of PwC as Barrick’s auditor. The reappointment of PwC in this role reflects the Board’s determination that PwC is best suited to Barrick and its business across multiple dimensions, including with respect to independence assurance and industry experience and expertise. In addition, the Committee was briefed by management on the company’s financial plan, dividend policy strategy, and share buyback program to ensure that Barrick maintained its liquidity and balance sheet strength while delivering sustainable returns to shareholders.

Barrick has a high-performance culture and 100% of all incentive compensation awarded to our executives is performance-based. Since the Merger, the Compensation Committee has continued to refine our long-term incentive (LTI) framework and our unique Performance Granted Share Unit (PGSU) plan to ensure that they support the key pillars of our long-term strategy, transparently reward long-term performance and reinforce our ownership culture.

In 2023, the Committee reviewed the executive compensation framework, taking into consideration shareholder feedback received from our ongoing shareholder outreach, to ensure that it comprises meaningful LTI measures reflecting deliberate management action and long-term value creation:

•   PGSUs granted reflect actual multi-year performance against five scorecard categories (previously seven).

•   50% of the long-term scorecard is now tied to returns (share price returns through relative Total Shareholder Return (TSR) and returns generated from disciplined capital allocation through Return on Capital Employed (ROCE)).

•   30% of the scorecard is linked to Barrick’s differentiated growth strategy through reserves replacement (organic growth) and strategic execution (including capital projects and inorganic growth).

•   ESG performance accounts for 20% of the long-term scorecard and 10% of the annual incentive criteria to reinforce our commitment to sustainability.

Annual performance incentives for management leaders are based on in-year achievement of personal scorecards tailored to their responsibilities and new for 2023 also include Company and regional measures relating to safety, environment, costs, and production.

In 2023, the Committee also reviewed Barrick’s compensation peer group to ensure that it is aligned with the competitive market for talent. We are committed to continuing to assess and refine our executive compensation framework to align with shareholders’ interests.

Barrick Gold Corporation | 2024 Circular	V

Executives and Partners remain subject to market-leading share ownership requirements to align equity retention with the long investment lead times characteristic of the mining industry as well as with our long-term shareholders. Employee ownership at Barrick is broad and deep and the Company’s leaders continue to build on their substantial equity stakes. At the end of the year, the Chairman owned 2.7 million Barrick Shares while the President and Chief Executive Officer and other Named Executive Officers had a collective ownership of more than 7.2 million Barrick Shares.

As we embark on the journey ahead, I am confident in the collective wisdom and expertise of our Board members and leadership team. Together, we will navigate the challenges and opportunities that lie ahead, guided by our shared vision for Barrick’s continued success.

J.B. Harvey

Lead Director

VI	Barrick Gold Corporation | 2024 Circular

Notice of 2024 Annual Meeting

Meeting Information

Date:	April 30, 2024

Time:	10:00 a.m. (Toronto time)

Location:	https://web.lumiagm.com/406457272

Fellow Shareholders:

You are invited to attend Barrick’s 2024 Annual Meeting of Shareholders (the Meeting) at which you will be asked to:

•	Elect 10 director nominees;

•	Appoint PricewaterhouseCoopers LLP as our auditor for 2024;

•	Approve our non-binding advisory vote on our approach to executive compensation; and

•	Consider the shareholder proposal set out in Schedule E of the Circular.

Shareholders will also transact any other business properly brought before the Meeting.

Barrick’s Board of Directors has approved the contents of this Notice and Circular and the sending of this Notice and Circular to our shareholders, each of our directors, and our auditor.

In order to facilitate engagement with shareholders, Barrick is pleased to host a virtual meeting format for this year’s Meeting that shareholders may attend virtually by way of a live webcast regardless of their geographic location. Registered shareholders, non-registered (or beneficial) shareholders, and their duly appointed proxyholders will be able to participate, ask questions, and vote in “real time” through an online portal that may be accessed at https://web.lumiagm.com/406457272 by following the instructions set out in the Circular. Non-registered shareholders must carefully follow the procedures set out in the Circular in order to vote virtually and ask questions through the online portal. Non-registered shareholders who do not follow the procedures set out in the Circular will nonetheless be able to view a live webcast of the Meeting, but will not be able to ask questions or vote. Please refer to the section of the Circular entitled “Meeting and Voting Information” for additional details.

Your vote is important. As a shareholder, it is very important that you read this material carefully and then vote your common shares of Barrick (Barrick Shares). You are eligible to vote your Barrick Shares if you were a shareholder of record at the close of business on March 1, 2024. You may vote in person, virtually, or by proxy. See page 5 for further instructions on how you can vote.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor, by telephone at 1-866-851-2571 (toll-free in North America) or 647-251-9704 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

By Order of the Board of Directors,

Joseph Heckendorn

Vice President, Corporate Secretary

and Associate General Counsel

March 21, 2024

General Information

In this Circular, “you”, “your”, and “shareholder” refer to the holders of common shares of Barrick. “We”, “us”, “our”, the “Group”, the “Company”, and “Barrick” refer to Barrick Gold Corporation, unless otherwise indicated. Information in this Circular is as of March 20, 2024, unless otherwise indicated. All references to US $ or $ are to U.S. dollars and all references to Cdn $ are to Canadian dollars. The annual average exchange rate for 2023 reported by the Bank of Canada was US $1.00 = Cdn $1.3497.

Barrick Gold Corporation | 2024 Circular	1

Key Terms

After-Tax Shares	Barrick Shares that are purchased on the open market with after-tax compensation proceeds

API	Annual Performance Incentive

API Scorecards	Annual Performance Incentive Scorecards

Articles	The Notice of Articles and the Articles of Continuation of Barrick

Audit Services Policy	Policy on Pre-Approval of Audit, Audit-Related, and Non-Audit Services

Barrick Shares	Common shares of Barrick

BCBCA	Business Corporations Act (British Columbia)

Board of Directors or Board	Board of Directors of Barrick

Change in Control Plan	Partner Change in Control Severance Plan

Circular	This 2024 Information Circular

Class 1 Environmental Incident	An incident that causes significant negative impacts on human health or the environment, or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock, or wildlife

Clawback Policy	Amended and Restated Incentive Compensation Recoupment Policy

Code	Code of Business Conduct and Ethics

DSUs	Deferred Share Units

E&S Committee	Environmental & Social Oversight Committee

ESG	Environmental, Social, and Governance

Exchange Act	United States Securities Exchange Act of 1934, as amended

Executive Committee	Executives of Barrick including the President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; Chief Operating Officer, Latin America and Asia Pacific; and Chief Operating Officer, Africa and Middle East; and others as may be appointed from time to time

GDX	VanEck Gold Miners Exchange Traded Fund

GHG	Greenhouse Gas

Global Peer Group	Agnico Eagle Mines Limited, Anglo American plc, AngloGold Ashanti Ltd., Antofagasta plc, BHP Group Limited, Cenovus Energy Inc., First Quantum Minerals Ltd., Freeport McMoran Inc., Gold Fields Limited, Kinross Gold Corporation, Newmont Corporation, Rio Tinto Ltd., South32 Limited, Teck Resources Limited, Canadian Natural Resources Ltd., Hess Corporation, Occidental Petroleum Corporation, and Suncor Energy Inc.

LTI	Long-Term Incentives

LTIFR	Lost-Time Injury Frequency Rate, a ratio calculated as the product of the number of lost-time injuries and 1,000,000 hours, divided by the total number of hours worked

Meeting	2024 Annual Meeting, to be held on April 30, 2024

Merger	The acquisition of Randgold by Barrick on January 1, 2019

Named Executive Officers (NEOs)	President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; Chief Operating Officer, Latin America and Asia Pacific; and Chief Operating Officer, Africa and Middle East

Nevada Gold Mines	Nevada Gold Mines LLC, Barrick’s joint venture with Newmont that combined their respective mining operations, assets, reserves, and talent in Nevada, USA

NGO	Non-Governmental Organization

NYSE	New York Stock Exchange

Partners	Individuals who participate in the Partnership Plan

Partnership Plan	Provides Partners (including the NEOs) with eligibility for the API Program, the PGSU Plan, and the Change in Control Plan

PGSUs	Performance Granted Share Units

Randgold	Randgold Resources Limited

ROCE	Return on Capital Employed

RSUs	Restricted Share Units

SEC	U.S. Securities and Exchange Commission

Sustainability Scorecard	A scorecard that measures Barrick’s ESG performance based on key performance indicators that are aligned to priority areas set out in Barrick’s strategy

2	Barrick Gold Corporation | 2024 Circular

TCFD	Task Force on Climate-Related Financial Disclosures

Tier One Copper Asset	An asset with a $3.00 per pound reserve with potential for five million tonnes or more of contained copper to support a minimum 20-year life, annual production of at least 200,000 tonnes, and with all-in sustaining costs per pound life-of-mine in the lower half of the industry cost curve. Tier One assets must be located in a world class geological district with potential for organic reserve growth and long-term geologically driven value addition

Tier One Gold Asset	An asset with a $1,300 per ounce reserve with potential for five million ounces to support a minimum 10-year life, annual production of at least 500,000 ounces of gold and with all-in sustaining costs per ounce life-of-mine that are in the lower half of the industry cost curve. Tier One assets must be located in a world class geological district with potential for organic reserve growth and long-term geologically driven value addition

TRIFR	Total Reportable Injury Frequency Rate, a ratio calculated as the product of the number of reportable injuries (which includes fatalities, lost-time injuries, restricted duty injuries, and medically treated injuries) and 1,000,000 hours, divided by the total number of hours worked

TSR	Total Shareholder Return

TSX	Toronto Stock Exchange

Non-GAAP Financial Performance Measures

Certain financial performance measures in this Circular – namely EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Net Earnings, Adjusted Net Earnings per Share, Free Cash Flow, Total Cash Costs per ounce, C1 Cash Costs per pound, All-in Sustaining Costs per ounce and All-In Costs per ounce – are not prescribed by IFRS. These non-GAAP financial measures are included because management uses the information to analyze business performance and financial strength. These non-GAAP financial performance measures are intended to provide additional information only and do not have any standardized definition under IFRS and may not be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further details regarding non-GAAP financial performance measures and a detailed reconciliation to the most directly comparable measure under IFRS, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 112.

Forward-Looking Information

This Circular contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking information can be identified by the use of words such as “aim”, “aspire”, “strive”, “will”, “expect”, “intend”, “plan”, “believe”, “execute” or similar expressions, as they relate to the Company. In particular, this Circular includes, without limitation, forward-looking information pertaining to: the belief of management that the Company’s ability to implement a business plan that focuses on its 2024 strategic priorities will further Barrick’s aim to be the world’s most valued gold and copper mining business; forward-looking production guidance, including our ability to increase attributable production in gold equivalent ounces by more than 30% by 2030; our ability to convert resources into reserves and replace reserves net of depletion from production; mine life and production rates, including annual production expectations from Pueblo Viejo, Goldrush and Lumwana and anticipated production growth from Barrick’s organic project pipeline and reserve replacement; Barrick’s global exploration strategy and planned exploration activities; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status; our ability to maintain a 10-year production outlook; Barrick’s copper strategy; our plans and expected completion and benefits of our growth projects; targeted first production for the Reko Diq project; the resumption of operations at the Porgera mine and expected restart of mining and processing in the first quarter of 2024; our pipeline of high confidence projects at or near existing operations; the potential to extend Veladero’s life of mine and the timing for completion of construction of the Phase 7B Leach Pad; Lumwana’s ability to further extend the life of mine through the development of a Super Pit and the targeted timing for a PFS and first production; Barrick’s strategy, plans, targets, and goals in respect of environmental, and social governance issues, including local community relations, economic contributions and education, employment, and procurement initiatives, climate change and biodiversity initiatives; Barrick’s talent management strategy; Barrick’s performance dividend policy and share buyback program; and expectations regarding future price assumptions, financial performance and other outlook or guidance. These statements are based on the reasonable assumptions, estimates, analysis, and opinions of management made in light of management’s experience and perception of trends, current conditions, and expected developments, as well as other factors that management considers to be relevant and reasonable at the date that such statements are made. Forward-looking information involves known and unknown risks, uncertainties, assumptions, and other factors that may cause the actual results, performance, or achievements of the Company, as applicable, to be materially different from those anticipated, estimated, or intended. Forward-looking information contained herein is made as of the date of this Circular, and, other than as required by securities law, the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events, or results or otherwise unless so required by applicable securities laws.

Future Dividends

The declaration and payment of dividends is at the discretion of the Board, and will depend on the Company’s financial results, cash requirements, future prospects, the number of outstanding Barrick Shares, and other factors deemed relevant by the Board. The Board reserves all powers related to the declaration and payment of dividends. Consequently, in determining any dividends to be declared and paid on Barrick Shares, the Board may revise or terminate the payment level at any time without prior notice. As a result, investors should not place undue reliance on statements relating to future dividends.

Share Buyback Program

The actual number of Barrick Shares that may be purchased by Barrick under the share buyback program, if any, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, prevailing market prices of the Barrick Shares, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction. The share buyback program does not obligate the Company to acquire any particular number of Barrick Shares, and the buyback program may be suspended or discontinued at any time at the Company’s discretion.

Barrick Gold Corporation | 2024 Circular	3

Meeting and Voting Information

Proxy Solicitation and Meeting Materials

How we will solicit proxies

Your proxy is being solicited on behalf of Barrick’s management in connection with the meeting to be held on April 30, 2024 (the Meeting). Management will solicit proxies primarily by mail, but proxies may also be solicited personally by telephone by employees of the Company. The costs of preparing and distributing the Meeting materials and the cost of soliciting proxies will be borne by the Company.

The Company has retained Kingsdale Advisors to provide a broad array of strategic advisory, governance, strategic communications, digital and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of the Company. For 2023, estimated aggregate fees to assist with soliciting proxies by mail and telephone were approximately $50,000, plus distribution costs and other expenses. Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-2571 (toll-free in North America) or 647-251-9704 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

How we use Notice and Access

We distribute our information circular for our annual meeting and related proxy form to our shareholders by sending them a notice of electronic availability of such circular. The notice of electronic availability in respect of the Meeting provides instructions on how to access and review an electronic copy of our 2024 information circular for the Meeting (the Circular) and instructions on voting by proxy at the Meeting. This process is known as Notice and Access.

•

How Barrick shareholders benefit from Notice and Access: Notice and Access expedites our shareholders’ receipt of these materials, lowers printing and distribution costs, and reduces the environmental impact of our Meeting.

•

How to obtain a paper copy of our Circular: Shareholders can request a paper copy of the Circular at www.meetingdocuments.com/TSXT/abx or by calling TSX Trust Company (TSX Trust) toll-free at 1-888-433-6443 from Canada and the United States or by calling collect at 416-682-3801 from other locations or by e-mailing tsxt-fulfilment@tmx.com. If you have previously provided instructions to receive a paper copy of our Circular and do not want to receive a paper copy in the future, please contact your intermediary.

How meeting materials will be delivered to shareholders

The proxy materials are sent to our registered shareholders through our transfer agent, TSX Trust. We generally do not send our proxy materials directly to non-registered shareholders and instead use the services of Broadridge Investor Communications Corporation (Broadridge) who acts on behalf of intermediaries to send proxy materials. We intend to pay intermediaries to send proxy materials and voting instruction forms to objecting non-registered shareholders.

Non-registered (or beneficial) shareholders are asked to consider signing up for electronic delivery (“E-delivery”) of the Meeting materials. E-delivery has become a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative by eliminating the use of printed paper and the carbon footprint of the associated mail delivery process. Signing up is quick and easy, go to www.proxyvote.com, sign in with your control number, and vote on the matters that come before the Meeting. Following your vote confirmation, you will be able to select the electronic delivery box and provide an email address. Having registered for electronic delivery, going forward you will receive your meeting materials by email and will be able to vote on your device by simply following a link in an email sent to you by your intermediary, provided your intermediary supports this service.

Meeting Procedures

Attending the Meeting

Date:	April 30, 2024
Time:	10:00 a.m. (Toronto time)
Location:	https://web.lumiagm.com/406457272

Only shareholders of record at the close of business on March 1, 2024 and other permitted attendees may virtually attend the Meeting. Attending the Meeting virtually allows registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves or a third-party proxyholder in accordance with the procedures set out below under the heading “How can I vote if I am a non-registered shareholder?”, to participate, ask questions, and vote at the Meeting using

4	Barrick Gold Corporation | 2024 Circular

the LUMI meeting platform. Guests, including non-registered shareholders who have not duly appointed themselves or a third party as proxyholder, can log into the virtual Meeting as a guest. Guests may listen to the Meeting, but will not be entitled to vote or ask questions.

•

Registered shareholders and duly appointed proxyholders may log in online at https://web.lumiagm.com/406457272, click on “I have a Control Number”, enter the 13-digit Control Number found on the proxy or provided to a duly appointed proxyholder, as applicable, the meeting ID 406-457-272, and the password barrick2024 (case sensitive), then click on the “Login” button. We recommend you log in at least one hour before the Meeting begins. For registered shareholders, the Control Number is located on your form of proxy. For duly appointed proxyholders (including non-registered shareholders who have appointed themselves), your Control Number will be provided by TSX Trust provided that you or your proxyholder has been duly appointed in accordance with the procedures outlined in this Circular.

•	Non-registered shareholders may view a live webcast of the Meeting by going to the same URL as above and clicking on “I am a guest” or on our website at www.barrick.com/investors/agm.

During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need the latest version of Chrome, Safari, Edge, or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls and VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted to the security settings of your organization or that you have disabled your VPN setting. It is recommended that you log in at least one hour before the Meeting.

If shareholders (or their duly appointed proxyholders) encounter any difficulties accessing the Meeting during the check-in, they may attend the Meeting by clicking “Guest” and completing the online form. The LUMI meeting platform is fully supported across Internet browsers and devices (desktops, laptops, tablets, and smartphones) running the most updated version of applicable software and plugins. Barrick Shareholders (or their proxyholders) should ensure that they have a strong Internet connection if they intend to attend and/or participate in the Meeting. Participants should allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the Meeting. Technical support can also be accessed at support-ca@lumiglobal.com.

For additional information, please see below under “Voting Procedures”.

How many shareholders are needed to reach a quorum?

We need to have at least two people present at the Meeting who hold, or represent by proxy, in aggregate, at least 25% of the issued and outstanding Barrick Shares entitled to be voted at the Meeting. On March 20, 2024, the Company had 1,755,636,101 Barrick Shares outstanding. Each Barrick Share is entitled to one vote. Shareholders who participate in and/or vote at the Meeting virtually are deemed to be present at the Meeting for all purposes, including quorum.

Does any shareholder beneficially own 10% or more of the issued and outstanding Barrick Shares?

To the knowledge of the directors and senior officers of the Company, as of March 20, 2024, no person beneficially owned, directly or indirectly, or exercised control or direction over, voting securities carrying 10% or more of the voting rights attached to the outstanding Barrick Shares.

Will Company employees vote their Barrick Shares at the Meeting?

Employees of Barrick are entitled to vote Barrick Shares beneficially owned by them, including those held in our equity compensation plans, at the Meeting. As of March 20, 2024, less than 1% of Barrick Shares were beneficially owned by employees through our equity compensation plans.

Voting Procedures

How do I vote my Barrick Shares?

Please follow the voting instructions based on whether you are a registered or non-registered shareholder:

•   You are a registered shareholder if you have a share certificate issued in your name or appear as the registered shareholder on the books of the Company.

•   You are a non-registered shareholder if your Barrick Shares are registered in the name of an intermediary (for example, a bank, trust company, investment dealer, clearing agency, or other institution).

If you are not sure whether you are a registered or non-registered shareholder, please contact TSX Trust by email at shareholderinquiries@tmx.com. Alternatively, please call TSX Trust toll-free at 1-800-387-0825 from Canada and the United States or collect at 416-682-3860 from other locations.

Barrick Gold Corporation | 2024 Circular	5

How can I vote if I am a registered shareholder?

Option 1 – By proxy (proxy form)

By Internet:

Go to TSX Trust’s website at www.meeting-vote.com and follow the instructions on screen. You will need your 13-digit Control Number, which can be found on your proxy form.

See below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

By Telephone:

Call 1-888-489-5760 (toll-free in Canada and the United States) from a touch-tone phone and follow the instructions. You will need your 13-digit Control Number, which can be found on your proxy form.

Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone. See below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

By Fax:

Complete, sign, and date your proxy form, and send all pages (in one transmission) by fax to 416-595-9593.

See below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

By Mail:

Complete, sign, and date your proxy form, and return it in the envelope provided.

See below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

Appointing another person to attend the Meeting and vote your Barrick Shares for you:

You may appoint a person other than the directors and officers designated by the Company on your proxy form to represent you and vote on your behalf at the Meeting. This person does not have to be a shareholder. To do so, strike out the names of our directors and officers that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, sign, and date the proxy form, and return it to TSX Trust as instructed. Please ensure that the person you appoint is aware that he or she has been appointed to attend the Meeting virtually on your behalf.

In order to participate in the virtual Meeting, your proxyholder must request a Control Number for the Meeting from TSX Trust by 5:00 p.m. (Toronto time) on April 29, 2024. Control Numbers can be obtained online by completing an electronic form on TSX Trust’s website, or by contacting TSX Trust by phone:

Electronic form	www.tsxtrust.com/control-number-request
By phone	Contact TSX Trust at 1-866-751-6315 (within North America) or 416-682-3860 (outside of North America)

This Control Number will allow your proxyholder to log in to the live webcast and vote at the Meeting using the LUMI meeting platform. Without a Control Number, your proxyholder will not be able to vote at the Meeting. TSX Trust will provide your duly appointed proxyholder with a Control Number provided that your proxy has been received by TSX Trust prior to this deadline. Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone.

For more information, please see above under the heading “Attending the Meeting” and below under the heading “How will my Barrick Shares be voted if I return a proxy?”.

6	Barrick Gold Corporation | 2024 Circular

Option 2 – In person via Internet Webcast

Registered shareholders have the ability to participate, ask questions, and vote at the Meeting using the LUMI meeting platform. Eligible registered shareholders may log in at https://web.lumiagm.com/406457272, click on “I have a Control Number”, enter the 13-digit Control Number found on the proxy, the meeting ID 406-457-272, and the password barrick2024 (case sensitive), then click on the “Login” button. During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need the latest version of Chrome, Safari, Edge, or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls and VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted to the security settings of your organization or that you have disabled your VPN setting. It is recommended that you log in at least one hour before the Meeting. Non-registered shareholders must follow the procedures outlined below under the heading “How can I vote if I am a non-registered shareholder?” to participate in the Meeting using the LUMI meeting platform. Non-registered shareholders who fail to comply with the procedures outlined below may nonetheless view a live webcast of the Meeting by going to the same URL as above and clicking on “I am a guest” or on our website at www.barrick.com/investors/agm.

How can I vote if I am a non-registered shareholder?

Option 1 – By proxy (voting instruction form)

You will receive a voting instruction form that allows you to vote on the Internet, by telephone, by fax, or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your intermediary is required to ask for your voting instructions before the Meeting. Please contact your intermediary if you did not receive a voting instruction form.

Alternatively, you may receive from your intermediary a pre-authorized proxy form indicating the number of Barrick Shares to be voted, which you should complete, sign, date, and return as directed on the form.

Option 2 – In person via Internet Webcast

We do not have access to the names or holdings of our non-registered shareholders. That means you can only vote your Barrick Shares virtually at the Meeting if you have (a) previously appointed yourself as the proxyholder for your Barrick Shares, by printing your name in the space provided on your voting instruction form and submitting it as directed on the form, and (b) by no later than 5:00 p.m. (Toronto time) on April 29, 2024, you contacted TSX Trust to request a Control Number. Control Numbers can be obtained online by completing an electronic form on TSX Trust’s website, or by contacting TSX Trust by phone:

Electronic form	tsxtrust.com/control-number-request
By phone	Contact TSX Trust at 1-866-751-6315 (within North America) or 416-682-3860 (outside of North America)

This Control Number will allow you to log in to the live webcast and vote at the Meeting. Without a Control Number, you will not be able to ask questions or vote at the Meeting. During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need the latest version of Chrome, Safari, Edge, or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls and VPN Connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted to the security settings of your organization or that you have disabled your VPN setting. It is recommended that you log in at least one hour before the Meeting.

You may also appoint someone else as the proxyholder for your Barrick Shares by printing their name in the space provided on your voting instruction form and submitting it as directed on the form. If your proxyholder intends to participate in the Meeting virtually, he or she must contact TSX Trust at 1-866-751-6315 (within North America) or 416-682-3860 (outside of North America) by no later than 5:00 p.m. (Toronto time) on April 29, 2024 to obtain a Control Number for the Meeting.

Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to TSX Trust before 5:00 p.m. (Toronto time) on April 26, 2024. If you plan to participate in the Meeting virtually (or to have your proxyholder attend the Meeting virtually), you or your proxyholder will not be entitled to vote or ask questions online unless the proper documentation is completed and received by your intermediary well in advance of the Meeting to allow them to forward the necessary information to TSX Trust before 5:00 p.m. (Toronto time) on April 26,

Barrick Gold Corporation | 2024 Circular	7

2024. You should contact your Intermediary well in advance of the Meeting and follow their instructions if you want to participate in the Meeting virtually.

Non-registered shareholders who do not object to their name being made known to the Company may be contacted by Kingsdale Advisors to assist in conveniently voting their Barrick Shares directly by telephone. Barrick may also utilize the Broadridge QuickVote service to assist such shareholders with voting their Barrick Shares. See “How we will solicit proxies” on page 4 for more information.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-2571 (toll-free in North America) or 647-251-9704 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Is there a deadline for my proxy to be received?

Yes. Whether you vote by mail, fax, telephone, or Internet, your proxy must be received by no later than 5:00 p.m. (Toronto time) on Friday, April 26, 2024. If the Meeting is adjourned or postponed, your proxy must be received by 5:00 p.m. (Toronto time) on the second-last business day before the reconvened meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

As noted above, if you are a non-registered shareholder, all required voting instructions must be submitted to your intermediary sufficiently in advance of this deadline to allow your intermediary time to forward this information to TSX Trust. Barrick reserves the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but Barrick is under no obligation to accept or reject any particular late proxy.

Will virtually attending the Meeting impact my ability to participate in the Meeting?

This year, Barrick is pleased to host a virtual Meeting in which shareholders can participate by following the instructions in this Circular and attend regardless of geographic location. The Company values shareholder participation and feedback, and expects that shareholders attending the Meeting virtually will have substantially the same opportunity to participate in the Meeting and ask questions of the Board and management as they would if attending the Meeting in person.

Shareholders will be able to submit their votes by virtual ballot during the Meeting through the LUMI meeting platform. The Chair of the Meeting will indicate the time at which polls open and close, and voting options will be visible on your screen. Shareholders who wish to vote virtually at the Meeting should follow the instructions set out above under the heading “Voting Procedures”.

At the virtual Meeting, registered shareholders, non-registered shareholders, and their duly appointed proxyholders who have followed the instructions in this Circular will be able to ask questions in “real time” through the online Meeting portal by sending a written message to the Chair of the Meeting through the LUMI meeting platform. To ensure you have the ability to ask questions during the Meeting, it is important that you follow the instructions set out above under the headings “Attending the Meeting” and “Voting Procedures”.

Registered shareholders, non-registered shareholders, and their duly appointed proxyholders who wish to ask questions are encouraged to submit their questions as soon as possible during the Meeting. Questions can be submitted in the text box (chat feature) of the LUMI meeting platform. During the Meeting, shareholders will also be able to provide direct feedback to management during the question-and-answer segment of the Meeting by submitting any feedback in the text box (chat feature) of the LUMI meeting platform.

The Chair of the Meeting and members of management present at the Meeting will answer questions relating to matters to be voted on before a vote is held on such matter, if applicable. General questions will be addressed at the end of the Meeting during the question-and-answer segment. Questions will be read aloud before a response is provided. So that as many questions as possible may be answered, shareholders are asked to be brief and concise and to address only one topic per question.

Consistent with an in-person Meeting, the Chair of the Meeting has broad authority and discretion to conduct the Meeting in an orderly manner, including determining the order in which questions are answered, the amount of time devoted to answering any one question, and the appropriateness of a question. While all questions are welcome, the Company does not intend to respond to questions that (a) are irrelevant to the Company’s operations or to the business of the Meeting; (b) relate to non-public information concerning the Company; (c) relate to personal grievances or personal business interests; (d) constitute derogatory references to individuals or that are otherwise offensive to third parties; (e) are repetitious or have already been asked by other shareholders; or (f) are out of order or not otherwise appropriate, as reasonably determined by the Chair of the Meeting. Questions from multiple shareholders on the same topic or that are otherwise related will, to the extent practicable, be summarized and answered together.

For any questions asked but not answered during the Meeting due to time constraints, shareholders may contact the Corporate Secretary at corporatesecretary@barrick.com. A video and audio recording of the Meeting will be available on Barrick’s website shortly following the Meeting.

8	Barrick Gold Corporation | 2024 Circular

Any shareholder who validly submitted a proposal before the Meeting will be afforded a reasonable opportunity to present the proposal to the Meeting. Shareholders will be able to vote on any validly submitted shareholder proposal in the same manner they would on any item of business that properly comes before the Meeting.

Technical support will be available on the LUMI meeting platform on the day of the Meeting via e-mail at supportca@lumiglobal.com.

How will my Barrick Shares be voted if I return a proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Barrick Shares on each item of business according to your instructions. If you have appointed the designated directors or officers of Barrick as your proxy and you do not provide them with instructions, they will vote your Barrick Shares as follows:

•	FOR the election of the 10 nominee directors to the Board;

•	FOR the appointment of PricewaterhouseCoopers LLP as the Company’s auditor and the authorization of the directors to fix the auditor’s remuneration;

•	FOR the advisory resolution approving the Company’s approach to executive compensation; and

•	AGAINST the shareholder proposal set out in Schedule E of this Circular.

What happens if there are amendments, variations, or other matters brought before the Meeting?

Your proxy authorizes your proxyholder to act and vote for you on any amendment or variation of any of the business of the Meeting and on any other matter that properly comes before the Meeting. Your proxy is effective at any continuation following an adjournment of the Meeting. As of March 20, 2024, no director or officer of the Company is aware of any variation, amendment, or other matter to be presented for a vote at the Meeting.

What if I change my mind after I have submitted my proxy?

You can revoke a vote you made by proxy by:

•	Voting again on the Internet or by telephone before 5:00 p.m. (Toronto time) on April 26, 2024;

•

Completing a proxy form or voting instruction form that is dated later than the proxy form or voting instruction form that you are changing, and mailing or faxing it as instructed on your proxy form or voting instruction form, as the case may be, so that it is received before 5:00 p.m. (Toronto time) on April 26, 2024; or

•	Any other means permitted by law.

If you are a registered shareholder, you can also revoke a vote you made by sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 5:00 p.m. (Toronto time) on April 26, 2024, or by giving notice in writing from you or your authorized attorney to the Chair of the Meeting, at the Meeting or at any adjournment.

Is my vote by proxy confidential?

Yes. All proxies are received, counted, and tabulated independently by TSX Trust, our transfer agent, or Broadridge, in a way that preserves the confidentiality of shareholder votes, except:

•	As necessary to permit management and the Board of Directors to discharge their legal obligations to the Company or its shareholders, or to determine the validity of the proxy;

•	In the event of a proxy contest; or

•	In the event a shareholder has made a written comment on the proxy intended for management or the Board of Directors.

Barrick Gold Corporation | 2024 Circular	9

Need help casting your vote?

For assistance with casting your vote, please contact Kingsdale Advisors at:

Kingsdale Advisors

Toll-Free within Canada and the United States:
1-866-851-2571

Text and call enabled outside North America: 647-251-9704
Email: contactus@kingsdaleadvisors.com
How can you obtain more information about the proxy voting process?

If you have any questions about the proxy voting process, please contact your intermediary (e.g., bank, trust company, investment dealer, clearing agency, or other institution) or our Investor Relations Department at:

Toll-Free within Canada and the United States:
1-800-720-7415

Call collect: 416-307-7474
Fax: 416-861-9717
Email: investor@barrick.com

Other Important Information

What is the deadline for making a shareholder proposal at the next annual meeting?

The final date for submission of proposals to shareholders for inclusion in the information circular in connection with next year’s annual shareholders’ meeting is January 30, 2025.

Are any shareholder proposals being considered at the Meeting?

Yes. One shareholder proposal is being considered at the Meeting. For details, please refer to Schedule E of this Circular.

How do I nominate a candidate for election as a director at the Meeting?

Barrick’s Articles set out advance notice procedures for director nominations, which require advance notice to the Company by any shareholder who intends to nominate any person for election as a director of the Company other than pursuant to (a) a requisition of a general meeting made pursuant to the provisions of the BCBCA, (b) a proposal made pursuant to the provisions of the BCBCA, or (c) a nomination by or at the direction of the Board, including pursuant to a notice of the meeting. Among other things, the Articles fix a deadline by which shareholders must notify the Company of their intention to nominate directors and set out the information that shareholders must provide in the notice for it to be valid. These requirements are intended to provide all shareholders with the opportunity to evaluate and review all proposed nominees and vote in an informed and timely manner regarding said nominees. The Articles are available on our website at www.barrick.com, SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov. As of March 20, 2024, the Company has not received any notice of a shareholder’s intention to nominate directors at the Meeting pursuant to the “Nomination of Directors” provisions of the Articles.

Where can I review financial information relating to the Company?

Our financial information is contained in our comparative audited annual financial statements for the year ended December 31, 2023, and related Management Discussion & Analysis, both of which can be found in our 2023 Annual Report on our website at www.barrick.com, on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov.

How do I obtain copies of the Company’s disclosure documents?

If you would like to receive our Annual Report by mail next year, you can do so by checking the appropriate box included on your form of proxy or your voting instruction form.

If you have not previously indicated that you would like to receive our 2023 Annual Report by mail and would like to receive a copy, please contact TSX Trust by email at shareholderinquiries@tmx.com. Alternatively, please call TSX Trust toll-free at 1-800-387-0825 from Canada and the United States or collect at 416-682-3860 from other locations.

Barrick will provide to any person, upon request to our Investor Relations Department, a copy of our 2023 Annual Report, our latest Annual Information Form, and this Circular. Our public disclosure documents are also available on our website at www.barrick.com, on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov.

10	Barrick Gold Corporation | 2024 Circular

Business of the Meeting

Barrick’s Financial Statements

We will place before the Meeting our consolidated financial statements, including the related auditor’s report, for the year ended December 31, 2023. Our financial statements are included in our 2023 Annual Report. The 2023 Annual Report will be mailed to shareholders who request a copy. Our financial statements are also available on our website at www.barrick.com, on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov.

Electing Directors

You will be electing a Board of Directors consisting of 10 members. Please refer to the section entitled “Directors” on page 40 of this Circular for biographies and more information on the nominees. Directors elected at the Meeting will serve until the end of our next annual shareholders’ meeting or until their resignation, if earlier.

The Board recommends a vote FOR all the director nominees.

If Mark Bristow, John L. Thornton or J. Brett Harvey is your proxyholder and you have not given instructions on how to vote your Barrick Shares, he will vote “FOR” the election of the 10 nominees named in this Circular. If a proposed nominee is unable to serve as a director or withdraws his or her name, the individuals named in your form of proxy or voting instruction form reserve the right to nominate and vote for another individual in their discretion.

Majority Voting

Barrick has adopted a majority voting policy, as described in its Corporate Governance Guidelines available on our website at www.barrick.com/about/governance. Any nominee proposed for election as a director in an uncontested election who receives a greater number of votes withheld than votes in favor of his or her election must promptly tender his or her resignation to the Chairman, or in the case of the Chairman, to the Lead Director. Any such resignation will take effect on acceptance by the Board. This policy applies only to uncontested elections of directors where the number of nominees is equal to the number of directors to be elected. The Environmental, Social, Governance & Nominating Committee (ESG & Nominating Committee) will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether it should be accepted, provided that the resignation must be accepted absent exceptional circumstances. The Board will have 90 days to make a final decision and will announce such decision by press release, a copy of which will be provided to the TSX in accordance with Barrick’s standard procedure. The affected director will not participate in any Committee or Board deliberations relating to the tendered resignation.

Appointing the Auditor

The Board recommends a vote FOR the appointment of PwC as Barrick’s auditor.

The Board, on the recommendation of the Audit & Risk Committee, recommends that PricewaterhouseCoopers LLP (PwC) be reappointed as auditor and that the Board be authorized to set the auditor’s remuneration. The audit firm appointed at the Meeting will serve until the end of the Company’s next annual shareholders’ meeting.

PwC has been our external auditor since 1983. In keeping with the Company’s commitment to maintain and observe market-leading corporate governance practices and financial reporting standards, Barrick commenced an external audit tender process in February 2023 pursuant to which it received and considered submissions from four leading audit service firms, including PwC. As a result of this process, the Audit & Risk Committee recommended the reappointment of PwC as Barrick’s auditor. See “Auditor Independence and Audit Tender Process” on the following page for additional details of the audit tender process.

If Mark Bristow, John L. Thornton, or J. Brett Harvey is your proxyholder and you have not given instructions on how to vote your Barrick Shares, he will vote “FOR” the appointment of PwC as Barrick’s auditor.

Barrick Gold Corporation | 2024 Circular	11

What were PwC’s fees for 2023 and 2022? (1)

In millions of dollars	2023	2022

Audit fees(2)	$9.9	$9.7

Audit-related fees(3)	$0.3	$0.2

Tax compliance and advisory fees(4)	$0.4	$0.6

All other fees	$0.0	$0.0

Total	$10.6	$10.5

(1)	The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission (SEC) definitions.

(2)

Audit fees include fees for services rendered by the external auditor in relation to the audit and review of Barrick’s financial statements (inclusive of disbursements), the financial statements of its subsidiaries, and in connection with the Company’s statutory and regulatory filings.

(3)	In 2023, audit-related fees primarily related to a number of projects including compliance with regulatory filing requirements in local markets and translation services.

(4)	Tax fees mainly related to tax planning, compliance services and audit support for various jurisdictions.

Auditor Independence and Audit Tender Process

PwC is independent within the meaning of the rules of the Public Company Accounting Oversight Board and, as required by the relevant SEC rules, Barrick’s lead audit partner at PwC rotates every five years (including most recently in February 2021). In addition, the Audit & Risk Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related, and Non-Audit Services (Audit Services Policy) for the pre-approval of services performed by Barrick’s auditor. The objective of the Audit Services Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through engaging the auditor for other services. All services provided by the Company’s auditor are pre-approved by the Audit & Risk Committee as they arise or through an annual pre-approval of services and related fees. All services performed by Barrick’s auditor comply with the Audit Services Policy and professional standards and securities regulations governing auditor independence. For additional information regarding the mechanisms Barrick has adopted to ensure auditor independence, please see “Procedures for Complaints Regarding Accounting Matters and Auditor Independence Mechanisms” in Schedule A of this Circular.

In keeping with the Company’s commitment to maintain and observe market-leading corporate governance practices and uphold the highest financial reporting standards, Barrick commenced an external audit tender process in February 2023 pursuant to which it received and considered submissions from four leading audit services firms, including PwC. The tender process was conducted in accordance with the procedures approved by the Audit & Risk Committee, which also approved the criteria used to invite and evaluate audit services firms to participate in the tender process. The approved procedures were designed to facilitate a fair and efficient process and included, among other things, meetings with the Chair of the Audit & Risk Committee and select members of management with primary responsibility for engaging with Barrick’s auditor, site visits, written proposals, multiple in-person presentations and interviews, and access to a data room containing information relevant to the tender process. The evaluation criteria were chosen to ensure the selection of an audit services firm that is best suited to Barrick and its business across multiple dimensions, including independent assurance, audit approach, firm reputation and quality control, industry experience and expertise, lead audit partner quality, audit team capabilities, global network, technological capabilities and information security, pricing and fee structure, and firm diversity.

Following a thorough review and evaluation of the audit services firms participating in the tender process against the criteria established by the Audit & Risk Committee, the Audit & Risk Committee identified two audit services firms, including PwC, with the best performance in the tender process. Following a focused comparison of these two firms, the Audit & Risk Committee recommended the reappointment of PwC as Barrick’s auditor. In making its recommendation, the Audit & Risk Committee reviewed and considered the following key factors:

•	Whether the reappointment of PwC as Barrick’s auditor is in the best interests of the Company and its shareholders.

•	The results of management’s assessment of each of the participants in the tender process against the criteria established by the Audit Risk Committee.

•

The benefits associated with PwC’s continued engagement as Barrick’s auditor in light of its experience and its institutional knowledge of the Company’s business and assets, as well as the past and present quality of audit services provided by PwC, including transparency of communication with the Audit & Risk Committee (including early communication of potential issues), independent judgment, objective audit approach, and professional integrity.

•

PwC’s independence from Barrick within the meaning of the rules of the Public Company Accounting Oversight Board, as well as the independence safeguards in place between Barrick and PwC, including the required regulatory rotation of the lead audit partner, the mechanisms Barrick has adopted to ensure auditor independence, including the Audit Services Policy, and the relatively low quantum of PwC’s fees for non-audit services as a proportion of its fees for audit services.

12	Barrick Gold Corporation | 2024 Circular

•

The potential impact on the operation of Barrick’s internal audit function resulting from a transition between auditors, including potential challenges and costs of an orderly and efficient transition.

•

PwC’s international reputation and global capabilities, including PwC’s ability to effectively and efficiently deliver audit services to a business with the global breadth, scale, complexity, and unique attributes of our business.

•	The results of third-party audit quality analysis, including inspection results from the Canadian Public Accountability Board and the Public Company Accounting Oversight Board.

•	The professional qualifications of PwC, the lead audit partner and the proposed audit team, as well as the ability to use technology and subject matter experts and specialists.

•	PwC’s internal succession planning for the rotation of engagement partners and the diversity of PwC’s engagement team.

•	The desired balance between PwC’s experience and fresh perspectives brought by mandatory lead audit partner rotation.

•	The competitiveness and reasonableness of PwC’s proposed audit fees.

•	The feedback received from shareholders in the course of Barrick’s shareholder engagement program.

•	The significant changes that have taken place on Barrick’s senior management team since 2019 which mitigates the threat of familiarity between the auditor and senior management.

The Board accepted the recommendation of the Audit & Risk Committee and approved the reappointment of PwC on November 1, 2023.

Say on Pay Advisory Vote

The Board has adopted a non-binding advisory vote relating to executive compensation to solicit feedback on our approach to executive compensation. The Say on Pay advisory vote held in 2023 was supported with the approval of 77.53% of those shareholders present at our 2023 annual meeting and voting in person, virtually via the live webcast, or by proxy. Shareholders have the opportunity to vote “For” or “Against” the Company’s approach to executive compensation through the following advisory resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Barrick’s Information Circular relating to the 2024 Annual Meeting of Shareholders.”

Since this vote is advisory, it will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative vote. However, the Board and the Compensation Committee will consider the outcome of the vote as part of their ongoing review of executive compensation and shareholder engagement feedback. The Company plans to hold an advisory vote on our approach to executive compensation on an annual basis. See “Why should shareholders approve our Say on Pay?” on page 24 for details regarding the comprehensive review of Barrick’s executive compensation framework undertaken by the Compensation Committee during 2023.

The Board recommends a vote FOR the approval of the advisory vote on executive compensation.

If Mark Bristow, John L. Thornton, or J. Brett Harvey is your proxyholder and you have not given instructions on how to vote your Barrick Shares, he will vote “FOR” the approval of the advisory vote on executive compensation.

Shareholder Proposal

The Board recommends a vote AGAINST the shareholder proposal.

If Mark Bristow, John L. Thornton, or J. Brett Harvey is your proxyholder and you have not given instructions on how to vote your Barrick Shares, he will vote “AGAINST” the approval of the shareholder proposal.

At the Meeting, shareholders will consider the shareholder proposal set out in Schedule E of this Circular. Following careful consideration of the proposal, as well as engagement with the proposal’s proponents, the Board recommends voting AGAINST the proposal for the reasons set out in the Board’s response in Schedule E.

Barrick Gold Corporation | 2024 Circular	13

Other Business

Following the conclusion of the formal business to be conducted at the Meeting, we will invite questions and comments from shareholders and proxyholders attending the Meeting.

As of the date of this Circular, management is not aware of any changes to the items listed above and does not expect any other business to be brought forward at the Meeting. If there are changes or new business, your proxyholder can vote your Barrick Shares on these items as he or she sees fit.

14	Barrick Gold Corporation | 2024 Circular

Executive Summary

This executive summary highlights information contained elsewhere in this Circular. It does not contain all of the information you should consider. Please read the entire Circular carefully before voting.

This Circular contains certain historical information regarding the compensation decision-making process and the compensation paid by Barrick to “Named Executive Officers” (NEOs) and directors for the year ended December 31, 2023. The 2023 NEOs are the President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; Chief Operating Officer, Latin America and Asia Pacific; and Chief Operating Officer, Africa and Middle East. Each of our NEOs participates in Barrick’s Partnership Plan (together with all other Partners), which includes eligibility for the Annual Performance Incentive (API) Program, the Performance Granted Share Unit (PGSU) Plan, and the Partner Change in Control Severance Plan (Change in Control Plan).

Business of the Meeting

We are asking our shareholders to vote on the matters below. The Board recommends that you vote FOR the following resolutions:

•	Elect 10 director nominees
•	Appoint PwC as our auditor for 2024
•	Approve our non-binding advisory vote on our approach to executive compensation

In addition, shareholders will vote on the shareholder proposal set out in Schedule E of this Circular. The Board recommends you vote AGAINST the proposal.

Your vote is important. You are eligible to vote if you were a shareholder of record at the close of business on March 1, 2024. To make sure your Barrick Shares are represented at the Meeting, you may cast your vote virtually through the LUMI meeting platform, or by submitting your proxy or voting instruction form. See page 5 for more details on how you can vote.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-2571 (toll-free in North America) or 647-251-9704 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Delivering value now and in the future from a position of strength

2023 was another year of progress, built on ambitions set at the time of our transformational Merger with Randgold five years ago. On our journey to build the world’s most valued gold and copper mining company, we continue to deliver a strong financial performance, showcase our commitment to partnerships with our host countries and stakeholders, and pursue growth and optimization opportunities as “One Team with One Mission”. We have a world-class portfolio of Tier One Gold and Copper Assets, and a solid foundation on which we can grow our production and our value. Barrick also has one of the deepest project pipelines in the mining industry, including brownfield projects near existing operations, greenfield exploration discoveries and some of the largest undeveloped gold and copper deposits in the world. We continue to maintain a strong balance sheet and are well positioned to capitalize on future growth and investment opportunities aligned to our strategic vision, sustainability ambitions, and investment filters.

Barrick Gold Corporation | 2024 Circular	15

Key highlights of our 2023 strategic progress are summarized below and reinforce Barrick’s solid case for investment:

NYSE total shareholder return performance from Merger announcement to December 31, 2023

✓ A foundation of six Tier One Gold Assets with rolling 10-year plans that provide a sustainable and industry-leading production profile

✓ Successful exploration and mineral resource management has led to a third consecutive year of organic gold reserve growth over and above annual depletion

✓ We boast one of the strongest balance sheets in the gold mining industry, with a long-term corporate credit rating of A3 – making Barrick the highest-rated company in the gold mining sector

✓ We continue to deliver strong returns to our shareholders, including dividends that totaled $700 million in 2023

✓ Since the announcement of the Merger in September 2018, our quarterly base dividend per share has more than tripled to $0.10

✓ We have a clear performance dividend policy and share buyback program that allows us to further enhance returns to shareholders when the Company’s liquidity is strong

✓ Sustainability and trusted long-term partnerships with our host communities and stakeholders globally are entrenched in our DNA

✓ Protecting the health and safety of our people is Barrick’s top priority and last year we made tangible progress in our Journey to Zero global safety program

✓ We are working to reduce our carbon footprint, identifying and adapting to potential climate-related risks to our business, and building resilience within our host communities and countries

✓ We have invested in our future through focused brownfield and greenfield exploration, major growth projects, and a commitment to attracting and nurturing the best talent in the industry through training and career development opportunities across the Company

16	Barrick Gold Corporation | 2024 Circular

A leader in sustainability that prioritizes investing in a better future

Our sustainability strategy is our business plan. Sustainability is the foundation for how we conduct our business: we contribute to the social and economic development of our host countries and communities; we protect the safety and health of our workforce; we respect human rights; and we manage our impact on the natural environment. We do this through what we call Holistic and Integrated Sustainability Management. Our approach to sustainability needs to be based on science and holistically address the challenges of poverty, climate change, and nature to create long-term value for all of our stakeholders with future generations in mind. As an industry leader, it is incumbent on us to be responsible stewards of national assets and a genuine partner for our host communities in locally-led development, and to build resilience to global challenges. This approach is linked to the objectives of the United Nations Sustainable Development Goals (SDGs) and seeks to deliver outcomes that are achievable, demonstrable, and align with global sustainability priorities.

Climate resilience

•   Our climate change strategy is not focused solely on emissions reduction targets. Rather, we integrate aspects of biodiversity protection, water management, and community resilience into our approach to responsible mining, including understanding the risks and opportunities for our business

•   We believe that emission reduction targets need to be demonstrable and achievable. We published our detailed Roadmap to Net Zero by 2050 in our 2021 Sustainability Report, and disclosed our Scope 3 emissions targets in the November 2023

Community Resilience

•   Responsible mining is a core driver for significant socio-economic upliftment and building community resilience. Therefore, creating long-term value and sharing the economic benefits drives our approach to sustainability, and community development

•   We deliver jobs and economic opportunities to local communities, invest in education, prioritize local and national procurement in host countries, and pay our fair share of taxes

Nature

•   Conserving biodiversity is fundamental to planetary survival, essential to tackling climate change, and has an important role to play in the eradication of poverty. We strive not only to preserve and maintain biodiversity within our areas of operation but to partner with NGOs and other organizations to protect and restore key biodiversity features

Our sustainability strategy and approach to sustainability governance

We believe that our Company-wide focus on ESG management is one of our core advantages in the global competition to be the partner of choice for host communities and to attract investment and human capital. The Environmental, Social, Governance and Nominating Committee is responsible for overseeing our environmental, climate, safety and health, corporate social responsibility and human rights programs, policies and performance.

Because sustainability is an essential part of our culture, it is firmly embedded throughout the organization. Just as the management of our mineral resources and mining operations are central to our business, so too is the management of sustainability aspects in our business. This means that the day-to-day ownership of sustainability risks and opportunities is in the hands of individual sites, on the ground where our operations are located. Each site is responsible for identifying risks and opportunities, metrics, and targets that measure real progress and deliver real impacts both for the business and for our stakeholders, including the countries in which we operate and our host communities. Site-level ownership is supported by regional sustainability leads, regional chief operating officers, and the Group Sustainability Executive, who provides oversight and direction over this site-level ownership to ensure alignment with the strategic priorities of the overall business. The Environmental & Social Oversight Committee (E&S Committee) is our most senior management-level body dedicated to sustainability, which helps to connect site-level ownership of sustainability to management, and in turn to our Board, which has ultimate responsibility for sustainability. For more information on our sustainability governance approach, please refer to page 35 of this Circular.

Living our sustainability strategy

We live our sustainability strategy by prioritizing local hiring to grow the cultural and ethnic diversity of our workforce and to do so naturally through our role as an equal opportunity employer that only appoints the best person to the job based on individual strengths, irrespective of gender, race, disability, ethnicity, religious belief, or sexual orientation. For decades, we have built a

Barrick Gold Corporation | 2024 Circular	17

naturally multicultural and ethnically diverse workforce by prioritizing local recruitment, with 97% of our employees worldwide and 77% of site leadership teams consisting of host country nationals (as at December 31, 2023). This emphasis on local hiring not only gives each operation a close affinity with its host community, but also provides Barrick with a global perspective on challenges and opportunities facing our business. At a time when the mining industry’s recruitment pool is shrinking, we are actively seeking to attract talented young people by presenting them with exceptionally rewarding career opportunities in a model, world-class business that has been designed to be future-facing. For more information on our strategy to achieve a more diverse and engaged workforce, please refer to “Local Workforce and Gender Diversity” in Schedule A of this Circular. Investors are encouraged to review our Sustainability Report, a copy of which is available at www.barrick.com, to see how we work toward making a positive difference in the lives of employees, stakeholders, business partners, and host communities around the world.

Long-standing stakeholder engagement program remains a top priority

Barrick’s business is about partnerships – with our people, governments, communities, suppliers, shareholders, and other stakeholders. This core tenet means balancing our own interests and priorities with those of our stakeholders and others, helping both Barrick and our partners by working together. It also means embracing a shared sense of responsibility to work constructively on matters of mutual interest and concern. We believe that regular, transparent communication is essential to Barrick’s long-term success, and we have a longstanding practice of regularly engaging with our stakeholders on all aspects of our business. Through our ongoing and systematic dialogue, as set out below, we seek to ensure that our approach to corporate governance is a dynamic framework that can accommodate the evolving demands of a changing business environment and remain responsive to the priorities of our business, shareholders, and other stakeholders. The diagram below refers to Barrick’s general approach to governance-focused shareholder engagement.

18	Barrick Gold Corporation | 2024 Circular

We value the ongoing feedback that we receive from our shareholders. The Board considered the shareholder feedback reflected in our annual advisory Say on Pay vote of 77.53% and approved certain changes informed by this feedback, as outlined below. Furthermore, in early 2024, significant shareholders representing approximately 59% of the issued and outstanding Barrick Shares (as of March 20, 2024) were invited to discuss our performance, sustainability strategy, environmental goals, human capital strategy, executive compensation matters, as well as key governance priorities, including Board composition, diversity, and renewal. These governance engagements are in addition to the regular discussions that our executive leadership and Investor Relations teams have with Barrick’s institutional and retail shareholders, which often include governance, sustainability, and similar matters as well.

Themes	Overview of actions informed by shareholder feedback

Governance See page 20 for further details

•   Completed a thorough review of our Board leadership structure in 2023, having regard to the specific needs of our business, the duties of the Board, and the best interests of the Company’s shareholders. Effective February 13, 2024, the Executive Chairman transitioned to a Chairman role

•   Achieved the gender diversity commitment set out in our Diversity Policy for women to represent at least 30% of directors and approved annual disclosure regarding directors who self-identify as racially or ethnically diverse

Executive Compensation See page 24 for further details

•   Completed a thorough review of Barrick’s executive compensation in 2023

•   Further strengthened the linkage of incentive payouts to shareholder returns as measured by Relative TSR and Return on Capital Employed (ROCE)(1) (50% of LTI)

•   Introduced new performance measures for our API Program centered around ESG, Production, and Costs categories (together weighted at 30% collectively) designed to align API payouts with operational key performance indicators and overall Company performance, while maintaining our commitment to reward annual individual performance contributions (remaining 70% weighting), which is a cornerstone of Barrick’s unique partnership culture

•   Tied 30% of our incentive payouts to ESG performance, comprised of a new 10% weighting under our API Program linked to our annual safety and environment performance and a 20% weighting under our Long-Term Company Scorecard linked to the assessment of our Sustainability Scorecard

Sustainability See page 17 for further details

•   Continued to demonstrate climate change leadership by setting and disclosing our Scope 3 emissions, the indirect emissions associated with our value chain, along with our longstanding Scope 1 and 2 detailed roadmap targeting a 30% reduction in greenhouse gas (GHG) emissions by 2030 against our 2018 baseline, while maintaining a steady production profile, with our goal of achieving net zero emissions by 2050

•   Enhanced our tailings disclosure and ensured conformance with the Global Industry Standards on Tailings Management (GISTM) for all “Extreme” and “Very High” consequence tailings storage facilities

(1)

ROCE is an internal performance measure used to manage performance. ROCE measures return on capital employed by taking Adjusted EBIT (Adjusted EBITDA less depreciation) and dividing by the average capital employed. Capital employed is calculated as total assets exclusive of cash (adjusted for Construction in Progress and assets currently not being depreciated) net of total liabilities exclusive of debt. Construction in Progress and assets currently not being depreciated are disclosed in note 19 to the comparative audited annual financial statements for the year ended December 31, 2023 and primarily relate to assets under construction at our operating mines as well as our development projects including Pascua-Lama, Norte Abierto and Reko Diq. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. For further information and a detailed reconciliation of these non-GAAP measures to the most recently comparable IFRS measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 112.

How to Contact Us

Our Board

Provide feedback to our Board by writing to our Chairman

Attention: Chairman

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: chairman@barrick.com

cc: corporatesecretary@barrick.com

Our Independent Directors

Communicate with our independent directors by writing to our Lead Director

Attention: Lead Director

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: leaddirector@barrick.com

cc: corporatesecretary@barrick.com

Investor Relations

Contact our Investor Relations Department to communicate with management any time

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: 416-307-7474

Email: investor@barrick.com

Barrick Gold Corporation | 2024 Circular	19

For more details on how to contact us, see our Shareholder Engagement Policy on our website at www.barrick.com/about/governance or “Communications and Shareholder Engagement” in Schedule A of this Circular.

Board and Corporate Governance Highlights

The Board recommends a vote FOR all the director nominees.

We strive to be the world’s most valued gold and copper mining business by finding, developing and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners. Putting this into practice requires us to be accountable to all of our stakeholders and to be thoughtful about the impact of our practices, policies, and investments. Strong corporate governance practices are therefore fundamental to all aspects of our operations – ensuring we perform with integrity, respect, and excellence in all that we do. Below is a summary of our corporate governance highlights.

New governance structure to support Barrick’s next phase of growth

In 2014, under our Chairman’s stewardship, Barrick undertook a “Back to the Future” strategy to recapture and make relevant the original, authentic DNA of Barrick as it existed when Peter Munk and his partners built Barrick, centered on four core elements: a partnership culture; a lean, nimble, decentralized business model; an intensive focus on creating long-term value; and financial rigor and prudence as evidenced by discerning portfolio management and a healthy balance sheet. These core elements drove Barrick’s early success and have continued to drive Barrick’s business, culture, and values following the transformational Merger with Randgold in 2019.

Having appointed seven new directors since the Merger just over five years ago, we now have an experienced and diverse Board, comprised of directors with a mosaic of skills to support our strategy and a diversity of backgrounds, experiences, and viewpoints to effectively represent our stakeholders globally. As a result, the Chairman determined that this was the appropriate time to transition from an Executive Chairman to a Chairman role, effective February 13, 2024. In this capacity, the Chairman will continue to provide leadership and direction to the Board and facilitate the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under its Mandate. Because the Chairman is a former executive who is deemed to not be independent for purposes of applicable securities laws and stock exchange rules until the third anniversary of the transition, Mr. Brett Harvey will remain in the role of the Lead Director and will continue to facilitate the functioning of the Board independently of management, acting as the independent leadership contact for directors and shareholders, and maintaining and enhancing the quality of the Company’s corporate governance. Dr. Mark Bristow remains the President and Chief Executive Officer of Barrick and will continue to focus on his primary responsibility, being the day-to-day operational leadership and execution of the Company’s strategic priorities.

As noted above, the Chairman will remain non-independent until the third anniversary of the transition. As a result, if all of the director nominees are elected at the Meeting, the Board will consist of 10 directors, eight of whom would be considered independent.

See “Our Commitment to Corporate Governance – Board Composition and Refreshment” on page 30 and Schedule A of this Circular for additional details on our Board leadership structure.

Strong corporate governance helps us execute through complexities and create long-term value for our stakeholders

✓ Non-Executive Chairman and Independent Lead Director

✓ Fully Independent Committees

✓ Majority Voting Policy

✓ Annual Board Evaluation Process

✓ Board Orientation Program

✓ Board Continuing Education Program

✓ Shareholder Engagement Policy

✓ Diversity Policy

✓ Board Interlocks Guidelines

✓ Share Ownership Policy (Directors, Officers, Partners)

✓ Clawback Policy and Executive Officer Recovery Policy

✓ Annual Advisory Vote on Executive Compensation

✓ Code of Business Conduct and Ethics

We regularly assess and enhance our corporate governance practices. See page 30 and Schedule A of this Circular for additional details on our corporate governance practices.

20	Barrick Gold Corporation | 2024 Circular

Our Board has a mosaic of skills to support our strategy and embraces diversity of backgrounds, experiences, and viewpoints to effectively represent our stakeholders globally

Our ESG & Nominating Committee has identified the experience and expertise that are necessary to support Barrick in delivering consistent and growing returns and achieving the Company’s strategy. Having the best technical talent in the industry, building long-term partnerships with stakeholders, obtaining community support, negotiating benefit sharing arrangements, securing necessary permits, and protecting communities and the environment are all critical to the success of our business. Achieving these objectives requires engagement with a diverse group of stakeholders at the local, national, and international levels.

We therefore believe our Board nominees must strike the right balance between those who have expertise in mining operations and strong financial acumen and those with the skills and experience necessary to ensure our business can secure and maintain our license to operate and manage risks appropriately. Our slate of 10 director nominees for election at the Meeting was carefully constructed to ensure that our director nominees represent key business geographies and is comprised of individuals whose backgrounds reflect the diversity of our stakeholders. As a result, 40% of our nominee directors are women and 40% self-identify as racially and/or ethnically diverse. Each director nominee contributes to the Board’s overall diversity by providing, among other characteristics, a diversity of thought, perspective, personal and professional experience, and cultural background.

Since the Merger on January 1, 2019, we have appointed seven new directors to the Board, including four highly qualified female directors who were each identified and evaluated through a rigorous director search process overseen by the ESG & Nominating Committee. Ms. Loreto Silva, Ms. Anne N. Kabagambe, Ms. Helen Cai, and Ms. Isela A. Costantini were appointed to the Board in August 2019, November 2020, November 2021, and November 2022, respectively. Consistent with our commitment to increasing the Board’s diversity, in early 2021, the Board approved amendments to our Diversity Policy to include a target for women to represent at least 30% of directors by the end of 2022. We have met this target and, if all director nominees are elected at the Meeting, women will represent 40% of all Barrick’s directors and 50% of our independent directors.

For more details on the director search and selection process, see “Corporate Governance – Board Composition and Nomination of Directors” in Schedule A of this Circular, and for more details on our Diversity Policy, see “Diversity Initiatives” in Schedule A of this Circular. For more details on our director nominees, see “Our Director Nominees” on the next page or “Directors” on page 40.

Barrick Gold Corporation | 2024 Circular	21

Our Director Nominees

We believe our 10 director nominees bring a breadth of knowledge, diversity, and strategically relevant backgrounds to the Company and reflect the global scale of the challenges, risks, and opportunities facing our business. For more details on our Diversity Policy, see “Diversity Initiatives” in Schedule A of this Circular.

Overview of our Board’s Profile												TOTAL (of 10)

	Capital Allocation & Financial Acumen	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	10
	M&A Execution	✓	✓	✓	✓	✓	✓		✓	✓	✓	9
	Mining Operations	✓					✓		✓			3
	Risk Management	✓	✓	✓	✓		✓		✓	✓	✓	8
	Health, Safety, Environmental & Climate	✓	✓		✓		✓	✓		✓		6
	Talent Development and Allocation & Partnership Culture	✓	✓	✓	✓	✓	✓	✓		✓	✓	9
	International Business Experience & Global Partnerships	✓	✓	✓	✓		✓	✓	✓	✓	✓	9

	Government and Regulatory Affairs & Community Relations	✓			✓	✓	✓	✓		✓	✓	7
Age		65	50	55	52	77	73	67	70	59	70	Average 64 years
Board Tenure		5	2	5	1	10	18	3	5	4	12	Average 7 years
Independence*		CEO	✓	✓	✓	✓	✓	✓	✓	✓	C	8 (80%)
Gender	Male	✓		✓		✓	✓		✓		✓	6 (60%)
	Female		✓		✓			✓		✓		4 (40%)
Racially and Ethnically Diverse^			✓		✓			✓		✓		4 (40%)
Current membership on other public company boards		N/A	2	1	2	N/A	2	N/A	N/A	N/A	3	Average 1

      * CEO = President and Chief Executive Officer; C = Board Chairman

      ^ Racially and ethnically diverse directors include those who have identified as a member of a visible minority

22	Barrick Gold Corporation | 2024 Circular

Legend:

Capital Allocation & Financial Acumen: Experience overseeing the allocation of capital to ensure superior risk-adjusted financial returns, including strengthening our capital structure, evaluating capital investment decisions, setting and enforcing thresholds for financial returns, optimizing asset portfolios, and knowledge of, or experience with, financial accounting and corporate finance.

M&A Execution: Experience in evaluating and executing mergers, acquisitions, and asset sales, including the formation of partnerships and joint ventures across the globe.

Mining Operations: Experience at a senior level with mining operations, including production, exploration, reserves, capital projects, and related technology. Familiarity with setting performance expectations, driving continuous improvement through best-in-class operational standards, building operational leadership capabilities, and fostering innovation.

Risk Management: Knowledge of risk management principles and practices, an understanding of some or all of the key risk areas that a company faces, and an ability to probe risk controls and exposures.

Health, Safety, Environmental & Climate: Knowledge of, or experience with, leading health, safety, environmental and climate practices and related requirements, including sustainable development, climate impacts and climate-focused reporting standards, and corporate responsibility practices and reporting.

Talent Development and Allocation & Partnership Culture: Thorough understanding of the key processes to ensure optimal human capital allocation including attracting, motivating, and retaining top talent. Familiarity with partnership structures and their related cultures. Experience in areas such as setting performance objectives, designing compensation plans, ensuring the right people are in the right roles, succession planning, and organizational design.

International Business Experience & Global Partnerships: Experience conducting business internationally, including exposure to a range of political, cultural, and regulatory requirements and understanding of the importance of diversity to a global company with a diverse set of stakeholders, informed by experience of race, ethnicity, and/or nationality. Familiarity with the critical role of partnerships with host governments, local communities, indigenous people, non-governmental organizations, and other stakeholders, and an understanding of how to establish and strengthen those partnerships.

Government and Regulatory Affairs & Community Relations: Experience with the workings of government and public and regulatory policy in Canada, the United States, and internationally. Familiarity with community engagement.

Barrick Gold Corporation | 2024 Circular	23

Compensation Discussion & Analysis Highlights

The Board recommends a vote FOR the approval of the advisory vote on executive compensation.

Why should shareholders approve our Say on Pay?

Barrick’s executive compensation framework is an integral part of the Company’s strategy and our employee value proposition. Our distinctive executive compensation framework is uniquely tailored to support our partnership culture and was designed with input gained from extensive annual consultation with our shareholders since 2014.

As disclosed in the 2023 Circular, in advance of the fifth anniversary of Barrick’s transformational Merger with Randgold, the Compensation Committee undertook a comprehensive review of Barrick’s executive compensation framework during 2023 to ensure that it remained aligned with our strategic goals, human capital strategy, and the interests of our shareholders. This review also considered prior feedback from fellow shareholders and a need to further enhance our pay and performance alignment as reflected in the 77.53% approval of last year’s Say on Pay vote.

Over the last decade, we have made a range of meaningful changes and refinements to our compensation and governance programs informed by shareholder feedback. We are committed to continuing to assess and refine our executive compensation programs to align with our business needs and shareholders’ interests. The changes we made to our Annual Performance Incentive Program and the Long-Term Company Scorecard in 2023, summarized in the table below, underscore this commitment. We encourage you to read about Barrick’s executive compensation program beginning on page 58 in this document.

A Unique Executive Compensation Program that Supports our Partnership Culture	2023 updates informed by feedback

1

Performance-driven and aligned with our strategic priorities

Our incentive compensation plans (comprising the API Program and the PGSU Plan) are 100% performance-based, as we believe there should be a direct link between pay and the actual contribution our executives make towards the achievement of our overall business objectives and long-term success. The API Program rewards individual contributions to the delivery of annual strategic priorities and operational commitments and shared accountability for the achievement of annual cost, production, and ESG goals. The PGSU Plan rewards the achievement of goals aligned with our long-term operating and strategic plan over a three-year lookback period. We disclose our performance measures and objectives each year, which holds management accountable for the goals we set out to achieve. As incentive awards are based on actual performance delivered, the values we disclose in the “Summary Compensation Table” truly reflect actual earned compensation.

✓   Linked API to Company measures, including our ESG performance: Tied 30% of API outcomes to production, cost, and ESG (safety and environment) goals to reinforce shared accountability for our short-term goals for the Company and by region.

✓   Linked LTI measures to Barrick’s differentiated growth strategy: Tied 30% of LTI to reserves replacement (organic growth) and strategic execution (capital project execution and inorganic growth).

See graphic on next page summarizing the key year-over-year changes.

2

Ambitious but attainable targets

We review our business plan at the beginning of each year to define the key areas of focus for each role and strategic and operational commitments to develop API Scorecards. For the PGSU Plan, we review the Long-Term Company Scorecard against our strategic plan and investor guidance to ensure that performance measures support the execution of our strategy. Target ranges for performance measures are reviewed and set based on challenging levels of performance that reflect Barrick’s life of mine plans and strategy, shareholder expectations, and the competitive environment.

✓ New regional API Company measures: Introduced new regional production, cost, and ESG measures to reinforce accountability and increase individual line of sight to performance.

3

Pay is intrinsically aligned to shareholders’ interests

We are a Company of Owners who are financially invested in Barrick’s success, which is reflected in the breadth and depth of share ownership across the Company. Our PGSU Plan ties a significant portion of compensation to Barrick Shares subject to share ownership requirements that far exceed those of our peers and the broader market. As of March 1, 2024, NEOs (including the President and Chief Executive Officer) held over 7.6 million Barrick Shares worth more than $114 million; and the Board (excluding the President and Chief Executive Officer) held over 3 million Barrick Shares worth more than $45 million.

✓   Enhanced linkage of LTI to returns: Increased alignment of LTI with returns to shareholders from 15% to 50%, with 35% of PGSU awards tied to Relative TSR (versus the GDX) and 15% tied to a new Return on Capital Employed goal. The remaining 50% is tied to other measures that we believe are drivers of our long-term value.

24	Barrick Gold Corporation | 2024 Circular

4

Attract and retain top talent

We provide competitive compensation packages in order to attract, retain, and motivate top executive talent. Our compensation framework is also designed to discourage unnecessary and excessive risk taking, with features such as capped incentive plan payouts and meaningful share ownership requirements, as well as a Clawback Policy and an Executive Officer Recovery Policy. The Compensation Committee periodically reviews our compensation framework in the context of competitive practice (Global Peer Group comprised of mining and extractive industry companies selected based on international scale of operations, size, and complexity of operations), regulatory developments, and leading corporate governance practices.

✓ Maintained composition of Global Peer Group (n=18) which continues to reflect our global competition for talent.

Performance Measures Tied to our Differentiated Strategy	2023 API Scorecards	2023 Long-Term Company Scorecard

	• N/A	• Relative TSR (35%) Up from 15% in 2022 • Return on Capital Employed(1) (15%) New for 2023

	• Tailored strategic outputs (70%) Down from 100% in 2022 • Production (10%) New for 2023 • Costs (10%) New for 2023	• Reserve Replacement(2) (15%) New for 2023 • Strategic Execution (15%) Same as 2022

	• Safety: Lost-Time Injury Frequency Rate (LTIFR)(3) (5%) New for 2023 • Environment: Class 1 Incidents(4) (5%) New for 2023	• Sustainability Scorecard (20%) Down from 25% in 2023, offset by new ESG measures in API

(1)

ROCE is an internal performance measure used to manage performance. ROCE measures return on capital employed by taking Adjusted EBIT (Adjusted EBITDA less depreciation) and dividing by the average capital employed. Capital employed is calculated as total assets exclusive of cash (adjusted for Construction in Progress and assets currently not being depreciated) net of total liabilities exclusive of debt. Construction in Progress and assets currently not being depreciated are disclosed in note 19 to the comparative audited annual financial statements for the year ended December 31, 2023 and primarily relate to assets under construction at our operating mines as well as our development projects including Pascua-Lama, Norte Abierto and Reko Diq. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. For further information and a detailed reconciliation of these non-GAAP measures to the most recently comparable IFRS measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 112.

(2)

Reserves Replacement supports our long-term production forecast and growth profile and is calculated from the cumulative net change in attributable reserves in gold equivalent ounces from the most recently completed year and the trailing two years divided by the cumulative depletion in attributable reserves in gold equivalent ounces from the most recently completed year and the trailing two years (excluding attributable acquisitions and divestments). For further details, see “Other Information – Technical Information – Reserve Replacement” on page 117.

(3)	Lost-time injury frequency rate (LTIFR) is a ratio calculated as follows: number of loss time injuries x 1,000,000 hours divided by the total number of hours worked.

(4)

An incident that causes significant negative impacts on human health or the environment, or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock, or wildlife.

For more details on why we selected these measures and the 2023 assessment of the API Scorecards for each NEO and the Long-Term Company Scorecard, see “Compensation Discussion & Analysis – 2023 Performance Considerations for NEOs” on page 67.

Barrick Gold Corporation | 2024 Circular	25

Our 2023 compensation decisions reflect continued delivery against our 2023 priorities

In addition to solid execution against our 2023 priorities, Barrick has significantly bolstered its operational and financial standing, positioning the Company for the delivery of sustainable returns. These include ownership of a world class portfolio of six Tier One Gold Assets and three producing copper mines. The Company has added a number of major growth projects and significant opportunities for further organic expansion. Our mined reserves have been replenished organically for the third consecutive year providing a clear runway to sustainable returns with 10-year business plans in place for all Tier One gold mines and our copper mines. With our long record of exploration success, leadership in sustainability, and a strong balance sheet with a substantial cash balance, the Company is well positioned to support shareholder returns and invest in additional growth projects. Our 2023 performance highlights are detailed in the table below.

Our executive compensation program aligns our incentive compensation outcomes to short- and long-term performance and delivers a meaningful portion of overall pay in the long-term to reward a consistent management focus on long-term value creation. Consistent with our pay-for-performance philosophy, 100% of the value of incentive compensation awarded each year reflects actual performance delivered by Barrick as a company and individually by our NEOs. For 2023, Barrick’s overall performance and the individual performance of the NEOs resulted in a collective score of 53.4 out of 100 for the Long-Term Company Scorecard, and API awards ranging from 80 to 90 out of 100 for the Strategic Priorities component of the individual API Scorecards. For more information, see “Compensation Discussion & Analysis” beginning on page 58.

Strategic priorities (as disclosed)

✓ Grow the business through accretive value-adding discoveries and/or acquisitions

✓ Live and instill our company DNA throughout all levels of the organization, including with our contractors, communities, and stakeholders

✓ Achieve a Zero Harm workplace, led by the executive and operational teams, where all employees are personally accountable for their own safety

◾

Delivered strong results through our world-class portfolio of six Tier One Gold Assets, maintaining a 10-year production outlook that highlights a stable production base and ability to generate strong cash flow well into the future

◾

Received Record of Decision for Goldrush project in December 2023 and commenced construction of surface infrastructure accesses; Goldrush is forecast to produce approximately 130,000 ounces of gold in 2024, increasing to 400,000 ounces by 2028(1)

◾

Invested in our future growth by extending or building on our global exploration footprint in North America, Latin America, Asia Pacific, Africa, and the Middle East, with encouraging brownfield exploration results from Nevada, Pueblo Viejo, Loulo-Gounkoto, Tongon, Kibali, North Mara, and Jabal Sayid; drilling confirms significant upside potential at our 100% owned Fourmile project in Nevada

◾

In line with our ambition to grow our copper portfolio and to identify new mining opportunities, we built on our exploration successes with the Jabal Sayid and Lumwana expansions and commenced exploration around the Arabian-Nubian Shield, the Tethyan Metalliferous Belt which hosts Reko Diq, and the Central African Copper belt

◾

Substantial growth in copper production combined with the output from our sector-leading gold portfolio expected to increase attributable production in gold equivalent ounces(2) by more than 30% by 2030

◾	Formally completed the Porgera Commencement Agreement in December 2023 which enabled the recommissioning of the Porgera gold mine in Papua New Guinea

◾	Advanced feasibility work on Reko Diq in Pakistan and Super Pit Expansion project at Lumwana in Zambia – both targeting production in 2028

◾

Our safety performance in 2023 did not meet our high standards and, regrettably, we recorded a total of five fatalities for 2023. We further developed our Fatal Risk Management Program with 10 Fatal Risk Standards and associated critical controls, carried out a gap analysis on the 10 Standards against current site procedures/standards, and refreshed our Field Level Risk Assessment tool

Operational Excellence priorities (as disclosed)

✓ Safely execute our 2023 business plans and growth projects through delivery of all of our production, costs, and capital project targets

✓ Install operational flexibility within our business plan

✓ Fully integrate and leverage our information technology systems and ensure standardized (where appropriate) and fit-for-purpose processes to enable effective and efficient management of the business

✓ Embrace and drive technological innovation, data analytics and visualization, automation, and implementation

✓ Drive unit cost efficiencies to ensure optimal resource value

✓ Effectively communicate Barrick’s investment thesis and unique value proposition to drive shareholder value

◾

Reported gold production for the full year of 4.1 million ounces which fell just short of our annual guidance of 4.2 million ounces due to operational challenges, while copper production of 420 million pounds met the guidance range

◾	Year-on-year increase in operating cash flow (up 7% to $3.7 billion) and free cash flow(3) (up 50% to $646 billion) in 2023

◾	Year-on-year 200% increase in net earnings per share to $0.72 and 12% increase in adjusted net earnings(4) to $0.84 per share

◾	Continued to have one of the strongest balance sheets in the industry with nearly no debt net of cash(5), which supported a total of $700 million in dividends paid to shareholders in 2023

◾	Maintained a long-term corporate credit rating by Moody’s of A3, with a stable outlook, the highest in the gold industry

26	Barrick Gold Corporation | 2024 Circular

◾

Invested approximately $43.2 million in community development projects in 2023. These investments were determined through our industry-leading Community Development Committees (CDCs) which empower our communities to direct development investment to where it is most needed, rather than a company-led corporate social responsibility obligation

◾	Veladero Phase 7B leach pad expansion scheduled for completion in 2024

◾

Substantially completed Pueblo Viejo plant expansion, which is designed to increase throughput to 14Mt per year and to sustain gold production in excess of 800,000 ounces per year (on a 100% basis) going forward

◾	Commenced construction of a 200 MW solar facility which will supply renewable energy to Nevada Gold Mines

Sustainable Profitability priorities (as disclosed)

✓ Optimize our asset portfolio and unlock further resource and reserve potential to maintain the 10-year plan and beyond

✓ Drive our holistic approach to sustainability that differentiates us as leaders in the industry with strong governance as a natural consequence

✓ Strengthen our social license through sustainable investment and partnerships, engagement, and sharing of benefits with our communities

✓ Attract, retain, and develop an effective and diverse workforce that is agile, integrated, and able to deliver safely on our plans

✓ Be the mining partner of preference

◾	Successfully and organically replaced all Group gold mineral reserves depleted by mining in 2023 for the third consecutive year, supporting a sustainable rolling 10-year plan

◾	Group 2023 reserve depletion replacement: 109% gold and 124% copper, which combined is 112% on a gold equivalent ounce basis(2)

◾

Continued to prioritize local hiring and building the skills and capability of our host country workers to multiply our positive impact on local, regional, and national economies. As at December 31, 2023, 97% of our employees were local nationals

◾

Continued our commitment to creating an inclusive environment where all voices are heard, all cultures respected, and a variety of perspectives are not only welcome, but are also essential to our long-term success

◾

Continued to demonstrate climate change leadership through the setting and disclosure of our Scope 3 emissions, the indirect emissions associated with our Value Chain, along with our longstanding Scope 1 and 2 detailed roadmap targeting a 30% reduction in GHG emissions by 2030, while maintaining a steady production profile, with a goal of reaching net zero emissions by 2050 against our 2018 baseline

◾	Improved our water recycling and reuse rate to 84% in 2023 compared to 83% in 2022 (both exceeding our annual target of 80%)

◾	Annual reclamation and rehabilitation targets exceeded

◾	Commenced development of bespoke nature impact measurement tool for Barrick

◾

In furtherance of our belief that biodiversity and conservation are critical in the fight against climate change and poverty, rehabilitated and conserved habitats within our operations and proactively protected areas outside our mines. In 2023, we made progress in developing conservation and offset projects, including sagebrush and mule deer habitats in Nevada, forestry conservation in Zambia, and establishing a partnership at the Fina Reserve in Mali, in addition to our longstanding support of the Garamba National Park in the Democratic Republic of the Congo

◾	Enhanced our tailings disclosure and ensured conformance with the GISTM for “Extreme” and “Very High” consequence tailings storage facilities

◾	Malaria Incidence Rate decreased by 26% relative to the comparable period from 2022

◾	Actively involved in the development of a single standard for responsible mining, working with the Copper Mark, Mining Association of Canada, ICMM, and the World Gold Council

(1)

See the Technical Report on the Cortez Complex, Lander and Eureka Counties, State of Nevada, USA, dated December 31, 2021, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 18, 2022.

(2)

Gold equivalent ounces from Barrick’s copper assets are calculated using a long-term mineral reserve commodity prices of $1,300 per ounce of gold and $3.00 per pound of copper. For further details, see “Other Information – Technical Information – Gold Equivalent Ounces” on page 117.

(3)

Free cash flow is a non-GAAP financial measure that does not have any standardized definition under IFRS and may not be comparable to similar measures of performance presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further details regarding non-GAAP financial measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 112.

(4)

“Adjusted net earnings per share” is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 112.

(5)	As at December 31, 2023, Barrick’s debt, net of cash, was $578 million.

Barrick Gold Corporation | 2024 Circular	27

Our 2024 Strategic Priorities

In 2024, we will implement a business plan that will focus on the following:

•	Strategic Priorities:

✓	Deliver our Journey to Zero owned by all and led by the Barrick leadership
✓	Grow the business through value adding discoveries and/or acquisitions
✓	Live and instill our DNA at all levels of the organization including our contractors

•	Operational Excellence:

✓	Safely execute on our business plans and growth projects including production, costs and capex
✓	Install operational flexibility within our business plan
✓	Integrate and leverage our working systems and ensure fit for purpose processes to enable safe, effective and efficient management of the business
✓	Drive technological innovation, automation, data analytics and visualization, with full involvement of the executive
✓	Drive unit cost efficiencies to ensure optimal value generation from our orebodies
✓	Effectively communicate Barrick’s investment thesis and unique value proposition to drive shareholder value

•	Sustainable Profitability:

✓	Optimize our portfolio and unlock our resource value and mineral inventory to maintain the 10-year plan and beyond
✓	Drive our holistic approach to Sustainability that differentiates us as leaders in the industry
✓	Strengthen our social license through engagement, sustainable investment, and partnerships in our host countries and communities
✓	Attract, retain and develop an effective, diverse, and local workforce, that is agile, integrated and able to deliver safely on our plans
✓	Be the mining partner of choice

28	Barrick Gold Corporation | 2024 Circular

We have a shareholder-friendly compensation system that does not encourage unnecessary and excessive risk-taking

What we do

✓	We pay for performance	✓	We maintain a robust Clawback Policy and Executive Officer Recovery Policy

✓	We ensure that the long-term interests of our directors, management and fellow owners are one and the same	✓	We design our compensation plans to mitigate undue risk-taking

✓	We balance short-term and long-term incentive compensation for our NEOs	✓	We mandate double-trigger Change in Control provisions for all long-term incentive awards

✓	We cap incentive plan payouts for our NEOs	✓	We regularly review compensation

✓	We stress-test incentive compensation programs, awards, and payouts	✓	We hold an annual advisory vote on executive compensation

✓	We maintain market-leading minimum share ownership requirements for our NEOs	✓	We regularly and proactively engage with our shareholders and consider their feedback to refine our compensation practices

✓	We require all employees, including our NEOs, to certify annually their compliance with the Code of Business Conduct and Ethics	✓

We regularly consider the implications of the risks associated with the Company’s executive compensation programs and practices including through discussion by independent directors at our three standing committees

What we do not do

✗	We do not guarantee incentive compensation	✗	We do not permit hedging of our Company’s equity-based long-term incentive compensation and personal share ownership

✗	We do not re-price equity-based incentive compensation awards	✗	We do not grant deferred cash incentives for executive compensation purposes

✗	We do not provide tax gross ups in connection with Change in Control severance payments

Barrick Gold Corporation | 2024 Circular	29

Our Commitment to Corporate Governance

Effective governance is a foundation of our performance and success.

The following sections provide an overview of how we have continued to build the right Board with experience and expertise that complements our strategy, how we approach corporate governance, how our Board oversees enterprise-wide risks, and how we approach our sustainability governance and human capital management.

Schedule A of this Circular contains a detailed description of our corporate governance practices in accordance with the applicable rules and standards of the Canadian Securities Administrators, the Toronto Stock Exchange (TSX), and the New York Stock Exchange (NYSE). We are committed to our governance practices being state-of-the-art and generally abide by the rules of the NYSE Standards, even though most of them do not directly apply to Barrick as a Canadian company.

Board Composition and Refreshment

Barrick has nominated 10 directors for election at the Meeting who collectively represent the necessary mosaic of skills and experience that is relevant to our business and who serve as a voice of owners, by developing strategic priorities to create long-term value per share and ensuring that Barrick successfully executes these strategic priorities. Our Board includes international business leaders and mining industry professionals with expertise and experience working in all the jurisdictions in which Barrick operates and brings together diverse perspectives and cultures, exhibiting the skills, professional experience, and backgrounds necessary to best address the opportunities, challenges, and risks of our business.

The Board will continue to advance state-of-the-art governance practices, including a rigorous annual evaluation process, which encompasses peer reviews and an assessment of the effectiveness of the Chairman, the Lead Director, and our Board committee chairs.

In furtherance of our commitment to thoughtful Board renewal and diversity, we have appointed seven new directors to the Board since the closing of the Merger on January 1, 2019, including four women directors with diverse backgrounds – Ms. Loreto Silva, Ms. Anne N. Kabagambe, Ms. Helen Cai, and Ms. Isela A. Costantini in August 2019, November 2020, November 2021, and November 2022, respectively – following a rigorous search and selection process overseen by our ESG & Nominating Committee. If all of our director nominees are elected at the Meeting, independent directors will make up 80% of our Board and, in line with the target set forth in our Diversity Policy for women to represent at least 30% of directors by the end of 2022, women will make up 40% of our Board and 50% of independent directors. In addition, as a result of our commitment to identifying and putting forward the best candidates for nomination as directors, having regard to Barrick’s highly specialized business and the key business geographies in which we conduct our global operations, 40% of our director nominees self-identify as racially and/or ethnically diverse. For more details, see “Corporate Governance – Board Composition and Nomination of Directors” in Schedule A of this Circular, and for more details on our Diversity Policy, see “Diversity Initiatives” in Schedule A of this Circular.

Board and Senior Leadership Structure

John L. Thornton serves as Chairman of Barrick, providing leadership at the Board level and serving as the custodian of the Company’s strategy. Mark Bristow is President and Chief Executive Officer, overseeing the day-to-day operations of the business. Graham Shuttleworth is Senior Executive Vice-President, Chief Financial Officer and Kevin Thomson serves as Senior Executive Vice-President, Strategic Matters.

The respective duties, responsibilities, and relationships among the Board, the Chairman, and the President and Chief Executive Officer are described in greater detail below.

Board of Directors

In carrying out its oversight function, our Board of Directors, as the voice of all owners, reviews with management and sets the Company’s priorities in keeping with our purpose and values. See “Board Mandate and Responsibilities” in Schedule A of this Circular.

Chairman

The Chairman is appointed by the Board. His primary functions include providing leadership and direction to the Board, and facilitating the functions and responsibilities of the Board according to its mandate. In connection with the transition of Mr. Thornton to

30	Barrick Gold Corporation | 2024 Circular

the role of Chairman in February 2024, an updated position description of the Chairman was approved by the Board pursuant to which, in addition to the responsibilities applicable to all other directors, the Chairman’s responsibilities include, among other things, providing leadership to the Board in overseeing the Company’s strategy and supervising management’s progress against the Company’s strategic goals, ensuring that the interests of various stakeholders are considered by the Board; receiving concerns addressed to the Board from key stakeholders about the Company’s governance, strategy, corporate conduct, business integrity, sustainability and executive compensation programs, and consulting with the President and Chief Executive Officer and other directors, where appropriate, to determine appropriate responses; and taking all reasonable steps to ensure that Board decisions are implemented. See “Our Governance and Leadership Structure – Chairman” in Schedule A of this Circular.

Because the Chairman is a former executive who is deemed to not be independent for purposes of applicable securities laws and stock exchange rules until the third anniversary of the transition, Barrick will continue to have a Lead Director for so long as the Chairman is not independent. Mr. Brett Harvey remains in the role of the Lead Director and will continue to facilitate the functioning of the Board independently of management, acting as the independent leadership contact for directors and shareholders, and maintaining and enhancing the quality of the Company’s corporate governance.

President and Chief Executive Officer

The President and Chief Executive Officer is appointed by the Board and reports to the Chairman and the Board. The President and Chief Executive Officer has overall responsibility, subject to the oversight of the Chairman and the Board, for managing the Company’s business on a day-to-day basis and monitoring operational performance, general supervision of the business of the Company and the execution of the Company’s operating plans and, working with the Chairman, execution of the Company’s strategic priorities. The President and Chief Executive Officer is responsible for managing the Company’s internal control framework and reporting to the ESG & Nominating Committee on Barrick’s progress towards its corporate responsibility objectives. Among other things, the President and Chief Executive Officer is also responsible for overseeing our decentralized management ethos with a strong ownership culture, and maintaining a streamlined management and operational structure to eliminate non-essential costs. See “Our Governance and Leadership Structure – President and Chief Executive Officer” in Schedule A of this Circular.

Regionally-Focused Leadership Teams

Under the oversight of the President and Chief Executive Officer, Barrick has implemented a flat management structure with a strong ownership culture through the establishment of regionally-focused leadership teams in each of the geographies where Barrick operates (i.e., North America, Latin America and Asia Pacific, and Africa and the Middle East). By delegating authority to the executives and teams that are directly responsible for overseeing these regions, while streamlining management and operations to eliminate non-essential costs, Barrick expects to be better positioned to deliver long-term value to its shareholders.

In addition, Barrick has established leadership teams whose responsibility is to focus on: (i) finance, risk management, business assurance and information technology (ii) strategic matters; (iii) exploration and geology; (iv) mineral resource management; (v) metallurgy, engineering, and capital projects; (vi) health, safety and environment, and sustainability; (vii) legal; (viii) human resources; (ix) corporate communications; (x) commercial and supply chain; and (xi) mining. Each of these teams, together with the regional operating teams, reports directly to the President and Chief Executive Officer whose objective is to ensure the seamless operation of the entire organization with a view to driving value creation.

Our Approach to Corporate Governance

✓	Our Board is independent.

•	Non-Executive Chairman: On February 13, 2024, following a thorough review of our Board leadership structure, our Executive Chairman transitioned to the Chairman role.

•	Board Independence: We adopted a minimum independence standard of two-thirds for our Board. As of March 20, 2024, 82% of our directors have been determined to be independent.

•	Committee Independence: All of our Board committees are comprised entirely of independent directors.

•

Independent Sessions: Our Corporate Governance Guidelines mandate that an in camera session follows every Board meeting (including special meetings) at which the independent directors meet without the non-independent directors and without any other officers or employees present.

•

Enhanced Board Interlocks Policy: Our guidelines limit the number of board interlocks that can exist at any time to no more than two and prohibit any senior executive of Barrick from serving on the board of directors of another public company if any senior executive of such other company serves on the Board of Barrick. A board interlock occurs when two or more of Barrick’s directors also serve together as directors of another public company. As of March 20, 2024, there are no board interlocks on the Board.

Barrick Gold Corporation | 2024 Circular	31

✓	Our Board is effective.

•

Board Assessment: The Board, its committees, and individual directors participate in an annual assessment process in which the Lead Director and the Chair of the ESG & Nominating Committee jointly interview each of the directors. The interview process includes director peer reviews and specific questions relating to the effectiveness of the Chairman, the Lead Director, and the committee chairs. The results of the assessment process are reviewed with the entire Board, and the Lead Director and Chair of the ESG & Nominating Committee meet with the individual directors to share feedback from the peer reviews.

•

Continuing Education for Directors: We continue to enhance the ongoing education of our directors. Continuing education sessions are incorporated into all regularly scheduled Board meetings, and new directors participate in a robust director orientation program. For further details on the education and orientation programs for 2023, see “Board Orientation and Continuing Education” in Schedule A of this Circular.

✓	Our Board is responsive.

•

Shareholder Engagement Policy: The Board has adopted a formal Shareholder Engagement Policy. The Shareholder Engagement Policy is designed to facilitate an open dialogue and exchange of ideas between our Board and our shareholders. We encourage our shareholders to review the policy and to reach out to our directors to discuss matters of significance. The Shareholder Engagement Policy is available on our website at www.barrick.com/about/governance.

•

Majority Voting Policy: Any nominee proposed for election as a director who receives a greater number of votes withheld than votes in favor of his or her election, in an uncontested election, must promptly tender his or her resignation to the Chairman, or in the case of the Chairman, to the Lead Director. The resignation will be accepted absent exceptional circumstances.

•

Governance-Focused Shareholder Engagement: The Lead Director and the Chair of the Compensation Committee periodically meet with significant shareholders and proxy advisers to provide an update on a variety of governance-related topics and to solicit feedback. These governance engagements are in addition to the regular discussions that our executive leadership and Investor Relations teams have with Barrick’s institutional and retail shareholders, which often include discussion on governance, sustainability, and similar matters as well. In early 2024, significant shareholders representing approximately 59% of the issued and outstanding Barrick Shares (as of March 20, 2024) were invited to discuss our performance, sustainability strategy, environmental goals, human capital strategy, changes to our executive compensation framework (specifically performance measures) that consider prior shareholder feedback and strengthens overall alignment with our differentiated strategy, as well as key governance priorities, including Board composition, diversity, and renewal.

•

Sustainability-Focused Shareholder Engagement: Throughout 2023, the Group Sustainability Executive met with significant shareholders and leading ESG ratings firms to discuss Barrick’s sustainability vision, policies, approach, and site-level performance, including Board and management oversight of sustainability matters.

•

Sustainability Day: On July 25, 2023, Barrick hosted a virtual presentation to significant investors, leading ESG ratings firms and key analysts on the Company’s sustainability strategy and performance, as well as our targets for the future, including our aim for net zero GHG emissions by 2050. The President and Chief Executive Officer, Group Sustainability Executive and senior members of the Sustainability management team provided an overview of the economic benefits created at our operations for all stakeholders, the protection of health and safety at our mines and host communities, our approach to human rights, and our strategies to minimize the environmental impact of our operations.

•

Growth Webinar: On September 12, 2023, Barrick hosted a “Value Today, Growth Tomorrow” webinar which was attended by significant shareholders and key analysts. The President and Chief Executive Officer and other senior members of management highlighted Barrick’s long-term vision for generating shareholder value and sustainable profitability, including its 10-year gold and copper production profile, its copper growth strategy, and its development project pipeline.

•

Quarterly Results Presentations: During 2023, the President and Chief Executive Officer hosted four presentations to discuss Barrick’s quarterly financial, operational, and exploration results, as well as updates on our strategy and organizational structure. The first presentation was held via a live video stream which allowed participants to ask questions and participate in “real time”. The second and third presentations were held in-person in Toronto, Canada. The fourth presentation was held in-person in London, England.

✓	Our approach to corporate governance evolves with state-of-the-art practices.

•

Diversity Policy: In February 2023, the ESG & Nominating Committee recommended the disclosure of the number and proportion of directors who self-identify as racially and/or ethnically diverse. This initiative builds upon previous amendments to the Diversity Policy, which included a target for women to represent at least 30% of directors by the end of 2022. We have met this target and, if all director nominees are elected at the Meeting, women will represent 40% of all Barrick’s directors and 50% of our independent directors. Our slate of 10 director nominees for election at the Meeting was carefully constructed to ensure that our director nominees represent key business geographies comprised of individuals whose

32	Barrick Gold Corporation | 2024 Circular

backgrounds reflect the diversity of our stakeholders, which results in a slate of nominees of which 40% self-identify as racially and/or ethnically diverse. Each director nominee contributes to the Board’s overall diversity by providing, among other characteristics, a diversity of thought, perspective, personal and professional experience, and cultural background.

•

Robust Clawback and Recovery Policies: Our Clawback Policy subjects incentive compensation paid or granted to the NEOs; other Partners; and other select senior employees to clawback in cases of a material financial misstatement or a determination by the Board that wrongful conduct has occurred, in each case, that resulted in a participant receiving a higher amount of incentive compensation than would have been received absent the material misstatement or wrongful conduct, as applicable. In addition, in November 2023, we adopted an Executive Officer Recovery Policy that complies with Section 10D of the Exchange Act, Rule 10D-1 of the Exchange Act and the applicable NYSE listing standards which, among other things, requires Barrick to promptly recover any specified incentive compensation received by any current or former executive officer in the event of an accounting restatement required due to material noncompliance by the Company with any financial reporting requirements under securities laws applicable to the Company in connection with its listing on the NYSE. See “2023 Compensation of Named Executive Officers – Managing Compensation Risks – Clawback Policy and Executive Officer Recovery Policy” on page 88.

•

Share Ownership Policies for Non-Executive Directors and Executives: Barrick maintains minimum share ownership requirements for its directors, executives, and other officers. Our Chairman and non-executive directors are required to hold at least three times the value of their annual retainer in Barrick Shares and/or Deferred Share Units (DSUs) within five years of joining the Board. Our President and Chief Executive Officer is required to hold 10 times his salary in Barrick Shares, Restricted Share Units (RSUs), and PGSUs within the later of five years from the date of his appointment and February 2025. Our NEOs are required to hold five times their salary in Barrick Shares, RSUs, and PGSUs within the later of five years from the date they become a Partner and February 2025. To further underscore our commitment to maintaining market-leading share ownership requirements, Partners are required to retain at least 50% of their share ownership requirement in actual Barrick Shares. As at December 31, 2023, non-executive directors held Barrick Shares and DSUs with a value of over $18 million. As at December 31, 2023, our Chairman held Barrick Shares with a value of over $49 million, our President and Chief Executive Officer held Barrick Shares, and PGSUs with a value of over $121 million and the remaining NEOs held Barrick Shares, PGSUs, and RSUs, as applicable, with a value of over $35 million. See “Report on Director Compensation and Equity Ownership – Director Share Ownership Requirements” on page 53 and “2023 Compensation of Named Executive Officers – Managing Compensation Risks – NEO Share Ownership Requirements” beginning on page 89.

•

Anti-Hedging Policy: Barrick has a formal Anti-Hedging Policy prohibiting all officers and directors from hedging the economic exposure of their ownership of Barrick Shares and equity-based LTI compensation.

•

Innovative Approach to Disclosure: Since 2018, Barrick has issued an online digital information circular (Digital Circular) that modernizes the way that proxy materials are presented to shareholders and makes proxy-related information more accessible and interactive. Barrick’s 2024 Digital Circular will be available on our website at http://www.barrick2024circular.com/ starting in April 2024.

•

Enhanced Shareholder Communication: In addition to our Shareholder Engagement Policy and a specialized Investor Relations email address, Barrick has a designated Investor Relations hotline that provides shareholders with improved access to the Company and facilitates shareholder engagement. Shareholders may communicate their views to management through the Company’s Investor Relations Department at:

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: 416-307-7474

Email: investor@barrick.com

Risk Oversight

The Board believes that an enterprise-wide approach to risk management allows the Company to assess and mitigate risks most efficiently and effectively. The Board therefore expects management to:

•	maintain a framework that ensures we identify, manage, and mitigate risk effectively and in a manner that creates the greatest value;

•	integrate procedures for identifying, managing, and mitigating risk into all of our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;

Barrick Gold Corporation | 2024 Circular	33

•	ensure that the key controls we rely on to achieve the Company’s objectives are actively monitored so that they remain effective; and

•	provide assurance to the executives and relevant committees of the Board of Directors on the effectiveness of key control activities.

Through our decentralized structure, we have continued to accelerate the pace at which information flows between leadership and our mines. This nimble structure enhances our risk management processes by promoting faster information sharing and greater transparency. We hold a Weekly Executive Review, which is the main forum to raise and discuss risks facing the operations and organization more broadly. The Weekly Executive Review is held among the President and Chief Executive Officer and other key executives, including the Senior Executive Vice-President, Strategic Matters; Senior Executive Vice-President, Chief Financial Officer; our regional Chief Operating Officers; General Counsel; and senior management.

The Board and its committees are responsible for overseeing the Company’s enterprise risk and internal control frameworks, risk management and major financial risks and financial reporting exposures, the alignment of Barrick’s executive compensation programs with strategic priorities and the human capital strategy, and the development of risk management programs relating to Barrick’s environmental, health and safety, corporate social responsibility, security, and human rights exposures. The Audit & Risk Committee assists the Board in, among other things, overseeing the Company’s management of enterprise risks, including financial, operational, health and safety, geopolitical, climate, tax, and cybersecurity risks, as well as the implementation of policies and standards for monitoring and mitigating such risks.

During 2023, we continued to provide the Audit & Risk Committee with concise and relevant risk information to facilitate its oversight of key risks facing the Company and how they are being managed, including new, emerging, and long-term risks that may have a material impact on the Company’s business model and long-term prospects. n-depth briefings were delivered on specific topics to provide a more detailed understanding of risks and management’s risk mitigation strategies, where appropriate. For example, during 2023, in-depth briefings were provided to the Audit & Risk Committee on a range of topics, including key operational and geopolitical risks and mitigation strategies across the Company’s portfolio, including regular updates on global inflationary pressures and Barrick’s strategies to mitigate the impact of higher energy costs and supply chain disruptions on our operations; political and economic uncertainty in Argentina related to local inflationary pressures and strict currency controls; security risks in certain of the locations where the Company does business, such as the DRC and Mali; the potential impacts of other infectious diseases, such as Ebola and Malaria; potential risks and opportunities related to the reconstitution and future development of the Reko Diq project; tailings facility management; Barrick’s tax strategy and key legacy and emerging tax risks across Barrick’s portfolio of assets; Barrick’s engagement with its host countries to secure our license to operate, including the implementation of the commencement agreement for the planned reopening of the Porgera mine in Papua New Guinea and the framework agreement with the Government of Tanzania resulting in the full and final settlement of all legacy tax disputes associated with Tanzanian assets acquired by Barrick from Acacia Mining plc in 2019; climate disclosures aligned with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) as well as updates on new climate disclosure proposals issued by Canadian and U.S. securities regulators and the International Sustainability Standards Board.

In addition, the Audit & Risk Committee received an in-depth briefing in 2023 from the Vice-President, Group Information Technology on cybersecurity strategy, including with respect to ongoing improvements to Barrick’s cybersecurity capabilities and enhancements to end-user security as well as training initiatives and penetration testing. The Audit & Risk Committee also received updates on Barrick’s cybersecurity strategy and cyber-related risks from the Senior Vice-President, Business Assurance, Risk and Business Integrity at every meeting. The Audit & Risk Committee was also updated on Barrick’s financial plan, the performance dividend policy and Barrick’s share buyback program.

In August 2023, seven of the eight independent directors standing for election at the Meeting completed a site visit to the Pueblo Viejo Mine in the Dominican Republic to monitor operational progress and evaluate key issues and risks, including the expansion project and the proposed new tailings facility.

For a more detailed description of our risk oversight processes, see “Risk Oversight” in Schedule A of this Circular.

Our Sustainability Vision, Mission, and Guiding Principles

Our corporate vision sets out what sustainability means at Barrick and is rooted in the belief that to operate successfully, we must deliver long-term value to all of our stakeholders and manage our impacts on the wider environment. Focusing on sustainability has long been of critical importance to Barrick and is entrenched in our Company DNA. Our commitments to respecting human rights, protecting the health and safety of our people and local communities, sharing the benefits of our operations, and managing our impact on the environment are core business issues, and are embedded in our decision-making processes and every facet of our operations.

We also believe that fundamental sustainability concepts such as building climate resilience, responsibly managing water use, protecting biodiversity, and poverty eradication are inextricably linked and are best managed holistically. This holistic and integrated

34	Barrick Gold Corporation | 2024 Circular

sustainability management, combined with the on-the-ground management of sustainability issues in our host communities and the environments in which we operate, was acknowledged by the International Investor Magazine recognizing Barrick as the Best ESG Mining Company in Africa in 2022. Although we do not execute our sustainability vision to receive accolades, awards such as this highlight our commitments to environmental stewardship in our host communities.

Our Approach to Sustainability Governance

Sustainability is an essential part of our culture and is firmly embedded in the organization. Just as the management of our mineral resources and mining operations are central to our business, so too is the management of the sustainability of our business. Sustainability is driven at an operational level, and the Company’s sustainability strategy is implemented, by blending top-down accountability with bottom-up responsibility. This means that the day-to-day ownership of sustainability risks and opportunities is in the hands of individual sites. Each site plays a role in identifying risks and opportunities, metrics, and targets that measure real progress and deliver real impacts both for the business and for our stakeholders, including the countries in which we operate and our host communities. Site-level ownership is supported by regional sustainability leads, regional chief operating officers, and the Group Sustainability Executive, who provides oversight and direction over this site-level ownership to ensure alignment with the strategic priorities of the overall business.

We believe that our company-wide focus on sustainability is one of our core competitive advantages in the global competition to be the partner of choice for host communities and to attract investment and human capital. To underscore the important role of the Corporate Governance and Nominating Committee in overseeing our environmental, safety and health, social license to operate and human rights programs, policies and performance, we renamed the Corporate Governance & Nominating Committee as the “Environmental, Social, Governance & Nominating Committee” in February 2022. We believe that this change in the committee’s name better reflects the breadth of its responsibilities and highlights the important role that this committee plays in overseeing Barrick’s sustainability culture. The mandate of the ESG & Nominating Committee is available on our website at www.barrick.com/about/governance.

The E&S Committee is our most senior management-level body dedicated to sustainability. The E&S Committee helps to connect site-level ownership of sustainability to management, and in turn to our Board, which has ultimate responsibility for sustainability. The committee is chaired by our President and Chief Executive Officer, and members include:

•	Chief Operating Officers for each region;

•	Group Sustainability Executive;

•	General Managers for each mine;

•	Regional and site health, safety, environment and closure leads;

•	In-house legal counsel; and

•	An independent third-party sustainability consultant in an advisory role.

The E&S Committee meets on a quarterly basis to review sustainability performance and key performance indicators across our operations. It provides a forum to freely exchange information and learn from past sustainability successes and challenges experienced across each region. The E&S Committee meetings also include an environmental and social license to operate-focused site visit completed by the independent consultant at one of Barrick’s Tier One Gold Assets each quarter. The President and Chief Executive Officer reviews the reports of the E&S Committee at each quarterly meeting of the Board’s ESG & Nominating Committee, which is comprised entirely of independent directors. By bringing executive and Board level attention to key sustainability issues, we can identify concerns or opportunities at an early stage, manage risks, and drive continual improvements.

In addition to site-level ownership of sustainability opportunities and risks, sustainability is embedded in our Board governance structure. The Audit & Risk Committee assists the Board in overseeing the Company’s management of enterprise risks, including climate risk, as well as the implementation of policies and standards for monitoring and mitigating such risks. The Audit & Risk Committee also reviews the Company’s approach to climate change in the context of Barrick’s public disclosure. The ESG & Nominating Committee is responsible for overseeing Barrick’s policies, programs, and performance relating to the environment, including climate change, which is built into Barrick’s formal risk management process. The Compensation Committee assists the Board in ensuring that executive compensation is appropriately linked to our sustainability performance.

Barrick Gold Corporation | 2024 Circular	35

Our sustainability strategy is built on four interconnected pillars:

As described above, we implement our sustainability strategy by blending top-down accountability, with bottom-up responsibility. These pillars, as well as additional highlights of our approach to sustainability and our sustainability achievements, are described below.

Human Rights

We are committed to respecting the human rights of all individuals impacted by our operations, including employees, contractors, and external stakeholders. Since 2010, our relationship with public and private security providers, local communities, and potential victims of human rights violations have been governed by the Voluntary Principles on Security and Human Rights.

We continued to develop and facilitate in person human rights workshops for managers and supervisors at each of our high-risk sites as part of our human rights program. In 2023, independent human rights assessments and workshops and training, including training in the Voluntary Principles, were conducted at North Mara and Bulyanhulu in Tanzanian, Jabal Sayid in Saudi Arabia, Loulo-Gounkoto in Mali and Kibali in the DRC. This follows the human rights assessments and training at Lumwana in Zambia, Tongon in Côte d’Ivoire, and Veladero in Argentina in 2022, and at North Mara and Bulyanhulu mines in Tanzania, Kibali in the Democratic Republic of the Congo, Loulo-Gounkoto in Mali, and Pueblo Viejo in the Dominican Republic in 2021.

In December 2021, coinciding with the United Nations International Human Rights Day, we published our first, post-Merger, Human Rights Report, which elaborates on the salient human rights risks applicable to our business.

Our partnership philosophy is no different when it comes to our Indigenous partners and we aim to build long-term capacity within our host Indigenous communities. Our commitment to recognizing the unique rights and cultural heritage of Indigenous Peoples is set out in our Human Rights Policy and is informed by the International Council on Mining and Metals (ICMM) position statement. We require all sites with potential impacts on Indigenous Peoples to develop and implement an Indigenous Peoples Plan that outlines specific actions to address potential operational impacts and to engage with and provide opportunities to Indigenous Peoples.

In 2019, prior to Barrick’s acquisition of the minority shareholding of Acacia and assumption of operational control of North Mara, the London Bullion Market Association (LBMA) commenced an Incident Review Process (IRP) against North Mara, following complaints made by the UK-based NGO, Rights and Accountability in Development. Due to the IRP, the refiner MMTC-PAMP appointed independent consultants, Synergy, to undertake an assessment of North Mara based on the LBMA’s Responsible Gold Guidance and the OECD Due Diligence Guidance. Synergy completed site assessments in 2019 and early 2022, as well as several desktop reviews during the process. During the fourth quarter of 2022, the LBMA confirmed that the IRP is now closed, citing Synergy’s findings that there has been “significant measurable progress” at North Mara since the original assessment in 2019, and the recommendation that MMTC-PAMP continues trading with North Mara. This concludes a multi-year process that provides independent and third party findings that measurable progress against identified risks at North Mara. The executive summary of this report is published by MMTC-PAMP.

36	Barrick Gold Corporation | 2024 Circular

Health and Safety

The safety, health, and well-being of our people, and providing the safest possible working environment is our highest priority. Our safety vision is “Every person going home safe and healthy every day.” Safety performance is integrated into weekly, monthly, and quarterly reporting. Safety performance is also discussed as a key part of weekly Executive Committee meetings, and regional operational meetings. As part of our efforts to continually improve our safety performance, we certified all our operating sites to ISO 45001, and continue our rollout of the Journey to Zero initiative. This initiative is focused on:

•	Visible Felt Leadership and engagement with our workforce;

•	Improving and standardizing our standards, notably those associated with our 10 Fatal Risks; and

•	Ensuring accountability to our safety commitments and that our employees are fit for duty.

Our Journey to Zero initiative was reviewed and rebranded during 2023, and progress against this initiative is reviewed in an Executive-led Safety Committee on a quarterly basis. The Journey to Zero was rolled out in April 2023, following a number of fatal incidents in 2022 and Q1 2023. During 2023, a Global Head of Health and Safety role was established and filled that reports directly to the Sustainability Executive.

Despite our progress and rollout of the Journey to Zero initiative, five tragic workplace fatalities occurred during the course of 2023. Following thorough investigations of each of these incidents, action plans were implemented across the Group. Company-wide Safety Intervention and Shift Change Interventions were and continue to be implemented to reinforce Barrick’s safety procedures and communicate our core safety messages and expectations. Nothing is more important to us than the health, safety, and well-being of our people. Any fatality is therefore unacceptable and a strong reminder that we still have work to do to achieve our goal of a zero harm workplace. In terms of other safety key performance indicators, our LTIFR was 0.23 and our TRIFR was 1.14 for 2023, which represented an improvement of 21% and 12% year-on-year, respectively.

Community Development and Benefit Sharing

Our commitment to our host countries and communities is to empower them economically and through social development through a partnership model. This means that we pay our fair share of taxes, prioritize local hiring and buying, and invest in community-led development initiatives that build community resilience. Barrick’s overarching Sustainable Development Policy and Social Performance Policy set out the Company’s commitment to social and economic development, and is available on our website at www.barrick.com/sustainability/reports-and-policies.

Our ability to form and maintain partnerships is just as important to our success as our geological know-how, or engineering expertise. We believe that partnerships work best when they reflect realities and when they establish clear mutual interests and benefits. Accordingly, we have established Community Development Committees at all our operational mines. We maintain that each of our community partners best understands its own unique needs, and our community development model is based on development priorities as opposed to being solely linked to mine production. Each CDC is elected and made up of a mix of local leaders, representatives from local women’s and youth groups, and no more than one Barrick representative. During 2023, we contributed over $43 million to community development projects. We have also continued to strengthen our relationships with our Indigenous communities in Ontario, Nevada, and Chile.

Environmental Stewardship

Strong environmental management is a crucial building block of our business. Environmental issues with the greatest potential impact on the health and safety of local communities, such as how we use water, prevent incidents, and manage tailings, are at the top of our agenda.

Our environmental performance has continued with zero Class 1 Environmental Incidents in 2023. All operational sites continue to be ISO 14001 accredited, and we achieved the group rehabilitation/reclamation targets.

Managing Climate Risks

The Board has ultimate responsibility for sustainability, including climate-related matters. The ESG & Nominating Committee is responsible for overseeing Barrick’s policies, programs, and performance relating to the environment, including climate change and performance against our climate targets and related water impacts. The Audit & Risk Committee assists the Board in overseeing the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which are regularly reviewed by the Audit & Risk Committee. The Compensation Committee assists the Board in ensuring that executive compensation is appropriately linked to our sustainability performance, including with respect to climate change and related water impacts.

Barrick Gold Corporation | 2024 Circular	37

Barrick considers climate change, including shifts in temperature, precipitation, and more frequent severe weather events, to be a company, community, and global concern. We continue to incorporate scenario analysis into our risk management and align our climate-related disclosures with the TCFD.

Barrick’s GHG emissions reduction target is a minimum 30% reduction by 2030 relative to our 2018 baseline, while maintaining a steady production profile, with the ultimate ambition to achieve net zero GHG emissions by 2050. Our GHG emissions reduction target is grounded in climate science and has a detailed pathway for achievement that we demonstrated in our 2021 Sustainability Report.

Our GHG emissions reduction target is not static and will be reviewed by the Board and updated as we continue to identify and drive new GHG emissions reduction opportunities.

Ultimately, our vision is net zero GHG emissions by 2050, achieved primarily through GHG reductions, with some offsets for hard-to-abate emissions. Site-level plans to improve energy efficiency, integrate clean and renewable energy sources, and reduce GHG emissions will also be strengthened, and we plan to supplement our corporate emissions reduction target with context-based site-specific emissions reduction targets.

Barrick has set Scope 3 (indirect emissions in our value chain) emissions targets to advance its responsible energy transitioning program in line with its integrated and holistic approach to sustainability management. These targets are both quantitative and qualitative and are focused on high emission areas in our value chain, notably goods and services, fuel and energy and downstream copper processing. For more information, please visit www.barrick.com/English/sustainability/environment/climate.

Our company-wide focus on sustainability provides a strong foundation, and Barrick continues to build further resilience to withstand the potential impacts of climate change and leverage potential opportunities as the global economy transitions to a low-carbon future. We also place importance on building climate resilience within our communities and host countries, and ensuring that these communities are not left behind. Sharing the benefits of our operations and developing our host communities are fundamental in achieving climate resilience.

Responsible Use of Water

Water is a vital and increasingly scarce global resource. Managing and using water responsibly is a critical part of our sustainability strategy as steady, reliable access to water is essential to the effective operation of our mines. Access to water is also a fundamental human right. Understanding water stress in the regions in which we operate and associated climate risks enabled us to better understand these risks and manage our water resources through site-specific water balances, aimed at minimizing our water withdrawal and maximizing water reuse and recycling within our operations. Barrick’s Environmental Policy and Water Policy commit the Company to minimize its use of water, control and manage its impacts on water quality, and engage with stakeholders, including local communities, to maintain sustainable management of water resources for the benefit of all users.

Biodiversity Management

Biodiversity underpins many of the ecosystem services on which our mines and their surrounding communities depend. If not properly managed, mining and exploration activities have the potential to negatively affect biodiversity and ecosystem services. We work to proactively manage our impact on biodiversity and strive to protect the ecosystems in which we operate. Wherever possible, we aim to achieve a net neutral biodiversity impact, particularly for ecologically sensitive environments. A Biodiversity Action Plan is in place for each of our operational sites that outlines our strategy to achieve net-neutral impacts and associated management plans. Our Biodiversity Standard sets out the thresholds for utilization of our Biodiversity Action Plans and aims to proactively manage our biodiversity risks and opportunities to achieve our target of no-net loss of key biodiversity features in areas affected by our activities.

In the 2022 Sustainability Report, we published our roadmap towards our positive contribution to nature and are currently developing a biodiversity tool with independent experts to better measure our biodiversity impacts and contributions, and assist in the disclosure of those outcomes. We continue to voluntarily disclose the Forestry Questionnaire from CDP (formerly the Carbon Disclosure Project), a global environmental non-profit organization that evaluates biodiversity disclosures. Although CDP does not evaluate results in its forestry program for the metals and mining industry, we believe biodiversity disclosures are imperative for our industry, and our participation in CDP’s forestry program demonstrates our industry leadership around biodiversity and transparency. We continue to progress our conservation and offset projects, including sagebrush and mule deer habitats in Nevada, forestry conservation in Zambia, conservation at Aniana Vargas in the Dominican Republic, and a partnership at the Fina Reserve in Mali, in addition to our longstanding support of the Garamba National Park in the Democratic Republic of the Congo.

Human Capital Strategy

Our people are the driving force behind our track record of achievements. We strive to be a global employer of choice that attracts and retains the best people to run our portfolio of best-in-class assets and who share our vision and values to become the world’s

38	Barrick Gold Corporation | 2024 Circular

most valued gold and copper mining business. We engage employees and contractors across the globe and empower them to work in safer, more creative, and more rewarding ways every day. We are committed to advancing and promoting a diverse and inclusive culture across our business that inspires and supports the growth of our employees, serves our communities, and shapes a more sustainable business. Our human capital strategy is actively overseen by the Board and the Executive Committee throughout the year.

Our human capital strategy, including our approach to advancing and promoting diversity, continues to be a critical enabler of positive change and impact. Our focus areas for 2023 are summarized below. For a more detailed description of the Board’s oversight of our human capital strategy and our key human capital initiatives, see “Risk Oversight” and “Human Capital Management and Succession Planning” in Schedule A of this Circular.

Leadership and Talent Development

Our strategy is anchored in developing and promoting the right internal talent and hiring the right external talent, with an emphasis on local recruitment, for career opportunities across our global organization.

We invest in our people through world-class training and development programs that are country-based and tailored to local needs, covering technical, leadership, behavioral, and informal learning to help our people feel engaged, valued, and empowered. These programs, in turn, help us deliver on our strategic priorities across our regions and sites. We provide focused and accelerated career progression support, including meaningful stretch assignments, shadowing and mentorship opportunities, as well as global placement opportunities to foster a culture of continuous learning. We also maintain a comprehensive global database of employee skills and development plans to facilitate our annual talent reviews and succession planning across the Company.

Succession Planning

The Board believes that talent management and succession planning are critical to Barrick’s continued success. Our robust succession planning process is designed to help develop key strategic and tactical opportunities for every region and global function in order for them to strengthen their human capital plans for senior leadership and critical roles across the organization. We engage in detailed discussions around talent development and succession planning at all levels of our organization and provide constructive and regular feedback.

Diversity and Inclusion

We believe that a diverse and inclusive workforce sparks and drives innovation. To this end, we have made significant investments to strengthen the diversity of our workforce through a number of initiatives, including prioritizing local hiring; supporting gender diversity through the recruitment, training, and development of women at all levels of the organization, and doing our part to right the gender imbalance in the historically male-dominated mining industry; recruiting and developing the next generation of mining talent; and fostering an inclusive environment where our employees feel that all voices are heard, all cultures and differences are respected, and that a variety of perspectives are welcome and essential to our long-term success.

Barrick Gold Corporation | 2024 Circular	39

Directors

The Board recommends a vote FOR all nominees listed below.

We believe our Board nominees must strike the right balance between those who have skills and experience necessary to ensure our business can secure its license to operate, and those who have technical and operating expertise and financial and business acumen.

Director Profiles

The following profiles present information about each of the nominees for election as director. Our directors are elected annually, individually, and by majority vote. Our majority voting policy provides that any nominee proposed for election as a director in an uncontested election who receives less than a majority of votes cast in favor of his or her election must promptly tender his or her resignation to the Chairman or, in the case of the Chairman, to the Lead Director for Board consideration and that the resignation must be accepted absent exceptional circumstances. There are no contracts, arrangements, or understandings between any director or executive officer, or any other person, pursuant to which any of the nominees has been nominated for election as a director of the Company. All other director information can be found in “Report on Director Compensation and Equity Ownership” on page 52, “Committees of the Board” beginning on page 46, and in Schedule A of this Circular.

Areas of Expertise

Mining Operations

Health, Safety, Environmental & Climate

Capital Allocation & Financial Acumen

International Business Experience & Global Partnerships

Talent Development and Allocation & Partnership Culture

Government and Regulatory Affairs & Community Relations

M&A Execution

Risk Management

Mark Bristow (65), Non-Independent, President and Chief Executive Officer of Barrick

Director since: January 2019 Beau Champ, Mauritius	Nationality: South African

Dr. Bristow was appointed President and Chief Executive Officer of Barrick effective January 1, 2019, following completion of the Merger. Previously, since its incorporation in 1995, Dr. Bristow was the Chief Executive Officer of Randgold following his pioneering exploration work in West Africa. He subsequently led Randgold’s growth through the discovery and development of high quality assets into a major international gold mining business. Dr. Bristow played a pivotal role in promoting the emergence of a sustainable mining industry in Africa, and has a proven track record of delivering significant shareholder value. During his career, Dr. Bristow has held board positions at a number of global gold mining companies. Dr. Bristow holds a Doctorate in Geology from the University of KwaZulu-Natal in South Africa.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2023	99.5%	0.5%

2022	99.2%	0.8%
			Overall Attendance	100%
Other Public Boards During Past Five Years(1)(2)
Rockwell Diamonds Inc.				(2006 to 2021)
Securities Held as at March 1, 2024
Common Shares(3) DSUs PGSUs				6,317,786 Nil 746,801

   Meets share ownership requirement for President and Chief Executive Officer

(1)

As a result of provisional liquidation proceedings of its South African operating subsidiaries, Rockwell Diamonds Inc. (RDI) was unable to complete and file its audited financial statements for the year ended February 28, 2018, the corresponding management discussion and analysis and applicable certificates by the prescribed deadline due to funding constraints and uncertainty of the outcome of the provisional liquidation process of its subsidiaries in South Africa. As a result, the Ontario Securities Commission issued a cease trade order in respect of RDI dated July 5, 2018. The cease trade order was revoked by the Ontario Securities Commission effective December 23, 2020, following which the shares of RDI resumed trading on the JSE Limited under the symbol “RDI”. As a result of the completion of an amalgamation and going-private transaction on April 16, 2021, RDI’s shares were de-listed from the JSE Limited and the Ontario Securities Commission issued an order confirming that RDI had ceased to be a reporting issuer in Canada.

(2)

Dr. Bristow was also a director of Midway Resources International (MRI) and five of MRI’s wholly-owned subsidiaries, including Zarara Oil & Gas Ltd. (Zarara). MRI and its subsidiaries, including Zarara, are private companies. Zarara was placed into administration in November 2020 and MRI was placed in administration in March 2021. Following a restructuring process, the Grand Court of the Cayman Islands issued a final order completing the dissolution of MRI on October 26, 2022. The dissolution proceedings in respect of Zarara remain ongoing, and the Supreme Court of Mauritius has issued an order extending the deadline for the completion of such proceedings to January 31, 2025.

(3)

Dr. Bristow owns 6,011,197 Barrick Shares directly. In addition, Dr. Bristow holds 306,589 Barrick Shares pursuant to the exchange into Barrick Shares of the one-off Randgold CEO Award that was granted to him by Randgold in 2013.

40	Barrick Gold Corporation | 2024 Circular

Areas of Expertise

Capital Allocation & Financial Acumen

M&A Execution

International Business Experience & Global Partnerships
Talent Development and Allocation & Partnership Culture

Risk Management

Health, Safety, Environmental & Climate

Helen Cai (50), Independent

Director since: November 2021 Hong Kong, China	Nationality: Chinese

Ms. Cai is a finance and investment professional with more than two decades of experience in capital markets and all aspects of corporate finance, from strategic planning to M&A transactions. Ms. Cai worked most recently as a managing director with China International Capital Corporation until the spring of 2021. Prior to this, she worked as an analyst with the Goldman Sachs Group covering American mining and technology sectors, and was highly ranked by the StarMine analyst ranking service. As a lead analyst at China International Capital Corporation, Ms. Cai was ranked as Best Analyst by Institutional Investor and Asia Money in their China Research Sector Polls for multiple years when covering Hong Kong and China listed companies. The landmark cross-border financing and M&A transactions she led subsequently as a senior investment banker also won various awards from Asia Money and The Asset. Ms. Cai is a Chartered Financial Analyst and Chartered Alternative Investment Analyst and was educated at Tsinghua University in China and the Massachusetts Institute of Technology in the United States, where she received two master’s degrees and multiple fellowship awards.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2023	97.2%	2.8%	Audit & Risk	4/4

2022	99.2%	0.8%	Compensation	7/7
			Overall Attendance	100%
Other Public Boards During Past Five Years
Silvercorp Metals Inc. Largo Inc.				(2024 to Present) (2023 to Present)
Securities Held as at March 1, 2024
Common Shares DSUs				Nil 34,581

  Has until November 3, 2026 to meet share ownership requirement

Areas of Expertise

Capital Allocation & Financial Acumen
Talent Development and Allocation & Partnership Culture
M&A Execution
International Business Experience & Global Partnerships
Risk Management

Christopher L. Coleman (55), Independent

Director since: January 2019 London, United Kingdom	Nationality: British

Mr. Coleman is the Group Head of Banking and a Global Partner at Rothschild & Co. He has more than 25 years’ experience in the financial services sector, including corporate and private client banking and project finance. Since March 2023, Mr. Coleman has served as the Chair of the board of Papa John’s International, Inc., which he joined as an independent director in 2012. From 2008 until the completion of the Merger, he served as a non-executive director of Randgold Resources, including as non-executive Chairman of the board, Chairman of the governance and nominating committee, and member of the remuneration committee. Mr. Coleman has had a long-standing involvement in the mining sector globally. He is chairman of Rothschild & Co. Bank International in the Channel Islands and serves on a number of other boards and committees of the Rothschild & Co. Group, which he joined in 1989. From 2001 to 2008, Mr. Coleman was a non-executive director of the Merchant Bank of Central Africa. Mr. Coleman holds an undergraduate degree from the London School of Economics.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2023	92.8%	7.2%	Compensation (Chair)	7/7

2022	93.5%	6.5%	ESG & Nominating	5/5
			Overall Attendance	100%
Other Public Boards During Past Five Years
Papa John’s International, Inc.				(2012 to Present)
Securities Held as at March 1, 2024
Common Shares DSUs				121,334 78,289

  Meets share ownership requirement

Barrick Gold Corporation | 2024 Circular	41

Areas of Expertise

M&A Execution
Capital Allocation & Financial Acumen
Health, Safety, Environmental & Climate

Talent Development and Allocation & Partnership Culture

Risk Management
International Business Experience & Global Partnerships
Government and Regulatory Affairs & Community Relations

Isela A. Costantini (52), Independent

Director since: November 2022 Buenos Aires, Argentina	Nationality: Brazilian, Argentinean, and American

Ms. Costantini is the Chief Executive of Grupo Financiero GST, a privately held asset management company. She has over 25 years of experience in international business, including as President and Chief Executive Officer of Argentina’s national airline, Aerolínas Argentinas, and President and general director, Argentina, Paraguay and Uruguay, for General Motors. Ms. Costantini is also a past President of ADEFA, the Automotive Manufacturers’ Association in Argentina. She was included in the list of the 500 most influential leaders in Latin America by Bloomberg Línea and has been named by Fortune magazine as one of the 50 most powerful women in business outside the United States. She recently published Un Líder en Vos, a book about leadership, and sits on the boards of CIPPEC (Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento), a think tank in Argentina, and Food Bank Argentina. She holds a bachelor’s degree in social communications and advertising from the Pontificia Universidade Católica do Paraná in Brazil and an MBA in marketing and international business from the Quinlan School of Business at Loyola University in Chicago. Ms. Costantini is also a member of Barrick’s International Advisory Board.

Voting Results			Board and Committee Membership(4)	Attendance
Year	For	Withheld	Board of Directors	4/4

2023	98.9%	1.1%	Compensation	3/3

2022	N/A	N/A
			Overall Attendance	100%
Other Public Boards During Past Five Years
Prosegur S.A.				(2022 to Present)
Bladex S.A.				(2019 to Present)
San Miguel S.A.				(2019 to 2022)
Securities Held as at March 1, 2024
Common Shares DSUs				Nil 19,000

  Has until November 2, 2027 to meet share ownership requirement

(4)	Ms. Costantini became a member of the Compensation Committee on May 2, 2023.

Areas of Expertise

Government and Regulatory Affairs & Community Relations

Talent Development and Allocation & Partnership Culture
M&A Execution
Capital Allocation & Financial Acumen

Brian L. Greenspun (77), Independent

Director since: July 2014 Las Vegas, NV, USA	Nationality: American

Mr. Greenspun is the Publisher and Editor of the Las Vegas Sun. He is also Chairman and Chief Executive Officer of Greenspun Media Group. Mr. Greenspun has been appointed to two U.S. Presidential Commissions. In the early 1990s, he was appointed by President Bill Clinton to the White House Commission on Small Business. In December 2014, he was appointed by President Barack Obama to the Commission for the Preservation of America’s Heritage Abroad. He is a Trustee of The Brookings Institution, the University of Nevada Las Vegas Foundation, and the Simon Wiesenthal Museum of Tolerance. He is active in numerous civic and charitable organizations in the Las Vegas community. Mr. Greenspun holds a law degree and an undergraduate degree from Georgetown University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2023	97.2%	2.8%	Compensation	7/7

2022	94.9%	5.1%	ESG & Nominating	5/5
			Overall Attendance	100%
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2024
Common Shares DSUs				31,185 133,917

  Meets share ownership requirement

42	Barrick Gold Corporation | 2024 Circular

Areas of Expertise

Mining Operations
Health, Safety & Environmental Climate

International Business Experience & Global Partnerships
M&A Execution
Talent Development and Allocation & Partnership Culture
Capital Allocation & Financial Acumen
Government and Regulatory Affairs & Community Relations

Risk Management

J. Brett Harvey (73), Independent, Lead Director

Director since: December 2005 Mesquite, NV, USA	Nationality: American

Mr. Harvey is Chairman of the board of Warrior Met Coal Inc., a leading producer and exporter of metallurgical coal for the global steel industry, a position he has held since January 1, 2023. Mr. Harvey was Chairman Emeritus of CONSOL Energy Inc., a coal, gas, and energy services company from May 2016 to May 2017. He was CONSOL Energy Inc.’s Chairman from January 2015 to May 2016, Executive Chairman from May 2014 to January 2015, Chairman and Chief Executive Officer from June 2010 to May 2014, and Chief Executive Officer from January 1998 to June 2010. From January 2009 to May 2014, he was also the Chairman and Chief Executive Officer of CNX Gas Corporation, a subsidiary of CONSOL Energy Inc. He began his business career in mining, joining the Kaiser Steel Company in 1979 at the Sunnyside Mine in Utah, and, in 1984, he was appointed as Vice President and General Manager of Kaiser Coal of New Mexico. Mr. Harvey also served as Vice President, Mining for PacifiCorp. In 2016, he received the Charles F. Rand Memorial Gold Medal, awarded by the Society for Mining, Metallurgy and Exploration for distinguished achievement in mining administration. Mr. Harvey is the former chair of the National Mining Association and of the Coal Industry Advisory Board to the International Energy Agency. He is a former member of the National Executive Board of the Boy Scouts of America and a past chairman of the Laurel Highlands Council of the Boy Scouts. Mr. Harvey holds an undergraduate degree in mining engineering from the University of Utah.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2023	85.7%	14.3%	Audit & Risk (Chair)	4/4

2022	93.9%	6.1%	Compensation	7/7
			Overall Attendance	100%
Other Public Boards During Past Five Years
Warrior Met Coal Inc.				(2017 to Present)
Allegheny Technologies Inc.				(2007 to Present)
Securities Held as at March 1, 2024
Common Shares DSUs				29,175 192,889

  Meets share ownership requirement

Areas of Expertise

Health, Safety, Environmental & Climate

Talent Development and Allocation & Partnership Culture

Capital Allocation & Financial Acumen

International Business Experience & Global Partnerships

Government and Regulatory Affairs & Community Relations

Anne N. Kabagambe (67), Independent

Director since: November 2020 Washington, DC, USA	Nationality: Ugandan and American

Ms. Kabagambe formerly served on the board of the World Bank Group where, between 2016 and 2020, she represented the interests of 22 Sub-Saharan African countries, including Tanzania and Zambia, two jurisdictions where Barrick has operations. While at the World Bank, Ms. Kabagambe co-chaired the World Bank Board’s Gender Working Group and was a strong advocate for the advancement of women and a champion of diversity and inclusion. She has 35 years of experience spanning a diverse range of senior leadership positions in international institutions, including as Chief of Staff for the African Development Bank (AfDB) and has also served on the boards of the Africa American Institute (AAI) and Junior Achievement (JA) Africa. Ms. Kabagambe holds an undergraduate degree from the University of California at San Diego (UCSD), master’s degrees in Public Policy from Columbia University’s School of International and Public Affairs and George Washington University, and has also obtained post-graduate diplomas from Harvard University’s Business School & John F. Kennedy School of Government as well as the Cranfield School of Management.

Voting Results			Board and Committee Membership(5)	Attendance
Year	For	Withheld	Board of Directors	4/4

2023	98.8%	1.2%	Audit & Risk	4/4

2022	99.2%	0.8%	ESG & Nominating	2/2
			Overall Attendance	100%
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2024
Common Shares DSUs				5,846 31,432

  Has until November 4, 2025 to meet share ownership requirement

(5)	Ms. Kabagambe became a member of the ESG & Nominating Committee on May 2, 2023.

Barrick Gold Corporation | 2024 Circular	43

Areas of Expertise

Mining Operations

Capital Allocation & Financial Acumen

Risk Management

M&A Execution

International Business Experience & Global Partnerships

Andrew J. Quinn (70), Independent

Director since: January 2019 Llanboidy, Carmarthenshire, United Kingdom	Nationality: British

Mr. Quinn was head of Mining Investment Banking for Europe and Africa at Canadian Imperial Bank of Commerce for 15 years prior to his retirement in 2011. From 2011 until 2018, he served as a non-executive director of Randgold, including in the roles of Senior Independent Director, Chairman of the remuneration committee, and member of the audit committee. Since 2016, Mr. Quinn has served as a non-executive director of the London Bullion Market Association, the international trade association which oversees the over-the-counter trading market for gold and silver. He has more than 45 years of experience in the mining industry, including positions at Anglo American, Greenbushes Tin, and The Mining Journal. Prior to joining Canadian Imperial Bank of Commerce in 1996, he worked for 12 years at James Capel & Co. Limited (later HSBC Investment Banking). Mr. Quinn holds an undergraduate degree in Mineral Exploitation (Mining Engineering) from Cardiff University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2023	98.8%	1.2%	Audit & Risk	4/4

2022	99.2%	0.8%
			Overall Attendance	100%
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2024
Common Shares DSUs				72,481 78,289

  Meets share ownership requirement

Areas of Expertise

Health, Safety, Environmental & Climate

Capital Allocation & Financial Acumen

M&A Execution

Talent Development and Allocation & Partnership Culture

International Business Experience & Global Partnerships

Government and Regulatory Affairs & Community Relations

Risk Management

Loreto Silva (59), Independent

Director since: August 2019 Santiago, Chile	Nationality: Chilean

Ms. Silva is a partner at the Chilean law firm Bofill Escobar Silva Abogados. She has held important positions during a career spanning both the public and private sectors. Over the last two decades, she has led policies and debates on public-private partnerships for the advancement of Chile’s infrastructure and the enhancement of water utilities services. At the end of 2012, Ms. Silva was the first woman in Chile to be appointed as Minister of Public Works. During her tenure, she led pivotal infrastructural projects and, in collaboration with private and public entities, crafted a comprehensive strategy for the management of water resources. Beyond her governmental role, Ms. Silva served as the Chair of the board of Chile’s national oil and gas company and contributed as a board member to several Chilean listed companies. In December 2022, Ms. Silva became a director of ICAFAL, a privately held infrastructure company in Chile. Additionally, she has been a member of the most prestigious arbitration institution in Chile for nearly a decade and has been acknowledged with the esteemed “Chile’s 100 Leading Woman Leaders” award, a distinction she has received on four occasions.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2023	98.9%	1.1%	ESG & Nominating	5/5

2022	97.1%	2.9%
			Overall Attendance	100%
Other Public Boards During Past Five Years
Aguas Andinas Empresa Nacional del Petróleo				(2017 to 2022) (2018 to 2020)
Securities Held as at March 1, 2024
Common Shares DSUs				Nil 54,011

   Meets share ownership requirement

44	Barrick Gold Corporation | 2024 Circular

Areas of Expertise

M&A Execution

Capital Allocation & Financial Acumen
International Business Experience & Global Partnerships
Talent Development and Allocation & Partnership Culture

Risk Management
Government and Regulatory Affairs & Community Relations

John L. Thornton (70), Non-Independent, Chairman of Barrick

Director since: February 2012 Palm Beach, FL, USA	Nationality: American

Mr. Thornton was appointed Chairman on February 13, 2024. From April 30, 2014 to February 12, 2024, Mr. Thornton was Executive Chairman of Barrick. From June 5, 2012 to April 29, 2014, Mr. Thornton was Co-Chairman of Barrick. He is also Non-Executive Chairman of PineBridge Investments, a global asset manager. He is a Professor of the Tsinghua University School of Economics and Management and serves as the Director of its Global Leadership Program. In addition, he is a member of the Advisory Boards of the Tsinghua Schools of Economics and Management and of Public Policy and Management. He is also Chairman Emeritus of the Brookings Institution in Washington, D.C. He retired in 2003 as President and a member of the board of The Goldman Sachs Group, Inc. Mr. Thornton is Co-Chair of the Asia Society, and is also a trustee, advisory board member or member of the China Investment Corporation (CIC), King Abdullah University of Science and Technology, McKinsey Advisory Council, Schwarzman Scholars, and the African Leadership Academy. He is also the former Vice Chairman of the Morehouse College Board of Trustees. Mr. Thornton holds an undergraduate degree from Harvard College, a degree in jurisprudence from Oxford University, and a Master’s degree from the Yale School of Management.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2023	81.9%	18.1%

2022	87.4%	12.6%
			Overall Attendance	100%
Other Public Boards During Past Five Years
Lenovo Group Limited AltC Acquisition Corp. Ford Motor Company				(2023 to Present) (2021 to Present) (1996 to Present)
Securities Held as at March 1, 2024
Common Shares(6) DSUs				2,742,127 1,281

   Meets share ownership requirement for Executive Chairman

(6)

As at March 1, 2024, Mr. Thornton owns 1,103,970 Barrick Shares directly, 59,970 Barrick Shares indirectly through a Rollover IRA, and 902,170 Barrick Shares indirectly through Grantor Retained Annuity Trusts. Mr. Thornton also exercises control or direction over 240,565 Barrick Shares held in the names of his wife and children. In addition, 435,452 Barrick Shares are held in family trusts for the benefit of Mr. Thornton’s children and for which his wife is the trustee. Mr. Thornton does not have beneficial interest in or control over these Barrick Shares held in trust.

Barrick Gold Corporation | 2024 Circular	45

Committees of the Board

A significant portion of the Board’s oversight responsibilities is carried out through its three standing committees.

The Board has established three standing committees, each of which is comprised of entirely independent directors and is governed by a written mandate.

Our committee mandates set out the composition requirements of each committee. Each committee mandate also provides a description of the role and responsibilities of the Chair of the committee, which include:

•	providing leadership to the committee and presiding over committee meetings;

•	working with the Chairman and/or Corporate Secretary, as appropriate, to establish the frequency and agendas of committee meetings;

•	facilitating the flow of information to and from the committee and fostering an environment in which committee members may ask questions and express their viewpoints;

•	reporting to the Board with respect to the activities of the committee and any recommendations of the committee; and

•	leading the committee in annually reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate.

The mandate of each of our committees is available on our website at www.barrick.com/about/governance.

The committee mandates authorize each committee to, in its sole discretion, engage external advisors as necessary at the expense of Barrick. Since our last annual meeting, each committee has reviewed its mandate to ensure it reflects the needs of the Company, best practices, and applicable regulatory requirements. All changes to committee mandates from time to time are approved by the ESG & Nominating Committee and the Board.

The following chart sets out the members of the committees as of the date of this Circular.

Committee	Members

Audit & Risk Committee	J. Brett Harvey (Chair), Helen Cai, J. Michael Evans, Anne N. Kabagambe, and Andrew J. Quinn

Compensation Committee	Christopher L. Coleman (Chair), Helen Cai, Isela A. Costantini, Brian L. Greenspun, and J. Brett Harvey

ESG & Nominating Committee	J. Brett Harvey (Acting Chair), Christopher L. Coleman, Brian L. Greenspun, Anne N. Kabagambe, and Loreto Silva

Committee membership rotates periodically. At least once per year, the ESG & Nominating Committee reviews the composition of committees and recommends committee members and chairs to the Board for approval.

46	Barrick Gold Corporation | 2024 Circular

Audit & Risk Committee

The Audit & Risk Committee(1)(2) is comprised of J. Brett Harvey (Chair), Helen Cai, J. Michael Evans, Anne N. Kabagambe, and Andrew J. Quinn. The Audit & Risk Committee supports the Board in fulfilling its oversight responsibilities regarding the financial reporting process and the quality, transparency, and integrity of the Company’s financial statements and other related public disclosure; the Company’s internal controls over financial reporting; the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; the external auditor’s qualifications and independence; the performance of the business assurance function and the external auditor; the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks; and the Company’s financial structure and investment and financial risk management programs generally. For more information on the Audit & Risk Committee, please refer to the section entitled “Audit & Risk Committee” in our Annual Information Form for the year ended December 31, 2023.

Key Activities and Accomplishments for 2023

The activities described below were undertaken by the Audit & Risk Committee in 2023.

Financial Reporting

•   Reviewed and recommended for Board approval the Company’s quarterly and year-end financial statements prepared in accordance with IFRS and related management’s discussion and analysis

•   Reviewed the Company’s disclosure controls and procedures

•   Reviewed the Company’s climate-related disclosure in line with the recommendations of the TCFD and received updates on new climate disclosure proposals issued by Canadian and U.S. securities regulators and the International Sustainability Standards Board

Oversight of Control Functions

•   Monitored the Company’s internal control framework, the effectiveness of key controls, and the status of related corrective actions

•   Oversaw the Company’s risk management process and major financial risks and financial reporting procedures and processes, including mine closure planning, insurance strategies, information technology integration, and cybersecurity measures and recovery plans, all as they relate to internal control over financial reporting

•   Monitored the effectiveness of the Business Assurance function and reviewed and approved the annual internal audit plan

•   Reviewed and assessed internal audit reports from the Business Assurance function

Audit Planning Report and Conduct of Audit

•   Approved the external auditor’s audit planning report and fees and oversaw the conduct of its audit, which included the auditor’s opinion on the effectiveness of the Company’s internal controls over financial reporting

•   Assessed the effectiveness of the external auditors

•   Approved the timeline, process, and criteria to be used by the Company to conduct an external audit tender process and to evaluate and select the audit service firms invited to participate in the tender process

•   Recommended the reappointment of PwC as the Company’s external auditor following a thorough review and evaluation of the audit services firms participating in the tender process

Administered Auditor Services Policy

•   Oversaw the Audit Services Policy, which requires the pre-approval of services performed by our auditor. The Audit Services Policy specifies the scope of services permitted to be performed by the auditor to ensure its independence is not compromised. All services provided by our auditor in 2023 were approved by the Audit & Risk Committee pursuant to the Audit Services Policy

Finance Structure and Enterprise Resource Planning

•   Received regular reports and monitored initiatives to streamline our finance processes and integrate financial reporting across the Company, including through the Company’s SAP enterprise resource planning and reporting platform now implemented across all regions

Compliance and Regulatory Matters

•   Reviewed the Company’s Code of Business Conduct and Ethics, which is the cornerstone of Barrick’s Business Integrity and Ethics program, to reflect best practices and ensure that Barrick continues to hold itself to the highest standards of ethical business conduct

•   Reviewed updates to the Company’s Anti-Bribery and Anti-Corruption Policy to strengthen oversight and clarify pre-approval requirements

•   Reviewed regular reports on compliance with our Code of Business Conduct and Ethics, Anti-Fraud Policy, and Anti-Bribery and Anti-Corruption Policy and actions taken to monitor and enforce compliance

•   Reviewed the Company’s Business Integrity and Ethics plan and progress of the plan throughout the year, including key training and reporting updates

•   Monitored correspondence with regulators and legal and regulatory developments relevant to financial reporting having an impact on the Company’s business and operations

•   Reviewed the Company’s report on payments to governments under Canada’s Extractive Sector Transparency Measures Act

•   Reviewed the Company’s tax accounting process and Tax Policy which sets global standards for managing tax matters including with respect to transparency and disclosure

•   Reviewed the status of significant litigation

Barrick Gold Corporation | 2024 Circular	47

Enterprise Risk Management

•   Reviewed and assessed reports on the Company’s processes relating to enterprise risk management, including financial, regulatory, strategic, and operational risks

•   Reviewed regular reports on the Company’s management of key risks, including through the update of the Company-wide risk register which reflects key risks at the enterprise and regional levels, including new, emerging, and long-term risks. Particular attention was paid to gaining an improved understanding of enterprise-level risks such as geopolitical risks, operational risks, health and safety risks, tax risks, capital project execution risks, joint venture risks, and risks associated with Barrick’s digital environment, including cybersecurity

•   Evaluated significant risk mitigation programs such as Barrick’s anti-corruption program, tailings storage facility stewardship program, insurance program, and the Company’s cyber strategy and approach to managing cybersecurity risks

•   Received an in-depth briefing from the Vice-President, Group Information Technology on the Company’s cybersecurity strategy, including with respect to ongoing improvements to Barrick’s cybersecurity capabilities and enhancements to end-user security as well as training initiatives and penetration testing. In addition, the Committee received briefings from the Senior Vice-President, Business Assurance, Risk and Business Integrity on cybersecurity risks and mitigation strategies at every meeting

Liquidity Management

•   Reviewed and assessed reports on the Company’s financial plan to ensure its adequacy and soundness in relation to its operational and capital plans

•   Evaluated and renewed the Company’s share buyback program

•   Oversaw the Company’s performance dividend policy

•   Reviewed the Company’s liability management strategy

Financial Risk Management	• Provided oversight of the Company’s significant financial risk management strategies

Notes to Committee Membership:

(1)

All members of the Committee are financially literate and at least one member has accounting or related financial management expertise. Members of the Audit & Risk Committee may not serve on more than two other public company audit committees without Board approval. No member of the Audit & Risk Committee currently serves on the audit committee of more than two other publicly-traded companies.

(2)

The Board has determined that Messrs. Harvey and Evans and Ms. Cai are each an “audit committee financial expert” as defined by the SEC rules. The rules adopted by the SEC indicate that the designation of such individuals as audit committee financial experts will not deem them to be “experts” for any purpose or impose any duties, obligations, or liability on them that are greater than those imposed on other members of the Audit & Risk Committee and Board who do not carry this designation.

48	Barrick Gold Corporation | 2024 Circular

Compensation Committee

The Compensation Committee is comprised of Christopher L. Coleman (Chair), Helen Cai, Isela A. Costantini, Brian L. Greenspun, and J. Brett Harvey. The Compensation Committee supports the Board in monitoring, reviewing, and approving compensation policies and practices and administering share compensation plans. It designs and drives the core components of Barrick’s compensation programs and practices. As the steward of our pay-for-performance philosophy, the Compensation Committee also establishes performance metrics that drive the creation of long-term shareholder value. For further detail about the role and responsibilities of the Compensation Committee, see “2023 Compensation of Named Executive Officers – Compensation Governance and Oversight – Barrick’s Compensation Governance Process – Role of the Compensation Committee” on page 84.

Key Activities and Accomplishments for 2023

The activities described below were undertaken by the Compensation Committee in 2023.

Shareholder Engagement	• Reflected shareholder feedback on the approach to compensation, including our Long-Term Company Scorecard, Global Peer Group, Partnership Plan, and our approach to human capital management

2023 Global Peer Group	• Reviewed the Global Peer Group and determined that it remains appropriate. Newcrest Mining Limited was removed from the 2023 Global Peer Group following its acquisition by Newmont Corporation

Refined Executive Compensation Framework

•   Reviewed and refined the API Scorecards to increase the linkage of payouts to Company performance

•   Reviewed and refined the Long-Term Company Scorecard to enhance the linkage of LTI to returns from 15% to 50% (as assessed by Relative TSR and ROCE), and tied 30% of LTI to Barrick’s clear and proven growth strategy (as assessed by Strategic Execution and Reserve Replacement measures)

•   Reviewed and revised the Relative TSR peer group from the MSCI World Metals and Mining Index (MSCI Index) to the VanEck Gold Miners ETF (GDX) to enable a more direct comparison of Barrick’s performance to other global gold mining companies

Approved Executive Compensation

•   Reviewed the President and Chief Executive Officer’s recommendations and recommended approval of API opportunities and payouts for the Partners who comprise our Executive Committee

•   Evaluated 2023 and multi-year trending performance and recommended approval of PGSU awards for our Executive Committee

•   After considering Barrick’s three-year relative and absolute TSR performance versus the MSCI World Metals and Mining Index (which was completed in consultation with the Lead Director), determined and recommended to the independent directors the 2023 compensation of the Chairman (for his services as Executive Chairman in 2023) for approval

•   After considering the Chairman’s performance evaluation of the President and Chief Executive Officer, determined and recommended to the independent directors the 2023 compensation of the President and Chief Executive Officer for approval

•   Approved the 2023 Report on Director Compensation and Equity Ownership and Compensation Discussion & Analysis

Governance

•   Reviewed the results of an updated compensation risk assessment completed by WTW (formerly known as Willis Towers Watson), which confirmed that Barrick’s executive compensation plans and programs do not encourage unnecessary and excessive risk-taking and do not create significant risks that are reasonably likely to have a material adverse effect on Barrick

•   Evaluated Barrick’s executive compensation program against market practices observed from the Global Peer Group, best practices, and the policies of proxy advisory firms

•   Reviewed the SEC’s final rule related to the recoupment of incentive compensation and approved the Executive Officer Recovery Policy

Barrick Gold Corporation | 2024 Circular	49

ESG & Nominating Committee

We believe that our company-wide focus on ESG management is one of our core competitive advantages in the global competition to be the partner of choice for host communities and to attract investment and human capital. To underscore the important role of the Corporate Governance and Nominating Committee in overseeing our environmental, safety and health, corporate social responsibility, and human rights programs, policies and performance, we renamed the Corporate Governance & Nominating Committee as the “Environmental, Social, Governance & Nominating Committee” in February 2022. We believe that this change in the committee’s name better reflects the breadth of its responsibilities and highlights the important role that this committee plays in overseeing Barrick’s sustainability culture.

The ESG & Nominating Committee is comprised of J. Brett Harvey (Acting Chair), Christopher L. Coleman, Brian L. Greenspun, Anne N. Kabagambe, and Loreto Silva. The ESG & Nominating Committee supports the Board in establishing the Company’s corporate governance policies and practices, identifying individuals qualified to become directors, reviewing the composition of the Board and its committees, and overseeing the Company’s environmental, safety and health, corporate social responsibility, and human rights programs, policies and performance. The Committee monitors developments and emerging best practices as well as the overall effectiveness of Barrick’s corporate governance practices. In addition, the Committee is responsible for overseeing the orientation and continuing education program for directors. For 2023, the Committee was responsible for conducting an annual performance evaluation of the Executive Chairman in consultation with the Lead Director.

Key Activities and Accomplishments for 2023

The activities described below were undertaken by the ESG & Nominating Committee in 2023.

Board Renewal and Diversity

•   Reviewed the Company’s progress toward achieving the objectives of the Diversity Policy, including the Company’s successful achievement of its target for women to represent at least 30% of directors by the end of 2022

•   Reviewed the Company’s disclosure of the number and proportion of directors who self-identify as racially and/or ethnically diverse

•   The Lead Director and Acting ESG & Nominating Committee Chair led the annual director evaluation process for 2023 and reviewed the full results with the Committee and key findings with the Board in early 2024

Governance

•   In conjunction with the Compensation Committee, oversaw the implementation of our shareholder engagement strategy that included governance and sustainability-focused meetings among the Lead Director, the Chair of the Compensation Committee, and significant shareholders in early 2024; meetings held throughout 2023 among the Group Sustainability Executive and significant shareholders and leading ESG ratings firms to discuss the Company’s sustainability vision and policies; Barrick’s annual Sustainability Day presentation for significant investors, leading ESG ratings firms and key analysts in the summer of 2023; Barrick’s Growth Webinar in the fall of 2023; and quarterly results presentations hosted by the President and Chief Executive Officer and other members of the senior leadership team in live and virtual formats

•   Received regular updates on shareholder engagement activities and considered the implications of shareholder feedback on Barrick’s governance practices and initiatives

•   Considered the composition of the Board’s three standing Committees and recommended that Anne Kabagambe be appointed to the ESG & Nominating Committee and that Isela Costantini be appointed to the Compensation Committee

Oversight of Sustainability Matters

•   Received detailed reports at each meeting from the President and Chief Executive Officer on the Company’s health and safety, environmental, and corporate social responsibility performance. Each quarter the Committee received, for each region and mine site, a report including detailed health and safety analyses and statistics, information on reportable environmental incidents and environmental permitting matters including water and waste management, climate matters, and GHG emissions and progress towards the Company’s science-based GHG emissions reduction targets, updates on the Company’s tailings facilities management and closure management strategies, an overview of community engagement initiatives and human rights matters, workforce safety, and a summary of key matters discussed with the Group Sustainability Executive, regional Chief Operating Officers and other executives at the E&S Committee meetings chaired by the President and Chief Executive Officer

•   Reviewed and recommended that the Board approve the Company’s Tailings Management Policy under the GISTM and related technical disclosures with respect to “Extreme” and “Very High” consequence sites

•   Monitored the management of significant matters affecting our license to operate, including environmental, workplace, and human rights and social issues across the Company including in Tanzania and Pakistan

•   Reviewed Barrick’s progress toward increasing workforce diversity in line with the Company’s sustainability strategy by prioritizing local hiring and supporting gender diversity through the recruitment, training, and development of women at all levels of the organization

•   Reviewed the 2022 Sustainability Report including the Sustainability Scorecard

50	Barrick Gold Corporation | 2024 Circular

Meeting Attendance

We expect directors to make every reasonable effort to attend all meetings of the Board and committees of which they are members and the annual meeting of shareholders. Directors may participate by phone or video conference if they cannot attend in person. Subject to extenuating circumstances, directors are expected to attend a minimum of 75% of all Board and committee meetings. All directors satisfied this requirement in 2023. The table below summarizes the number of Board and committee meetings attended by our director nominees from January 1, 2023 to December 31, 2023. The directors’ attendance records are also included in the director profiles under “Directors” beginning on page 40.

Meeting Attendance of Director Nominees

Director	Board Meetings	Committee Meetings			Total Board and Committee Meetings to December 31, 2023
		Audit & Risk	Compensation	ESG & Nominating

J.L. Thornton	4/4 100%	-	-	-	4 of 4 100%

M. Bristow	4/4 100%	-	-	-	4 of 4 100%

H. Cai	4/4 100%	4/4 100%	7/7 100%	-	15 of 15 100%

G.A. Cisneros(1)	4/4 100%	-	6/7 86%	5/5 100%	15 of 16 94%

C.L. Coleman	4/4 100%	-	7/7 100%	5/5 100%	16 of 16 100%

I.A. Costantini(2)	4/4 100%	-	3/3 100%	-	7 of 7 100%

B.L. Greenspun	4/4 100%	-	7/7 100%	5/5 100%	16 of 16 100%

J.B. Harvey	4/4 100%	4/4 100%	7/7 100%	-	15 of 15 100%

A.N. Kabagambe(3)	4/4 100%	4/4 100%	-	2/2 100%	10 of 10 100%

A.J. Quinn	4/4 100%	4/4 100%	-	-	8 of 8 100%

L. Silva	4/4 100%	-	-	5/5 100%	9 of 9 100%

(1)	Mr. Cisneros passed away on December 29, 2023.

(2)	Ms. Costantini became a member of the Compensation Committee on May 2, 2023.

(3)	Ms. Kabagambe became a member of the ESG & Nominating Committee on May 2, 2023.

Meeting Attendance of Directors Not Standing for Re-Election

Director	Board Meetings	Committee Meetings			Total Board and Committee Meetings to December 31, 2023
		Audit & Risk	Compensation	ESG & Nominating

J.M. Evans(1)	4/4 100%	4/4 100%	-	-	8 of 8 100%

(1)	Mr. Evans will retire from the Board at the Meeting.

Barrick Gold Corporation | 2024 Circular	51

Report on Director Compensation and Equity Ownership

Overall Objectives of the Director Compensation Program

As a voice of all owners, and as owners themselves, our directors are compensated for their oversight, accountability, and stewardship of the Company.

The following sections provide an overview of our director compensation program, including how compensation is delivered to our Chairman (including the legacy compensation arrangements in connection with his prior capacity as Executive Chairman) and the other non-executive directors, as well as their share ownership requirements. The term “non-executive directors” in this Circular refers to those directors who are not officers or employees of the Company.

Chairman Compensation Structure

Legacy Executive Chairman Compensation Structure

Compensation earned by the Executive Chairman for 2023 prior to his transition to Chairman effective February 13, 2024 was determined with reference to the compensation framework designed in 2020 to ensure that Executive Chairman compensation was commensurate with his role as the Chairman of the Board as well as his ongoing involvement and contribution to Barrick as an executive of the Company.

The 2020 compensation framework for the Executive Chairman was designed in keeping with our core design principles of simplicity, transparency, pay-for-performance, and shareholder alignment. The core components of this compensation framework included: (a) an annual base salary of $2,500,000; (b) eligibility for an annual LTI award up to a maximum opportunity of 175% of base salary with payout 100% linked to Barrick’s relative TSR performance versus the MSCI Index over a three-year lookback period (with at least 60% of any LTI award to be delivered in After-Tax Shares that are subject to market-leading holding requirements and clawback); (c) annual Company contributions to the Executive Retirement Plan equal to 15% of base salary; and (d) other benefits and perquisites including health, dental, life, disability, and accidental death and dismemberment coverage. Under this compensation framework, LTI was only awarded if Barrick outperforms the median TSR of the MSCI Index and even if Barrick outperformed the median TSR of the MSCI Index, the award is capped at 50% of maximum if Barrick does not deliver positive total shareholder returns over the same three-year performance period. Because Barrick’s relative TSR performance at December 31, 2023 was below the median of the MSCI Index over the three-year lookback period, no LTI was awarded for 2023. Please see “2023 Compensation of the Executive Chairman” for further details.

In furtherance of our commitment to thoughtful and deliberate corporate governance and having regard to the specific needs of the business, the duties of the Board, and the best interests of the Company’s shareholders, the Executive Chairman determined that the transition to a Chairman role effective February 13, 2024 under a more traditional governance structure will best position Barrick for its next phase of growth.

Non-Executive Director Compensation Structure

The Compensation Committee oversees director compensation and periodically reviews the appropriateness of the compensation arrangements for our non-executive directors to ensure competitiveness.

In the first quarter of 2019, following the completion of the Merger, the Compensation Committee reviewed the non-executive director compensation structure with advice from its independent compensation consultant, WTW. The objectives of the review included (1) ensuring that the compensation levels support the attraction and retention of highly qualified and diverse board members, and (2) ensuring that the compensation levels are commensurate with the increased demands on the non-executive directors following the reconstitution and streamlining of the committees of the Board. As part of this review, WTW provided benchmarking data from Barrick’s Global Peer Group and data from other international mining and general industry companies, with a particular focus on those in Canada and the United States. Following this review, on May 7, 2019, the Compensation Committee recommended, and the Board approved the following non-executive director compensation arrangements, which are applicable to all non-executive directors who were on the Board when the change was approved, effective as of January 1, 2019. No changes were made to non-executive director compensation in 2023. Directors who are officers of the Company, including the President and Chief Executive Officer, do not receive any compensation for their services as directors.

52	Barrick Gold Corporation | 2024 Circular

Type of Fee	Amount
Annual Retainer Retainers are paid in four installments following the end of each quarter of service as a Board member. Directors are required to receive at least $175,000 (approximately 64%) of their annual director retainer in the form of DSUs. All directors have the option to elect to receive up to 100% of their annual retainer in DSUs or in cash to purchase Barrick Shares that cannot be sold, transferred, or otherwise disposed of until the director leaves the Board.	$275,000
Committee and Other Fees Directors receive additional committee fees that are paid quarterly in cash.
Audit & Risk Committee Chairperson Member	$40,000 $20,000
Compensation Committee Chairperson Member	$40,000 $20,000
ESG & Nominating Committee Chairperson Member	$25,000 $15,000
Lead Director	$50,000
Meeting Fees	N/A

No Other Compensation

Non-executive directors do not receive any cash incentive compensation or pension benefits. Since 2004, DSUs have been the only form of equity awards granted to non-executive directors.

Non-Executive Director Equity Awards

Deferred Share Unit Plan

Each DSU is a share unit that is equal in value to a Barrick Share and is fully vested upon grant, but is not paid out until the director leaves the Board. Following a director’s departure from the Board, the director may elect, at any time up to the end of the calendar year, to have his or her DSUs redeemed for cash based on the value of Barrick Shares on a redemption date subsequent to his or her notice of resignation from the Board.

Director Stock Options

Non-executive directors of the Company have not received options since 2003. The Stock Option Plan (2004) (the 2004 Plan) specifically excludes non-executive directors from receiving options under the 2004 Plan. No current director of the Company owns any options.

Director Share Ownership Requirements

In order to drive emotional and financial ownership among our directors, Barrick requires directors to own Barrick Shares and/or DSUs having a minimum value established by the Board. Barrick Shares held in trust are counted towards the fulfillment of the minimum share ownership requirement. The minimum share ownership requirements are as follows:

•

Executive Chairman: Prior to the transition to the Chairman role effective February 13, 2024, the Executive Chairman was required to hold Barrick Shares and/or DSUs worth a total value of at least four times his annual pre-tax salary and he had three years from the date of his appointment to fulfill the share ownership requirement.

•	Chairman: Following the transition to the Chairman role effective February 13, 2024, the Chairman is required to hold at least three times his annual retainer worth of Barrick Shares and/or DSUs.

•

Non-executive directors: Each non-executive director is required to hold at least three times his or her annual Board retainer worth of Barrick Shares and/or DSUs and has five years from the date of his or her initial election or appointment to fulfill the share ownership requirement.

The minimum share ownership requirement for the Chairman and non-executive directors is evaluated annually on December 31 and is subject to a grace period whereby if the market value of a director’s equity interest in the Company falls below the minimum share ownership requirement due to a significant decrease in the price of Barrick Shares, such director will have two years from the end of the fiscal quarter in which the value first fell below the minimum requirement to once again meet the requirement.

As at December 31, 2023, except as set out below, all of the directors have met their share ownership requirements:

•	Ms. Kabagambe, who was appointed to the Board in November 2020, has until November 4, 2025 to meet her share ownership requirement;

•	Ms. Cai, who was appointed to the Board in November 2021, has until November 3, 2026 to meet her share ownership requirement; and

Barrick Gold Corporation | 2024 Circular	53

•	Ms. Costantini, who was appointed to the Board in November 2022, has until November 2, 2027 to meet her share ownership requirement.

The following table provides details of the share ownership of our directors, other than Dr. Bristow, whose share ownership requirements are disclosed under “2023 Compensation of Named Executive Officers – Managing Compensation Risks – NEO Share Ownership Requirements” beginning on page 89.

Share Ownership of Directors

Name	Date	Value of Barrick Shares (# of Barrick Shares)	Value of DSUs (# of DSUs)	Total Value of Barrick Shares and DSUs(1) (# of Barrick Shares and DSUs)	Value as Multiple of Retainer or Salary as at December 31, 2023	Share Ownership Requirement Met as at December 31, 2023 (✓)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
John L. Thornton(2)	December 31, 2023	$49,605,077 (2,742,127)	$23,173 (1,281)	$49,628,251 (2,743,408)	19.9x	✓
	March 1, 2024	$40,967,377 (2,742,127)	$19,138 (1,281)	$40,986,516 (2,743,408)
Helen Cai	December 31, 2023	Nil (Nil)	$625,570 (34,581)	$625,570 (34,581)	2.3x	N/A
	March 1, 2024	Nil (Nil)	$516,640 (34,581)	$516,640 (34,581)
Christopher L. Coleman	December 31, 2023	$2,194,932 (121,334)	$1,416,248 (78,289)	$3,611,180 (199,623)	13.1x	✓
	March 1, 2024	$1,812,730 (121,334)	$1,169,638 (78,289)	$2,982,368 (199,623)
Isela A. Costantini	December 31, 2023	Nil (Nil)	$343,710 (19,000)	$343,710 (19,000)	1.2x	N/A
	March 1, 2024	Nil (Nil)	$283,860 (19,000)	$283,860 (19,000)
J. Michael Evans	December 31, 2023	Nil (Nil)	$2,867,934 (158,537)	$2,867,934 (158,537)	10.4x	✓
	March 1, 2024	Nil (Nil)	$2,368,543 158,537	$2,368,543 158,537
Brian L. Greenspun	December 31, 2023	$564,137 (31,185)	$2,422,559 (133,917)	$2,986,695 (165,102)	10.9x	✓
	March 1, 2024	$465,904 (31,185)	$2,000,720 (133,917)	$2,466,624 (165,102)
J. Brett Harvey	December 31, 2023	$527,776 (29,175)	$3,489,362 (192,889)	$4,017,138 (222,064)	14.6x	✓
	March 1, 2024	$435,875 (29,175)	$2,881,762 (192,889)	$3,317,636 (222,064)
Anne N. Kabagambe	December 31, 2023	$105,754 (5,846)	$568,605 (31,432)	$674,359 (37,278)	2.5x	N/A
	March 1, 2024	$87,339 (5,846)	$469,594 (31,432)	$556,933 (37,278)
Andrew J. Quinn	December 31, 2023	$1,311,181 (72,481)	$1,416,248 (78,289)	$2,727,429 (150,770)	9.9x	✓
	March 1, 2024	$1,082,866 (72,481)	$1,169,638 (78,289)	$2,252,504 (150,770)
Loreto Silva	December 31, 2023	Nil (Nil)	$977,059 (54,011)	$977,059 (54,011)	3.6x	✓
	March 1, 2024	Nil (Nil)	$806,924 (54,011)	$806,924 (54,011)

(1)	The values of Barrick Shares and DSUs are based on the closing price of Barrick Shares on the NYSE as at December 29, 2023 ($18.09), the last trading day in 2023, and March 1, 2024 ($14.94).

(2)

Mr. Thornton’s share ownership as at December 31, 2023 was assessed as a multiple of his 2023 salary. Mr. Thornton’s share ownership as at March 1, 2024 was assessed as a multiple of his annual retainer. As at March 1, 2024, Mr. Thornton owns 1,103,970 Barrick Shares directly, 59,970 Barrick Shares indirectly through a Rollover IRA, and 902,170 Barrick Shares indirectly through Grantor Retained Annuity Trusts. Mr. Thornton also exercises control or direction over 240,565 Barrick Shares held in the names of his wife and children. In addition, 435,452 Barrick Shares are held in family trusts for the benefit of Mr. Thornton’s children and for which his wife is the trustee. Mr. Thornton does not have beneficial interest in or control over these Barrick Shares held in trust.

54	Barrick Gold Corporation | 2024 Circular

Director Compensation Summary for 2023

The following table provides details of the compensation for Barrick’s directors during 2023, other than Dr. Bristow, whose compensation is disclosed in “2023 Compensation of Named Executive Officers – Summary Compensation Table” on page 94 and who received no additional compensation as a result of his service as a director of Barrick.

Director Compensation Table for the Year Ended December 31, 2023(1)

Name	2023 Committee Memberships	Fees Earned(2)	Share-Based Awards(2)	Option-Based Awards	All Other Compensation	Total Compensation
(a)	(b)	(c)	(d)	(e)	(f)	(g)

John L. Thornton(3)	Executive Chairman	Nil	Nil	Nil	$2,913,976	$2,913,976

Helen Cai(4)	Audit & Risk; Compensation	$40,000	$275,000	Nil	Nil	$315,000

Gustavo A. Cisneros(5)	ESG&N (Chair); Compensation	$112,011	$206,250	Nil	Nil	$318,261

Christopher L. Coleman(6)	Compensation (Chair); ESG&N	$55,000	$275,000	Nil	Nil	$330,000

Isela A. Costantini(7)	Compensation	$13,297	$275,000	Nil	Nil	$288,297

J. Michael Evans(8)	Audit & Risk	$20,000	$275,000	Nil	Nil	$295,000

Brian L. Greenspun(9)	Compensation; ESG&N	$35,000	$275,000	Nil	Nil	$310,000

J. Brett Harvey(10)	Lead Director; Audit & Risk (Chair); Compensation	$110,000	$275,000	Nil	Nil	$385,000

Anne N. Kabagambe(11)	Audit & Risk; ESG&N	$129,973	$175,000	Nil	Nil	$304,973

Andrew J. Quinn(12)	Audit & Risk	$20,000	$275,000	Nil	Nil	$295,000

Loreto Silva(13)	ESG&N	$15,000	$275,000	Nil	Nil	$290,000

(1)	Compensation for non-executive directors is paid in U.S. dollars.

(2)

Figures shown in the Fees Earned column reflect the portion of the annual retainer paid in the form of cash, as well as additional retainers paid to certain directors in cash, as described in “Non-Executive Director Compensation Structure” on page 52. Figures in the Share-Based Awards column reflect the portion of the annual retainer paid in the form of DSUs. Ms. Cai, Costantini, and Silva and Messrs. Cisneros, Coleman, Evans, Greenspun, Harvey, and Quinn elected to receive 100% of the director retainer in DSUs. Ms. Kabagambe elected to receive the mandated portion of the director retainer in DSUs, equivalent to approximately 64%. See the “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2023” table on page 57 for the total value realized upon vesting of the DSUs awarded to directors for their services as directors for 2023.

(3)

Mr. Thornton received a salary of $2,500,000, a pension contribution equal to 15% of his salary ($375,000), and benefits and perquisites of $38,976 comprised of accidental death and dismemberment coverage, executive disability premiums, a club membership, transportation, and hotels for his services as Executive Chairman in 2023 as disclosed under “All Other Compensation” in the table above. Mr. Thornton’s compensation reflects his role and responsibilities as Executive Chairman of Barrick in 2023. For more information, please see “2023 Compensation of the Executive Chairman” on page 107. Mr. Thornton transitioned from Executive Chairman to Chairman effective February 13, 2024.

(4)	Ms. Cai received a fee of $20,000 for her membership on the Compensation Committee and $20,000 for her membership on the Audit & Risk Committee.

(5)

Mr. Cisneros received a fee of $24,864 for his role as the Chair of the ESG & Nominating Committee and $19,891 for his membership on the Compensation Committee. Mr. Cisneros received $67,255 of the annual retainer related to his services as director of the Board from October 1, 2023 to December 29, 2023 in cash. Mr. Cisneros passed away on December 29, 2023.

(6)	Mr. Coleman received a fee of $40,000 for his role as the Chair of the Compensation Committee and $15,000 for his membership on the ESG & Nominating Committee.

(7)	Ms. Costantini received a prorated fee of $13,297 for her membership on the Compensation Committee from May 2, 2023 to December 31, 2023.

(8)	Mr. Evans received a fee of $20,000 for his membership on the Audit & Risk Committee. Mr. Evans will retire from the Board at the Meeting.

(9)	Mr. Greenspun received a fee of $15,000 for his membership on the ESG & Nominating Committee and $20,000 for his membership on the Compensation Committee.

(10)

Mr. Harvey received a fee of $40,000 for his role as Chair of the Audit & Risk Committee, a fee of $20,000 for his membership on the Compensation Committee, and a fee of $50,000 for his role as the Lead Director.

(11)

Ms. Kabagambe received a fee of $20,000 for her membership on the Audit & Risk Committee and a prorated fee of $9,973 for her membership on the ESG & Nominating Committee from May 2, 2023 to December 31, 2023.

(12)	Mr. Quinn received a fee of $20,000 for his membership on the Audit & Risk Committee.

(13)	Ms. Silva received a fee of $15,000 for her membership on the ESG & Nominating Committee.

Barrick Gold Corporation | 2024 Circular	55

Aggregate Option Exercises During Financial Year Ended December 31, 2023

None of our directors have outstanding stock options.

Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2023

The following table provides information for all unvested share-based awards and all option awards outstanding as at December 31, 2023 for directors other than Dr. Bristow, whose awards are disclosed in “2023 Compensation of Named Executive Officers –Incentive Plan Award Tables – Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2023” on page 97.

	Option Awards				Share-Based Awards(1)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- the-Money Options or Similar Instruments	Number of Shares or Units That Have Not Vested	Market or Payout Value of Share- Based Awards That Have Not Vested	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

John L. Thornton(3)	Nil				Nil		$23,173

Helen Cai	Nil				Nil		$625,570

Gustavo A. Cisneros(4)	Nil				Nil		$3,983,002

Christopher L. Coleman	Nil				Nil		$1,416,248

Isela A. Costantini	Nil				Nil		$343,710

J. Michael Evans	Nil				Nil		$2,867,934

Brian L. Greenspun	Nil				Nil		$2,422,559

J. Brett Harvey	Nil				Nil		$3,489,362

Anne N. Kabagambe	Nil				Nil		$568,605

Andrew J. Quinn	Nil				Nil		$1,416,248

Loreto Silva	Nil				Nil		$977,059

(1)

Non-executive directors are awarded DSUs which vest immediately upon grant but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. See the “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2023” table on the next page for information on the DSUs awarded to directors in 2023.

(2)

The amounts shown in column (h) are the value of the total number of DSUs held by each director as at December 31, 2023, multiplied by the closing price of Barrick Shares on the NYSE on December 29, 2023 ($18.09), the last trading day in 2023.

(3)

Mr. Thornton’s vested share-based awards that have yet to be paid out or distributed include 1,059 DSUs and 222 DSU dividend equivalents that he received for his service as an independent director of the Board from February 15, 2012 to June 5, 2012.

(4)	Mr. Cisneros passed away on December 29, 2023. Mr. Cisneros’ DSUs were redeemed effective January 8, 2024.

56	Barrick Gold Corporation | 2024 Circular

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2023

The following table provides information for each of the directors, other than Dr. Bristow, whose awards are disclosed in “2023 Compensation of Named Executive Officers – Incentive Plan Award Tables – Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2023” on page 98, on the value realized upon vesting of share-based awards during the year ended December 31, 2023.

Name (a)	Option-Based Awards – Value Vested During the Year(1) (b)	Share-Based Awards – Value Vested During the Year(2) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (d)

John L. Thornton(3)	Nil	$505	Nil

Helen Cai(4)	Nil	$284,590	Nil

Gustavo A. Cisneros(5)	Nil	$290,488	Nil

Christopher L. Coleman(6)	Nil	$301,819	Nil

Isela A. Costantini(7)	Nil	$278,448	Nil

J. Michael Evans(8)	Nil	$333,452	Nil

Brian L. Greenspun(9)	Nil	$323,747	Nil

J. Brett Harvey(10)	Nil	$346,993	Nil

Anne N. Kabagambe(11)	Nil	$184,818	Nil

Andrew J. Quinn(12)	Nil	$301,819	Nil

Loreto Silva(13)	Nil	$292,249	Nil

(1)	No directors had outstanding options as at December 31, 2023.

(2)

For all directors except Mr. Thornton, the figures shown represent all DSUs awarded that vested in 2023. In 2023, Ms. Cai, Costantini, and Silva and Messrs. Cisneros, Coleman, Evans, Greenspun, Harvey, and Quinn elected to receive 100% of the director retainer in DSUs. Ms. Kabagambe elected to receive the mandated portion of the director retainer in DSUs, equivalent to approximately 64%. For Mr. Thornton, the figure shown reflects the DSU dividend equivalents credited to his account based on the DSUs that he received for his service as an independent director of the Board from February 15, 2012 to June 5, 2012. Because DSUs vest immediately upon issuance, the value of DSUs that vested in 2023 is determined by multiplying the number of DSUs issued to each director in the year by the closing price of Barrick Shares on the NYSE on the applicable date of issuance.

(3)	Mr. Thornton’s share-based awards include 30 DSU dividend equivalents.

(4)	Ms. Cai’s share-based awards include 16,215 DSUs and 565 DSU dividend equivalents.

(5)	Mr. Cisneros’ share-based awards include 12,438 DSUs and 4,971 DSU dividend equivalents.

(6)	Mr. Coleman’s share-based awards include 16,215 DSUs and 1,582 DSU dividend equivalents.

(7)	Ms. Costantini’s share-based awards include 16,215 DSUs and 203 DSU dividend equivalents.

(8)	Mr. Evans’ share-based awards include 16,215 DSUs and 3,449 DSU dividend equivalents.

(9)	Mr. Greenspun’s share-based awards include 16,215 DSUs and 2,877 DSU dividend equivalents.

(10)	Mr. Harvey’s share-based awards include 16,215 DSUs and 4,248 DSU dividend equivalents.

(11)	Ms. Kabagambe’s share-based awards include 10,318 DSUs and 579 DSU dividend equivalents.

(12)	Mr. Quinn’s share-based awards include 16,215 DSUs and 1,582 DSU dividend equivalents.

(13)	Ms. Silva’s share-based awards include 16,215 DSUs and 1,018 DSU dividend equivalents.

Barrick Gold Corporation | 2024 Circular	57

Compensation Discussion & Analysis

The Board recommends a vote FOR the approval of the advisory vote on executive compensation.

An authentic partnership culture is Barrick’s most distinctive and sustainable competitive advantage. We are a Company of Owners who take responsibility, hold each other accountable, work with a sense of urgency, and always seek to improve.

Overview of our Executive Compensation Program

Compensation at Barrick rewards execution of our over-arching vision: to be the world’s most valued gold and copper mining business by finding, developing, and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners. In keeping with our partnership culture, we have created a compensation system in consultation with our shareholders that is designed to drive deep emotional and financial ownership among our NEOs, now and over the long-term. This has helped reinvigorate the partnership culture that drove Barrick’s early success. Our leaders are not merely aligned with owners – they are owners. Key highlights of our compensation system, which was designed with input gained from extensive annual consultation with our shareholders since 2014, are summarized below:

✓	A significant portion of executive compensation is long-term in nature, in the form of Barrick Shares or units that convert into Barrick Shares.

✓	Leaders are subject to market-leading share ownership requirements.

✓	Performance is evaluated based on short-term and long-term measures chosen to drive the highest levels of performance and execution, and disclosed to our shareholders in advance of each year.

✓	We aim to attract, retain, and motivate exceptional talent.

The following sections provide an overview of our approach to compensation for our 2023 NEOs (including the refinements to the API Scorecard and the Long-Term Company Scorecard made in response to shareholder feedback and governance best practices), the compensation decisions that we made based on performance, as well as the processes and safeguards we have in place to ensure that our compensation programs do not encourage unnecessary and excessive risk-taking.

2023 Compensation of Named Executive Officers

Our NEOs participate in Barrick’s Partnership Plan, which provides eligibility for the API Program, the PGSU Plan, and the Change in Control Plan. Our NEOs are also subject to market-leading share ownership requirements, which reflects a deep commitment to long-term ownership at the heart of our partnership culture.

2023 Named Executive Officers

This Circular reports the compensation paid to our NEOs in 2023:

D. Mark Bristow	President and Chief Executive Officer

Graham P. Shuttleworth	Senior Executive Vice-President, Chief Financial Officer

Kevin J. Thomson	Senior Executive Vice-President, Strategic Matters

Mark F. Hill	Chief Operating Officer, Latin America and Asia Pacific

Sebastiaan Bock	Chief Operating Officer, Africa and Middle East

2023 Executive Compensation Review

As disclosed in the 2023 Circular, in advance of the fifth anniversary of Barrick’s transformational Merger with Randgold, the Compensation Committee undertook a comprehensive review of Barrick’s executive compensation framework during 2023 to ensure it remained aligned with our strategic goals, human capital strategy, and the interests of our shareholders. As a result of this process, the Compensation Committee refined Barrick’s Annual Performance Incentive Scorecard and Long-Term Company Scorecard to further link pay to Barrick’s differentiated strategy, as described below. Changes to the performance measures are intended to link the scorecards more clearly with new performance measures and targets that track progress towards our vision of becoming the world’s most valued gold and copper mining business, and our enduring commitment to shareholder returns. The API scorecards are linked to Company and regional performance while continuing to recognize the critical importance of the individual contributions of each NEO to achievements in furtherance of our vision. There are no changes to the core principles of paying for performance and fostering a strong ownership ethos across the Company, or to the overall architecture of Barrick’s executive compensation framework.

58	Barrick Gold Corporation | 2024 Circular

Base Salary

Base salaries are determined based on the scope of individual responsibilities, skills, and performance. The Compensation Committee annually reviews the base salaries of our NEOs to ensure they remain competitive relative to roles of similar size and scope of responsibilities.

A review of base salaries was conducted in 2023, which considered internal equity, market competitiveness in the context of our increasingly international executive team, as well as the impact of currency fluctuation on executive salaries over the past few years. Following this review and in connection with the Chief Operating Officer, Latin America and Asia Pacific’s relocation from Canada to the Dominican Republic, the President and Chief Executive Officer recommended, and the Compensation Committee approved, a base salary of $725,000 per annum effective January 1, 2023 which reflects a redenomination from Cdn $900,000 previously applicable. The President and Chief Executive Officer also recommended, and the Compensation Committee approved, an increase in the base salary for our Chief Operating Officer, Africa and Middle East to $525,000 per annum, effective January 1, 2023.

There were no base salary adjustments for any other NEOs.

Annual Performance Incentive Program

The API Program is a key component of our Partnership Plan, originally designed in 2014 to incentivize a strong individual focus on the execution of our strategic priorities (as disclosed to shareholders in advance of each year). For our Partners (including our NEOs), the maximum API opportunity is capped at 150% – 300% of base salary (depending on role). API payouts are generally delivered in cash, unless otherwise determined by the Compensation Committee. Consistent with our pay-for-performance philosophy, there are no API awards for below threshold performance and maximum API awards will only be made in cases of demonstrably superior performance across all performance categories.

Barrick Gold Corporation | 2024 Circular	59

2023 API Scorecard Review and Refinement

The Compensation Committee completed a thorough review of the API Program in 2023 to ensure that the performance measures appropriately reflect our short-term strategic priorities and drive shareholder value creation. This review considered the short-term incentive measures for the rest of the organization, the practices of our Global Peers, and the feedback from some shareholders that the API Program could be enhanced to link payouts more clearly with performance each year based on pre-established, objective, and measurable goals.

Following this review, the Compensation Committee approved three new categories for the 2023 API Scorecards, namely ESG, Production, and Costs. These new measures complement the categories currently evaluated in API Scorecards, being Strategic Initiatives, Operational Excellence, and Sustainable Profitability, and are consistent with those included in the short-term incentive scorecards applicable to the rest of the organization. Performance for these new measures will be assessed at the Company level, or in the case of the Regional COO’s, at the Company and regional levels (weighted equally as relevant) to reinforce line of sight to performance. The Compensation Committee believes this enhanced API performance framework maintains a strong focus on the deliberate execution of our Strategic Priorities linked to our annual business plan and reinforces a collective focus on Company and regional performance against operational key performance indicators. The Compensation Committee also believes that the introduction of Company-wide and regional measures will meaningfully recognize shareholders’ views while maintaining the focus on individual contributions and our short-term strategic objectives, and enhance the alignment of API payouts with Company performance. Below is an overview of the 2023 API Scorecard applicable to the NEOs:

API Scorecard: 2023 Measures	Weighting	Short-Term Performance Basis		Why we selected the measure
		Threshold (0% payout)	Maximum (100% payout)

Strategic Priorities (Strategic Initiatives, Operational Excellence, and Sustainable Profitability)	70%	Measures and goals vary individually		To maintain a strong focus on annual and deliberate strategic execution tailored to the NEO’s scope of accountability

ESG (New)

Safety (LTIFR)(1)	5%	Company: 0.264 LATAM: 0.187 AME: 0.154	Company: 0.216 LATAM: 0.153 AME: 0.126	To reinforce our safety vision for everyone to go home safe and healthy each day

Environment (Class 1 Environmental Incidents)(2)	5%	2 incidents	No incidents	To reinforce our commitment to manage our impact on the natural environment, both today and with future generations in mind

Production and Costs (New)

Production (Attributable Gold Equivalent Ounces)(3)	10%	Company: 4,744 koz LATAM: 623 koz AME: 2,063 koz	Company: 5,362 koz LATAM: 704 koz AME: 2,332 koz	To track progress towards our mine plans and our ability to deliver to guidance

Gold All-in Sustaining Costs(4)	7.5% – 10%	Company: $1,291/oz LATAM: $1,215/oz AME: $1,255/oz	Company: $1,148/oz LATAM: $1,080/oz AME: $1,116/oz

Copper All-In Sustaining Costs(4)(5)	Up to 2.5%	Company: $3.21/lb AME: $3.21/lb	Company: $2.85/lb AME: $2.85/lb

(1)	LTIFR is a ratio calculated as follows: number of loss time injuries x 1,000,000 hours divided by the total number of hours worked.

(2)

An incident that causes significant negative impacts on human health or the environment, or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock, or wildlife.

(3)

Gold equivalent ounces from Barrick’s copper assets are calculated using long term mineral reserve commodity prices of $1,300/oz of gold and $3.00/lb of copper. For further details, see “Other Information – Technical Information – Gold Equivalent Ounces” on page 117.

(4)

“All-in sustaining costs” is a non-GAAP financial performance measure with no standardized definition under IFRS. Although a standardized definition was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. This measure should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further details regaining non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 112.

(5)	For Regional COOs, performance against regional copper costs will only be assessed where there is attributable production in the region.

60	Barrick Gold Corporation | 2024 Circular

The 2023 targets and ranges for the new ESG, Production, and Cost measures were approved by the Compensation Committee, consistent with those applied to the rest of the organization. Strategic Initiatives for our NEOs, other than the President and Chief Executive Officer, were developed in consultation with the President and Chief Executive Officer to reflect individual scope and accountability. Strategic Priorities for the President and Chief Executive Officer were developed in consultation with the Chairman and the Lead Director.

Performance for the new ESG, Production, and Costs measures was reviewed by the Compensation Committee against the applicable performance ranges to determine payouts for the remaining 30% of the API Opportunity. Performance was linearly interpolated between threshold and maximum performance levels to determine payouts.

Performance against the Strategic Priorities measures for our NEOs, other than the President and Chief Executive Officer, was holistically evaluated by the President and Chief Executive Officer at the end of the year. Performance against the Strategic Priorities for the President and Chief Executive Officer was holistically evaluated by the Chairman, with input from the Lead Director. For the Strategic Priorities component, an overall rating from zero to five was assigned to allow for performance-based differentiation. The rating was then converted to a percentage ranging from 0% (minimum) to 100% (maximum), which is multiplied by 70% of the API Opportunity for each of our NEOs to determine payouts.

The Compensation Committee determined the 2023 API awards for our NEOs using the following payout formula:

The payout formula is intended as a guideline, and the Compensation Committee has the discretion to approve and/or recommend to the independent directors of the Board a different payout from the value determined by the API Scorecards. The Compensation Committee may also make adjustments to the performance measures in each API Scorecard to reflect significant one-time items which occur during the performance period. Any such adjustments will be fully disclosed in our information circular each year. See “2023 Performance Considerations for NEOs – 2023 Annual Performance Incentive Considerations” for detailed pay and performance highlights for our NEOs.

API recommendations are considered by the Compensation Committee at the end of each year and decisions are generally made in February after the end of each year, once audited financial statements are approved by the Board.

Barrick Gold Corporation | 2024 Circular	61

2024 Annual Performance Incentive Scorecards

The redesigned 2023 API Scorecard framework will continue to apply in 2024. The table below summarizes our 2024 strategic priorities and how they will apply to our NEOs, including our President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; and the regional Chief Operating Officers to develop individual initiatives that will be tailored and weighted to reflect individual scope of accountability. Threshold and maximum performance goals for the ESG, Production, and Cost measures will be developed in line with guidance where applicable and will be disclosed in our 2025 Information Circular.

2024 API Scorecards	Weight	President and CEO	SEVP, CFO	SEVP, Strategic Matters	Regional COO
Strategic Initiatives • Deliver our Journey to Zero owned by all and led by the Barrick leadership • Grow the business through value adding discoveries and/or acquisitions • Live and instill our DNA at all levels of the organization including our contractors	70%	✓	✓	✓	✓

Operational Excellence

•   Safely execute on our business plans and growth projects including production, costs and capex

•   Install operational flexibility within our business plan

•   Integrate and leverage our working systems and ensure fit for purpose processes to enable safe, effective and efficient management of the business

•   Drive technological innovation, automation, data analytics and visualization, with full involvement of the executive

•   Drive unit cost efficiencies to ensure optimal value generation from our orebodies

•   Effectively communicate Barrick’s investment thesis and unique value proposition to drive shareholder value

		✓	✓	✓	✓

Sustainable Profitability

•   Optimize our portfolio and unlock our resource value and mineral inventory to maintain the 10-year plan and beyond

•   Drive our holistic approach to Sustainability that differentiates us as leaders in the industry

•   Strengthen our social license through engagement, sustainable investment and partnerships in our host countries and communities

•   Attract, retain and develop an effective, diverse, and local workforce, that is agile, integrated and able to deliver safely on our plans

•   Be the mining partner of choice

		✓	✓	✓	✓
ESG	10%	✓	✓	✓	✓
Production	10%	✓	✓	✓	✓
Costs	10%	✓	✓	✓	✓

Performance Granted Share Units (PGSUs)

The cornerstone of our Partnership Plan is the innovative PGSU Plan, which was introduced in 2015 to ensure our NEOs and other Partnership Plan participants are financially and emotionally invested in Barrick’s long-term success. NEOs receive 100% of any annual LTI earned based on performance, in the form of PGSUs, which are share-based units that convert into Barrick Shares upon vesting. PGSUs, even after they convert to Barrick Shares, are subject to further holding requirements.

Each year, PGSUs are awarded based on the Compensation Committee’s assessment of the Company’s performance against our Long-Term Company Scorecard, which includes financial and non-financial metrics. These metrics were thoroughly reviewed in 2023, ahead of the fifth anniversary of Barrick’s transformational Merger with Randgold, to ensure alignment with the Company’s long-term strategy. The review also considered shareholder feedback and how our peers define and measure long-term success.

62	Barrick Gold Corporation | 2024 Circular

2023 Long-Term Company Scorecard Review and Refinement

The Compensation Committee completed a thorough review of the Long-Term Company Scorecard in 2023 to ensure the measures reflect our long-term strategy. This review considered the drivers of our long-term growth, the practices of our Global Peers, and the feedback from shareholders that the Long-Term Company Scorecard could be enhanced to link payouts more meaningfully with financial performance and returns to shareholders.

Following this review, the Compensation Committee refined the Long-Term Company Scorecard by adding two new measures to strengthen alignment with Barrick’s long-term strategy and 10-year plan, increasing the weighting of returns-based measures from 15% to 50% to reinforce our enduring commitment to shareholder value creation, and updating the TSR peer group from the MSCI Index to the VanEck Gold Miners ETF (GDX) to enable a more direct performance comparison with other global gold companies. Below is an overview of the 2023 Long-Term Company Scorecard applicable to the NEOs:

Category	Long-Term Company Scorecard: 2023 Measures	Weighting	Multi-year performance horizon	Why we selected the metric

Returns	Relative TSR versus the constituent companies in the GDX(1)	35%	3-year cumulative returns

To measure our ability to outperform our peers and to deliver sustainable returns to our fellow owners. The GDX was chosen as it includes international gold peers that are representative of our competitors for investment capital

	Return on Capital Employed (ROCE, New)(2)	15%	3-year trailing average	To measure efficient use of capital by reinforcing discipline in capital allocation decisions

Growth	Reserve Replacement (New)(3)	15%	3-year trailing average	To measure our ability to deliver to our long-term production forecast and growth profile
	Strategic Execution(4)	15%	Multi-year trending

To assess our progress with achieving our goal of becoming the world’s most valued gold and copper mining business, including how we delivered on our major capital projects, addressed critical issues facing the business, and whether important strategic milestones were met

Sustainability	ESG and License to Operate(5)	20%	Multi-year trending	To assess the effectiveness of the governance of our sustainability framework and our environmental and social impact

(1)

Relative TSR is assessed on a cumulative total return basis over the relevant performance period. Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date. Relative TSR is calculated with one-month opening and closing averaging periods.

(2)

ROCE is an internal performance measure used to manage performance. ROCE measures return on capital employed by taking Adjusted EBIT (Adjusted EBITDA less depreciation) and dividing by the average capital employed. Capital employed is calculated as total assets exclusive of cash (adjusted for Construction in Progress and assets currently not being depreciated) net of total liabilities exclusive of debt. Construction in Progress and assets currently not being depreciated are disclosed in note 19 to the comparative audited annual financial statements for the year ended December 31, 2023 and primarily relate to assets under construction at our operating mines as well as our development projects including Pascua-Lama, Norte Abierto and Reko Diq. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. For further information and a detailed reconciliation of these non-GAAP measures to the most recently comparable IFRS measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 112.

(3)

Reserves Replacement supports our long-term production forecast and growth profile and is calculated from the cumulative net change in attributable reserves in gold equivalent ounces from the most recently completed year and the trailing two years divided by the cumulative depletion in attributable reserves in gold equivalent ounces from the most recently completed year and the trailing two years (excluding attributable acquisitions and divestments). For further details, see “Other Information – Technical Information – Reserve Replacement” on page 117.

(4)

Successful strategy execution will be qualitatively assessed based on considerations such as: capital projects status and progress; ongoing portfolio optimization through asset divestitures and development of growth opportunities consistent with our targeted returns on invested capital and strategic focus; execution of plans to deliver free cash flow per share on a sustainable basis and to drive unit cost efficiencies throughout the business; application of fit-for-purpose processes to drive effective and efficient execution, including demonstrable actions taken to address critical issues facing the business; and achievement of important milestones for strategy execution. Strategic execution will also consider progress towards Barrick’s human capital priorities.

(5)

Sustainability and license to operate will be assessed based on Barrick’s Sustainability Scorecard which includes quantitative and qualitative measures that track our performance against safety, social and economic development, human rights, environment, climate, and compliance indicators that are important to Barrick. The assessment will also consider our success in building and maintaining strong relationships with core stakeholders to maintain our license to operate around the world.

See “2023 Performance Considerations for NEOs – 2023 Long-Term Company Scorecard (for 2023 PGSU Awards)” on page 67 for a summary of the results of the 2023 Long-Term Company Scorecard.

Barrick Gold Corporation | 2024 Circular	63

The Compensation Committee determined the 2023 PGSUs for our NEOs using the following payout formula. The payout formula is intended as a guideline, and the Compensation Committee has the discretion to approve and/or recommend to the Board that an NEO receive a different payout from the value determined by the Long-Term Company Scorecard. Maximum LTI awards will only be granted in cases of sustained long-term superior performance across all scorecard categories.

Illustrative Life Cycle of PGSUs

The following diagram illustrates the life cycle of PGSUs, from grant to payout, following termination of employment or retirement. PGSU awards granted in February 2024 in respect of 2023 were determined using the 2023 Long-Term Company Scorecard. PGSUs vest in one-third increments over 33 months. The key characteristics of the PGSU awards are included in Schedule C of this Circular. See “2023 Performance Considerations for NEOs – 2023 Long-Term Company Scorecard (for 2023 PGSU Awards)” on page 67 for the results of the 2023 Long-Term Company Scorecard.

Compensation Committee evaluates performance against Long-Term Company Scorecard	Compensation Committee determines PGSU grants based on Long-Term Company Scorecard performance	After PGSUs vest, Barrick Shares are purchased in the market by a third-party administrator on behalf of each Partner	Partners can realize cash value from unvested PGSU awards or sale of Restricted Shares once restrictions lapse

The Compensation Committee takes a multi-year lens when assessing Barrick’s performance against the Long-Term Company Scorecard to ensure that Partners are only rewarded for sustainable performance and shareholder value creation.

A three-year performance period applies for financial measures. Historical trending performance will be considered for other strategic measures.

Based on its assessment, the Compensation Committee assigns an overall score, which can range from 0% to 100%.

The Compensation Committee determines PGSU grants using the Long-Term Company Scorecard result.

The dollar value of each PGSU grant is determined by multiplying the Long-Term Company Scorecard result and the LTI Opportunity, which varies by Partner from three to six times base salary, depending on position and level of responsibility.

The number of PGSUs granted is determined by dividing the dollar value of the PGSU award, by the volume weighted average price (VWAP) of Barrick Shares for the five trading days prior to the grant date or, if the grant date occurs during a Blackout Period, the VWAP for the five trading days following the Blackout Period.

PGSUs vest in one-third increments on the 12-month, 24-month, and 33-month anniversary of the date of grant (or, if the corresponding anniversary of the grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period).

The total number of PGSUs vesting would include the initial grant, plus dividends accrued during the vesting period. At vesting, the value of the PGSUs is equal to the closing price of Barrick Shares on the vesting date multiplied by the number of PGSUs having vested. The after-tax proceeds of the vested PGSUs are then used by a third-party administrative agent to purchase Barrick Shares on the open market, on behalf of the Partner.

Barrick Shares purchased upon the vesting of PGSUs (Restricted Shares) cannot be sold until the Partner meets his or her share ownership requirement (in which case only those Barrick Shares in excess of the requirement can be sold), or until the Partner retires or leaves the Company. Partners are required to retain at least 50% of their share ownership requirement in actual Barrick Shares. Partners receive dividends on their Restricted Shares in cash, when and as declared.

Generally, when a Partner leaves the Company, all or a portion of unvested PGSUs will be forfeited except in the event of retirement at or above the age of 60, death or disability, or a double trigger Change in Control.

Restrictions on Restricted Shares will generally lapse and cease to apply when a Partner leaves the Company, provided that the Partner does not resign or retire from the Company to join, or provide services to, a defined competitor, or is not terminated for cause.

When a Partner resigns or retires from the Company to join, or provide services to, a defined competitor, or is terminated for cause, unvested PGSU awards will be forfeited and restrictions on Restricted Shares will lapse in three tranches (50% on termination or retirement and 25% on each of the first and second anniversary of termination or retirement).

64	Barrick Gold Corporation | 2024 Circular

All PGSUs, including converted Barrick Shares upon vesting, are subject to Barrick’s Clawback Policy and Executive Officer Recovery Policy. See “Managing Compensation Risks – Clawback Policy and Executive Officer Recovery Policy” on page 88 and “Managing Compensation Risks – NEO Share Ownership Requirements” on page 89 for further details.

2024 Long-Term Company Scorecard

The Long-Term Company Scorecard for 2024 will include the same performance categories (i.e., Returns, Growth, and Sustainability) and performance measures (i.e., Relative TSR, ROCE, Reserves Replacement, Strategic Execution, and ESG and License to Operate). Weightings and performance ranges will be disclosed in our 2025 Information Circular.

Restricted Share Units

Restricted Share Units (RSUs) may be awarded to newly-hired officers in recognition of forfeited compensation upon joining Barrick or may be granted from time to time in recognition of a promotion, long-term retention, or other needs as deemed appropriate by the Compensation Committee. RSUs vest up to three years from the date of grant (as specified by the Compensation Committee at the time of the grant) and are settled in After-Tax Shares unless otherwise determined by the Compensation Committee. RSUs are granted on a case-by-case basis.

In 2018, the RSU Plan was amended and renamed the Long-Term Incentive Plan. Among other things, the Long-Term Incentive Plan provides the Compensation Committee with the flexibility to grant LTI in the form of After-Tax Shares. The key characteristics of unvested RSU awards are described in Schedule D of the Circular.

Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer

In February 2019, the President and Chief Executive Officer was awarded PGSUs (the 2019 CEO Grant) to reflect his pivotal role in the Merger, the importance of his continued leadership to ensure a seamless integration of Barrick and Randgold, and his vision to transform Barrick into the world’s most valued gold and copper mining business. At that time, the Senior Executive Vice-President, Chief Financial Officer was also awarded PGSUs (the 2019 CFO Grant).

As described in our 2020 Circular, the 2019 CEO Grant was restructured to better align with Dr. Bristow’s public commitment to continue in his role for at least five years following the Merger, with the result that on February 11, 2020, one-third of the 2019 CEO Grant was retained and two-thirds were restructured as RSU grants to be made in February 2020 and, subject to Compensation Committee and Board approval, in February 2021, respectively (the 2020 CEO Restructured Award). The 2019 CFO Grant was similarly restructured in a manner consistent with the 2020 CEO Restructured Award (the 2020 CFO Restructured Award).

In February 2021, the Compensation Committee and the Board awarded Dr. Bristow the final tranche of the 2020 CEO Restructured Award (with a value of $1,800,049). Following discussions among the Compensation Committee, the independent directors of the Board, and the President and Chief Executive Officer, it was mutually determined that Dr. Bristow would forfeit this third and final tranche of the 2020 CEO Restructured Award and restructure it as potential RSU grants of up to $1,000,000 in each of 2022 and 2023 (the 2022 CEO Restructured Award). Each grant under the 2022 CEO Restructured Award, if approved by the Compensation Committee and the independent directors of the Board in the year of grant, would also be subject to Dr. Bristow’s continued employment with the Company as President and Chief Executive Officer. Following discussion with the Compensation Committee, the President and Chief Executive Officer, and the Senior Executive Vice-President, Chief Financial Officer, the final tranche of the 2020 CFO Restructured Award (with a value of $682,208) was similarly forfeited and restructured in a manner consistent with the 2022 CEO Restructured Award. Under the restructured award, the Senior Executive Vice-President, Chief Financial Officer was eligible to receive potential RSU grants of up to $379,000 in each of 2022 and 2023 (the 2022 CFO Restructured Award), subject to Compensation Committee and Board approval and his continued employment with the Company. The 2022 CEO Restructured Award and the 2022 CFO Restructured Award were intended as key tools for the Board to extend the retention period for these key executives in line with the best interests of the Company and its shareholders.

On February 14, 2022, under the 2022 CEO Restructured Award and the 2022 CFO Restructured Award, the Compensation Committee approved an initial grant of 48,356 RSUs to the President and Chief Executive Officer with a grant date fair value equal to $1,000,000, and an initial grant of 18,327 RSUs to the Senior Executive Vice-President, Chief Financial Officer with a grant date fair value equal to $379,000, which grants were ratified by the independent directors of the Board on February 15, 2022. The replacement RSU grants awarded with effect from February 14, 2022 to the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer are collectively referred to as the 2022 Grants.

In February 2023, following discussions among the Compensation Committee, the independent directors of the Board, and the President and Chief Executive Officer, it was mutually determined that the 2022 CEO Restructured Award would be forfeited to ensure strong alignment of compensation with the overall shareholder experience. There were no grants made in respect of the second tranche of the 2022 CEO Restructured Award.

Barrick Gold Corporation | 2024 Circular	65

On March 3, 2023, the Compensation Committee approved the second grant of 23,138 RSUs under the 2022 CFO Restructured Award to the Senior Executive Vice-President, Chief Financial Officer with a grant date fair value equal to $379,000, which grants were ratified by the independent directors of the Board on March 16, 2023. This grant is referred to as the 2023 Grant.

Previous Compensation Policies that Continue to Apply

We no longer grant stock options and deferred cash awards, including cash-settled RSUs for executive compensation purposes, to further underscore long-term ownership as the basis of our LTI awards. None of the NEOs have outstanding stock options.

Other Executive Compensation Elements

Barrick Share Purchase Plan

The Barrick Share Purchase Plan (BSPP) allows our people to purchase Barrick Shares through payroll deduction and be rewarded for doing so by a matching Company purchase up to a value of $4,000 (Cdn $5,000) per year. The value of the matching Company purchase is reviewed annually and is subject to change from time to time. These matching Barrick Shares must be held until the earlier of five years from the date of purchase or departure from the Company.

Executive Retirement Plans

We administer two supplemental defined contribution Executive Retirement Plans that provide for annual employer contributions equal to 15% of each eligible officer’s annual earned salary and API, which accrue with interest until termination of employment (before the participant’s retirement date) or until retirement, as applicable. The accumulated contributions are paid to the eligible officer in cash upon termination or retirement, as applicable.

Currently, we administer one plan for officers based outside of the United States (including Canada) and another for officers primarily based in the United States.

In 2020, we undertook a review of our Executive Retirement Plan to ensure it is fit for purpose for our increasingly international executive team. Following our due diligence process, we determined that a Retirement Trust Scheme arrangement would be most appropriate for certain participants primarily residing outside of North America. Since 2021, employer contributions equal to 15% of annual earned salary and API for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer have been directed to the Retirement Trust Scheme. Since 2023, employer contributions equal to 15% of annual earned salary and API for the Chief Operating Officer, Latin America and Asia Pacific have been directed to the Retirement Trust Scheme.

All NEOs except for the Chief Operating Officer, Africa and Middle East participate in the Executive Retirement Plan or the Retirement Trust Scheme, as applicable, and do not receive employer contributions toward any other Barrick retirement plan. See page 98 for a detailed description of the Executive Retirement Plan and the Retirement Trust Scheme.

The Chief Operating Officer, Africa and Middle East receives an annual cash sum equivalent to 15% of annual earned salary and API in lieu of an executive pension arrangement due to low annual limits for pension contributions in South Africa.

Other Benefits and Perquisites

We provide competitive benefits and perquisites to our people. Barrick’s group benefits package for individuals who work full-time may include health, dental, life, disability, and accidental death and dismemberment (AD&D) coverage. Our executives, including our NEOs, may be eligible for additional benefits and perquisites which may include a car allowance, parking benefits, financial counselling, and executive medicals. Certain individuals are eligible for additional perquisites, including additional life, AD&D and long-term disability coverage, as well as ground and air transport.

Barrick is committed to ensuring that the best people are in the right positions throughout our global business. To facilitate this core commitment to retaining the best available talent regardless of borders, relocation support is provided to employees, including our executives, when they are relocated.

66	Barrick Gold Corporation | 2024 Circular

2023 Performance Considerations for NEOs

2023 Long-Term Company Scorecard (for 2023 PGSU Awards)

PGSU awards granted in February 2024 in respect of 2023 were determined using the refined 2023 Long-Term Company Scorecard, with 50% linked to returns and the remaining 50% linked to our growth strategy and commitment towards sustainability leadership. A three-year lookback performance period (2021 – 2023) applies to Relative TSR, ROCE, and Reserves Replacement to reward a longer term trend in our performance. Three-year performance for Relative TSR was assessed over 2021 to 2023 on a cumulative basis. Three-year trailing average performance was assessed for ROCE and Reserve Replacement based on performance in 2021, 2022, and 2023. 2023 and historical trending performance was assessed for the remaining measures.

Category	Long-Term Performance Measure	Weighting	Performance Period	Long-Term Performance Basis		Summary of Assessment (see accompanying narrative for further details)	Multi-year Outcome
				Threshold (25% payout)	Maximum (100% payout)

Returns	Relative TSR versus the constituent companies in the GDX(1)	35%	2021 – 2023	50th percentile	75th percentile	Relative TSR positioned at 45th percentile versus the GDX constituents	Nil
	Return on Capital Employed (ROCE, New)(2)	15%	2021 – 2023	10%	15%	2023: 96%; 3-year average ROCE(2) 14.7%	14.4%

Growth	Reserve Replacement (New)(3)	15%	2021 – 2023	3-year rolling average Reserve Replacement >75%	3-year rolling average Reserve Replacement >100%	2023: 100%; 3-year average Reserves Replacement of 148%(3)	15%
	Strategic Execution(4)	15%	2023 and year-over-year trending	Achievement of key priorities and milestones tracked to advance the execution of our strategy

Leader in G&A cost efficiency among senior gold peers; $700 million of dividends paid to shareholders in 2023 in line with performance dividend framework; completed Porgera Commencement Agreement enabling recommissioning of Porgera in Papua New Guinea; progressed various initiatives for Reko Diq (one for the world’s largest undeveloped copper and gold deposits); received Record of Decision for Goldrush; maintained focus on high quality, value creating gold and copper growth opportunities across the region; long-term corporate credit rating maintained at A3, the highest in the gold industry; continued to prioritize local hiring with 97% of our employees as local nationals as at December 31, 2023

							12%

Sustainability	ESG and License to Operate(5)	20%	2023 and year-over-year trending	Grade C or lower	Grade A	Grade A, but reduced payout to 60% to reflect 5 fatalities	12%

2023 Long-Term Performance Outcome (of 100%)							53.4%

(1)

Relative TSR is assessed on a cumulative total return basis over the relevant performance period. Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date. Relative TSR is calculated with one-month opening and closing averaging periods.

(2)

ROCE is an internal performance measure used to manage performance. ROCE measures return on capital employed by taking Adjusted EBIT (Adjusted EBITDA less depreciation) and dividing by the average capital employed. Capital employed is calculated as total assets exclusive of cash (adjusted for Construction in Progress and assets currently not being depreciated) net of total liabilities exclusive of debt. Construction in Progress and assets currently not being depreciated are disclosed in note 19 to the comparative audited annual financial statements for the year ended December 31, 2023 and primarily

Barrick Gold Corporation | 2024 Circular	67

relate to assets under construction at our operating mines as well as our development projects including Pascua-Lama, Norte Abierto and Reko Diq. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. For further information and a detailed reconciliation of these non-GAAP measures to the most recently comparable IFRS measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 112.

(3)

Reserves Replacement supports our long-term production forecast and growth profile and is calculated from the cumulative net change in attributable reserves in gold equivalent ounces from the most recently completed year and the trailing two years divided by the cumulative depletion in attributable reserves in gold equivalent ounces from the most recently completed year and the trailing two years (excluding attributable acquisitions and divestments). For further details, see “Other Information – Technical Information – Reserve Replacement” on page 117.

(4)

Successful strategy execution will be qualitatively assessed based on considerations such as: capital projects status and progress; ongoing portfolio optimization through asset divestitures and development of growth opportunities consistent with our targeted returns on invested capital and strategic focus; execution of plans to deliver free cash flow per share on a sustainable basis and to drive unit cost efficiencies throughout the business; application of fit-for-purpose processes to drive effective and efficient execution, including demonstrable actions taken to address critical issues facing the business; and achievement of important milestones for strategy execution. Strategic execution will also consider progress towards Barrick’s human capital priorities.

(5)

Sustainability and license to operate will be assessed based on Barrick’s Sustainability Scorecard which includes quantitative and qualitative measures that track our performance against safety, social and economic development, human rights, environment, climate, and compliance indicators that are important to Barrick. The assessment will also consider our success in building and maintaining strong relationships with core stakeholders to maintain our license to operate around the world.

Financial Performance Measures (50% weighting)

Relative TSR (35% weighting, assessment: Nil):

Following the Compensation Committee’s thorough review of the Long-Term Company Scorecard in 2023 and taking shareholder feedback into account, we increased the weighting of relative TSR from 15% to 35% and updated the relative TSR peer group from the MSCI Metals & Mining Index to the GDX, which is our external benchmark for TSR performance, to enable a more direct performance comparison with other global gold companies. The minimum level of performance required to qualify for an award for this measure is median performance, with upper quartile performance qualifying for a maximum award. Barrick’s relative TSR performance, positioned at the 45th percentile versus the constituents of the GDX, was below the minimum level of performance required to qualify for an award for this year. Based on an assessment of Barrick’s three-year TSR versus the performance range set at the beginning of the year, there is no payout for this metric.

Return on Capital Employed(1) (15% weighting, assessment: 96%):

To support our vision to be the world’s most valued gold and copper business and to reinforce our commitment towards delivering long-term and sustainable shareholder returns, we introduced ROCE(1) as a new financial measure in 2023 to assess the returns generated by all sources of capital funding for Barrick’s pipeline and portfolio, including capital allocated for our operating mines. ROCE(1) was also introduced to reinforce a continued focus on the efficient use of capital and discipline in capital allocation decisions. Since the Merger, Barrick has made substantial progress in upgrading its portfolio of mines, driving improvements to operational profitability, and reallocating capital to only those projects that meet target returns and support the Company’s long-term mine plans. As a result, ROCE(1) performance has averaged at 14.7% over the past three years, which is within our long-term performance range of 10%—15%. In consideration of the above, the payout for this metric is 96%.

Non-Financial Performance Measures (50% weighting)

Reserve Replacement (net of depletion) (15% weighting, assessment: 100%):

Barrick’s ability over time to replace and add to the ounces we mine reinforces our sustainability and our sector-leading production profile. Growth is organically embedded in our business and our track record of replacing reserves, combined with our partnership approach and our balance sheet strength to fund this growth, provides the confidence that we can deliver on our organic growth strategy without an undue reliance on costly acquisitions. In 2023, Barrick replaced 109% of gold production and 124% of copper production, which combined is 112% on a gold equivalent ounce basis(2). Over the past three years, Barrick has maintained its record of substantial reserve growth, replacing 148% of attributable gold equivalent ounces(2)(3) net of depletion at a higher grade, driven by the continuing success of brownfields exploration programs. In consideration of the above, the payout for this metric is 100%.

Strategic Execution (15% weighting, assessment: 80%):

Successful strategic execution is assessed based on the progress achieved during the year against the strategic initiatives we disclosed at the beginning of the year and the shareholder value we created during the year and since the announcement of the Merger. Our strategic initiatives for 2023 included: growing the business through accretive value-adding discoveries and/or acquisitions; living and instilling our Company DNA throughout all levels of the organization, including with our contractors, community, and stakeholders; achieving a Zero Harm workplace, led by the executive and operational teams, where all employees are personally accountable for their own safety; and continuing to drive operational excellence and sustainable profitability. We have made strong progress on each of these strategic initiatives in 2023.

We maintained our leadership in G&A cost efficiency, consistently keeping corporate costs substantially below the average of senior gold peers. Our balance sheet remains one of the strongest in the gold mining industry with nearly no debt net of cash, which supported the delivery of $700 million in total dividends paid to shareholders in 2023. We have one of the highest long-term corporate

68	Barrick Gold Corporation | 2024 Circular

credit ratings in the gold industry (A3 with a stable outlook by Moody’s) which provides us with the financial flexibility to pursue additional growth projects that meet our investment criteria. We completed the Porgera Commencement Agreement enabling recommissioning of Porgera in Papua New Guinea. For Reko Diq, one of the world’s largest undeveloped copper and gold deposits, we progressed various initiatives following the successful reconstitution of the project. We also advanced the project financing and updated the feasibility study for Reko Diq. We received the Record of Decision for Goldrush. We completed the restructuring of the Norte Abierto Joint Venture and received a payment of $61 million. We completed realization of deferred consideration from the sale of Lagunas Norte with receipt of $35 million and release from a $74 million guarantee. We remained highly focused on high-quality, value-creating gold and copper growth opportunities and continued to advance exploration growth projects across all three regions with over 10 earn-in agreements and land consolidations completed. We continued portfolio optimization via dispositions of certain non-core equity investments and sales of closure properties. We streamlined our gold refining activities in the Africa and Middle East region by growing our partnership with Rand Refinery. We advanced various human capital initiatives to continue building a leading, modern mining business. Significant efforts were made to advance and promote diversity across the organization, with local nationals representing 97% of our employees worldwide and women representing 19% of all new hires globally in 2023. Our focus on developing the next generation of leaders with world-class training and development programs that are country-based and tailored to local needs, covering technical, behavioral, and informal learning. In consideration of the above, the payout for this metric is 80%.

ESG and License to Operate (20% weighting, assessment: 60%):

Our license to operate depends on the combined strength of our safety performance, performance in environmental, human rights, community development, stakeholder relations, and compliance, including anti-corruption. We set a high standard, assess performance and seek continuous improvement. We review and update our targets and metrics annually to reflect our ambitions to improve our performance.

Performance for this measure is assessed based on our industry-first Sustainability Scorecard which we believe is an important step to drive continual improvement in our management of sustainability issues. For 2023, the 28 quantitative and qualitative measures for the Sustainability Scorecard were selected to track our performance across our priority sustainability areas: safety; social and economic development; human rights; environment (including climate change); and governance. These measures, which were largely informed by our investor and sustainability reporting expectations, were developed in consultation with independent sustainability experts to align with Barrick’s evolving strategic priorities as well as the expectations of the United Nations Global Compact (UNGC). Each measure is ranked in quintiles against our peers, where applicable, as well as against our own internal metrics to derive an aggregate score and grade. To underscore our commitment to sustainability and our ambition to achieve an A grade, no payout is awarded for this metric if the score results in a Grade C or lower. Year-over-year improvement that results in a Grade A qualifies for a maximum payout for this metric.

Based on a review of performance achieved and the scoring against each scorecard category, Barrick’s 2023 performance resulted in a Grade A. A summary of the scoring key and assessment framework is shown below. For further details regarding the Sustainability Scorecard methodology and 2023 measures, please refer to the Appendix of the 2023 Sustainability Report which will be published in April 2024 and can be accessed at www.barrick.com/sustainability.

2023 Sustainability Scorecard Assessment Framework

For 2023, the grading key was updated to reflect a total of 28 measures assessed by the Sustainability Scorecard resulting in a maximum of 140 quintiles, compared to a total of 26 measures in 2022 resulting in a maximum of 130 quintiles. The total scores and corresponding grades are therefore not directly comparable year-over-year.

Sustainability Scorecard Grading Key			Assessment Framework for the Long-Term Company Scorecard
Grade	2022 Score (sum of quintiles)	2023 Score (sum of quintiles)	No award (0%)	to	Maximum award (100%)
A	26 – 46	28 – 49	If the score is a Grade C or lower		If the score is a Grade A
B	47 – 67	50 – 72
C	68 – 88	73 – 95
D	89 – 109	96 – 118
E	110 – 130	119 – 140

Barrick Gold Corporation | 2024 Circular	69

Abridged 2023 Sustainability Scorecard

Aspect	Key Performance Indicator	2022 Quintile	2023 Quintile	Trend

Safety	Total Recordable Injury Frequency Rate (TRIFR)	2	1
	Zero Fatalities	5	5
	Progress against our Journey to Zero Roadmap (New)(1)	N/A	3	N/A
	Percentage of safety leadership interactions completed	2	2

Social and economic development	Percentage of annual Community Development Committees commitments met(2)	3	3
	Percentage of workforce who are host country nationals	1	1
	Percentage of senior management who are host country nationals	2	2
	Percentage of economic value that stays in host country	2	2
	Increase in national procurement year-on-year (New)(1)	N/A	1	N/A
	Proportion of grievances resolved within 30 days(2)	4	4

Human rights	Percentage of security personnel receiving training on human rights	1	1

	Corporate human rights benchmark score(3)	4	2
	Independent human rights impact assessments with zero significant findings at high risk sites(2)(3)	1	1
	Percentage of recommendations completed from Independent Human Rights Assessments (New)(1)	N/A	2	N/A
	Upgrade controversy listed by one of the ESG Rating Agencies(3)	1	1

Environment (including Climate Change)	Number of significant environmental incidents	1	1
	Tonne CO2—e per tonne of ore processed	3	3
	Progress against absolute emissions target as per Reduction Roadmap(2)	1	1
	Water use efficiency (recycled & reused)	1	1
	Percentage of completion against Biodiversity Action Plan Commitments(2)	1	1
	Percentage of Independent tailings reviews conducted(2)	1	1
	Global Industry Standard on Tailings Management (GISTM) progress(2)	2	1
	Proportion of operational sites achieving annual concurrent reclamation targets(2)	3	1

Governance	Progress against RGMP+ implementation(2)(4)	1	1

	Percentage of employees receiving Code of Conduct training(2)	1	1
	Percentage of supply partners trained on Code of Conduct at time of on-boarding(2)	1	1
	Increase female representation across the organization (New)(1)	N/A	1	N/A
	30% female Board composition	1	1

Overall Score(5)		47 (B)	46 (A)

70	Barrick Gold Corporation | 2024 Circular

(1)	N/A due to changes in the metrics that are not comparable year-on-year.

(2)	Internal metrics.

(3)	In comparison to the 55 extractive companies assessed against the Corporate Human Rights Benchmark’s methodology, Barrick is ranked in the top 25% in the extractives industry.

(4)

The ICMM and the WGC introduced new frameworks in 2019 – the Mining Principles and the Responsible Gold Mining Principles (RGMP), respectively. Barrick’s approach to conformance with these two frameworks has been to use the equivalency tables to evaluate whichever requirement is more stringent for each aspect to dovetail the two frameworks into a single framework which we refer to as RGMP+.

(5)

For 2023, the grading key was updated to reflect a total of 28 measures assessed by the Sustainability Scorecard resulting in a maximum of 140 quintiles, compared to a total of 26 measures in 2022 resulting in a maximum of 130 quintiles. The total scores and corresponding grades are therefore not directly comparable year-over-year.

For 2023, a score of 46 and a Grade A was assessed. The 2023 score and achievement of a Grade A, which is the highest score, reflects meaningful sustainability performance over the past three years. In particular, we have continued to demonstrate climate change leadership and made meaningful progress towards achieving our 2030 and 2050 GHG emissions reduction targets, including our Scope 3 emissions reduction targets to advance our responsible energy transitioning program in line with our integrated and holistic approach to sustainability management. Our TRIFR and LTIFR performance was the strongest since the Merger and our Malaria Incident Rate has significantly improved year-over-year, from 17.02% to 11.35%. We have exceeded our water recycling and reuse target, increased our investments in community-led development initiatives, and exceeded our annual targets for sustainable closure. We have fulfilled our commitment to provide disclosure for all of our tailings storage facilities that are classified as ‘Very High’ or ‘Extreme’ consequence under GISTM. We renewed our focus on biodiversity through the introduction of a new Biodiversity Standard and progressed the Lumwana Offset Project to protect the forest and woodlands around the mine, which is situated within the Acres National Forest Reserve. In addition, in line with our commitment to increase female representation across the organization, as of December 31, 2023, women make up 14% of employees, up from 12% in 2022.

Despite our notable progress towards achieving our sustainability vision, our safety performance in 2023 did not meet our Journey to Zero ambitions and we are saddened by the five fatalities recorded for the year. We have reassessed our safety vision and developed a new roadmap to ensure we stop workplace fatalities, which includes a commitment to further training including for contractors; a greater focus on leading rather than lagging indicators; and raising greater awareness and individual responsibility for safe working practices. Nothing is more important to us than the health, safety, and well-being of our people. Barrick has a zero tolerance for fatalities and therefore any fatality is unacceptable and a strong reminder that we still have work to do to achieve our goal of a zero harm workplace. While our overall score of a Grade A reflects a consistent year-over-year improvement across all other sustainability performance dimensions, to further underscore our commitment towards a zero harm workplace and our responsibility as a safe operator, the payout for this metric was determined to be 60%.

(1)

ROCE is an internal performance measure used to manage performance. ROCE measures return on capital employed by taking Adjusted EBIT (Adjusted EBITDA less depreciation) and dividing by the average capital employed. Capital employed is calculated as total assets exclusive of cash (adjusted for Construction in Progress and assets currently not being depreciated) net of total liabilities exclusive of debt. Construction in Progress and assets currently not being depreciated are disclosed in note 19 to the comparative audited annual financial statements for the year ended December 31, 2023 and primarily relate to assets under construction at our operating mines as well as our development projects including Pascua-Lama, Norte Abierto and Reko Diq. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. For further information and a detailed reconciliation of these non-GAAP measures to the most recently comparable IFRS measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 112.

(2)

Gold equivalent ounces from Barrick’s copper assets are calculated using a long term mineral reserve commodity prices of $1,300 per ounce of gold and $3.00 per pound of copper. For further details, see “Other Information – Technical Information – Gold Equivalent Ounces” on page 117.

(3)

Reserves Replacement supports our long-term production forecast and growth profile and is calculated from the cumulative net change in attributable reserves in gold equivalent ounces from the most recently completed year and the trailing two years divided by the cumulative depletion in attributable reserves in gold equivalent ounces from the most recently completed year and the trailing two years (excluding attributable acquisitions and divestments). For further details, see “Other Information – Technical Information – Reserve Replacement” on page 117.

Barrick Gold Corporation | 2024 Circular	71

2023 Annual Performance Incentive Considerations

Our API Program is a key component of our executive compensation framework. The Compensation Committee completed a thorough review of the API Program in 2023 to ensure that the performance measures appropriately reflect our short-term strategic priorities and to facilitate a stronger link between payouts and Company performance. The review also considered the short-term incentive measures for the rest of the organization, the practices of our Global Peers, and the feedback from some shareholders that the API Program could be enhanced to link payouts more clearly with performance each year based on pre-established, objective and measurable goals.

Following this review, the Compensation Committee approved three new measures for the 2023 API Scorecards, namely ESG, Production and Costs. Collectively, these account for 30% of payouts. The remaining 70% is based on the achievement of tailored individual Strategic Priorities linked to three categories – Strategic Initiatives, Operational Excellence and Sustainable Profitability.

The Strategic Priorities portion of the 2023 API award for the President and Chief Executive Officer was determined based on the Chairman’s review of his accomplishments against the API Scorecard, with input from the Lead Director, recommended by the Compensation Committee and approved by the independent directors of the Board. The Strategic Priorities portion of the 2023 API awards for our other NEOs were determined based on the President and Chief Executive Officer’s review of their accomplishments against their respective API Scorecards and approved by the Compensation Committee.

Company performance (and regional performance, where applicable) for the new ESG, Production, and Costs measures was reviewed by the Compensation Committee against the applicable performance ranges to determine payouts for the remaining 30% of the API Opportunity. Performance was assessed on a sliding scale between threshold and maximum performance levels to determine payouts.

72	Barrick Gold Corporation | 2024 Circular

President and Chief Executive Officer

Mark Bristow was appointed President and Chief Executive Officer of Barrick following the Merger on January 1, 2019. Since that time, Dr. Bristow has been delivering on a clear strategy to build the new Barrick into the world’s most valued gold and copper mining business. The establishment of a world class asset portfolio and the continuous replacement of mined reserves organically over the past five years have distinguished Barrick from its industry peers. In 2023, under Dr. Bristow’s leadership, the Company produced another strong set of financial, operational, and sustainability results. Notable highlights for 2023 include the successful reopening of the Porgera mine, the turnaround in the performance of Veladero, the progression of the Reko Diq project, and extending Barrick’s exploration activity into new jurisdictions. These achievements account for 70% of the API payout. For the remaining 30%, Company performance achieved for the new ESG, Production, and Costs measures was assessed. On the Chairman’s recommendation and the Compensation Committee’s advice, taking into consideration the 2023 scoring for each performance category summarized below, the independent directors of the Board determined that an API award of $4,137,853 was appropriate.

Performance Category	Weighting	2023 Score	Weighted Score
Strategic Priorities	70%	90%	62.7%
Company Performance (ESG, Production, Costs)	30%	46%	13.9%
Overall API Score			76.6%

API Scorecard Categories

Strategic Priorities (70% Weighting)

Strategic Initiatives

•  Source, evaluate and pursue internal and external growth opportunities for Barrick

•  Deliver on Barrick’s 2023 business plan, including production, costs and capital expenditures

•  Deliver a value-added project

•  Participate in annual strategic planning sessions and workshops for various sites, including a Reko Diq strategic planning workshop

•  Direct, lead, and reinforce all aspects of Barrick’s social license to operate across our asset portfolio, including stakeholder engagement on community needs, permitting, economic development, and proposed changes in mining-related legislation

•  Drive the engagement with the Papua New Guinea government to ensure the successful re-opening of the Porgera mine

•  Further strengthen Barrick’s reputation and presence around the world by leading meaningful and consistent engagement with our stakeholders across the globe, including the investor community (shareholders, analysts, proxy advisors), current and new host governments, trade associations, media and the general public

Operational Excellence

•  Hold mass or shift change meetings at every critical operation with a focus on safety

•  Visit the Donlin Gold project and hold another workshop with Novagold to move the project up the value curve

•  Drive investment in brownfields and greenfields exploration to ensure sustainable growth through replacement of reserves and resources

•  Drive employee engagement across the Company, including by visiting exploration projects, reinforcing the critical importance of safety being core to our everyday behavior

•  Promote a focus on strategy, skills, and people development across the Group

•  Review and restructure the Group’s engineering and metallurgical functions to enhance these critical skills and ensure adequate succession

Sustainable Profitability

•  Chair the E&S Committee meetings and provide quarterly reports to the ESG & Nominating Committee and the Board highlighting progress against the Company’s sustainability goals, compliance with its sustainability policies and identifying concerns and opportunities at our operations

Barrick Gold Corporation | 2024 Circular	73

Company: ESG (10% Weighting) – New

2023 Measures	Weighting	0% Payout	100% Payout	2023 Performance	2023 Result
Safety (LTIFR)(1)	5%	0.264	0.216	0.23	71%
Environment (Class 1 Environmental Incidents)(2)	5%	2	0	No incidents	100%

Company: Operational (20% Weighting) – New

2023 Measures	Weighting	0% Payout	100% Payout	2023 Performance	2023 Result
Production (GEO Production)(3)	10%	4,744 koz	5,362 koz	4,821 koz	12%
Gold Costs(4)	7.5%	$1,291/oz	$1,148/oz	$1,256/oz	24%
Copper Costs(4)	2.5%	$3.21/lb	$2.85/lb	$2.88/lb	92%

Overall API scorecard assessment for 2023				76.6%

2023 Accomplishments against Strategic Priorities
Strategic Initiatives

✓   Met multiple times with key government and administrative authorities in the countries in which we operate

✓   Achieved encouraging brownfields exploration results from Nevada, Pueblo Viejo, Loulo, Tongon, Kibali, North Mara, and Jabal Sayid

✓   Advanced the commissioning of the Pueblo Viejo expansion plant

✓   Began recommissioning at Porgera with mining and processing restarted in January and February 2024, respectively

✓   Engaged with stakeholders to reinforce all aspects of our social license to operate and led investor, government, associate, media, and general public engagement

✓   Participated in annual strategic planning sessions and workshops for all key sites, including a Reko Diq strategic planning workshop

✓   Held meetings with more than 80% of Barrick’s top institutional shareholders during the year

Operational Excellence

✓   Full year gold production of 4.1 million ounces was just lower than the production target of 4.2 million ounces

✓   Achieved full year copper production of 420 million pounds, in line with the guidance range

✓   Achieved 109% gold reserve depletion replacement 124% copper reserve depletion replacement

✓   Signed the Porgera Project Commencement Agreement pursuant to which a new ownership structure was agreed, in line with Barick’s host-country partnership model

✓   Continued to advance the Reko Diq feasibility study, with an engineering design firm engaged and key members of the owner’s team recruited

✓   Held mass or shift change meetings at every critical operation with a focus on safety

✓   Visited all operations at least three times in 2023, and visited the key and/or critical operations a fourth time

✓   Visited the Donlin Gold project and held another workshop with Novagold to advance the project

✓   Visited several exploration projects, participated in annual strategic planning and team effectiveness workshops across the Group, and hosted an analyst visit to Pueblo Viejo

✓   Reviewed and restructured the Group’s engineering and metallurgical functions and promoted a new Group executive to work alongside the Metallurgy, Engineering and Capital Projects Executive

Sustainable Profitability

✓   Tangible progress in our Journey to Zero achieving best LTIFR(1) and TRIFR(5) results since the Merger in 2019; regrettably, the safety improvements were offset by fatalities that occurred during 2023

✓   Progressed on sustainability goals and achieved 6% reduction in Scope 1 and 2 GHG emissions year-on-year, 958ha of land reclaimed and rehabilitated, and 84% water reuse and recycle rate

✓   Commenced the development of a bespoke nature impact measurement tool for Barrick

✓   In 2023, invested $16 million in local economic development and $10 million in education in local communities

✓   Shared the benefits of our operations by employing local people, procuring from local businesses, and investing in our local communities; 97% of employees are host country nationals, 57% of employees are from local communities, and 77% of senior managers are host country nationals

(1)	LTIFR is a ratio calculated as follows: number of loss time injuries x 1,000,000 hours divided by the total number of hours worked.

(2)

An incident that causes significant negative impacts on human health or the environment, or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock, or wildlife.

(3)

Gold equivalent ounces from Barrick’s copper assets are calculated using long term mineral reserve commodity prices of $1,300/oz of gold and $3.00/lb of copper. For further details, see “Other Information – Technical Information – Gold Equivalent Ounces” on page 117.

(4)

“All-in sustaining costs” is a non-GAAP financial performance measure with no standardized definition under IFRS. Although a standardized definition was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. This measure should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further details regaining non-GAAP financial performance measures, see “Other Information — Use of Non-GAAP Financial Performance Measures” on page 112.

(5)

TRIFR is a ratio calculated as the product of the number of reportable injuries (which includes fatalities, lost-time injuries, restricted duty injuries, and medically treated injuries) and 1,000,000 hours, divided by the total number of hours worked.

74	Barrick Gold Corporation | 2024 Circular

Reported and Realized Pay Comparison for the President and Chief Executive Officer

Reported Pay (excluding pension value) includes base salary, API earned, the grant date fair value of LTI awarded but not yet vested, and all other compensation as reported in the “Summary Compensation Table”.

Realized Pay is the compensation actually received by the President and Chief Executive Officer during the year, including base salary, API earned and all other compensation, as reported in the “Summary Compensation Table”. It also includes the value of LTI awards that vested during the year and for which applicable post-vesting holding restrictions have lapsed, as reported in the “Value Vested or Earned During the Year” table for each respective year. Additionally, it includes the market value of previously vested LTI awards for which the applicable post-vesting holding restrictions lapsed during the year.

The graph (expressed in thousands of dollars) compares the compensation reported for our President and Chief Executive Officer in the “Summary Compensation Table” with the compensation that he actually received in 2023.

We award a significant portion of our executive compensation in LTI to ensure a sharp focus on long-term value creation. Although LTI awards are reported in the “Summary Compensation Table”, our President and Chief Executive Officer will not actually receive value from these awards until they vest or when the sale and transfer restrictions lapse. The value of these LTI awards at that point may differ from the initially reported value due to changes in our share price and company performance, which ensures the value of the awards reflects the overall shareholder experience over the long-term. The value of the LTI awards reported in the “Summary Compensation Table” therefore represents a future compensation opportunity, rather than an in-year compensation value.

In 2023, the compensation that our President and Chief Executive Officer actually received (Realized Pay) included his base salary, an API award paid in cash, benefits and perquisites as incurred. Realized Pay also included the value from certain LTI awards that vested during the year and for which applicable post-vesting holding restrictions have lapsed, namely the vesting of the second and third one-third tranches of the February 2021 PGSUs and the vesting of the first one-third tranche of the February 2022 PGSUs. Upon vesting, the after-tax proceeds were used to purchase Barrick Shares, further bolstering the President and Chief Executive Officer’s already substantial total share ownership position of over six million Barrick Shares as at December 31, 2023.

It also included the market value of certain legacy Randgold Restricted Share Scheme and Long-Term Incentive Plan awards that vested in 2021 and became unrestricted following the expiry of the two-year holding period on January 1, 2023 and May 15, 2023, respectively. These legacy Randgold awards were assumed by Barrick at the time of the Merger. For more information on the Randgold legacy Restricted Share Scheme and Long-Term Incentive Plan awards that vested in 2021, please refer to the 2022 Information Circular.

The 2023 values are shown including and excluding the realized value of the legacy Randgold awards ($3,659,223) to enable robust comparison with prior year reported and Realized Pay which were unaffected by legacy Randgold LTI awards. There are no outstanding unvested legacy Randgold awards.

Since the appointment of the President and Chief Executive Officer in connection with the Merger, over the past five years, Realized Pay was, on average, 16% less than the Reported Pay in the “Summary Compensation Table” when including the value of legacy Randgold LTI awards. In 2023, Realized Pay was 32% higher than the Reported Pay in the “Summary Compensation Table” when including the value of legacy Randgold LTI awards, and 2% higher than the Reported Pay in the “Summary Compensation Table” when excluding the value of legacy Randgold LTI awards.

Barrick Gold Corporation | 2024 Circular	75

Senior Executive Vice-President, Chief Financial Officer

Mr. Graham Shuttleworth was appointed Senior Executive Vice-President, Chief Financial Officer on January 1, 2019. In determining Mr. Shuttleworth’s API award, the Compensation Committee considered the President and Chief Executive Officer’s recommendations and Mr. Shuttleworth’s contributions in advancing our 2023 financial and strategic priorities, which account for 70% of the API payout. For the remaining 30%, the Compensation Committee also considered Company performance achieved for the new ESG, Production, and Costs measures. After considering the 2023 scoring for each performance category summarized below, the Compensation Committee awarded Mr. Shuttleworth an API of $1,746,337.

Performance Category	Weighting	2023 Score	Weighted Score

Strategic Priorities	70%	84%	58.9%

Company Performance (ESG, Production, Costs)	30%	46%	13.9%

Overall API Score			72.8%

API Scorecard Categories
Strategic Priorities (70% Weighting)
Strategic Initiatives

•  Lead negotiations on project financing for the Reko Diq project in Pakistan and collaborate with the project team to ensure that the structure, timeline, lending group, legal drafting and drawdown structuring meet Barrick’s investment criteria

•  Lead the update of the Company-wide Corporate Risk Assessment to manage risks

•  Manage balance sheet and global cash repatriation to enhance the liquidity position of the Group to ensure capacity to deliver growth projects and provide returns to shareholders

Operational Excellence

•  Manage corporate administration costs to ensure efficient delivery of required services ahead of industry benchmarks

•  Lead strategy and team effectiveness workshops for the financial, commercial, supply chain, information technology, and risk teams to drive operational excellence and innovation

•  Establish Barrick’s Crisis Management team to effectively respond to cybersecurity events. Conduct tabletop exercises to review readiness and develop an improvement plan to enhance cybersecurity risk management and protection for the Group

•  Drive systems readiness for the Reko Diq project and for the restart of Porgera and transition of Porgera into SAP

•  Review global insurance coverage to ensure program can achieve best cover at the most efficient rates

•  Chair Capital Committee meetings for the Group to ensure delivery on capital plans and efficient allocation of capital

•  Run an external audit tender process and deliver results to the Board for review and approval

•  Roll out a unified integrated version of the weekly reporting system in the Latin America and Asia Pacific and North America regions

•  Conduct a review of Barrick’s key information technology suppliers and contracts to drive value and identify opportunities to further reduce costs

•  Lead the simplification of Barrick’s corporate structure by eliminating unnecessary entities, reduction of intercompany loans and addressing tax inefficient funding structures

•  Enhance Barrick’s balance sheet through capital and liability management opportunities to optimize the Group’s cost of capital. This includes monitoring of opportunities to repurchase debt if appropriate market conditions arise

Sustainable Profitability

•  Support the development of the next generation of leaders across the Finance and Supply Chain teams

•  Establish control framework and enhance readiness for successful reporting of sustainability metrics

•  Renew the revolving credit facility and extend its term to five years

•  Lead the discussion and develop the Fatal Risk Energy Isolation standard and implement Barrick’s Journey to Zero global safety program

Company: ESG (10% Weighting) – New

2023 Measures	Weighting	0% Payout	100% Payout	2023 Performance	2023 Result

Safety (LTIFR)(1)	5%	0.264	0.216	0.23	71%

Environment (Class 1 Environmental Incidents)(2)	5%	2	0	No incidents	100%
Company: Operational (20% Weighting) – New

2023 Measures	Weighting	0% Payout	100% Payout	2023 Performance	2023 Result

Production (GEO Production)(3)	10%	4,744 koz	5,362 koz	4,821 koz	12%

Gold Costs(4)	7.5%	$1,291/oz	$1,148/oz	$1,256/oz	24%

Copper Costs(4)	2.5%	$3.21/lb	$2.85/lb	$2.88/lb	92%

Overall API Scorecard assessment for 2023				72.8%

76	Barrick Gold Corporation | 2024 Circular

2023 Accomplishments against Strategic Priorities
Strategic Initiatives

✓   Led negotiations with potential lending group for the Reko Diq project in Pakistan, advanced financing structure and terms, prepared and distributed information memorandum to the potential lending group and received indicative commitments from potential lenders

✓   Completed update on the Company-wide Corporate Risk Assessment with extended risk identification and mitigation controls

✓   Maintained a strong balance sheet, with $4.1 billion in cash as of December 31, 2023, which secures Barrick’s capacity to continue to invest in new and existing growth projects

✓   Maintained our long-term corporate credit rating by Moody’s of A3 as a result of our strong financial discipline, the highest rating in the gold industry

✓   Balance the need to fund growth options to drive future value while maintaining sustainable returns to shareholders ($700 million paid in dividends or US$0.40 per share)

Operational Excellence

✓   Reviewed the Group’s global insurance programs to gain efficiencies in cost and improved coverage

✓   Delivered the lowest corporate G&A costs in the last 5 years notwithstanding inflationary pressures

✓   Continued to apply disciplined capital allocation criteria for all investments based on a comprehensive understanding of risk and reward to ensure a high degree of consistency and rigor is applied to all capital allocation decisions – capital expenditure in line with guidance for 2023

✓   Completed an external audit tender process in line with corporate governance best practices as directed by the Audit & Risk Committee, including establishing the timeline, process, and selection criteria used by the Company in conducting this tender process and evaluating the audit service firms invited to participate in the tender process, and delivered result to the Board for review and approval

✓   Continued to evolve Barrick’s cyber strategy and approach to managing and mitigating cybersecurity risks; established Barrick’s cybersecurity Crisis Management team and identified clear roles and responsibilities for key internal and external stakeholders; tabletop exercises conducted to evaluate and improve cybersecurity readiness

✓   Rolled out integrated weekly reporting system to the Latin America and North America regions, following successful pilot in the Africa and Middle East region

✓   Successfully rolled out Barrick enterprise systems and applications for the Reko Diq project as required for the current feasibility phase of the project

✓   Established an experienced cross-functional working group to support the restart of the Porgera mine and develop a systems roadmap which supports the project ramp up requirements

✓   Completed the restructuring of the Tanzanian operations to create a simple transparent holding structure and unified the U.S. investment holding structure to further simplify our corporate structure and reduce administration costs

✓   Led the tax team and worked with the legal team in respect of the resolution of the key tax disputes and the satisfaction of other conditions leading to the recommencement of the Porgera mine under the Commencement Agreement

✓   Reviewed key contracts for key Information Technology providers, including Cloud Hosting for enterprise systems, and established a cost reduction program that will continue into 2025

✓   Leveraged favorable market conditions to repurchase approximately $43 million notional amount of debt securities in the open market at a discount to par

Sustainable Profitability

✓   Continued to enhance delivery of 10-year production guidance to articulate Barrick’s investment thesis and to ensure the market understands the unique value proposition presented

✓   Completed an assessment of the OECD Pillar 2 rules on global minimum taxation and developed a strategy to manage the impact to the Group

✓   Extended the termination date on Barrick’s undrawn $3.0 billion credit facility that incorporates sustainability-linked metrics related to GHG emissions intensity, water use efficiency and safety performance, providing Barrick with financial flexibility to endure any short-term impacts to our global operations, and a source of liquidity to execute on our strategic goals

✓   Led the team on the engagements relating to tax reform and tax policy in the key jurisdictions in which the Group operates

✓   Ensured the early realization of tax incentives following the partial commissioning of the Nevada solar plant

✓   Completed Fatal Risk Energy Isolation standard and rolled out to the Group

(1)	LTIFR is a ratio calculated as follows: number of loss time injuries x 1,000,000 hours divided by the total number of hours worked.

(2)

An incident that causes significant negative impacts on human health or the environment, or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock, or wildlife.

(3)

Gold equivalent ounces from Barrick’s copper assets are calculated using long term mineral reserve commodity prices of $1,300/oz of gold and $3.00/lb of copper. For further details, see “Other Information – Technical Information – Gold Equivalent Ounces” on page 117.

(4)

“All-in sustaining costs” is a non-GAAP financial performance measure with no standardized definition under IFRS. Although a standardized definition was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. This measure should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS2. For further details regaining non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 112.

Barrick Gold Corporation | 2024 Circular	77

Senior Executive Vice-President, Strategic Matters

Mr. Kevin Thomson was appointed Senior Executive Vice-President, Strategic Matters on October 14, 2014. In determining Mr. Thomson’s API award, the Compensation Committee considered the President and Chief Executive Officer’s recommendations and Mr. Thomson’s contributions in advancing our 2023 financial and strategic priorities, which account for 70% of the API payout. For the remaining 30%, the Compensation Committee also considered Company performance achieved for the new ESG, Production, and Costs measures. After considering the 2023 scoring for each performance category summarized below, the Compensation Committee awarded Mr. Thomson an API of $1,742,908.

Performance Category	Weighting	2023 Score	Weighted Score

Strategic Priorities	70%	84%	58.7%

Company Performance (ESG, Production, Costs)	30%	46%	13.9%

Overall API Score			72.6%

API Scorecard Categories
Strategic Priorities (70% Weighting)
Strategic Initiatives

•  Source, evaluate, and pursue external growth opportunities to extend Barrick’s global footprint and increase portfolio optionality

•  Drive the negotiation and completion of joint venture, earn-in arrangements, and strategic investments in areas with promising geology

•  Develop and execute plans for the sale of Barrick’s non-core assets, including closure properties and minority equity interests in other gold mining companies

•  Consider global opportunities with potential new partners, including sovereign wealth funds

•  Take a leadership role in progressing various initiatives and matters on Reko Diq

Operational Excellence

•  Optimize and restructure existing joint venture agreements and other transaction agreements

•  Work with Barrick’s internal legal and governance groups on governance and board issues that arise throughout the year

•  Work with Barrick’s internal finance and legal groups on disclosure issues that arise throughout the year in various jurisdictions

•  Work with Barrick’s internal legal group to manage legal, regulatory, and litigation issues that arise from time to time

Sustainable Profitability	• Work with Barrick’s internal legal group and others to resolve issues that arise from time to time in partnerships and joint ventures • Develop and drive government engagement strategies

Company: ESG (10% Weighting) – New

2023 Measures	Weighting	0% Payout	100% Payout	2023 Performance	2023 Result

Safety (LTIFR)(1)	5%	0.264	0.216	0.23	71%

Environment (Class 1 Environmental Incidents)(2)	5%	2	0	No incidents	100%
Company: Operational (20% Weighting) – New

2023 Measures	Weighting	0% Payout	100% Payout	2023 Performance	2023 Result

Production (GEO Production)(3)	10%	4,744 koz	5,362 koz	4,821 koz	12%

Gold Costs(4)	7.5%	$1,291/oz	$1,148/oz	$1,256/oz	24%

Copper Costs(4)	2.5%	$3.21/lb	$2.85/lb	$2.88/lb	92%

Overall API Scorecard assessment for 2023				72.6%

78	Barrick Gold Corporation | 2024 Circular

2023 Accomplishments against Strategic Priorities
Strategic Initiatives

✓   Progressed a number of Reko Diq initiatives following the successful reconstitution of the project

✓   Drove various multi-disciplinary teams in assessment and pursuit of a number of promising external growth opportunities

✓   Completed the sale of various non-core equity interests

✓   Completed the divestment of a closure property in Canada and pursued the divestment of other non-core assets

✓   Invested in future growth by extending our global exploration footprint via the execution of numerous earn-in agreements and other land consolidation initiatives in Canada, the United States, Peru, and the Dominican Republic

Operational Excellence

✓   Completed the restructuring of one of Barrick’s joint venture arrangements, resulting in the receipt of significant consideration proceeds, and completed the release of significant outstanding financial guarantees stemming from a prior non-core asset sale

✓   Provided guidance and counsel to the President and Chief Executive Officer as well as the executive leadership team on various strategic matters that arose from time to time throughout the year

✓   Worked with the leadership teams in our North America, Latin America and Asia Pacific, and Africa and Middle East regions on numerous strategic initiatives and risk mitigation matters that arose throughout the year

✓   Provided strategic oversight and direction on various litigation, regulatory, and other risk-related matters

✓   Worked closely with Barrick’s General Counsel on various matters throughout the year

✓   Provided guidance to Barrick’s Corporate Secretary regarding various governance and disclosure issues throughout the year

Sustainable Profitability

✓   Worked closely with Barrick’s President and Chief Executive Officer, General Counsel, and others on joint venture issues that arose from time to time throughout the year

✓   Played a key role in the delivery of Barrick’s 2023 strategic and operational initiatives

(1)	LTIFR is a ratio calculated as follows: number of loss time injuries x 1,000,000 hours divided by the total number of hours worked.

(2)

An incident that causes significant negative impacts on human health or the environment, or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock, or wildlife.

(3)

Gold equivalent ounces from Barrick’s copper assets are calculated using long term mineral reserve commodity prices of $1,300/oz of gold and $3.00/lb of copper. For further details, see “Other Information – Technical Information – Gold Equivalent Ounces” on page 117.

(4)

“All-in sustaining costs” is a non-GAAP financial performance measure with no standardized definition under IFRS. Although a standardized definition was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. This measure should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further details regaining non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 112.

Barrick Gold Corporation | 2024 Circular	79

Chief Operating Officer, Latin America and Asia Pacific

Mr. Mark Hill was appointed Chief Investment Officer on September 12, 2016 and held that position until December 31, 2018. Following the Merger, on January 1, 2019, Mr. Hill was appointed Chief Operating Officer, Latin America and Asia Pacific. In determining Mr. Hill’s API award, the Compensation Committee considered the President and Chief Executive Officer’s recommendations and Mr. Hill’s contributions in advancing our 2023 financial and strategic priorities, which account for 70% of the API payout. For the remaining 30%, the Compensation Committee also considered Company and regional performance achieved for the new ESG, Production, and Costs measures, as well as recognition for the good progress achieved on Reko Diq and Porgera throughout the year. After considering the 2023 scoring for each performance category summarized below, the Compensation Committee awarded Mr. Hill an API of $1,487,716.

Performance Category	Weighting	2023 Score	Weighted Score

Strategic Priorities	70%	80%	55.7%

Company Performance (ESG, Production, Costs)	15%	46%	7.0%

Latin America and Asia Pacific Regional Performance (ESG, Production, Costs)	15%	38%	5.7%

Overall API Score			68.4%

API Scorecard Categories
Strategic Priorities (70% Weighting)
Strategic Initiatives

•  Support the evaluation of external growth opportunities in the Latin America and Asia Pacific region

•  Work with the President and Chief Executive Officer to initiate government engagements in new countries

•  Embed Barrick’s DNA at Porgera and Reko Diq through comprehensive integration efforts, ensuring alignment with the new team and fostering a culture that reflects Barrick’s values, mission, and strategic objectives

•  Develop and finalize a comprehensive conceptual plan for Pascua Lama and present the plan to the government, ensuring alignment with regulatory requirements and obtaining necessary approvals to proceed with the project

Operational Excellence

•  Execute on Barrick’s 2023 business plan for the Latin America and Asia Pacific region

•  Achieve Group safety improvement goals (lagging and leading) and deliver on 2023 environmental targets

•  Complete a fatal risk review to continuously improve safety performance and reduce the likelihood of accidents or incidents including through the implementation of safety visual aids across sites

•  Successfully execute on the Reko Diq strategy by conducting a thorough feasibility study that encompasses all key aspects of the project

•  Partner with the Senior Executive Vice-President, Chief Financial Officer on driving systems readiness for the Reko Diq project and for the restart of Porgera and transition of new Porgera into SAP

•  Optimize systems delivery by assessing and evaluating the utilization of the Reko Diq and Porgera systems within the organization and discontinuing systems not in use

Sustainable Profitability

•  Ensure ESG and sustainability are operational imperatives by driving GHG reduction strategies across the region, improve water efficiencies, and promote a Zero Harm workplace

•  Advance agribusiness initiative in the Dominican Republic, linked to livelihood restoration, to further our sustainability objectives

•  Enhance closure plans and rationalize closure liabilities through a robust review and optimization of all sites

•  Deliver on diversity targets, including understanding shortcomings in Argentina and develop a plan for Reko Diq and Papua New Guinea, and include diversity representation in townhall events held with the President and CEO in Argentina, Papua New Guinea, Dominican Republic, and Pakistan

•  Advance human capital management strategy and assess and develop leadership capabilities across the Latin America and Asia Pacific regional team and at the operations, including delivering on training commitments and a university program

•  Be a partner of choice by maintaining relationships in the Latin America and Asia Pacific region and by providing quarterly updates to governments to establish Barrick as a trusted partner to secure Barrick’s license to operate

Company: ESG and Operational(1) (15% Weighting) – New

2023 Measures	Weighting	0% Payout	100% Payout	2023 Performance	2023 Result

Safety (LTIFR)(2)	5%	0.264	0.216	0.23	71%

Environment (Class 1 Environmental Incidents)(3)	5%	2	0	No incidents	100%

Production (GEO Production)(4)	10%	4,744 koz	5,362 koz	4,821 koz	12%

Gold Costs(5)	7.5%	$1,291/oz	$1,148/oz	$1,256/oz	24%

Copper Costs(5)	2.5%	$3.21/lb	$2.85/lb	$2.88/lb	92%

80	Barrick Gold Corporation | 2024 Circular

Latin America and Asia Pacific Region: ESG and Operational(2) (15% Weighting) – New

2023 Measures	Weighting	0% Payout	100% Payout	2023 Performance	2023 Result

Safety (LTIFR)(2)	5%	0.187	0.153	0.03	100%

Environment (Class 1 Environmental Incidents)(3)	5%	2	0	No incidents	100%

Production (GEO Production)(4)	10%	623 koz	704 koz	556 koz	Nil

Gold Costs(5)	10%	$1,215/oz	$1,080/oz	$1,237/oz	Nil

Overall API Scorecard assessment for 2023				68.4%

2023 Accomplishments against Strategic Priorities
Strategic Initiatives

✓   Following the settlement of the tax dispute and formal completion of the Porgera Project Commencement Agreement in December 2023, commenced recommissioning of the Porgera gold mine in Papua New Guinea, which has been in care and maintenance since April 2020; mining and processing restarted in January and February 2024, respectively

✓   Continued to advance the Reko Diq feasibility study, with engineering consultants engaged to advance key areas and commence basic engineering; personnel recruited and mobilized for the project with the majority of new hires from the Province of Balochistan, and site works advanced with a focus on early works infrastructure

✓   Solid progress made on Pascua-Lama prefeasibility study, with study to be completed in 2024

✓   Consolidated and refocused exploration of the Latin America and Asia Pacific region under new leadership, driving rationalization of exploration portfolio and focused execution

Operational Excellence

✓   Progressed the 10-year plan to deliver sustainable production for the Latin America and Asia Pacific region

✓   Achieved group safety improvement goals (lagging and leading) and delivered on 2023 environmental targets

✓   Strong brownfields drilling results in the Latin America and Asia Pacific region to support the region’s reserves base

✓   Continued focus on reviewing and evaluating new exploration opportunities across Latin America and Asia Pacific, including expansion of the exploration portfolio across Central America, the Caribbean, South America, and Central Asia

✓   Delivered a strong performance at Veladero, which exceeded its full year production guidance and positioned the operation for success in 2024 with new leadership

✓   Commenced construction of Phase 7B at the Veladero Leach Pad in the third quarter of 2023, which is scheduled for completion in 2024

✓   Completed a prefeasibility study on the expansion of the Veladero leach pad supporting an additional pushback in the open pit

✓   Construction and commissioning of the Pueblo Viejo plant substantially completed and ramp up ongoing in parallel with plant optimization

✓   Successfully completed and submitted Pascua closure Environmental Impact Assessment

✓   Secured environmental license for the new El Naranjo Tailings Storage Facility at Pueblo Viejo

✓   Held strategic review and team effectiveness sessions at all operations

✓   Commenced fatal risk standards roll out at each operation in the region

Sustainable Profitability

✓   Achieved a 3% year-on-year reduction in GHG emissions for the region

✓   Engaged with government representatives across the Latin America and Asia Pacific region on matters including tax, permitting, local economic development, and legacy environmental liabilities

✓   Assessed and developed leadership capabilities across the Latin America and Asia Pacific regional team and at the operations and enrolled leaders in university programs to close gaps and develop skillsets

✓   Developed a succession plan for all critical roles in the region including to support the continued development of the Reko Diq project in Pakistan

✓   Successfully hosted the inaugural Pakistan Minerals Summit in August, positioning Barrick as the go-to global mining company in the region

✓   Improved diversity through the continued prioritization of recruiting local nationals (97% of the Latin America and Asia Pacific region’s workforce at the end of 2023), as well as the continued drive to increase gender diversity with women representing 19% of the region’s workforce at the end of 2023 (up from 17% in 2022) and comprising 33% of new hires in 2023

✓   Supported communities in the Sanchez Ramirez province in the Dominican Republic in the wake of a tropical storm which was in excess of a 1 in 500-year event

✓   Phase 1 agribusiness at Pueblo Viejo completed with second phase in the planning stage

(1)	For Regional COOs, performance is assessed at the Company and regional levels (weighted equally as relevant) to reflect individual line of sight to performance.

(2)	LTIFR is a ratio calculated as follows: number of loss time injuries x 1,000,000 hours divided by the total number of hours worked.

(3)

An incident that causes significant negative impacts on human health or the environment, or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock, or wildlife.

(4)

Gold equivalent ounces from Barrick’s copper assets are calculated using long term mineral reserve commodity prices of $1,300/oz of gold and $3.00/lb of copper. For further details, see “Other Information – Technical Information – Gold Equivalent Ounces” on page 117.

(5)

“All-in sustaining costs” is a non-GAAP financial performance measure with no standardized definition under IFRS. Although a standardized definition was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. This measure should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further details regaining non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 112.

Barrick Gold Corporation | 2024 Circular	81

Chief Operating Officer, Africa and Middle East

Mr. Sebastiaan Bock was appointed Senior Vice President, Chief Financial Officer, Africa and Middle East on January 1, 2019 and was appointed Chief Operating Officer, Africa and Middle East on July 1, 2022. In determining Mr. Bock’s API award, the Compensation Committee considered the President and Chief Executive Officer’s recommendations and Mr. Bock’s contributions in advancing our 2023 financial and strategic priorities, which account for 70% of the API payout. For the remaining 30%, the Compensation Committee also considered Company and regional performance achieved for the new ESG, Production, and Costs measures. After considering the 2023 scoring for each performance category summarized below, the Compensation Committee awarded Mr. Bock an API award of $1,161,401.

Performance Category	Weighting	2023 Score	Weighted Score

Strategic Priorities	70%	82%	57.6%

Company Performance (ESG, Production, Costs)	15%	46%	7.0%

Africa and Middle East Regional Performance (ESG, Production, Costs)	15%	61%	9.2%

Overall API Score			73.7%

API Scorecard Categories
Strategic Priorities (70% Weighting)
Strategic Initiatives

•  Work with other Barrick executives to grow the Africa and Middle East region through value-adding discoveries and acquisitions

•  Deliver at least one new growth project outside of the current portfolio for the region

•  Progress the Ma’aden joint venture partnership

•  Drive and maintain relationships with in-country partners and maximize local economic participation

Operational Excellence

•  Maintain and grow the 10-year production profile supported by a robust and integrated exploration pipeline, including extending and building the Loulo production pipeline beyond 10 years

•  Deliver on Barrick’s 2023 business plan for the Africa and Middle East region

•  Implement and lead the Journey to Zero in the Africa and Middle East region

•  Review and update the power roadmap for Lumwana, Tanzania, and Saudi Arabia and deliver in line with growth commitments

•  Deliver on short- and long-term programs and optimizations for Tanzanian operations

•  Advance investment in Barrick’s REDD+ program surrounding Lumwana as part of Barrick’s future investments in community projects and contributions to the Zambian economy

•  Review and update the GHG roadmap for the region and deliver in line with commitments, including the expansion of the solar power and battery energy storage system at Loulo Gounkoto and Kibali

•  Drive a review of economic value created by Kibali and roll out to other sites

•  Ensure Tailings Storage Facility actions for “Very High” and “Extreme” consequence facilities in the region, as classified under the GISTM, remain on track

•  Fully integrate rolling plans into the business and conduct weekly engagements with a clear focus on costs

•  Review the needs of each site and set out a roadmap for technological innovation

Sustainable Profitability

•  Drive the development of host country nationals and deliver on localization targets for 2023

•  Identify further opportunities for community investment that are longer term and set out a plan to deliver on these initiatives

•  Restructure and refocus the regional human resources function to deal with retention and skills gaps to build, maintain, manage, and motivate the team and to drive the development of local talent

•  Develop and deliver a Barrick Africa and Middle East Leadership & Management program for frontline management

•  Work with sustainability and communications executives to deliver a proactive communication strategy with non-governmental organizations and the media for the region

Company: ESG and Operational(1) (15% Weighting) – New

2023 Measures	Weighting	0% Payout	100% Payout	2023 Performance	2023 Result

Safety (LTIFR)(2)	5%	0.264	0.216	0.23	71%

Environment (Class 1 Environmental Incidents)(3)	5%	2	0	No incidents	100%

Production (GEO Production)(4)	10%	4,744 koz	5,362 koz	4,821 koz	12%

Gold Costs(5)	7.5%	$1,291/oz	$1,148/oz	$1,256/oz	24%

Copper Costs(5)	2.5%	$3.21/lb	$2.85/lb	$2.88/lb	92%

82	Barrick Gold Corporation | 2024 Circular

Africa and Middle East Region: ESG and Operational(2) (15% Weighting) – New

2023 Measures	Weighting	0% Payout	100% Payout	2023 Performance	2023 Result

Safety (LTIFR)(2)	5%	0.154	0.126	0.17	Nil

Environment (Class 1 Environmental Incidents)(3)	5%	2	0	No incidents	100%

Production (GEO Production)(4)	10%	2,063 koz	2,332 koz	2,160 koz	36%

Gold Costs(5)	7.5%	$1,255/oz	$1,116/oz	$1,107/oz	100%

Copper Costs(5)	2.5%	$3.21/lb	$2.85/lb	$2.88/lb	92%

Overall API Scorecard assessment for 2023				73.7%

2023 Accomplishments against Strategic Priorities
Strategic Initiatives

✓   Grew partnership with Ma’aden and working to expand the relationship further in 2024. Added Umm Ad Damar and Jabal Sayid South to our portfolio

✓   Completed the Lumwana Super Pit Expansion prefeasibility study with the feasibility study on track for completion by the end of 2024. The Super Pit Expansion Project has been accelerated with first production scheduled for 2028 and projected annual production of around 240,000 tonnes per year over a +30-year life

✓   Advanced growth projects in the Africa and Middle East region, including exploration and drilling in Senegal, Mali, the Democratic Republic of Congo, and Tanzania, pit optimization in Côte d’Ivoire and exploration within the Jabal Sayid mining license focused on building the geological model

✓   Streamlined gold refining activities by growing our partnership with Rand Refinery in South Africa

Operational Excellence

✓   Undertook significant measures to implement our Journey to Zero across the Africa Middle East region; regrettably, fatalities occurred during 2023 demonstrating the need for continued commitment

✓   Completed Working at Heights fatal risk standard and rolled out across the Group

✓   Delivered on the 10-year production profile, grew our exploration pipeline across the region and extended the Loulo Gounkoto production profile beyond 10 years

✓   Delivered on 2023 production guidance for the region for both gold and copper

✓   Conversion drilling at North Mara and Bulyanhulu replenished reserves after depletion and the complex has the potential to produce gold at a Tier One level for the next 10 years on a combined basis

✓   Power roadmap updated for Saudi Arabia and continued engagement with power utilities in Tanzania and Zambia to secure power supply

✓   Delivered on GHG reductions roadmap with the expansion of the solar power and battery energy storage system at Loulo Gounkoto completed in the year and commenced solar power and BESS project at Kibali

✓   Continued investment in our REDD+ initiative surrounding Lumwana

✓   Conducted economic value contribution reviews at Kibali

✓   Delivered Tailings Storage Facilities actions for all “Very High” and “Extreme” consequence facilities facilities in the region, as classified under the GISTM

✓   Fully embedded rolling plans into the business and progressed technological implementation across the region

Sustainable Profitability

✓   The Africa and Middle East region replaced 165% of the regional 2023 gold reserve depletion

✓   Successful drilling programmes at Lumwana drove the majority of Barrick’s copper reserve additions for the year, growing the copper reserve base by 6% year on year, net of depletion

✓   Invested in community initiatives in North Mara

✓   Transformed the Tailings Storage Facility in North Mara as part of regional project to develop a world-class water treatment plant and enable safe and efficient water storage and drainage

✓   Continued the prioritization of recruiting local nationals. 95% of the Africa and Middle East region’s workforce at the end of 2023 were nationals

✓   The North Mara Gold Mine was named Employer of the Year at the 2023 Association of Tanzania Employers Awards ceremony and the Ministry of Minerals recognized our Tanzanian mines being the largest contributor to the economy, demonstrating the successful turnaround of these operations. And in Saudi Arabia, Jabal Sayid received the “Saudi Labour Award”

✓   Restructured the AME executive team and drove delivery through a number of AME executive Team Effectiveness sessions

✓   The first phase of Twiga’s $30 million Future Forward education initiative is nearing completion; the investment will significantly improve Tanzania’s educational infrastructure

✓   Built a new airport terminal at the closed Buzwagi gold mine’s Kahama airstrip, which is expected to be a catalyst for economic growth in the region

(1)	For Regional COOs, performance is assessed at the Company and regional levels (weighted equally as relevant) to reflect individual line of sight to performance.

(2)	LTIFR is a ratio calculated as follows: number of loss time injuries x 1,000,000 hours divided by the total number of hours worked.

(3)

An incident that causes significant negative impacts on human health or the environment, or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock, or wildlife.

(4)

Gold equivalent ounces from Barrick’s copper assets are calculated using long term mineral reserve commodity prices of $1,300/oz of gold and $3.00/lb of copper. For further details, see “Other Information – Technical Information – Gold Equivalent Ounces” on page 117.

(5)

“All-in sustaining costs” is a non-GAAP financial performance measure with no standardized definition under IFRS. Although a standardized definition was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. This measure should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further details regaining non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 112.

Barrick Gold Corporation | 2024 Circular	83

Compensation Governance and Oversight

Barrick’s Compensation Governance Process

Board Oversight

The Board is responsible for the oversight of Barrick’s executive compensation principles, practices, and programs and the approval of major compensation programs on the recommendation of the Compensation Committee. The independent directors of the Board approved the compensation of the Chairman (including compensation for his service as Executive Chairman until the completion of the transition) and the President and Chief Executive Officer based on the recommendations of the Compensation Committee. The Board also approves director compensation programs.

Role of the Compensation Committee

As the steward of our pay-for-performance philosophy, the Compensation Committee:

•	Designs and drives all aspects of Barrick’s compensation policies and plans;

•	Develops performance measures and scorecards for Barrick’s long-term and short-term executive compensation programs;

•

Evaluates the collective performance of Partnership Plan participants by using the Long-Term Company Scorecard as well as performance of Company and Regional measures for the API Program at the end of each year;

•

Provides recommendations to the Board regarding compensation for the Chairman. For 2023, this was based on a legacy compensation framework that included an annual assessment of Barrick’s three-year relative and absolute TSR performance, in consultation with the Lead Director;

•

Provides recommendations to the Board regarding compensation for the President and Chief Executive Officer based on an assessment of his performance for the year by the Chairman, in consultation with the Lead Director, at the end of each year;

•

Reviews and approves the compensation of our NEOs and other senior officers, other than the President and Chief Executive Officer, based on their respective individual API Scorecard evaluations and other relevant factors provided by the President and Chief Executive Officer at the end of each year;

•	Considers feedback from shareholders with respect to Barrick’s overall compensation strategy;

•	Considers the implications of risks associated with the Company’s executive compensation programs and practices;

•	Reviews, from time to time, the impact on compensation of human capital initiatives; and

•	Reviews the remuneration of the directors, from time to time, to ensure that it properly reflects the time commitment and responsibilities associated with being an effective director.

For a description of the Compensation Committee’s key activities and accomplishments in 2023, see the discussion under “Committees of the Board – Compensation Committee” on page 49.

Composition of the Compensation Committee

The Compensation Committee is comprised of Christopher L. Coleman (Chair), Helen Cai, Isela A. Costantini, Brian L. Greenspun, and J. Brett Harvey. None of the Compensation Committee members is an officer or employee of Barrick or its subsidiaries, and each member of the Compensation Committee meets the Board’s independence standards derived from the corporate governance guidelines established by the NYSE Standards and National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Collectively, the Compensation Committee’s members have extensive compensation-related experience in the natural resources and energy sectors as senior executives (past and present) and members of the board of directors and committees of other public and private corporations.

•

Mr. Coleman is the Chair of the Compensation Committee. He has extensive experience as a member of the compensation committee of the board of directors of Papa John’s International, Inc. and was the Chairman of the board of directors of Randgold prior to the Merger. He is Group Head of Banking and a Global Partner of Rothschild & Co. Mr. Coleman is also the Chairman of Rothschild Bank International and serves on a number of other boards and committees of the Rothschild & Co Group. As such, he draws from his extensive boardroom leadership, management, financial, and international business experience to provide relevant compensation and governance-related insights.

•

Ms. Cai has extensive experience covering public companies as a financial analyst (including in the mining sector) and advising public companies as an investment banker. As such, Ms. Cai has a deep understanding of capital markets perspectives with respect to executive compensation and performance, including short-term and long-term performance measures that are strategically relevant and aligned to overall value creation for shareholders. Ms. Cai is also a member of the Audit & Risk Committee, which assists in the consideration of issues that are relevant to the mandates of both the Audit & Risk Committee and the Compensation Committee.

84	Barrick Gold Corporation | 2024 Circular

•

Ms. Costantini has extensive experience as the Chief Executive of Groupo Financiero GST, and well as experience from former roles including President and Chief Executive Officer of Aerolínas Argentinas, and President and general director, Argentina, Paraguay and Uruguay, for General Motors. As such, she draws from her extensive boardroom leadership, management, and international business experience to provide relevant compensation and governance-related insights.

•

Mr. Greenspun has extensive experience as the Chairman and Chief Executive Officer of Greenspun Media Group. In addition, Mr. Greenspun is a member of Barrick’s ESG & Nominating Committee, which assists in the consideration of issues that are relevant to the mandates of both the ESG & Nominating Committee and the Compensation Committee.

•

Mr. Harvey is chairman of Warrior Met Coal’s compensation committee and a member of Allegheny Technologies’ personnel and compensation committee. He has held a number of positions with CONSOL Energy Inc., including Chairman Emeritus, Chairman, and Chief Executive Officer. As such, he draws from his previous committee leadership experience and his management experience to provide relevant compensation and governance-related insights. Mr. Harvey is the Chairman of the Audit & Risk Committee, which assists in the consideration of issues that are relevant to the mandates of both the Audit & Risk Committee and the Compensation Committee. In addition, Mr. Harvey is the Lead Director of Barrick’s Board of Directors and served as Chair of Barrick’s Compensation Committee prior to its reconstitution on January 1, 2019. After the passing of Mr. Cisneros on December 29, 2023, Mr. Harvey was appointed as the Acting Chair of the ESG & Nominating Committee.

The Board is confident that the Compensation Committee collectively has the knowledge, experience, and background necessary to carry out the Compensation Committee’s mandate effectively and to make executive compensation decisions in the best interests of the Company and its shareholders.

Independent Compensation Consultant

The Compensation Committee has sought the views of an independent compensation consultant on executive compensation-related matters from time to time. On March 1, 2019, the Compensation Committee appointed Willis Towers Watson, now known as WTW, as its independent consultant.

In 2022 and 2023, WTW supported the Compensation Committee with the annual compensation cycle, including a review of the Global Peer Group, a review of executive compensation benchmarking data for certain executive Partner roles, an update of the annual compensation risk assessment which confirmed that our executive compensation plans and programs do not encourage unnecessary and excessive risk-taking and do not create significant risks that are reasonably likely to have a material adverse effect on Barrick, and assistance in the preparation of the Circular. In 2023, WTW also supported the Compensation Committee in a review of compensation practices for the Chairman role as well as design changes to the incentive plans.

The Compensation Committee has reviewed WTW’s protocols and is satisfied that the appropriate safeguards are in place to ensure the objectivity and independence of WTW’s consulting advice.

The chart below summarizes the fees paid to WTW in 2022 and 2023 for services provided to the Compensation Committee.

	Executive Compensation-Related Fees provided to the Compensation Committee(1)		All Other Fees for services provided to management(2)
	2023	2022	2023	2022

WTW	$209,306 (89%)	$217,091 (87%)	$26,296 (11%)	$31,495 (13%)

(1)

WTW’s consulting fees are paid pursuant to a fixed-fee retainer for consulting services provided to the Compensation Committee between April 1, 2022 and March 31, 2023 and between April 1, 2023 and March 31, 2024. The value reported for 2023 reflects the annual retainer for WTW’s consulting support from January 1, 2023 to December 31, 2023. WTW’s consulting fees are in Canadian dollars and have been converted to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for the relevant year (2023 – 1.3497 and 2022 – 1.3013).

(2)

All Other Fees for services provided to management in 2022 and 2023 includes the purchase of Canadian and U.S. compensation surveys and membership fees for an executive compensation forum. Consulting fees for services provided in Canada are in Canadian dollars and have been converted to U.S. dollars based on the annual average exchange rate reported by the Bank of Canada for the relevant year (2023 – 1.3497 and 2022 – 1.3013). Consulting fees for services provided in the United States are in U.S. dollars.

The Compensation Committee reviews and approves all fees and terms of consulting services provided by independent compensation consultants that are mandated by the Compensation Committee or commissioned by management. As provided in the Compensation Committee’s mandate, the Chair of the Compensation Committee must pre-approve any non-compensation services provided by the independent compensation consultants to ensure that the independence of the compensation consultants is not compromised.

Barrick Gold Corporation | 2024 Circular	85

Compensation Peer Group and Benchmarking

Barrick is the largest, most geographically diverse and operationally complex mining company in Canada, and one of the largest and most complex gold miners in the world. There are no other Canadian publicly-traded gold mining companies that are similar to our size, scope, and complexity. The market for executives with the skills and experience required to successfully drive Barrick forward is small, truly global, and in high demand. As a consequence, our Global Peer Group is comprised of 18 global companies that operate in the mining industry (72%) and broader extractive industries (28%), which takes into account Barrick’s existing operational footprint and focus on attracting and retaining the best people in the same or analogous industries. The Global Peer Group was developed based on a comprehensive review by the Compensation Committee in 2019 following the Merger and peers were selected based on the criteria below:

Each year, the Compensation Committee evaluates and, if appropriate, updates the composition of the Global Peer Group. In completing this annual review, the Compensation Committee considers:

•	The Global Peer Group’s long-term alignment to the peer selection criteria;

•	Feedback received from shareholders on its composition; and

•	Gold and mining companies that are subject to a similar long-term commodity cycle and price pressures.

Changes to the Global Peer Group are carefully considered and generally made infrequently to allow for consistency and comparability of market data from year to year. In 2023, Newcrest was removed from the Global Peer Group following its acquisition by Newmont. The current 18 Global Peer Group companies are shown below.

Composition	Company	Country	Primary Industry
Global Mining Companies (72%)	Agnico Eagle Mines Limited	Canada	Gold
	Anglo American plc	United Kingdom	Diversified Metals & Mining
	Anglo Gold Ashanti Ltd.	South Africa	Gold
	Antofagasta plc	United Kingdom	Copper
	BHP Group Limited	Australia	Diversified Metals & Mining
	First Quantum Minerals Ltd.	Canada	Copper
	Freeport McMoran Copper & Gold Inc.	United States	Copper
	Gold Fields Limited	South Africa	Gold
	Kinross Gold Corporation	Canada	Gold
	Newmont Corporation	United States	Gold
	Rio Tinto Ltd.	United Kingdom	Diversified Metals & Mining
	South32 Limited	Australia	Diversified Metals & Mining
	Teck Resources Limited	Canada	Diversified Metals & Mining
Global Extractive Non-Mining Companies (28%)	Canadian Natural Resources Ltd.	Canada	Oil & Gas Exploration and Production
	Cenovus Energy Inc.	Canada	Integrated Oil & Gas
	Hess Corporation	United States	Oil & Gas Exploration and Production
	Occidental Petroleum Corporation	United States	Oil & Gas Exploration and Production
	Suncor Energy Inc.	Canada	Integrated Oil & Gas

86	Barrick Gold Corporation | 2024 Circular

Compensation Benchmarking

Barrick is one of the largest gold mining companies in the world and although this is reflected in its size relative to the companies included in the 2023 Global Peer Group, the Global Peer Group is only one reference point considered by the Committee when reviewing executive pay levels. Barrick is positioned above the median of the 2023 Global Peer Group based on assets (1.12x) and slightly below the median based on revenues (0.99x) and market capitalization (0.98x). The Compensation Committee considers several factors, including Barrick’s relative scale and complexity, when assessing the appropriateness of pay levels. As Barrick is the largest, most geographically diverse and operationally complex mining company in Canada, and one of the largest and most complex gold miners in the world, executive pay levels are also considered in the context of other relevant factors, such as: the caliber and experience of the CEO and the executive leadership team; the scope and complexity of the executive roles in the context of Barrick’s flat, decentralized management structure; and Barrick’s executive pay arrangements of which a significant majority is variable pay linked to challenging performance expectations.

In consideration of the above, total compensation opportunities are positioned between the median and 75th percentile of the Global Peer Group. Actual total compensation may be higher or lower than the median to 75th percentile range to reflect actual performance delivered and corresponding incentive compensation outcomes. Total compensation in excess of the 75th percentile will only be awarded for superior outperformance.

In 2023, the Compensation Committee reviewed benchmarking data for the Executive Committee, including our NEOs. The benchmarking data was referenced alongside other considerations, including the scope, responsibilities, and accountability of the members of our Executive Committee which at times may be broader than their respective job titles indicate. When determining executive compensation levels, the Compensation Committee also considered shareholder and governance views, the overall economic climate and business environment, retention needs, experience, and potential for future advancement. Additionally, the Compensation Committee considered Barrick’s TSR performance on an absolute and relative basis to ensure pay decisions reflect the overall shareholder experience. TSR performance is reviewed annually against the Global Peer Group, sector peers, and other broad market indices. TSR performance is assessed for companies outside of our Global Peer Group as Barrick Shares are widely-held by institutional and retail shareholders who have shareholding interests beyond companies that operate in the mining industry.

Managing Compensation Risks

We regularly monitor the risks associated with our executive compensation plans, programs, policies, and decisions. In 2023, the Compensation Committee reviewed an update of the annual compensation risk assessment conducted by WTW, which confirmed that Barrick has strong incentive governance practices and an executive compensation structure that is well-balanced. The assessment also confirmed that our executive compensation plans and programs do not encourage unnecessary and excessive risk-taking and do not create significant risks that are reasonably likely to have a material adverse effect on Barrick.

Barrick Gold Corporation | 2024 Circular	87

What we do

✓	We pay for performance	✓	We maintain a robust Clawback Policy and Executive Officer Recovery Policy

✓	We ensure that the long-term interests of our directors, management, and fellow owners are one and the same	✓	We design our compensation plans to mitigate undue risk-taking

✓	We balance short-term and long-term incentive compensation for our NEOs	✓	We mandate double-trigger Change in Control provisions for all long-term incentive awards

✓	We cap incentive plan payouts for our NEOs	✓	We regularly review compensation

✓	We stress-test incentive compensation programs, awards, and payouts	✓	We hold an annual advisory vote on executive compensation

✓	We maintain market-leading minimum share ownership requirements for our NEOs	✓	We regularly and proactively engage with our shareholders and consider their feedback to refine our compensation practices

✓	We require all employees, including our NEOs, to certify annually their compliance with the Code of Business Conduct and Ethics	✓

We regularly consider the implications of the risks associated with the Company’s executive compensation programs and practices including through discussion by independent directors at our three standing committees

What we do not do

✗	We do not guarantee incentive compensation	✗	We do not permit hedging of our Company’s equity-based long-term incentive compensation and personal share ownership

✗	We do not re-price equity-based incentive compensation awards	✗	We do not grant deferred cash incentives for executive compensation purposes

✗	We do not provide tax gross ups in connection with Change in Control severance payments

Clawback Policy and Executive Officer Recovery Policy

Barrick has in place a robust Incentive Compensation Recoupment Policy (Clawback Policy). Under the Clawback Policy, we may recoup certain incentive compensation paid to our NEOs, other Partnership Plan participants, former executive officers, and certain other officers and employees (a Covered Person) in cases of a material financial restatement which improperly resulted in the overpayment of incentive compensation. The Clawback Policy provides that in the event of a restatement of financial results due to material non-compliance with any financial reporting requirement under applicable securities laws, other than as a result of a change in accounting principles or securities laws, the Board may seek to recoup excess incentive compensation which was paid or granted upon the achievement of certain financial results in the 36-month period preceding the date of the restatement, to the extent that the amount of such compensation would have been lower if the financial results had been properly reported. In the case of our NEOs, and Partnership Plan participants, the Clawback Policy applies regardless of whether the individual engaged in wrongful conduct that caused or was a significant contributing factor to the need for the restatement.

The Clawback Policy also allows for the recoupment of incentive compensation from Covered Persons, where the Board determines that wrongful conduct (fraud, dishonesty, or gross negligence) has occurred which resulted in a Covered Person improperly achieving certain performance targets and receiving or realizing a higher amount of incentive compensation than such Covered Person would have otherwise been entitled to receive or realize. Recoupment can be sought for a period of 36 months from the date on which the wrongful conduct occurred. A copy of our Clawback Policy is available on our website at www.barrick.com/about/governance.

In addition to the Clawback Policy, in November 2023, Barrick adopted an Executive Officer Recovery Policy that complies with Section 10D of the Securities Exchange Act of 1934, as amended, Rule 10D-1 thereunder and the applicable NYSE listing standards. Among other things, the Executive Officer Recovery Policy requires Barrick to promptly recover any specified incentive compensation received by any current or former executive officer in the event of an accounting restatement required due to a material noncompliance by the Company with any financial reporting requirements under securities laws applicable to the Company in connection with its listing on the NYSE. The foregoing summary is for informational purposes only and is qualified in its entirety by the full text of our Executive Officer Recovery Policy, which is available on our website at www.barrick.com/about/governance.

88	Barrick Gold Corporation | 2024 Circular

NEO Share Ownership Requirements

Our partnership culture requires that our Partners be owners; we expect Partners to have a high degree of financial and emotional ownership in the Company. Share ownership is a core attribute of our culture and a principle that all of our Partners embrace.

Reflecting this philosophy, Barrick has implemented minimum share ownership requirements for our NEOs, including the President and Chief Executive Officer (10 times salary), Senior Executive Vice-President, Chief Financial Officer (five times salary), Senior Executive Vice-President, Strategic Matters (five times salary), Chief Operating Officer, Latin America and Asia Pacific (five times salary), and Chief Operating Officer, Africa and Middle East (five times salary). Minimum share ownership requirements vary depending on tenure and role. The minimum share ownership requirements extend to other Partners, including Senior Vice-Presidents, Vice-Presidents, Executive Directors, and General Managers. To further underscore our commitment to maintaining market-leading share ownership requirements, in 2021, we introduced an enhanced share ownership requirement subject to which all of our Partners, including our NEOs, are now required to retain at least 50% of their share ownership requirement in actual Barrick Shares.

All Partners have until the later of five years from the date they become a Partner and February 2025 to meet the share ownership requirements. Barrick Shares held by our NEOs and Partners, Barrick Shares purchased through Barrick’s BSPP, Barrick Shares held in trust and nominee accounts (including vested share-based awards from Randgold legacy plans that were granted prior to the Merger), and unvested RSUs and PGSUs (both time-vested) are counted towards satisfying share ownership requirements. The share ownership requirements for our NEOs and Partners are evaluated at least once per year on December 31 and may also be evaluated following the annual LTI granting cycle each February, after the end of the most recently completed financial year.

In the table below, share ownership has been evaluated as at December 31, 2023 and March 1, 2024 to take into consideration the LTI grants that were made to our NEOs in February 2024 for their 2023 performance. All NEOs met their minimum share ownership requirements as at December 31, 2023 and March 1, 2024. All NEOs also met their enhanced share ownership requirements to retain 50% of their minimum shareholder requirements in actual Barrick Shares as at December 31, 2023 and March 1, 2024.

2023 Requirement			Actual Share Ownership Details for NEOs(1)

Name and Principal Position	Multiple of Salary(2)	Date	Value of Barrick Shares (# Barrick Shares)	Value of PGSUs Subject to Vesting (# PGSUs)	Value of RSUs Subject to Vesting (# RSUs)	Value of DSUs (# DSUs)	Value of Total Ownership(1) (# Total)	Total Share Ownership Multiple of Salary(2)
D. Mark Bristow President and Chief Executive Officer(3)	10x	December 31,	$110,719,158	$10,516,006	Nil	Nil	$121,235,164	67.4x
		2023	(6,120,462)	(581,316)	(Nil)	(Nil)	(6,701,778)
		March 1,	$94,387,723	$11,157,207	Nil	Nil	$105,544,930	58.6x
		2024	(6,317,786)	(746,801)	(Nil)	(Nil)	(7,064,587)
Graham P. Shuttleworth Senior Executive Vice- President, Chief Financial Officer(4)	5x	December 31,	$9,834,357	$4,186,985	$777,816	Nil	$14,799,158	18.5x
		2023	(543,635)	(231,453)	(42,997)	(Nil)	(818,085)
		March 1,	$9,170,725	$4,505,381	$642,375	Nil	$14,318,481	17.9x
		2024	(613,837)	(301,565)	(42,997)	(Nil)	(958,399)
Kevin J. Thomson Senior Executive Vice- President, Strategic Matters(5)	5x	December 31,	$4,674,329	$4,186,026	Nil	Nil	$8,860,355	11.1x
		2023	(258,393)	(231,400)	(Nil)	(Nil)	(489,793)
		March 1,	$4,495,954	$4,494,789	Nil	Nil	$8,990,743	11.2x
		2024	(300,934)	(300,856)	(Nil)	(Nil)	(601,790)
Mark F. Hill Chief Operating Officer, Latin America and Asia Pacific(6)	5x	December 31,	$4,638,584	$3,670,696	Nil	Nil	$8,309,280	11.5x
		2023	(256,417)	(202,913)	(Nil)	(Nil)	(459,330)
		March 1,	$4,858,578	$4,007,954	Nil	Nil	$8,866,531	12.2x
		2024	(325,206)	(268,270)	(Nil)	(Nil)	(593,476)
Sebastiaan Bock Chief Operating Officer, Africa and Middle East(7)	5x	December 31,	$1,552,050	$1,576,019	Nil	Nil	$3,128,069	6.0x
		2023	(85,796)	(87,121)	(Nil)	(Nil)	(172,917)
		March 1,	$1,743,319	$2,375,206	Nil	Nil	$4,118,525	7.8x
		2024	(116,688)	(158,983)	(Nil)	(Nil)	(275,671)

(1)	The value of Barrick Shares, PGSUs, RSUs, and DSUs is based on the closing price of Barrick Shares on the NYSE on December 29, 2023 ($18.09), the last trading day in 2023, and March 1, 2024 ($14.94).

(2)

For the purposes of determining the share ownership requirements as at December 31, 2023, the 2023 annual pre-tax base salary has been used for Messrs. Bristow ($1,800,000); Shuttleworth ($800,000); Thomson ($800,000); Hill ($725,000); and Bock ($525,000). For the purposes of determining the share ownership requirements as at March 1, 2024, the 2024 annual pre-tax base salary has been used for Messrs. Bristow ($1,800,000); Shuttleworth ($800,000); Thomson ($800,000); Hill ($725,000); and Bock ($525,000).

(3)

As at March 1, 2024, Dr. Bristow owns 6,011,197 Barrick Shares directly. In addition, Dr. Bristow holds 306,589 Barrick Shares pursuant to the exchange into Barrick Shares of the one-off Randgold CEO Award that was granted to him by Randgold in 2013. These Barrick Shares must be held for the duration of

Barrick Gold Corporation | 2024 Circular	89

Dr. Bristow’s employment with Barrick. In February 2023, following discussions among the Compensation Committee, the independent directors of the Board, and the President and Chief Executive Officer, it was mutually determined that the 2022 CEO Restructured Award would be forfeited to ensure strong alignment of compensation with the overall shareholder experience. There were no grants made in respect of the second tranche of the 2022 CEO Restructured Award. These forfeited RSUs are not reflected in this table. See “Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer” on page 65 for additional information. Dr. Bristow’s total ownership position of Barrick Shares is worth 52.4 times his base salary as at March 1, 2024 and 524% of his total share ownership requirement.

(4)

As at March 1, 2024, Mr. Shuttleworth holds 613,837 Barrick Shares directly. Mr. Shuttleworth’s total ownership position of Barrick Shares is worth 11.5 times his base salary as at March 1, 2024 and 229% of his total share ownership requirement.

(5)	As at March 1, 2024, Mr. Thomson held 300,934 Barrick Shares directly worth approximately 5.6 times his base salary and 112% of his total share ownership requirement.

(6)	As at March 1, 2024, Mr. Hill held 325,206 Barrick Shares directly worth approximately 6.7 times his base salary and 134% of his total share ownership requirement.

(7)	As at March 1, 2024, Mr. Bock held 116,688 Barrick Shares directly worth approximately 3.3 times his base salary and 66% of his total share ownership requirement.

Shareholder Return Performance Graphs

Five-Year Cumulative Total Shareholder Return on Cdn $100 Investment(1)

December 31, 2018 to December 31, 2023

The following graph compares the total cumulative shareholder return for Cdn $100 invested in Barrick Shares on the TSX at December 31, 2018 with the cumulative total return of the S&P/TSX Global Gold Index and the S&P/TSX Composite Index for the five most recently completed financial years, assuming the reinvestment of dividends.

(1)

Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date. The two TSX indices are total return indices, and they include dividends reinvested.

Five-Year Total Shareholder Return on Cdn $100 Investment

	2018	2019	2020	2021	2022	2023

Barrick (TSX:ABX)	$100	$131.98	$160.78	$138.51	$138.67	$146.51

S&P/TSX Composite Index	$100	$122.89	$129.78	$162.42	$153.08	$171.18

S&P/TSX Global Gold Index	$100	$141.31	$172.53	$163.34	$159.40	$166.71

90	Barrick Gold Corporation | 2024 Circular

Five-Year Cumulative Total Shareholder Return on US $100 Investment(1)

December 31, 2018 to December 31, 2023

The following graph compares the total cumulative shareholder return for US $100 invested in Barrick Shares on the NYSE at December 31, 2018 with the cumulative return of the PHLX Gold & Silver Sector (XAU) Index, the VanEck Gold Miners ETF (GDX), and the S&P 500 Index for the five most recently completed financial years, assuming the reinvestment of all dividends.

(1)

Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date. The S&P 500 Index, the PHLX Gold & Silver Sector (XAU) Index, and the GDX are total return indices, and they include dividends reinvested.

Five-Year Total Shareholder Return on US $100 Investment

	2018	2019	2020	2021	2022	2023

Barrick (NYSE:GOLD)	$100	$138.46	$171.92	$148.94	$139.71	$150.68

S&P 500 Index	$100	$131.47	$155.65	$200.29	$163.98	$207.04

PHLX Gold & Silver Sector Index	$100	$152.88	$207.98	$194.22	$180.90	$191.77

GDX	$100	$139.79	$172.86	$156.40	$142.35	$156.53

Barrick Gold Corporation | 2024 Circular	91

Share Performance and Executive Compensation

Change in Named Executive Officer Total Compensation(1)

versus Barrick Cumulative Value(2) of Cdn $100 and US $100 Investment

December 31, 2018 to December 31, 2023

(1)

Total compensation represents the total reported value of salary, API, grant date fair value of equity-based LTI awards, pension value, and all other compensation from the “Summary Compensation Table” for the NEOs in such role as at December 31 each year. To provide a consistent basis of comparison over the five-year period, the figures for all years include total compensation for only the top five NEOs who were active in their roles as of December 31 each year. The compensation for interim NEOs and departed NEOs has been excluded; however, this information is disclosed in the information circular for the relevant year. Total 2018 compensation for all NEOs in 2018 was included to enable year-over-year comparability. For 2023, the total compensation for all NEOs was included and this information is disclosed in the “Summary Compensation Table” on page 94 of the Circular.

(2)	Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date.

Five-Year Total Shareholder Return on Cdn $100 and US $100 Investment

	2018	2019	2020	2021	2022	2023

Barrick (TSX:ABX)	$100	$131.98	$160.78	$138.51	$138.67	$146.51

Barrick (NYSE:GOLD)	$100	$138.46	$171.92	$148.94	$139.71	$150.68

Five-Year Change in NEO Total Compensation

	2018	2019	2020	2021	2022	2023

NEO Total Compensation (Indexed to 2018 Compensation)	100.00 (Index Year)	138.26 38%	156.47 56%	125.06 25%	127.60 28%	112.02 12%

NEO Total Compensation (U.S. millions)	$28.53	$39.44	$44.64	$35.68	$36.40	$31.96

Each year, the Compensation Committee reviews NEO total compensation in the context of their individual and collective contributions to Barrick’s financial and operational performance, as assessed through tailored API Scorecards and the Long-Term Company Scorecard. The Committee also reviews NEO total compensation in the context of the overall shareholder experience, which includes an assessment of progress against the achievement of long-term strategic objectives, using various metrics including relative and absolute TSR performance. Due to the long-term nature of the mining industry and the volatility of the gold price, the Committee takes a

92	Barrick Gold Corporation | 2024 Circular

balanced view when assessing performance. Short-term performance delivered, including demonstrable actions taken to address critical issues facing the business, is considered alongside Barrick’s emphasis on sustainable profitability and long-term value creation.

We are building the world’s most valued gold and copper company by owning the best assets, managed by the best people to deliver the best returns and benefits to all our stakeholders. Driven by a proven strategy and a management team committed to value creation, we plan for the long term and continuously invest in sustainable growth, with worldwide exploration programs designed to deliver a steady stream of new business opportunities.

From 2018 to 2023, market gold prices increased from an average of $1,269 per ounce to an average of $1,945 per ounce, which is reflected in the increase of our share price on the TSX and NYSE over the same period. From the announcement of our nil-premium Merger on September 24, 2018 to December 31, 2023, our total shareholder return on the NYSE is 96%, including dividends. By comparison over the same period, the GDX’s return is 77%, while the spot gold price rose 72%.

In consideration of Barrick’s performance in 2023 and the NEOs’ individual contributions to Barrick’s strategic progress, a collective grade of 53.4 out of 100 was awarded for the Long-Term Company Scorecard (which determines the PGSU Awards) and an average score of 84 out of 100 was assessed for the NEO’s individual performance against the Company’s strategic priorities (which accounts for 70% of the API outcome) or an average score of 73 out of 100 after factoring in Company and regional performance where applicable and which accounts for the remaining 30% of the API outcome. The total compensation awarded to the 2023 NEOs was $31.96 million, compared to $28.53 million in 2018 as a baseline, during which a collective grade of 50 out of 100 was awarded for the Long-Term Company Scorecard and an average score of 75 out of 100 was awarded on the API Scorecards of the 2018 NEOs. 2023 total compensation for our NEOs increased by 12% from 2018 levels, compared to total returns of 47% and 51% on the TSX and NYSE, respectively, over the same period.

2023 total compensation for our NEOs is 2.2% of Barrick’s adjusted net earnings(1) of $1,467 million, and 0.1% of Barrick’s common shareholder equity of $23,341 million as at December 31, 2023.

(1)

“Adjusted net earnings” is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 112.

Barrick Gold Corporation | 2024 Circular	93

Summary Compensation Table

The table below summarizes the compensation of our NEOs for the three financial years ended December 31, 2023, 2022, and 2021(1). Our 2023 NEOs are our President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; Chief Operating Officer, Latin America and Asia Pacific; and the Chief Operating Officer, Africa and Middle East. The key factors necessary to understand the compensation summarized in the following table are described under “Compensation Discussion & Analysis” and in the footnotes to this table.

					Non-Equity Incentive Plan Compensation (f)
Name and Principal Position	Year	Salary	Share-Based Awards(2)	Option- Based Awards(3)	Annual Incentive Plans	Long-Term Incentive Plans	Pension Value(4)	All Other Compen- sation(5)	Total Compen- sation
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
D. Mark Bristow	2023	1,800,000	5,767,200	Nil	4,137,853	Nil	890,678	135,485	12,731,216
President and Chief	2022	1,800,000	6,480,000	Nil	4,050,000	Nil	877,500	152,917	13,360,417
Executive Officer(6)	2021	1,800,000	6,912,000	Nil	4,644,000	Nil	966,600	154,215	14,476,815
Graham P. Shuttleworth	2023	800,000	2,728,600	Nil	1,746,337	Nil	381,951	73,466	5,730,354
Senior Executive Vice-	2022	800,000	3,019,000	Nil	2,057,143	Nil	428,571	61,891	6,366,605
President, Chief	2021	750,000	2,640,000	Nil	1,974,490	Nil	408,673	62,225	5,835,388
Financial Officer(7)
Kevin J. Thomson	2023	800,000	2,349,600	Nil	1,742,908	Nil	381,436	29,717	5,303,661
Senior Executive Vice-	2022	800,000	2,640,000	Nil	1,900,408	Nil	405,061	31,029	5,776,498
President, Strategic	2021	750,000	2,640,000	Nil	1,859,694	Nil	391,454	34,846	5,675,994
Matters(8)
Mark F. Hill	2023	725,000	2,129,325	Nil	1,487,716	Nil	331,907	25,596	4,699,544
Chief Operating Officer,	2022	691,650	2,222,748	Nil	1,482,107	Nil	326,064	167,533	4,890,102
Latin America and Asia	2021	718,020	2,487,830	Nil	1,819,961	Nil	380,697	51,467	5,457,975
Pacific(9)
Sebastiaan Bock	2023	525,000	1,541,925	Nil	1,161,401	Nil	Nil	263,376	3,491,702
Chief Operating Officer,	2022	434,042	1,046,040	Nil	846,273	Nil	Nil	115,031	2,441,386
Africa and Middle East(10)	2021	350,000	896,000	Nil	575,714	Nil	Nil	9,436	1,831,150

(1)

All compensation is reported in U.S. dollars. Compensation for Dr. Bristow is denominated in U.S. dollars and paid in U.S. dollars. Compensation for Mr. Shuttleworth is denominated in U.S. dollars and paid in Pound sterling. Compensation for Mr. Thomson is denominated in U.S. dollars and paid in Canadian dollars. Compensation for Mr. Hill in 2023 is denominated in U.S. dollars and paid in U.S. dollars; for 2021 and 2022, compensation was denominated in Canadian dollars and paid in Canadian dollars. Compensation for Mr. Bock is denominated in U.S. dollars and paid based on a mix of South African Rand and U.S. dollars.

(2)

The figures shown reflect the grant date fair value of PGSUs and RSUs approved by the Compensation Committee for the specified fiscal years. For Messrs. Bristow, Shuttleworth, and Bock, PGSUs granted on February 12, 2024, February 13, 2023, and February 14, 2022 were denominated in U.S. dollars. For Mr. Shuttleworth, RSUs that were granted on February 14, 2022 and March 3, 2023 were denominated in U.S. dollars. For Mr. Thomson, PGSUs granted on February 12, 2024 were converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average exchange rate on the grant date: i.e., February 12, 2024: 1.345. PGSUs granted on February 13, 2023 were converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average exchange rate on the trading day preceding the grant date: i.e., February 10, 2023: 1.3362. PGSUs granted on February 14, 2022 were converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average exchange rate on the first trading day following the expiration of the Blackout Period: i.e., February 18, 2022: 1.2734. For Mr. Hill, PGSUs granted on February 12, 2024 were denominated in U.S. dollars. PGSUs granted on February 13, 2023 were converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average exchange rate on the trading day preceding the grant date: i.e., February 10, 2023: 1.3362. PGSUs granted on February 14, 2022 were converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average exchange rate on the first trading day following the expiration of the Blackout Period: i.e., February 18, 2022: 1.2734. For awards granted on or after October 31, 2023, grant date fair value is determined by multiplying the number of PGSUs or RSUs, as applicable, by the volume weighted average price (VWAP) of Barrick Shares on the TSX or the NYSE on the five trading days preceding the grant date, or if the grant date occurs during a Blackout Period or during the first five trading days following the expiration of the Blackout Period, the VWAP of Barrick Shares on the TSX or the NYSE on the five trading days immediately following the expiration Blackout Period. For awards granted prior to October 31, 2023, grant date fair value was determined by multiplying the number of PGSUs or RSUs, as applicable, by the closing share price of Barrick Shares on the TSX or the NYSE on the day preceding the grant date or, for PGSUs only, if the grant date occurs during a Blackout Period, the number of PGSUs is determined by the greater of the closing share price of Barrick Shares on the TSX or the NYSE on the first trading day following the expiration of the Blackout Period or the date preceding the grant date. These compensation fair values are the same as those used for accounting purposes. The following table summarizes the PGSUs and RSUs granted to the NEOs for the last three fiscal years.

94	Barrick Gold Corporation | 2024 Circular

Grants of Share-Based Awards (2021 – 2023)

Name	Grant Date	Number of PGSU Awards	Number of RSU Awards

D. Mark Bristow	February 12, 2024	394,474	Nil
	February 13, 2023	361,406	Nil
	February 14, 2022*	298,704	Nil

Graham P. Shuttleworth	February 12, 2024	160,712	Nil
	March 3, 2023**	Nil	23,138
	February 13, 2023	147,240	Nil
	February 14, 2022**	114,089	18,327

Kevin J. Thomson	February 12, 2024	160,011	Nil
	February 13, 2023	147,351	Nil
	February 14, 2022	113,843	Nil

Mark F. Hill	February 12, 2024	145,645	Nil
	February 13, 2023	124,061	Nil
	February 14, 2022	107,281	Nil

Sebastiaan Bock	February 12, 2024	105,467	Nil
	February 13, 2023	58,341	Nil
	February 14, 2022	38,721	Nil

*	Excludes forfeited awards (see page 65 for details)

**	Includes Restructured Retention RSU Awards (see page 65 for details)

PGSUs vest in one-third increments on the 12-month, 24-month, and 33-month anniversary of the date of grant (or, if the corresponding anniversary of the grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period). Barrick Shares acquired with the after-tax value of all PGSUs must be held until the applicable share ownership requirement is met, in which case Barrick Shares in excess of the share ownership requirement may be sold. PGSUs are further described in “2023 Compensation of our Named Executive Officers – Performance Granted Share Units (PGSUs)” beginning on page 62. In February 2023, the 2022 CEO Restructured Award was forfeited by the President and the Chief Executive Officer. See “Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer” on page 65 for additional information. The 2022 CFO Restructured Award granted on March 3, 2023 and February 14, 2022 vest and become payable 33 months from the date of grant. Upon vesting, the after-tax value will be used to purchase Barrick Shares that can only be sold if the Senior Executive Vice-President, Chief Financial Officer satisfies the applicable share ownership requirement (in which case, only Barrick Shares in excess of the share ownership guideline may be sold) or until he retires or leaves the Company. The 2023 Grant to the Senior Executive Vice-President, Chief Financial Officer is reflected in the 2023 compensation row of the “Summary Compensation Table”. The 2022 Grant for the Senior Executive Vice-President, Chief Financial Officer is reflected in the 2022 compensation row of the “Summary Compensation Table”. See page 65 for the terms and conditions applicable to the restructured retention awards.

(3)	We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards.

(4)

The figures shown represent employer contributions pursuant to the Executive Retirement Plan or Retirement Trust Scheme, as applicable, for compensation earned in 2023. Employer contributions to the Executive Retirement Plan or Retirement Trust Scheme with respect to the API award earned for the year ended December 31, 2023 are made in February of the following year. No above-market or preferential earnings are credited on any contributions. For Messrs. Bristow and Hill, Retirement Trust Scheme contributions are made and reported in U.S. dollars. For Mr. Shuttleworth, Retirement Trust Scheme contributions are made in Pound sterling and converted to U.S. dollars using the annual average exchange rate reported by the Bank of England for each respective year. For Mr. Thomson, Executive Retirement Plan contributions are made in Canadian dollars and are converted to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for each respective year. Mr. Bock does not participate in the Executive Retirement Plan or the Retirement Trust Scheme and receives an annual cash sum equivalent to 15% of annual earned salary and API in lieu of an executive pension arrangement. See “Executive Retirement Plans” on page 98 for further details.

(5)

The amounts disclosed in All Other Compensation represent the dollar value of various benefit plan costs and insurance premiums paid by the Company on behalf of the respective NEO; taxable allowances and/or reimbursements for certain benefits and perquisites made available to our NEOs, such as a car allowance, financial counselling or tax preparation services, parking, executive medical benefits, relocation benefits, ground and air transport, and other compensation not reported in any other column of the “Summary Compensation Table”, such as cash-based on-hire awards, as applicable. The benefits and perquisites for each NEO are denominated in U.S. dollars using the Bank of Canada, Bank of England, or South African Rand annual average exchange rates, as applicable, for each applicable year. In 2023, Messrs. Bristow, Shuttleworth, and Bock received benefits and perquisites in excess of Cdn $50,000. 2023 benefits and perquisite details, including those that represent more than 25% of the total value individually reportable, are as follows:

•	Dr. Bristow received $135,485 in benefits and perquisites, including life insurance, AD&D coverage and executive disability premiums of $98,440;

•	Mr. Shuttleworth received $73,466 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability insurance premiums of $27,456;

•	Mr. Thomson received $29,717 in benefits and perquisites, including a car allowance of $14,818;

•	Mr. Hill received $25,596 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability insurance premiums of $22,039; and

•	Mr. Bock received $263,376 in benefits and perquisites, including an annual cash sum equivalent to 15% of annual earned salary and API in lieu of an executive pension arrangement of $252,960.

(6)

Dr. Bristow was appointed President and Chief Executive Officer of Barrick effective January 1, 2019. On February 11, 2019, in connection with the annual grant process, Dr. Bristow was awarded 396,558 PGSUs (2019 CEO Grant) to reflect his pivotal role in the Merger, the importance of his continued leadership to ensure a seamless integration of Barrick and Randgold, and his vision to transform Barrick into the world’s most valued gold and copper mining business. In February 2020, following discussions among the Compensation Committee, the independent directors of the Board, and Dr. Bristow, and having regard to his public commitment to continue in his role for at least five years from the Merger, it was mutually determined that the 2019 CEO Grant should be restructured to more closely align the vesting period and the applicable holding conditions with the five-year service commitment period and shareholder value creation over the same period. As part of the restructuring of the 2019 CEO Grant, one-third of the original award granted on February 11, 2019 was retained (132,186 PGSUs with a grant date fair value of $1,800,049). These PGSUs vest 33 months from the date of grant and upon vesting, the After-Tax Shares are subject to a holding period and may not be sold until the later of (a) the date Dr. Bristow retires or leaves the Company, and (b) three years

Barrick Gold Corporation | 2024 Circular	95

following the date of purchase. On February 11, 2020, another one-third of the original 2019 CEO Grant was replaced with a new grant of 97,670 RSUs, that have a grant date fair value equal to one-third of the original 2019 CEO Grant ($1,800,049). The February 11, 2020 grant of RSUs vested in November 2022, and upon vesting, After-Tax Shares were purchased subject to a holding period which precludes any selling of the After-Tax Shares until the later of (a) the date Dr. Bristow retires or leaves the Company, and (b) three years following the date of purchase. On February 16, 2021, the final one-third of the original 2019 CEO Grant was replaced with a new grant of 81,267 RSUs, that had a grant date fair value equal to one-third of the original 2019 CEO Grant ($1,800,049). Following discussions among the Compensation Committee and the President and Chief Executive Officer, it was mutually determined that Dr. Bristow would forfeit his third and final tranche of the original 2019 CEO Grant and restructure it as potential RSU grants of up to $1,000,000 in each of 2022 and 2023. On February 14, 2022, the Compensation Committee recommended the approval of an initial grant of 48,356 RSUs to the President and Chief Executive Officer under the 2022 CEO Restructured Award with a grant date fair value equal to $1,000,000, which was approved by the independent directors of the Board on February 15, 2022. RSUs granted pursuant to the 2022 CEO Restructured Award vested 33 months following the date of grant and upon vesting, the After-Tax Shares were purchased subject to a holding period that precludes any sale of such After-Tax Shares until Dr. Bristow achieves his share ownership requirement (in which case only the excess may be sold) or until he retires or leaves the Company. In February 2023, following discussions among the Compensation Committee, the independent directors of the Board, and the President and Chief Executive Officer, it was mutually determined that Dr. Bristow would forfeit the 2022 CEO Restructured Award to ensure a strong alignment of compensation with the overall shareholder experience, and no further grants were made in respect of the 2022 CEO Restructured Award. For additional information, see “Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer” on page 65.

(7)

Mr. Shuttleworth was appointed Senior Executive Vice-President, Chief Financial Officer of Barrick effective January 1, 2019. On February 11, 2019, in connection with the annual grant process, Mr. Shuttleworth was awarded 150,294 PGSUs to reflect his pivotal role in the Merger and the importance of his continued leadership to ensure a seamless integration of Barrick and Randgold. In February 2020, following discussions among the Compensation Committee and Mr. Shuttleworth, it was mutually determined that this award should be restructured in a manner consistent with the President and Chief Executive Officer’s 2019 grant of PGSUs. One-third of the original award granted on February 11, 2019 was retained (50,098 PGSUs with a grant date fair value of $682,208). These PGSUs vest 33 months from the date of grant and upon vesting, the After-Tax Shares are subject to a holding period and may not be sold until the later of (a) the date Mr. Shuttleworth retires or leaves the Company, and (b) three years following the date of purchase. On February 11, 2020, another one-third of the original 2019 CFO Grant was replaced with a new grant of 37,016 RSUs that have a grant date fair value equal to one-third of the original 2019 CFO Grant ($682,208). The February 11, 2020 grant of RSUs vested in November 2022, and upon vesting, After-Tax Shares were purchased subject to a holding period which precludes any selling of the After-Tax Shares until the later of (a) the date Mr. Shuttleworth retires or leaves the Company, and (b) three years following the date of purchase. On February 16, 2021, the final one-third of the original 2019 CFO Grant was replaced with a new grant of 30,800 RSUs, that have a grant date fair value equal to one-third of the original 2019 CFO Grant ($682,208). Following discussions among the Compensation Committee and the Senior Executive Vice-President, Chief Financial Officer, it was mutually determined that Mr. Shuttleworth would forfeit his third and final tranche of the original 2019 CFO Grant and restructure it as potential RSU grants of up to $379,000 in each of 2022 and 2023. On February 14, 2022, the Compensation Committee recommended the approval of an initial grant of 18,327 RSUs to the Senior Executive Vice-President, Chief Financial Officer under the 2022 CFO Restructured Award with a grant date fair value equal to $379,000, which was approved by the independent directors of the Board on February 15, 2022. On March 3, 2023, the Compensation Committee approved the second grant of 23,138 RSUs under the 2022 CFO Restructured Award to the Senior Executive Vice-President, Chief Financial Officer with a grant date fair value equal to $379,000, which was ratified by the independent directors of the Board on March 16, 2023. RSUs granted pursuant to the 2022 CFO Restructured Award vest 33 months following the date of grant and upon vesting, the After-Tax Shares are subject to a holding period that precludes any sale of such After-Tax Shares until Mr. Shuttleworth achieves his share ownership requirement (in which case only the excess may be sold) or until he retires or leaves the Company. For additional information, see “Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer” on page 65.

(8)	Mr. Thomson was appointed Senior Executive Vice-President, Strategic Matters on October 14, 2014.

(9)

Mr. Hill was appointed Chief Investment Officer on September 12, 2016 and was appointed Chief Operating Officer, Latin America and Asia Pacific on January 1, 2019. On September 30, 2022, Mr. Hill moved to the Dominican Republic and was eligible for relocation benefits ($129,111) provided under our international relocation program which are valued at the price to the Company for providing these services. The relocation benefits are included in All Other Compensation for 2022. For 2023, Mr. Hill’s annual salary was redenominated in U.S. dollars ($725,000).

(10)

Mr. Bock was appointed Senior Vice-President, Chief Financial Officer, Africa and Middle East on January 1, 2019 and was appointed Chief Operating Officer, Africa and Middle East on July 1, 2022. For 2021, Mr. Bock’s annual salary was $350,000. For 2022, Mr. Bock’s annual salary was adjusted to $360,850 effective March 1, 2022 and further increased to $460,850 effective April 1, 2022, in recognition of his transition to the Chief Operating Officer, Africa and Middle East role. In 2023, Mr. Bock’s annual salary was $525,000 effective January 1, 2023 reflecting his appointment to Chief Operating Officer, Africa and Middle East.

96	Barrick Gold Corporation | 2024 Circular

Incentive Plan Award Tables

Aggregate Option Exercises During Financial Year Ended December 31, 2023

None of the NEOs have outstanding stock options.

Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2023(1)

The following table provides information for all share-based awards to NEOs outstanding as at December 31, 2023. None of the NEOs have outstanding stock options.

	Option Awards(2)				Share-Based Awards(3)

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options or Similar Instruments	Number of Shares or Units of Shares That Have Not Vested (includes PGSUs and RSUs)	Market or Payout Value of Share- Based Awards That Have Not Vested (includes PGSUs and RSUs)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (DSUs)

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
D. Mark Bristow

2/14/2022		Nil	Nil	Nil	211,303	$3,822,476	Nil
2/13/2023		Nil	Nil	Nil	370,014	$6,693,545	Nil
Total(4)		Nil		Nil	581,317	$10,516,021	Nil
Graham P. Shuttleworth

2/14/2022		Nil	Nil	Nil	100,153	$1,811,768	Nil
2/13/2023		Nil	Nil	Nil	150,747	$2,727,010	Nil
3/3/2023		Nil	Nil	Nil	23,551	$426,040	Nil
Total(5)		Nil		Nil	274,451	$4,964,817	Nil
Kevin J. Thomson

2/14/2022		Nil	Nil	Nil	80,539	$1,457,762	Nil
2/13/2023		Nil	Nil	Nil	150,861	$2,730,584	Nil
Total(6)		Nil		Nil	231,400	$4,188,346	Nil
Mark F. Hill

2/14/2022		Nil	Nil	Nil	75,898	$1,373,748	Nil

2/13/2023		Nil	Nil	Nil	127,016	$2,298,993	Nil
Total(7)		Nil		Nil	202,914	$3,672,741	Nil
Sebastiaan Bock

2/14/2022		Nil	Nil	Nil	27,391	$495,508	Nil
2/13/2023		Nil	Nil	Nil	59,731	$1,080,525	Nil
Total(8)		Nil		Nil	87,122	$1,576,032	Nil

(1)

None of the NEOs have outstanding stock options or DSUs. The amounts shown in the table above for each of the NEOs as at December 31, 2023 include: (i) the aggregate number of unvested PGSUs and RSUs and (ii) the market value of such PGSUs and RSUs based on the closing price of Barrick Shares on December 29, 2023, the last trading day in 2023. For PGSUs and RSUs, the closing share price of Barrick Shares is based on the TSX or NYSE on December 29, 2023, the last trading day in 2023, and converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange on December 29, 2023 where applicable. The value realized upon vesting of a PGSU is equal to the closing share price of Barrick Shares on the respective exchange on the vesting date. For awards made prior to October 31, 2023, the value realized upon vesting of an RSU is equal to the average closing share price of Barrick Shares on the respective exchange during the five trading days preceding the vesting date. For awards made after October 31, 2023, the value realizable upon vesting of an RSU is equal to the VWAP of Barrick Shares on the respective exchange during the five trading days preceding the vesting date.

(2)	We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards.

(3)

PGSUs vest in one-third increments over three years from the date of grant, on the 12-month anniversary, 24-month anniversary, and 33-month anniversary (or, if the corresponding anniversary of the grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period). Upon vesting, the after-tax proceeds are used to purchase Restricted Shares that must be held until attainment of individual share ownership requirements, which include the additional requirement to retain at least 50% of the share ownership requirement in actual Barrick Shares. RSUs generally vest 33 months from the date of grant unless otherwise specified. Market or payout value of PGSU awards and RSU awards that have not vested is determined by multiplying the number of PGSUs or RSUs by the closing share price of Barrick Shares on the TSX or NYSE, as applicable, as at December 29, 2023, the last trading day in 2023 (Cdn $23.94 for TSX awards and $18.09 for NYSE awards).

(4)

Dr. Bristow’s total outstanding share-based awards include 560,542 PGSUs and 20,775 PGSU dividend equivalents. Following discussions among the Compensation Committee, the independent directors of the Board and Dr. Bristow, it was mutually determined that the 2022 CEO Restructured Award granted on February 14, 2022 in the form of RSUs would be forfeited to ensure a strong alignment of compensation with the overall shareholder experience. Accordingly, a total of 48,356 RSUs granted in February 2022 and 1,761 RSU dividend accumulated since the date of grant were forfeited. For additional information, see “Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer” on page 65.

(5)

Mr. Shuttleworth’s total outstanding share-based awards include 223,299 PGSUs, 8,154 PGSU dividend equivalents, 41,465 RSUs, and 1,533 RSU dividend equivalents. The RSUs granted on February 14, 2022 and March 3, 2023 vest 33 months from the date of grant and, upon vesting, the After-Tax Shares are

Barrick Gold Corporation | 2024 Circular	97

subject to a holding period and may not be sold until Mr. Shuttleworth achieves his share ownership requirement (in which case only the excess may be sold) or until he retires or leaves the Company. For additional information, see “Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer” on page 65.

(6)	Mr. Thomson’s total outstanding share-based awards include 223,246 PGSUs and 8,154 PGSU dividend equivalents.

(7)	Mr. Hill’s total outstanding share-based awards include 195,582 PGSUs and 7,332 PGSU dividend equivalents.

(8)	Mr. Bock’s total outstanding share-based awards include 84,155 PGSUs and 2,967 PGSU dividend equivalents.

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2023

The following table provides information for each of the NEOs on (1) the value that would have been realized if the options under the option-based awards had been exercised on the vesting date, (2) the value realized upon vesting of share-based awards (PGSUs and RSUs), and (3) the value earned under the API Program.

Name (a)	Option-Based Awards – Value Vested During the Year(1) (b)	Share-Based Awards – Value Vested During the Year(2) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(3) (d)

D. Mark Bristow	Nil	$5,953,266	$4,137,853

Graham P. Shuttleworth	Nil	$2,273,826	$1,746,337

Kevin J. Thomson	Nil	$2,278,735	$1,742,908

Mark F. Hill	Nil	$2,010,706	$1,487,716

Sebastiaan Bock	Nil	$771,730	$1,161,401

(1)	We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards.

(2)

For Messrs. Bristow, Shuttleworth, and Bock, the value of PGSUs that vested in 2023 (denominated in U.S. dollars) is determined by multiplying the number of PGSUs that vested by the closing share price of Barrick Shares on the NYSE on the vesting date pursuant to the PGSU Plan. Upon vesting, the after-tax proceeds of the PGSU award were used to purchase Restricted Shares. Only Restricted Shares in excess of the individual share ownership requirement may be sold. For Messrs. Thomson and Hill, the value of PGSUs that vested in 2023 (denominated in Canadian dollars) is determined by multiplying the number of PGSUs that vested by the closing share price of Barrick Shares on the TSX on the vesting date, converted to U.S. dollars based on the Bank of Canada daily average exchange rate on the vesting date pursuant to the PGSU Plan. Upon vesting, the after-tax proceeds of the PGSU award were used to purchase Restricted Shares. Only Restricted Shares in excess of the individual share ownership requirement may be sold.

(3)	The value of non-equity incentive plan awards earned during the year represents the API earned for 2023 performance.

Executive Retirement Plans

Barrick adopted the Executive Retirement Plan in 2000. The Executive Retirement Plan is a non-registered/non-qualified defined contribution plan in which participants accrue benefits in the form of account balances with a guaranteed rate of return and defined notional contributions. Currently, we administer one plan for officers based outside of the United States (including Canada) and another for officers primarily based in the United States.

In 2020, we undertook a review of our Executive Retirement Plan to ensure it is fit for purpose for our increasingly international executive team. Following our due diligence process, we determined that a Retirement Trust Scheme arrangement would be most appropriate for certain participants who reside outside of North America, including for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer. In 2023, following the relocation of the Chief Operating Officer, Latin America and Asia Pacific to the Dominican Republic, we determined that a Retirement Trust Scheme arrangement would be most appropriate for him going forward.

All NEOs except for the Chief Operating Officer, Africa and Middle East participate in the Executive Retirement Plan or the Retirement Trust Scheme, as applicable, and do not receive employer contributions toward any other Barrick retirement plan.

An amount equal to 15% of the officer’s salary and API for the year is accrued to the Executive Retirement Plan or the Retirement Trust Scheme, as applicable, until termination of employment (before the participant’s retirement date), or upon retirement, as applicable. For Messrs. Bristow, Shuttleworth, and Hill (in respect of contributions effective January 1, 2023), there is no fixed rate of return applicable for contributions to the Retirement Trust Scheme. For Messrs. Thomson and Hill (in respect of contributions prior to January 1, 2023), Executive Retirement Plan contributions accumulate with interest until termination of employment (before the participant’s retirement date), or upon retirement, as applicable, at the annual rate of “Government of Canada Marketable Bonds with Average Yield over 10 years” as published in the Bank of Canada Weekly Financial Statistics for the month of January of the relevant calendar year. For 2023, this interest rate was 2.92%. No above-market or preferential earnings were paid out.

Executive Retirement Plan participants for officers based outside of the United States (including Canada) are eligible to receive payouts upon retiring after attaining the age of 55, with the option of receiving the payout as a lump sum or in monthly installments having an equivalent actuarial value. Executive Retirement Plan participants for officers primarily based in the United States are eligible to receive payouts upon retiring after attaining the age of 55, with the option of receiving the payout as a lump sum or in

98	Barrick Gold Corporation | 2024 Circular

equal, consecutive annual installment payments payable over a period of two to 15 years. Payouts upon retirement from the Retirement Trust Scheme are subject to local tax rules which may vary based on the tax jurisdiction. Currently, Retirement Trust Scheme participants who retire between the age of 50 and 75 are entitled to select from among multiple payout options consistent with the tax laws in effect in Jersey.

Currently, all NEOs except Mr. Bock are eligible to receive payouts under the Executive Retirement Plan or the Retirement Trust Scheme, as applicable, upon retirement.

Upon termination, before the participant’s retirement date, the participant will receive the total amount credited to his or her account. If the participant dies prior to retirement, the account balance will be paid out to the participant’s beneficiary or estate. See “Potential Payments Upon Change in Control Termination” beginning on page 103 for information on payments made upon termination following a Change in Control.

The Chief Operating Officer, Africa and Middle East receives an annual cash sum equivalent to 15% of annual earned salary and API in lieu of an executive pension arrangement due to low annual limits for pension contributions in South Africa.

Defined Contribution Plan Table as at December 31, 2023(1)

Name (a)	Accumulated Value at Start of Year (b)	Compensatory(2) (c)	Accumulated Value at Year-End (d)

D. Mark Bristow(3)	$2,610,684	$877,500	$3,856,582

Graham P. Shuttleworth(3)	$1,212,254	$398,889	$1,803,626

Kevin J. Thomson	$2,771,067	$380,421	$3,317,060

Mark F. Hill	$1,879,804	$323,082	$2,310,041

Sebastiaan Bock(4)	Nil	Nil	Nil

(1)

For Messrs. Bristow and Hill (in respect of contributions effective January 1, 2023), contributions are made and reported in U.S. dollars. For Mr. Shuttleworth, contributions are denominated in Pound sterling and are converted from Pound sterling to U.S. dollars using the exchange rates reported by the Bank of England. For Messrs. Thomson and Hill (in respect of contributions prior to January 1, 2023), contributions are denominated in Canadian dollars and are converted from Canadian dollars to U.S. dollars using the exchange rates reported by the Bank of Canada. The applicable exchange rates are shown below:

(a)

Accumulated Value at Start of Year – For Mr. Shuttleworth, converted from Pound sterling to U.S. dollars based on the Bank of England daily rate of exchange of 0.8306 on December 30, 2022. For Messrs. Thomson and Hill (in respect of contributions prior to January 1, 2023), converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average exchange rate of 1.3544 on December 30, 2022, the last trading day prior to December 31. 2022;

(b)

Compensatory Value – For Mr. Shuttleworth, converted from Pound sterling to U.S. dollars based on the Bank of England annual average exchange rate for 2023 of 0.8042. For Messrs. Thomson and Hill (in respect of the portion related to his 2022 API that was paid in 2023), converted from Canadian dollars to U.S. dollars based on the Bank of Canada annual average exchange rate for 2023 of 1.3497; and

(c)

Accumulated Value at Year End – For Mr. Shuttleworth, converted from Pound sterling to U.S. dollars based on the Bank of England daily rate of exchange of 0.7845 on December 29, 2023, the last trading day in 2023. For Messrs. Thomson and Hill (in respect of contributions prior to January 1, 2023), converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average exchange rate of 1.3226 on December 29, 2023, the last trading day in 2023.

(2)

Pursuant to the Executive Retirement Plan and Retirement Trust Scheme arrangement, an amount equal to 15% of an officer’s salary and API received during the year is accrued until termination of employment or retirement, as applicable. API in respect of the most recently completed financial year is awarded in February, after the end of the most recently completed financial year. Accordingly, the compensatory value for the year ended December 31, 2023 reflected in the table above for Messrs. Bristow, Shuttleworth, Thomson, and Hill includes 15% of the salary earned in 2023, as well as 15% of the 2022 API that was awarded in February 2023.

(3)

The accumulated value at year-end for Messrs. Bristow and Shuttleworth (in respect of contributions effective January 1, 2023), reflects the total accumulated value in the Retirement Trust Scheme arrangement, net of tax withholdings to satisfy U.S. tax obligations.

(4)

Mr. Bock receives an annual cash sum equivalent to 15% of annual earned salary and API in lieu of an executive pension arrangement due to low annual limits for pension contributions in South Africa. This amount is reported under All Other Compensation in the “Summary Compensation Table” on page 94.

Barrick Gold Corporation | 2024 Circular	99

Potential Payments Upon Termination

Termination Provisions for Compensation Plans and Programs

The table below describes the standard treatment of certain compensation that would have become payable under existing compensation plans and programs, if an NEO’s employment had terminated on December 31, 2023, in circumstances other than a Change in Control (see “Potential Payments Upon Change in Control Termination” beginning on page 103 for further details). The Compensation Committee has the authority to depart from standard treatment and to consider other factors deemed appropriate, including individual contributions to the Company, restrictive covenant agreements, as well as payments to mitigate potential legal claims, subject to any such payment being made pursuant to a statutory settlement agreement.

	Resignation	Retirement, Death, or Disability(1)	Termination with Cause(2)	Termination Without Cause(2)

Base Salary	Only earned portion	Only earned portion	Only earned portion	Only earned portion, plus compensation pursuant to statutory and common law entitlements (as applicable), subject to NEO terms of employment(3)

Annual Performance Incentive	None	Prorated portion based on actual performance achieved; determined on a case-by-case basis	None	Prorated portion based on actual performance achieved; determined on a case-by-case basis, subject to NEO terms of employment(3)

Unvested Performance Granted Share Units(4)	All unvested PGSUs lapse and are forfeited

For retirement, which is defined as age 60 for the purposes of the Plan, continue to vest according to their normal vesting schedule and are paid out in cash, provided that the participant does not join, or provide services to, a “Competitor” during the continued vesting period (see next page for details). If retirement, on or after the age of 60, occurs prior to a Change in Control, all unvested PGSUs vest and are paid out on or before the Change in Control

For termination due to death or disability, vest on the termination date or date of death, as applicable

			All unvested PGSUs lapse and are forfeited	Prorated portion of unvested PGSUs vest based on actual performance achieved and proportion of vesting period in Barrick’s employment; all remaining unvested PGSUs lapse and are forfeited

Vested Performance Granted Share Units that are held as Restricted Shares	Prohibitions lapse and cease to apply to all Restricted Shares, provided that the participant does not join, or provide services to, a “Competitor” (see below for details)	Prohibitions lapse and cease to apply to all Restricted Shares on the retirement date or date of death, as applicable	Restricted Shares will be released in three tranches: 50% on the termination date, 25% on the first anniversary of the termination date, and 25% on the second anniversary of the termination date	Prohibitions lapse and cease to apply to all Restricted Shares, provided that the participant does not join, or provide services to, a “Competitor” (see below for details)

100	Barrick Gold Corporation | 2024 Circular

	Resignation	Retirement, Death, or Disability(1)	Termination with Cause(2)	Termination Without Cause(2)

Unvested Restricted Share Units (RSUs)	Unvested RSUs are forfeited immediately	Accelerated vesting of unvested RSUs	Unvested RSUs are forfeited immediately	In accordance with the Long-Term Incentive Plan, Compensation Committee has discretion to accelerate vesting of unvested RSUs; otherwise forfeited

Retirement Plan Benefits	Entitled to receive the total amount accrued under the Executive Retirement Plan or Retirement Trust Scheme, as applicable	Entitled to receive the total amount accrued under the Executive Retirement Plan or Retirement Trust Scheme, as applicable	Entitled to receive the total amount accrued under the Executive Retirement Plan or Retirement Trust Scheme, as applicable	Entitled to receive the total amount accrued under the Executive Retirement Plan or Retirement Trust Scheme, as applicable

Benefits and Perquisites	Cease as of the last day of employment	In the case of death, benefits are extended for 31 days; otherwise, cease as of the last day of employment	Cease as of the last day of employment	Cease, subject to statutory and common law entitlements (as applicable) and NEO terms of employment(3)

(1)

“Disability” means, with respect to a non-U.S. participant, the physical or mental illness of the participant resulting in the participant’s absence from his or her full-time duties with the relevant Barrick Gold Company for a period of time that results in a termination event pursuant to the applicable long-term disability plan for the Barrick Gold Company for which the participant is employed. “Disability” means, with respect to a U.S. participant, if the participant is: (i) unable to engage in his or her full-time duties with the relevant Barrick Gold Company by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering the participant.

(2)	“Cause” is defined as:

(a)

Willful and continued failure by the participant to substantially perform the participant’s duties with the Company (other than any such failure resulting from his or her incapacity due to physical or mental illness or disability (as defined under the plan) or any such failure subsequent to the delivery to the participant of a notice of termination without cause by the Company or the delivery by the participant of a notice of termination for good reason (as defined under the plan) to the Company after a demand for substantial performance improvement has been delivered in writing to the participant by the President, the Chairman, or a committee of the Board of Directors, as appropriate, of the Company which specifically identifies the manner in which the participant has not substantially performed his or her duties);

(b)	Willful engaging by the participant in gross misconduct which is demonstrably and materially injurious to the Company, monetarily reputationally; or

(c)

The conviction of the participant of a criminal offense involving dishonesty or other moral turpitude; provided that for the purpose of footnote (2), no act or failure to act by the participant shall be considered “willful” unless done or omitted to be done by the participant in bad faith and without reasonable belief that the participant’s action or omission was in the best interests of the Company or its affiliates or subsidiaries. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board, based upon the advice of counsel for the Company or upon the instructions of a more senior officer of the Company shall be conclusively presumed to be done, or omitted to be done, by the participant in good faith and in the best interests of the Company. The Company must notify the participant of any event constituting cause within 90 days following the Company’s knowledge of its existence or such event shall not constitute Cause under the Change in Control Plan.

(3)	See the footnotes to the table under the heading “Potential Payments Upon Termination” below for more information.

(4)

For U.S. participants only, PGSUs will not accelerate in vesting under any circumstance to ensure that there are no unintentional and adverse tax consequences imposed by the Internal Revenue Code’s Section 409A.

For PGSU awards, in the event of retirement, the Compensation Committee must be satisfied that the NEO has no current or future intention to be employed by a “Competitor”. The following standard treatment applies to our NEOs who retire to join, or provide services to, a “Competitor”, or if the Compensation Committee becomes aware of any evidence to this effect before full vesting:

•	All unvested PGSU awards lapse and are forfeited; and

•

Vested PGSU awards (Restricted Shares), subject to sale and trading restrictions, will be released in three tranches: 50% on the termination date, 25% on the first anniversary of the termination date, and 25% on the second anniversary of the termination date.

Barrick Gold Corporation | 2024 Circular	101

Potential Payments Upon Termination

The table below describes and quantifies certain compensation that would have become payable under our compensation policies and programs if an NEO’s employment had been terminated on December 31, 2023. The amounts shown in the table below are the incremental amounts to which our NEOs would be entitled upon termination (except in connection with a Change in Control). This table does not show any statutory or common law benefits payable or the value of continued equity vesting pursuant to the relevant plans, as they are not considered to be incremental benefits to our NEOs.

Incremental Compensation	M. Bristow(1)	G. Shuttleworth(2)	K. Thomson(3)	M. Hill(4)	S. Bock(5)

Resignation	Nil	Nil	Nil	Nil	Nil

Termination for Cause	Nil	Nil	Nil	Nil	Nil

Termination Without Cause	$35,968,147	$15,100,849	$14,631,759	$1,461,348	$607,614

Retirement	Nil	Nil	Nil	Nil	Nil

Termination Upon Death or Disability(6)	$10,516,021	$4,969,547	$4,188,346	$3,672,741	$1,576,032

(1)

Pursuant to his termination arrangement, in the event of a termination without cause in 2023 or prior to the granting of API and LTI awards in 2024 in respect of the 2023 performance year, Dr. Bristow is entitled to receive a severance payment equal to two times base salary ($1,800,000), plus two times an amount equal to the average of his 2020, 2021, and 2022 API, plus payment of Retirement Trust Scheme contributions, and compensation for loss of benefits for a 24-month period. Compensation for loss of benefits is in lieu of Dr. Bristow’s life insurance, medical coverage, as well as automobile benefits and outplacement services. All benefits are denominated in U.S. dollars. Additionally, he is entitled to short-term and long-term incentive payments, prorated from January 1, 2023 to the date of his termination. For API, he is entitled to an amount based on the greater of the average of his 2020, 2021, and 2022 API and the result of his individual API scorecard for 2023 as determined by the Board following year-end results. For LTI, he is entitled to an amount as determined by the Compensation Committee based on the Long-Term Company Scorecard result. In the event of a termination without cause, pursuant to his termination arrangement, all unvested PGSUs will continue to vest according to the normal vesting schedule and will be paid out in cash, provided that Dr. Bristow does not join, or provide services to, a Competitor during the continued vesting period. Accordingly, the amount payable upon a termination without cause in 2023 includes $10,516,021, which represents the incremental value of the unvested PGSUs as at December 31, 2023.

(2)

Pursuant to his termination arrangement, in the event of a termination without cause in 2023 or prior to the granting of API and LTI awards in 2024 in respect of the 2023 performance year, Mr. Shuttleworth is entitled to receive a severance payment equal to two times base salary ($800,000), plus two times an amount equal to the average of his 2020, 2021, and 2022 API, plus payment of Retirement Trust Scheme contributions, and compensation for loss of benefits for a 24-month period. Compensation for loss of benefits is in lieu of Mr. Shuttleworth’s life insurance, medical coverage, as well as automobile benefits and outplacement services. The estimated value of the compensation for loss of benefits in relation to the automobile benefit has been converted from Pound sterling to U.S. dollars based on the Bank of England exchange rate as of December 31, 2023 (0.7845). All other benefits are denominated in U.S. dollars. Additionally, he is entitled to short-term and long-term incentive payments, prorated from January 1, 2023 to the date of his termination. For API, he is entitled to an amount based on the greater of the average of his 2020, 2021, and 2022 API and the result of his individual API scorecard for 2023 as determined by the Board following the end of year results. For LTI, he is entitled to an amount as determined by the Compensation Committee based on the Long-Term Company Scorecard result. In the event of a termination without cause, pursuant to his termination arrangement, all unvested PGSUs will continue to vest according to the normal vesting schedule and will be paid out in cash, provided that Mr. Shuttleworth does not join, or provide services to, a Competitor during the continued vesting period. Accordingly, the amount payable upon a termination without cause in 2023 includes $4,186,985, which represents the incremental value of the unvested PGSUs as at December 31, 2023.

(3)

Pursuant to his termination arrangement, in the event of a termination without cause in 2023 or beyond, Mr. Thomson is entitled to a severance payment equal to two times base salary ($800,000), plus two times an amount equal to the average of his 2020, 2021, and 2022 API, plus payment of Executive Retirement Plan contributions, and compensation for loss of benefits for a 24-month period. Compensation for loss of benefits is in lieu of Mr. Thomson’s medical, dental, vision care, life insurance, accidental death and dismemberment, and long-term disability coverage, as well as automobile benefits and outplacement services. The estimated value of the compensation for loss of benefits has been converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average exchange rate as at December 31, 2023 (1.3226). The estimated value of the compensation of loss of benefits in relation to outplacement services is denominated in U.S. dollars. Additionally, he is entitled to short-term and long-term incentive payments, prorated from January 1, 2023 to the date of his termination. For API, he is entitled to the greater of the average of his 2020, 2021, and 2022 API and the result of his individual API scorecard for 2023, as determined by the Compensation Committee. For LTI, he is entitled to an amount as determined by the Compensation Committee based on the Long-Term Company Scorecard results. The estimated severance payable has been converted from Canadian dollars to U.S. dollars, as applicable, based on the Bank of Canada daily average exchange rate as of December 31, 2023 (1.3226). In the event of a termination without cause, pursuant to his termination arrangement, all unvested PGSUs will continue to vest according to the normal vesting schedule and will be paid out in cash, provided that Mr. Thomson does not join, or provide services to, a Competitor during the continued vesting period. Accordingly, the amount payable upon a termination without cause in 2023 includes $4,188,346, which represents the incremental value of the unvested PGSUs as at December 31, 2023.

(4)

In the event of a termination without cause and pursuant to the PGSU Plan, Mr. Hill is entitled to a prorated portion of unvested PGSUs based on actual performance achieved and the proportion of the vesting period in Barrick’s employment. All remaining unvested PGSUs lapse and are forfeited.

(5)

In the event of a termination without cause and pursuant to the PGSU Plan, Mr. Bock is entitled to a prorated portion of unvested PGSUs based on actual performance achieved and the proportion of the vesting period in Barrick’s employment. All remaining unvested PGSUs lapse and are forfeited.

(6)

The amounts stated in the table represent the value of accelerating the vesting of unvested RSUs and PGSUs. The value of accelerating the vesting of unvested RSUs is calculated as the product of (i) the number of RSUs where restrictions lapsed because of the termination, and (ii) $18.20 (the average of the closing share price of Barrick Shares on the NYSE on the five trading days prior to the date of assumed vesting, i.e., December 31, 2023, pursuant to the Long-Term Incentive Plan). The value of accelerating the vesting of unvested PGSUs is calculated as the product of (i) the number of PGSUs where restrictions lapsed because of the termination, and (ii) for TSX-Tracking PGSUs, $18.10 (the closing share price of Barrick Shares on the TSX on December 29, 2023, and converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange on December 29, 2023, the last trading day in 2023, pursuant to the PGSU Plan); for NYSE-Tracking PGSUs, $18.09 (the closing share price of Barrick Shares on the NYSE on December 29, 2023, pursuant to the PGSU Plan).

102	Barrick Gold Corporation | 2024 Circular

Potential Payments Upon Change in Control Termination

Barrick’s Partner Change in Control Severance Plan (Change in Control Plan) ensures that the NEOs and other Partnership Plan participants are entitled to receive severance benefits in the event that their employment is terminated by the Company (other than for cause or disability), or their employment is deemed to have been terminated for Good Reason (defined on page 105) at any time within two years following a Change in Control (defined on page 104). These are “double trigger” Change in Control arrangements, requiring both a Change in Control of the Company and a qualifying termination of the employment of the NEO or Partnership Plan participant before any payments are owed. Terminations for cause or disability and resignation without Good Reason following a Change in Control would be treated in the same manner as in non-Change in Control situations.

Pursuant to the termination agreements for Messrs. Bristow, Shuttleworth, and Thomson, they are entitled to receive the greater of (a) the aggregate payments and benefits pursuant to the Change in Control Plan and (b) the aggregate payments and benefits pursuant to their respective termination agreements. See footnotes 1, 2, and 3, respectively, in the “Potential Payments Upon Termination” table on page 102 for a summary of the provisions applicable to these individual termination agreements.

The table below outlines a comparison of the standard severance treatment applicable to our NEOs and other Partnership Plan participants upon a Termination without Cause and a double-trigger Change in Control, pursuant to the Change in Control Plan and relevant provisions of each of the equity-based LTI plans:

Provision	Termination Without Cause	Termination in Connection with Change in Control

Lump Sum Cash Severance Payment (1)

Earned portion of Base Salary and prorated API award, based on actual performance achieved, determined on a case-by-case basis, plus statutory and common law entitlements (as applicable), subject to NEO terms of employment(4)

Earned portion of Base Salary and an API amount equal to the product of: (a) the maximum API opportunity assuming all relevant performance targets are met, and (b) the number of days worked up to and including the date of termination divided by 365 days, plus one times the sum of the following: the greater of: (a) base salary paid for the most recently completed fiscal year; or (b) the agreed upon base salary for the 12-months immediately following the Change in Control, plus the average of the actual API paid for the last three completed fiscal years prior to the Change in Control (or for new Partners who have not received an API payment prior to the Change in Control, one-half of the maximum API opportunity), plus the average of the actual PGSU awards granted for the last three completed fiscal years prior to the Change in Control (or for new Partners who have not been granted PGSUs prior to the Change in Control, one-half of the maximum LTI opportunity)

Performance Granted Share Units (PGSUs) (1,2)

For unvested PGSUs, the prorated portion vests based on actual performance achieved and proportion of vesting period under employment; all remaining unvested PGSUs lapse and are forfeited. Prohibitions lapse and cease to apply to all Restricted Shares

Unvested PGSU awards vest on the termination date, and are paid out in cash, except for U.S. participants whose unvested PGSU awards will continue to vest according to the normal vesting schedule to ensure compliance with the Internal Revenue Code’s Section 409A. All prohibitions on the sale and transfer of Restricted Shares lapse in the event of a bona fide third party takeover bid, provided that the takeover bid is successfully completed

Restricted Share Units (RSUs) (2,3)	Unvested units forfeited

Unvested units vest on the termination date, except for U.S. participants whose unvested RSUs will continue to vest according to the normal vesting schedule to ensure compliance with the Internal Revenue Code’s Section 409A

Retirement Benefits	The total amount accrued under the Executive Retirement Plan or Retirement Trust Scheme, as applicable

The total amount accrued under the Executive Retirement Plan or Retirement Trust Scheme, as applicable, plus two times the annual contribution that would have been credited under the Executive Retirement Plan, Retirement Trust Scheme, or a retirement contribution plan for the full fiscal year in which employment ceases

Barrick Gold Corporation | 2024 Circular	103

Provision	Termination Without Cause	Termination in Connection with Change in Control

Benefits and Perquisites	Cease, subject to statutory and common law entitlements (as applicable) and NEO terms of employment(4)

Benefits continue until the earlier of two years after termination, or the executive’s commencement of new full-time employment with a new employer. Entitlement to a lump sum payment equivalent to two times the annual fair value of the automobile benefit. U.S. participants are entitled to continued medical insurance for two years and to a lump sum payment equivalent to the fair market value of all other benefits they are entitled to for a two-year period

Reimbursement for Relocation Services	Not applicable	Up to a maximum period of 18 months following the date of termination

(1)

If the NEO or Partnership Plan participant has been designated a partner for less than three completed fiscal years prior to the Change in Control, the average of the API and/or PGSU awards will be calculated based on the average of the actual number of years that the NEO or Partnership Plan participant has been designated a partner. If no API or PGSU award has been paid to the NEO or Partnership Plan participant since being designated a partner, then one-half of the maximum API and/or maximum yearly PGSU Plan award that would be payable or granted to the NEO or Partnership Plan participant will be used to determine the Lump Sum Cash Severance Payment. For certainty, the API paid or payable, and the PGSU award granted or to be granted, will be annualized in circumstances where the NEO or Partnership Plan participant was not employed by the Company for the whole of an applicable fiscal year.

(2)

For U.S. participants only, paragraph (i) in the Change in Control definition below is replaced by “the acquisition by any individual, entity or group of individuals or entities acting jointly or in concert of beneficial ownership of 30% or more of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors other than as part of and at the time of completion of a transaction described in paragraph (iii) of the Change in Control definition below, provided, however, that for the purposes of paragraph (i), the acquisition by the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any company controlled by the Company of Barrick Shares or other Voting Securities shall not constitute a Change in Control.”

(3)	In addition, the Compensation Committee may, in its discretion, accelerate vesting of unvested RSUs.

(4)	See the footnotes to the table under the heading “Potential Payments Upon Termination” above for more information.

Other Terms and Provisions

The Change in Control Plan prohibits NEOs and Partnership Plan participants from soliciting Barrick people for a period of two years following termination. NEOs and Partnership Plan participants are required to maintain the confidentiality of any confidential or proprietary information concerning Barrick for a period of three years following termination.

Change in Control Definitions

Pursuant to the Change in Control Plan, a “Change in Control” is generally defined as:

(i)

The acquisition by any individual, entity or group of individuals or entities acting jointly or in concert, of 30% or more of either (A) the then outstanding Barrick Shares, or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors other than as part of and at the time of completion of a transaction described in (iii) below; provided, however, that the acquisition by the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company shall not constitute a Change in Control;

(ii)

Individuals who constitute the Board at the time the Change in Control Plan took effect (Incumbent Board) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual who becomes a director who was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board will be deemed to be a member of the Incumbent Board. For greater certainty, this excludes any such individual whose initial assumption of office occurs as a result of an actual or threatened proxy contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of any individual, entity or group of individuals or entities other than the management or the Board;

(iii)

The consummation of a reorganization, merger, amalgamation, plan of arrangement or consolidation of or involving the Company or a sale or other disposition of all or substantially all of the assets of the Company or an acquisition of assets, in a single transaction or in a series of linked transactions (Business Combination), in each case, unless: (A) the beneficial owners of the then outstanding Barrick Shares and other voting securities prior to such Business Combination continue to hold more than 50% of the beneficial ownership of the outstanding Barrick Shares and voting securities of the Company or continuing corporation following the Business Combination, (B) no individual, entity or group of individuals or entities (excluding any employee benefit plan (or related trust) sponsored or maintained by the Company or continuing corporation) beneficially owns 30% or more of the then outstanding Barrick Shares and voting securities of the Company or continuing corporation, and (C) at least a majority of the members of the board of directors of the Company or continuing corporation were members of the Incumbent Board at the time of the execution of the definitive agreement providing for such Business Combination or, in the absence of such an agreement, at the time at which approval of the Board was obtained for such Business Combination;

(iv)

The sale or other disposition of assets of the Company, in a single transaction or in a series of linked transactions, (A) having an aggregate net asset value of more than 50% of the aggregate net asset value of the consolidated assets of the Company or (B) which generate, in aggregate, more than 50% of the net income from continuing operations or net cash flow during the last completed fiscal year or during the current fiscal year, in each case on a consolidated basis; or

104	Barrick Gold Corporation | 2024 Circular

(v)	Approval by the shareholders of the Company of the complete liquidation or dissolution of the Company.

“Good Reason” generally means the occurrence, after a Change in Control, of any of the following events without the participant’s written consent:

(i)

The assignment to the participant of any duties inconsistent in any respect with the participant’s position (including status, offices or titles held, or reporting requirements), authority, duties or responsibilities with the Company from that which existed immediately prior to such Change in Control, or in the salary, annual performance incentive, or other compensation, benefits, expense allowance or expense reimbursement rights, office location or support staff previously provided to the participant, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the participant and, with respect to the participant’s annual performance incentive, excluding any diminution in the participant’s annual performance incentive that (A) was determined in accordance with and using the same policies and practices that were used to determine the participant’s annual performance incentive in the fiscal year immediately preceding the fiscal year in which the Change in Control occurs; and (B) does not represent a reduction greater than 10% of the agreed maximum annual performance incentive, if any, which is payable to the participant under the compensation terms in effect immediately prior to the Change in Control;

(ii)

Any failure by the Company to comply with any other terms of the participant’s employment as in effect immediately prior to such Change in Control such as salary or annual performance incentive review, allowable activities, and vacation, other than an isolated, insubstantial, and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the participant;

(iii)

The Company requiring the participant to (A) be based at any office or location other than: (1) within 50 kilometers of the participant’s office or location immediately prior to the Change in Control, or (2) at any other office or location previously agreed to in writing by the participant; or (B) travel on business to an extent substantially greater than the travel obligations of the participant immediately prior to the Change in Control; or

(iv)	Any other purported termination by the Company of the participant’s employment, other than for Cause.

Estimated Payments Upon Change in Control Termination

The following table estimates the amounts that would have been payable to our NEOs in the circumstance of a termination within two years following a Change in Control. Except as noted below, estimated amounts provided in the table below assume that a Change in Control occurred and the NEO’s employment terminated on December 31, 2023. Amounts payable pursuant to a double trigger Change in Control situation are calculated according to the Change in Control Plan.

Consistent with our historical disclosure, this table does not show any statutory or common law benefits payable in the event of termination without cause in the absence of a Change in Control, or the value of continued equity vesting, as they are not considered to be incremental benefits to our NEOs.

Incremental Compensation	M. Bristow(1)	G. Shuttleworth(2)	K. Thomson(3)	M. Hill	S. Bock

a) Change in Control (Termination)

Cash Severance(4):

Annual Total Direct Compensation	$13,608,000	$5,597,105	$5,471,390	$4,737,831	$2,192,009

API Award	$5,400,000	$2,400,000	$2,400,000	$2,175,000	$1,575,000

Incremental Executive Retirement Plan, Retirement Trust Scheme, or Cash in Lieu of Pension Contributions, as applicable	$1,927,800	$839,694	$801,980	$700,370	$357,699

Unvested Equity Acceleration:

RSUs(5)	Nil	$782,562	Nil	Nil	Nil

PGSUs(6)	$10,516,021	$4,186,985	$4,188,346	$3,672,741	$1,576,032

Benefits and Perquisites:

Compensation in lieu of Benefits and Perquisites(7)	$264,004	$112,631	$57,038	$44,079	$19,884

Job Relocation Counselling Service (up to 18 months)(8)	$20,000	$15,000	$15,000	$15,000	$15,000

Total	$31,735,825	$13,933,976	$12,933,754	$11,345,021	$5,735,624

b) Change in Control (No Termination)

Total	Nil	Nil	Nil	Nil	Nil

Barrick Gold Corporation | 2024 Circular	105

(1)

Pursuant to his termination agreement and assuming his employment terminated on December 31, 2023, Dr. Bristow would have been entitled to receive $35,968,147, which represents the greater of (a) the aggregate payment and benefit entitlements pursuant to the Change in Control Plan and (b) the aggregate payments and benefits pursuant to his termination agreement.

(2)

Pursuant to his termination agreement and assuming his employment terminated on December 31, 2023, Mr. Shuttleworth would have been entitled to receive $15,100,849, which represents the greater of (a) the aggregate payment and benefit entitlements pursuant to the Change in Control Plan and (b) the aggregate payments and benefits pursuant to his termination agreement.

(3)

Pursuant to his termination agreement and assuming his employment terminated on December 31, 2023, Mr. Thomson would have been entitled to receive $14,631,759, which represents the greater of (a) the aggregate payment and benefit entitlements pursuant to the Change in Control Plan and (b) the aggregate payments and benefits pursuant to his termination agreement.

(4)

For the purposes of this analysis, the Cash Severance for each NEO is determined pursuant to the “Lump Sum Cash Severance Payment” section in “Potential Payments upon Change in Control Termination” beginning on page 103. For Messrs. Bristow, Shuttleworth, Thomson, and Bock, the amount is denominated in U.S. dollars. For Mr. Hill, applicable amounts are converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average exchange rate as of December 31, 2023 (1.3226).

(5)

The amounts stated in the table represent the product of: (a) the number of RSUs eligible for accelerated vesting because of the Change in Control termination and (b) $18.20 (the average closing price of Barrick Shares on the NYSE, on the five trading days prior to the date of assumed vesting, December 31, 2023, pursuant to the Long-Term Incentive Plan).

(6)

The amounts stated in the table represent the product of: (a) the number of PGSUs eligible for accelerated vesting because of the Change in Control termination, and (b) for TSX-Tracking PGSUs, $18.10 (the closing share price of Barrick Shares on the TSX on December 29, 2023, and converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange on December 31, 2023, pursuant to the PGSU Plan); for NYSE-Tracking PGSUs, $18.09 (the closing share price of Barrick Shares on the NYSE on December 29, 2023, pursuant to the PGSU Plan).

(7)

The Change in Control Plan provides benefit continuation under all life insurance, medical, dental, health and accidental and disability plans for a period of 24 months for each NEO. Barrick will also provide a cash payment in lieu of an automobile benefit for a two-year period for each NEO. For Messrs. Bristow, Hill, and Bock, the annual amounts shown are denominated in U.S. dollars. For Mr. Shuttleworth, the annual amounts shown are denominated in U.S. dollars except for the automobile benefit, which has been converted from Pound sterling to U.S. dollars based on the Bank of England daily average exchange rate as of December 31, 2023 (0.7845). For Mr. Thomson, the annual amounts shown below have been converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange as of December 31, 2023 (1.3226). The total costs have then been multiplied by two for each of Messrs. Bristow, Shuttleworth, Thomson, Hill, and Bock pursuant to the Change in Control Plan.

Benefits and Perquisites for Severance Calculation

	Life, AD&D, and Long-Term Disability	Health / Medical	Automobile Benefit	Total	Multiple	Continued Benefits and Perquisites

M. Bristow	$98,440	$13,562	$20,000	$132,002	2x	$264,004

G. Shuttleworth	$27,456	$13,563	$15,296	$56,316	2x	$112,631

K. Thomson	$7,348	$6,049	$15,122	$28,519	2x	$57,038

M. Hill	$8,888	$13,151	Nil	$22,039	2x	$44,079

S. Bock	$9,942	Nil	Nil	$9,942	2x	$19,884

(8)

The Change in Control Plan provides for job relocation counselling services, for a period not to exceed 18 months. The amounts shown here are based on an estimated cost of $20,000 for Dr. Bristow, and $15,000 for Messrs. Shuttleworth, Thomson, Hill, and Bock.

106	Barrick Gold Corporation | 2024 Circular

2023 Compensation of the Executive Chairman

The compensation arrangements for the Executive Chairman were established on January 1, 2020. Consistent with these arrangements, for 2023, the Executive Chairman received an annual base salary of $2,500,000 and he was eligible for an annual LTI award up to a maximum opportunity of 175% of base salary with payout 100% linked to Barrick’s relative TSR performance versus the MSCI Index over a three-year lookback period (with at least 60% of any LTI award to be delivered in After-Tax Shares that are subject to market-leading holding requirements and our Clawback Policy). He was also eligible to receive annual Company contributions to the Executive Retirement Plan equal to 15% of base salary, as well as other benefits and perquisites including health, dental, life, disability, and accidental death and dismemberment coverage.

In connection with the Executive Chairman’s transition to Chairman effective February 13, 2024, there will be no further awards made under this legacy compensation framework.

Legacy LTI Approach for the Executive Chairman

LTI opportunity is capped at 175% of salary

In 2020, the Compensation Committee, in consultation with its independent compensation consultant, WTW, reviewed 25th percentile, median, and 75th percentile top executive pay from our Global Peer Group and the broader market, including companies with both Chief Executive Officer and Executive Chairman roles.

At the time, the Compensation Committee considered several factors to determine the appropriate LTI opportunity for the Executive Chairman, including the return to his core responsibilities of guiding Barrick’s business decisions on a macro level, the value of his individual contributions, and benchmarking data, without placing specific emphasis on any one factor. Since 2020, the maximum LTI opportunity has been reviewed annually to ensure that it remained commensurate with the Executive Chairman’s role and contribution to Barrick. There have been no changes to the Executive Chairman’s capped LTI opportunity of 175% of base salary or $4.375 million since 2020.

LTI award is determined based on three-year relative and absolute TSR performance versus the MSCI Index

100% of the value of any LTI awarded to the Executive Chairman is tied to Barrick’s three-year relative and absolute TSR performance versus the MSCI Index. We set the highest performance standards and therefore LTI is only awarded if Barrick outperforms the median TSR of the MSCI Index. All LTI awards are capped at 50% of maximum if Barrick outperformed the median of the MSCI Index constituents, but did not deliver positive total shareholder returns over the same three-year performance period. The satisfaction of both of these requirements reflects the long-term nature of Barrick’s business model and investment horizon. Above median performance is incrementally rewarded using a straight-line vesting schedule to promote a shared experience between our Executive Chairman and our fellow owners. LTI awards are not guaranteed.

Highlights of how the Executive Chairman’s LTI award is linked to relative and absolute TSR performance:

✓   No LTI is awarded if Barrick’s relative TSR performance is below the median of the MSCI Index.

✓   Full vesting is only achieved if Barrick’s relative TSR significantly outperforms the median TSR of MSCI Index constituents (i.e., at 75th percentile or greater).

✓   LTI awards are capped at 50% of maximum if Barrick outperforms the median TSR of the MSCI Index constituents, but does not deliver positive TSR over the same three-year performance period.

Barrick Gold Corporation | 2024 Circular	107

At least 60% of the LTI award is delivered in After-Tax Shares that are subject to market-leading holding requirements and clawback

Ensuring that the Executive Chairman’s compensation continues to be structured to maintain a strong focus on creating sustainable, long-term shareholder value was another priority when the framework was redesigned in 2020. A majority of the after-tax value of the Executive Chairman’s LTI award is used to purchase After-Tax Shares. These After-Tax Shares cannot be sold or otherwise disposed of until the later of: (a) three years from the date of purchase, and (b) the date the Executive Chairman retires or leaves the Company. Holding restrictions will continue to apply to all Barrick Shares awarded to our Executive Chairman as LTI, even though our Executive Chairman has already exceeded his share ownership requirement. These holding requirements, which apply through the commodity price cycle and potentially into retirement, result in required ownership that far exceeds the long-term compensation holding requirements of our peers. In our view, these long-term holding requirements, combined with our Executive Chairman’s already significant share ownership position, encourages our Executive Chairman to take a long-term view and to deliver sustainable value for our fellow owners.

Any LTI awarded to the Executive Chairman is subject to Barrick’s Clawback Policy, as described under the heading “Compensation Discussion and Analysis – Compensation Governance and Oversight – Managing Compensation Risks – Clawback Policy and Executive Officer Recovery Policy” on page 88.

2023 Performance Considerations for the Executive Chairman

LTI awards for the Executive Chairman are determined entirely based on our three-year relative and absolute TSR performance. For 2023, the three-year performance period was from January 1, 2021 to December 31, 2023, based on a performance condition that requires Barrick to deliver TSR outperformance versus the median of the MSCI Index and positive TSR over the same three-year performance period (i.e., 2021 - 2023).

Application of the relative TSR vesting curve

The Compensation Committee noted that Barrick’s three-year TSR performance from January 1, 2021 to December 31, 2023 was -16.2% and positioned at the 24th percentile of the constituents of the MSCI Index, which fell below the threshold required to qualify for vesting. Applying the relative TSR vesting curve and reinforcing the ongoing commitment to ensure that the Executive Chairman’s compensation reflects the shareholder experience, the Compensation Committee recommended, and the independent directors of the Board approved, that no LTI Award would be made in respect of Barrick’s three-year relative TSR performance.

Three-year Relative TSR performance*	24th percentile

Three-year Absolute TSR performance*	-16.2%

TSR vesting outcome based on the vesting curve	Nil

* TSR performance assumes dividend reinvestment and is calculated based on a one-month opening and closing averaging period

2023 Total Compensation for the Executive Chairman

$2,913,976, comprising a base salary of $2,500,000, pension contribution equal to 15% of his salary ($375,000), and benefits and perquisites of $38,976.

108	Barrick Gold Corporation | 2024 Circular

Other Information

Equity Compensation Plan Information

Barrick has two compensation plans under which Barrick Shares are authorized for issuance: the 2004 Plan and the Amended and Restated Stock Option Plan (the Amended and Restated Plan, and collectively with the 2004 Plan, the Option Plans). In 2007, shareholder and regulatory approval was obtained for amendments to the 2004 Plan.

The purpose of the Option Plans is to provide key individuals and consultants of the Company and its subsidiaries with compensation opportunities that encourage share ownership and enhance our ability to attract, retain, and motivate key personnel. The Option Plans are designed to reward significant performance achievements.

The Company’s directors are eligible to receive options to acquire Barrick shares under the Amended and Restated Plan, but no options have been granted to non-executive directors since 2003. No options have been granted from the Amended and Restated Plan since 2015. Non-executive directors are not eligible to participate in the 2004 Plan, and no options have been granted from the 2004 Plan since 2013. In 2013, the Compensation Committee decided to cease granting options as a component of executive compensation going forward. None of the NEOs have outstanding stock options and, as of March 20, 2024, there are no outstanding options under the Amended and Restated Plan or the 2004 Plan, taking into account options that have been exercised, forfeited, or cancelled.

The Compensation Committee administers the Option Plans. All grants of options are subject to approval by the Board.

The following table provides information as of December 31, 2023 and March 1, 2024 regarding Barrick Shares issuable upon the exercise of options under each of our Option Plans, as well as the number of Barrick Shares available for issuance under each such plan.

Equity Compensation Plans

Option Plans Approved by Shareholders	Number of Barrick Shares to be Issued on Exercise of Outstanding Options (a)		Weighted Average Exercise Price of Outstanding Options (b)		Number of Barrick Shares Available for Future Issuance Under Option Plans (c)
	As at December 31, 2023	As at March 1, 2024	As at December 31, 2023	As at March 1, 2024	As at December 31, 2023	As at March 1, 2024

Amended and Restated Plan	Nil	Nil	N/A	N/A	6,480,212	6,480,212

2004 Plan	Nil	Nil	N/A	N/A	7,604,512	7,604,512

Key Features of our Option Plans

	Amended and Restated Plan	2004 Plan

Maximum Number of Barrick Shares Issuable	35,000,000 Barrick Shares.	16,000,000 Barrick Shares.

Total Barrick Shares Issued and Issuable as of March 1, 2024	22,488,288 Barrick Shares, or 1.27% of the Company’s issued share capital, of which no Barrick Shares are currently issuable on the exercise of outstanding options.(1)	8,395,488 Barrick Shares, or 0.48% of the Company’s issued share capital, of which no Barrick Shares are currently issuable on the exercise of outstanding options.(2)

Options Available for Issue as of March 1, 2024	6,480,212 options available for grant, or 0.37% of the Company’s issued share capital.	7,604,512 options available for grant, or 0.43% of the Company’s issued share capital.

Options Issued in 2023	No options were issued in 2023.	No options were issued in 2023.

Barrick Gold Corporation | 2024 Circular	109

	Amended and Restated Plan	2004 Plan

Issuance Limits	The total number of Barrick Shares to be optioned to any optionee together with any Barrick Shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of the number of Barrick Shares on the date of the grant.

The total number of Barrick Shares to be optioned to any optionee together with any shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of Barrick Shares on the date of grant.

In addition, the 2004 Plan (a) limits the aggregate number of Barrick Shares issuable to our insiders under any of our share compensation plans to not greater than 10% of our issued and outstanding Barrick Shares and (b) limits the number of Barrick Shares issued to our insiders in any one year period under any of our share compensation plans to not greater than 10% of our issued and outstanding Barrick Shares.

(1)

As of March 1, 2024, 22,244,288 Barrick Shares had been issued pursuant to options granted under the Amended and Restated Plan, representing 1.27% of the Company’s outstanding capital as of that date. As of December 31, 2023, there were no options outstanding to purchase Barrick Shares under the Amended and Restated Plan, taking into account options that have been exercised, forfeited, or cancelled.

(2)

As of March 1, 2024, 8,395,488 Barrick Shares had been issued pursuant to options granted under the 2004 Plan, representing 0.48% of the Company’s outstanding capital as of that date. As of December 31, 2023, there were no options outstanding to purchase Barrick Shares under the 2004 Plan, taking into account options that have been exercised, forfeited, or cancelled.

Key Terms and Conditions of the Amended and Restated Plan

Maximum Option Term	10 years from date of grant.
Exercise Price

The exercise price of each option granted under the Amended and Restated Plan is determined by the Compensation Committee. Each option granted has an exercise price not less than the closing price of Barrick Shares on the TSX on the last trading day before the day the option is granted.

Vesting and Exercise of Options

Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of 10 years, vesting over a period of four years. The Amended and Restated Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are entitled to Change in Control benefits under the Company’s Change in Control Plan.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.
Expiry of Options

Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause, but including termination by reason of the death of the optionee, then the option may be exercised within three months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such option at the date of the termination of employment or death of the optionee. However, in the case of the optionee’s death, the Committee may in its discretion extend the time in which the optionee’s legal representative can exercise an option to a date that does not exceed the original expiration date of the option.

Termination and Amendments

The Board may at any time terminate the Amended and Restated Plan and may amend such plan in such respects as the Board deems appropriate, subject to regulatory or shareholder approval where required, provided that amendments or termination may not alter or impair options previously granted under the Amended and Restated Plan without the consent of the applicable optionee.

110	Barrick Gold Corporation | 2024 Circular

Key Terms and Conditions of the 2004 Plan

Maximum Option Term	Seven years from date of grant.
Exercise Price

The exercise price of each option granted under the 2004 Plan is determined by the Compensation Committee. The exercise price of each option granted may not be less than the closing price of Barrick Shares on either the TSX or NYSE, as determined by the Committee, on the last trading day before the day the option is granted. Repricing of options is expressly prohibited.

The 2004 Plan permits the granting of options during a Blackout Period at an exercise price equal to the greater of: (a) the market price of Barrick Shares at the time of grant, and (b) the market price of Barrick Shares at the close of trading on the first business day following the expiry of the Blackout Period, provided that in no event shall any options granted during the Blackout Period be exercisable until after the exercise period has been fixed.

“Blackout Period” means a period in which trading of our securities by an option holder is restricted pursuant to: (a) the Company’s written policies (such as the Insider Trading Policy), or (b) a trading blackout imposed on an option holder by the Company.

Vesting and Exercise of Options

Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of seven years, vesting over a period of four years. The 2004 Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are entitled to Change in Control benefits under the Company’s Change in Control Plan.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.
Expiry of Options

Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death, termination of employment other than for cause, and retirement.

In the event an option would otherwise expire during or within 10 business days of a Blackout Period, the expiry date of the option is extended to the date that is the tenth business day following the date of expiry of the Blackout Period.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the options may be exercised within six months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such option at the date of the termination of employment or death of the optionee. However, the Committee may in some cases accelerate the vesting of any unvested options or extend the time in which the optionee, or in the case of the optionee’s death, the optionee’s legal representative, can exercise an option to a date that does not exceed the earlier of the original expiration date of the option and three years from the termination of employment or death of the optionee, as the case may be.

Termination and Amendments

The Board may amend, suspend, discontinue, or terminate the 2004 Plan and any outstanding option granted under such plan at any time without notice to or approval by the shareholders of the Company (provided that, in the case of any action taken in respect of an outstanding option, the optionee’s consent to such action is required unless the Board determines that the action would not materially and adversely affect such optionee), for any purpose whatsoever, provided that all material amendments to the 2004 Plan shall require the prior approval of the shareholders of the Company. The 2004 Plan sets out a non-exhaustive list of the types of non-material amendments that the Board is entitled to make without shareholder approval.

Performance Measures	Subject to the approval of the Board, the Committee may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the optionee. The Compensation Committee may consider one or more of the following performance measures: net income, cash flow, net asset value, production performance, production growth, and reserve growth. Individual performance measures that the Committee may implement under the 2004 Plan will vary according to the individual’s ability to affect business results. However, as noted on page 109 of this Circular, in 2013 the Compensation Committee decided to cease granting stock options as a component of executive compensation. No outstanding options are subject to performance measures.

Barrick Gold Corporation | 2024 Circular	111

Burn Rate of our Option Plans

The table below sets out the burn rate of the Amended and Restated Plan and the 2004 Plan for the three most recently completed fiscal years. The “burn rate” is defined as the number of options granted in a fiscal year divided by the weighted average number of Barrick Shares outstanding in that year. No options were granted in 2021, 2022, or 2023.

Burn Rates	As at December 31, 2021	As at December 31, 2022	As at December 31, 2023
Amended and Restated Plan	N/A	N/A	N/A
2004 Plan	N/A	N/A	N/A

Directors’ and Officers’ Indemnification

Subject to the provisions of the BCBCA, our Articles provide that we will indemnify a current or former director or officer, or another individual who acts or acted at the Company’s request as a director or officer (or equivalent) of another entity against all eligible penalties to which such person is or may be liable, and the Company must indemnify, and pay expenses in advance of the final disposition of an eligible proceeding in accordance with, and to the fullest extent permitted by, the BCBCA. We have also entered into indemnity agreements with directors and officers of the Company in respect of the foregoing. If we become liable under the terms of such indemnity agreements and/or our Articles, our insurance coverage will extend to our liability; however, each claim will be subject to a deductible of $2.5 million or $5 million, depending on the nature of the claim.

Use of Non-GAAP Financial Performance Measures

This Circular refers to “EBITDA”, “Adjusted EBITDA”, “Adjusted EBIT”, “Adjusted Net Earnings”, “Adjusted Net Earnings per Share”, “Free Cash Flow”, “Total Cash Costs per ounce”, “C1 Cash Costs”, “All-in Sustaining Costs per ounce”, and “All-in costs per ounce”, each of which is a non-GAAP financial measure without a standard meaning under IFRS. These measures may therefore not be comparable to similar measures presented by other companies. Set out below is a description of each of these measures and why we use them, together with a reconciliation to the most directly comparable measure under IFRS.

EBIT and Adjusted EBIT

EBIT is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs; and
•	Finance income.

Adjusted EBIT is Adjusted EBITDA less depreciation. Other companies may calculate these measures differently. Please refer to the next section for a description of EBITDA, Adjusted EBITDA and a table that reconciles these non-GAAP measures to the most directly comparable IFRS measure.

EBITDA, Adjusted EBITDA and Attributable EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Finance income; and
•	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to adjusted EBITDA, we are also providing attributable EBITDA, which we introduced in the third quarter of 2023 and removes the non-controlling interest portion from our adjusted EBITDA measure. Prior periods have been presented to allow for comparability. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and non-controlling interests. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. Attributable EBITDA further removes the non-controlling interest portion. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional

112	Barrick Gold Corporation | 2024 Circular

information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented. Additionally, it is aligned with how we present our forward-looking guidance on gold ounces and copper pounds produced.

EBITDA, adjusted EBITDA and attributable EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, adjusted EBITDA and attributable EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, adjusted EBITDA and attributable EBITDA differently.

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

($ millions)	For the years ended December 31

	2023	2022	2021

Net earnings	$1,953	$1,017	$3,288

Income tax expense	861	664	1,344

Finance costs, net[1]	83

Depreciation	2,043	1,997	2,102

EBITDA	4,940	3,913	7,041

Impairment charges (reversals) of non-current assets[2]	312	1,671	(63)

Acquisition/disposition gains[3]	(364)	(405)	(213)

Loss on currency translation	93	16	29

Other expense (income) adjustments[4]	96	17	73

Income tax expense, net finance costs[1], and depreciation from equity investees	397	401	391

Adjusted EBITDA	5,474	5,613	7,258

Non-controlling interests	(1,487)	(1,584)	(2,011)

Attributable EBITDA	3,987	4,029	5,247

Revenues – as adjusted[5]	9,411	9,147	9,829

Adjusted EBITDA margin[6]	42%	44%	53%

1	Finance costs exclude accretion.

2

Net impairment charges for the three months and year ended December 31, 2023 mainly relate to a long-lived asset impairment at Long Canyon. For the year ended December 31, 2022, net impairment charges primarily relate to a goodwill impairment at Loulo-Gounkoto, and non-current asset impairments at Veladero and Long Canyon, partially offset by an impairment reversal at Reko Diq.

3

Acquisition/disposition gains for the three months and year ended December 31, 2023 primarily relate to a gain on the reopening of the Porgera mine as the conditions for the reopening were completed on December 22, 2023. For the year ended December 31, 2022, acquisition/disposition gains primarily relate to a gain as Barrick’s interest in the Reko Diq project increased from 37.5% to 50% and the sale of two royalty portfolios.

4

Other expense (income) adjustments for the three months and year ended December 31, 2023 mainly relate to changes in the discount rate assumptions on our closed mine rehabilitation provision and care and maintenance expenses at Porgera. The year ended December 31, 2023 was further impacted by the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership. For the year ended December 31, 2022, other expense (income) adjustments mainly relate to a net realizable value impairment of leach pad inventory at Veladero, care and maintenance expenses at Porgera and supplies obsolescence write-off at Bulyanhulu and North Mara.

5	Refer to Reconciliation of Sales to Realized Price per pound/ounce on page 87 of Barrick’s Q4 MD&A and Financial Statements.

6	Represents Attributable EBITDA divided by revenues—as adjusted.

Adjusted Net Earnings

“Adjusted net earnings” is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Acquisition/disposition gains/losses;
•	Foreign currency translation gains/losses;
•	Significant tax adjustments;
•	Other items that are not indicative of the underlying operating performance of our core mining business; and
•	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses, and significant tax adjustments do not

Barrick Gold Corporation | 2024 Circular	113

reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the years ended December 31
	2023	2022	2021
Net earnings attributable to equity holders of the Company	$ 1,272	$ 432	$2,022
Impairment charges (reversals) related to non-current assets[1]	312	1,671	(63)
Acquisition/disposition gains[2]	(364)	(405)	(213)
Loss on currency translation	93	16	29
Significant tax adjustments[3]	220	95	125
Other expense adjustments[4]	96	17	73
Non-controlling interest[5]	(98)	(274)	64
Tax effect[5]	(64)	(226)	28
Adjusted net earnings	$1,467	$1,326	$2,065
Net earnings per share[6]	0.72	0.24	1.14
Adjusted net earnings per share[6]	0.84	0.75	1.16

1

Net impairment charges for the year ended December 31, 2023 mainly relate to a long-lived asset impairment at Long Canyon. For the year ended December 31 2022, net impairment charges primarily relate to a goodwill impairment at Loulo-Gounkoto, and non-current asset impairments at Veladero and Long Canyon, partially offset by an impairment reversal at Reko Diq.

2

Acquisition/disposition gains for the year ended December 31, 2023 primarily relate to a gain on the reopening of the Porgera mine as the conditions for the reopening were completed on December 22, 2023. For the year ended December 31, 2022, acquisition/disposition gains primarily relate to a gain as Barrick’s interest in the Reko Diq project increased from 37.5% to 50% and the sale of two royalty portfolios.

3

Significant tax adjustments in 2023 primarily relate to deferred tax recoveries as a result of impairment charges; foreign currency translation gains and losses on tax balances; the resolution of uncertain tax positions; the impact of prior year adjustments; the impact of nondeductible foreign exchange losses; and the recognition and derecognition of deferred tax assets. In 2022, significant tax adjustments primarily relate to deferred tax recoveries as a result of net impairment charges; foreign currency translation gains and losses on tax balances; the Porgera mine continuing to be on care and maintenance; updates to the rehabilitation provision for our non-operating mines; and the recognition and de-recognition of deferred tax assets.

4

Other expense adjustments for the year ended December 31, 2023 mainly relate to changes in discount rate assumptions on our closed mine rehabilitation provision, care and maintenance expenses at Porgera, and the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership. For the year ended December 31, 2022, other expense adjustments mainly relate to a net realizable value impairment of leach pad inventory at Veladero, care and maintenance expenses at Porgera and supplies obsolescence write-off at Bulyanhulu and North Mara.

5	Non-controlling interest and tax effect for the current year primarily relates to impairment charges (reversals) related to non-current assets.

6	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure

114	Barrick Gold Corporation | 2024 Circular

is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the years ended December 31
	2023	2022	2021
Net cash provided by operating activities	$3,732	$3,481	$4,378
Capital expenditures	(3,086)	(3,049)	(2,435)
Free cash flow	$646	$432	$1,943

Total cash costs per ounce, All-in sustaining costs per ounce, and All-in costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick) (WGC). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and includes minesite sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that our use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but do not reflect a reduction in costs for costs associated with other metal sales.

Barrick Gold Corporation | 2024 Circular	115

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)	For the years ended December 31
	2023	2022	2021
Cost of sales applicable to gold production	7,178	$6,813	$6,504
Depreciation	(1,756)	(1,756)	(1,889)
Cash cost of sales applicable to equity method investments	260	222	217
By-product credits	(252)	(225)	(285)
Non-recurring items[1]	0	(23)	0
Other[2]	18	(23)	(48)
Non-controlling interests[3]	(1,578)	(1,442)	(1,261)
Total cash costs	3,870	$3,566	$3,238
General & administrative costs	29	$151	$151
Minesite exploration and evaluation costs[4]	4	75	64
Minesite sustaining capital expenditures[5]	569	2,071	1,673
Sustaining leases	7	38	41
Rehabilitation - accretion and amortization (operating sites)[6]	20	50	50
Non-controlling interest, copper operations and other[7]	(230)	(900)	(636)
All-in sustaining costs	1,429	$5,059	$4,581
Global exploration and evaluation and project costs[4]	99	$275	$223
Community relations costs not related to current operations	1	0	0
Project capital expenditures[5]	278	949	747
Non-sustaining leases	0	0	0
Rehabilitation - accretion and amortization (non-operating sites)[6]	7	19	13
Non-controlling interest and copper operations and other[7]	(112)	(327)	(240)
All-in costs	1,702	$5,975	$5,324
Ounces sold - equity basis (000s ounces)[8]	1,042	4,141	4,468
Cost of sales per ounce[9,10]	1.359	$1,241	$1,093
Total cash costs per ounce[10]	982	$862	$725
Total cash costs per ounce (on a co-product basis)[10,11]	1,026	897	765
All-in sustaining costs per ounce[10]	1,364	$1,222	$1,026
All-in sustaining costs per ounce (on a co-product basis)[10,11]	1,408	1,257	1,066
All-in costs per ounce[10]	1,627	$1,443	$1,192
All-in costs per ounce (on a co-product basis)[10,11]	1,671	1,478	1,232

1	Non-recurring items

These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs. Non-recurring items for the year ended December 31, 2022 relate to a net realizable value impairment of leach pad inventory at Veladero.

2	Other

Other adjustments for the year ended December 31, 2023 include the removal of total cash costs and by-product credits associated with assets which are producing incidental ounces of $3 million (2022: $24 million; 2021: $51 million). This includes Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021 and Buzwagi starting in the fourth quarter of 2021.

3	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $2,192 million, for the year ended December 31, 2023 (2022: $2,032 million; 2021: $1,923 million). Non-controlling interests include Nevada Gold Mines, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu and Buzwagi up until the third quarter of 2021. Refer to note 5 to the Financial Statements for further information.

4	Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects.

5	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in 2023 were the expansion project at Pueblo Viejo and the solar projects at Nevada Gold Mines and Loulo-Gounkoto.

6	Rehabilitation – accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

7	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interests of Nevada Gold Mines, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu and Buzwagi (up until the third quarter of 2021) operating segments. It

116	Barrick Gold Corporation | 2024 Circular

also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021 and Buzwagi starting in the fourth quarter of 2021. The impact is summarized as the following:

($ millions)	For the years ended
Non-controlling interest, copper operations and other	2023	2022	2021
General & administrative costs	$(9)	$(31)	$(21)
Minesite exploration and evaluation costs	(14)	(27)	(19)
Rehabilitation - accretion and amortization (operating sites)	(21)	(16)	(14)
Minesite sustaining capital expenditures	(780)	(826)	(582)
All-in sustaining costs total	(824)	$(900)	$(636)
Global exploration and evaluation and project costs	(118)	$(32)	$(19)
Project capital expenditures	(305)	(295)	(221)
All-in costs total	(423)	$(327)	$(240)

8	Ounces sold – equity basis

Figures remove the impact of Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

9	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $3 million for the year ended December 31, 2023 (2022: $24 million; 2021: $20 million); Golden Sunlight of $nil for the year ended December 31, 2023 (2022: $nil; 2021: $nil); up until its divestiture in June 2021, Lagunas Norte of $nil for the year ended December 31, 2023 (2022: $nil million; 2021: $37 million); and starting in the fourth quarter of 2021, Buzwagi of $nil for the year ended December 31, 2023 (2022: $nil; 2021: $nil), which are producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

10	Per ounce figures
Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

11	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce, and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the years ended
	2023	2022	2021
By-product credits	252	$225	$285
Non-controlling interest	(81)	(78)	(108)
By-product credits (net of non-controlling interest)	171	$147	$177

Technical Information

The scientific and technical information in this Circular has been reviewed and approved by Simon Bottoms, Cgeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive, a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2023. Complete mineral reserve and mineral resource data for all mines and projects referenced in this Circular, including tonnes, grades, and ounces, can be found in the Mineral Reserves and Mineral Resources Tables included in pages 97 to 104 of the MD&A accompanying Barrick’s fourth quarter and full year 2023 financial statements filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Gold Equivalent Ounces

Gold equivalent ounces calculated from our copper assets are calculated using a long term mineral reserve commodity prices of $1,300/oz gold and $3.00/lb copper.

Reserve Replacement

Reserve Replacement measures attributable reserve gains in gold equivalent ounces calculated from the cumulative net change in attributable reserves in gold equivalent ounces(a) from the most recently completed year and the trailing two years (excluding any attributable acquisitions or divestments).

Barrick Gold Corporation | 2024 Circular	117

Reserve Replacement percentage is calculated from the cumulative net change in attributable reserves in gold equivalent ounces(a) from the most recently completed year and the trailing two years divided by the cumulative depletion in attributable reserves in gold equivalent ounces from the most recently completed year and the trailing two years as set forth in the table below (excluding attributable acquisitions and divestments):(b)

Year	Attributable P&P Gold Equivalent Ounce(a) Depletion (Moz)	Attributable P&P Gold Equivalent Ounce(a) Net Change (Moz)

2021(c)	(6.85)	8.46

2022(d)	(6.25)	12.98

2023(e)	(5.95)	6.67

2021 – 2023 Total	(19.05)	28.11

(a)

Gold equivalent ounces from Barrick’s copper assets are calculated using a long term mineral reserve commodity prices of $1,300 per ounce of gold and $3.00 per pound of copper. For further details, see “– Gold Equivalent Ounces”.

(b)

Complete mineral reserve and mineral resource data for all mines and projects referenced in this Circular, including tonnes, grades, and ounces, can be found in the Mineral Reserves and Mineral Resources Tables included in pages 97 to 104 of the MD&A accompanying Barrick’s fourth quarter and full year 2023 financial statements filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

(c)

As of December 31, 2021, proven mineral reserves of 240 million tonnes grading 2.20g/t, representing 17 million ounces of gold and 380 million tonnes grading 0.41%, representing 3,400 million pounds of copper (which is equal to 1.6 million tonnes of copper), and probable reserves of 1,000 million tonnes grading 1.60g/t, representing 53 million ounces of gold and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper (which is equal to 4.0 million tonnes of copper). Conversions may not recalculate due to rounding.

(d)

As of December 31, 2022, proven mineral reserves of 260 million tonnes grading 2.26g/t, representing 19 million ounces of gold and 390 million tonnes grading 0.40%, representing 3,500 million pounds of copper (which is equal to 1.6 million tonnes of copper), and probable reserves of 1,200 million tonnes grading 1.53g/t, representing 57 million ounces of gold and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper (which is equal to 4.0 million tonnes of copper). Conversions may not recalculate due to rounding.

(e)

As of December 31, 2023, proven mineral reserves of 250 million tonnes grading 1.85g/t, representing 15 million ounces of gold, and 320 million tonnes grading 0.41%, representing 1.3 million tonnes of copper. Probable reserves of 1,200 million tonnes grading 1.61g/t, representing 61 million ounces of gold, and 1,100 million tonnes grading 0.38%, representing 4.3 million tonnes of copper. Conversions may not recalculate due to rounding.

118	Barrick Gold Corporation | 2024 Circular

SCHEDULE A

CORPORATE GOVERNANCE DISCLOSURE

We aim to be the world’s most valued gold and copper mining business by finding, developing and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners. By treating our external partners’ interests as our own, we become the preferred partner of host governments and communities, the most sought-after employer among the world’s best talent, and the natural choice for the most thoughtful long-term investors. A partnership culture is Barrick’s most authentic, distinctive, and sustainable competitive advantage.

We have also made a partnership culture central to our distinctive structure for governance and management, one that is best suited to this moment in Barrick’s history.

In the section entitled “Our Governance and Leadership Structure” below, we explain in detail how our structure works and delineate clearly and specifically the responsibilities of our Board, our Chairman, our Lead Director, and our President and Chief Executive Officer.

The Board regularly and carefully reviews and enhances our corporate governance policies and practices. Our corporate governance policies and practices are consistent with the Canadian Securities Administrators’ National Policy 58-201 – Corporate Governance Guidelines, and they also take into account rules of the TSX (TSX Rules) and the NYSE (NYSE Standards), even though most of the NYSE Standards do not directly apply to us as a Canadian company. We have summarized below the significant difference between our corporate governance practices and the NYSE Standards which are applicable to U.S. companies:

•

Section 303A.08 of the NYSE Standards requires shareholder approval of all “equity compensation plans” and material revisions. The definition of equity compensation plans under the NYSE Standards covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. In comparison, the TSX Rules require shareholder approval of security-based compensation arrangements only in respect of arrangements which involve the delivery of newly issued securities or specified amendments thereto. Therefore, Barrick does not seek shareholder approval for equity compensation plans and amendments unless they involve newly issued securities or constitute specified amendments under the TSX Rules.

Barrick’s corporate governance framework includes the mandates and key practices of the Board and its committees, position descriptions for our Chairman, Lead Director, and President and Chief Executive Officer, as well as a set of Corporate Governance Guidelines available on our website at www.barrick.com/about/governance. Additional governance information is available on Barrick’s website, including our Code of Business Conduct and Ethics and our Disclosure Policy. Detailed information on the committees of the Board (Audit & Risk, Compensation, and ESG & Nominating) can be found under the heading “Committees of the Board” beginning on page 46 of this Circular.

Board Mandate and Responsibilities

Our Board serves as the voice of all owners by setting the Company’s policies and priorities in keeping with its purpose and values, and ensuring that management carries out those priorities to the highest possible standard. The Board has adopted a formal mandate which describes its major responsibilities, goals, and duties. The Board is satisfied that it is not constrained in its access to information, in its deliberations, or in its ability to satisfy its legal mandate to supervise the business and affairs of the Company, and that there are sufficient systems and procedures in place to enable the Board to function independently of management. In performing its role, our Board makes major policy decisions, participates in strategic planning, delegates to management the authority and responsibility for day-to-day affairs, and reviews management’s performance and effectiveness. The full text of the Board’s mandate, which is reviewed annually by the Board, is set out in Schedule B of this Circular.

The Board’s primary supervisory responsibilities are described below.

Strategic Planning

One of the Board’s major responsibilities is to review, with management, our strategic goals and objectives. Throughout the year, the Board reviews the Company’s operating plans and budgets, which take into account the opportunities and principal risks of our business. The Board is provided with regular updates on the implementation of our strategies, plans and budgets, sustainability strategy, climate change strategy, focus on Tier One Gold Assets and Tier One Copper Assets which meet our investment criteria, non-core asset disposition strategy, dividend strategy, succession planning, and initiatives to increase Board and senior leadership diversity. The Board is also provided with regular updates on any regulatory, environmental, or social constraints that may impact the achievement of the Company’s business objectives.

Barrick Gold Corporation | 2024 Circular	119

Risk Oversight

The Board believes that an enterprise-wide approach to risk management allows the Company to assess and mitigate risks most efficiently and effectively. The Board therefore expects management to:

•	maintain a framework that ensures we identify, manage and mitigate risk effectively and in a manner that creates the greatest value;

•	integrate procedures for identifying, managing, and mitigating risk into all of our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;

•	ensure that the key controls we rely on to achieve the Company’s objectives are actively monitored so that they remain effective; and

•	provide assurance to the executives and relevant Committees of the Board on the effectiveness of key control activities.

Our distinctive and authentic partnership model reflects our belief that complex matters are better understood and managed by a team of partners working together, especially in assessing and reducing risk. Our lean, decentralized model has led to more collaboration, better decision making, and faster communication and problem solving. By further decentralizing our corporate office, we have accelerated the pace at which information flows between leadership and our mines. This nimble structure enhances our risk management processes by ensuring instant information sharing and greater transparency.

The Board oversees the Company’s enterprise risk and internal control frameworks principally through the Audit & Risk Committee, which is composed entirely of independent directors. The Audit & Risk Committee also oversees the design and execution of Barrick’s financial risk management programs. Through this committee, the Board also oversees risk management of major financial risks and financial reporting exposures, as they relate to internal control over financial reporting. The Audit & Risk Committee also provides oversight over the Business Assurance function, which is responsible for providing assurance over the effective design and operation of internal controls related to key risk areas. Through the Compensation Committee, also composed entirely of independent directors, the Board oversees the alignment of Barrick’s executive compensation programs with strategic priorities, including programs implemented to manage risks related to compensation practices and mitigate undue risk-taking. Through the ESG & Nominating Committee, also composed entirely of independent directors, the Board oversees the development of risk management programs relating to Barrick’s environmental, health and safety, corporate social responsibility, security, and human rights exposures. The ESG & Nominating Committee is also responsible for liaising with the Audit & Risk Committee on risks relating to ESG matters.

The Weekly Executive Review, which is held among the President and Chief Executive Officer, Senior Executive Vice-President, Strategic Matters, Senior Executive Vice-President, Chief Financial Officer, other key executives including our regional Chief Operating Officers, and other senior management, is the main forum to raise and discuss risks facing our operations and organization more broadly. At quarterly meetings, the Board and the Audit & Risk Committee are provided with updates on issues identified by management at these weekly sessions.

During 2023, we continued to provide the Audit & Risk Committee with concise and relevant risk information to facilitate its oversight of key risks facing the Company and how they are being managed, including new, emerging, and long-term risks that may have a material impact on the Company’s business model and long-term prospects. In-depth briefings were delivered on specific topics to provide a more detailed understanding of risks and management’s risk mitigation strategies, where appropriate. For example, during 2023, in-depth briefings were provided to the Audit & Risk Committee on a range of topics, including key operational and geopolitical risks and mitigation strategies across the Company’s portfolio, including regular updates on global inflationary pressures and Barrick’s strategies to mitigate the impact of higher energy costs and supply chain disruptions on our operations; political and economic uncertainty in Argentina related to local inflationary pressures and strict currency controls; security risks in certain of the locations where the Company does business, such as the DRC and Mali; the potential impacts of infectious diseases, such as Ebola and Malaria; potential risks and opportunities related to the reconstitution and future development of the Reko Diq project; tailings facility management; Barrick’s tax strategy and key legacy and emerging tax risks across Barrick’s portfolio of assets; Barrick’s engagement with its host countries to secure our license to operate, including the implementation of the framework agreement for the planned reopening of the Porgera mine in Papua New Guinea and the commencement agreement with the Government of Tanzania resulting in the full and final settlement of legacy tax disputes associated with Tanzanian assets acquired by Barrick from Acacia Mining plc in 2019; climate disclosures aligned with the recommendations of the TCFD as well as updates on new climate disclosure proposals issued by Canadian and U.S. securities regulators and the International Sustainability Standards Board.

In addition, the Audit & Risk Committee received an in-depth briefing in 2023 from the Vice-President, Group Information Technology on cybersecurity strategy, including with respect to ongoing improvements to Barrick’s cybersecurity capabilities and enhancements to end-user security as well as training initiatives and penetration testing. The Audit & Risk Committee also received updates on Barrick’s cybersecurity strategy and cyber-related risks from the Senior Vice-President, Business Assurance, Risk and Business Integrity at every meeting. The Audit & Risk Committee was also updated on Barrick’s financial plan and the performance dividend policy and share buyback program.

120	Barrick Gold Corporation | 2024 Circular

In August 2023, seven of the eight independent directors standing for election at the Meeting completed a site visit to the Pueblo Viejo Mine in the Dominican Republic to monitor operational progress and evaluate key issues and risks, including the expansion project and the proposed new tailings facility.

The diagram below summarizes our enterprise-wide approach to risk oversight and the allocation of risk oversight responsibilities.

Board Oversight
Audit & Risk Committee
Fully Independent
Scope of risks overseen:
Financial statements, systems, and reporting
Internal controls over financial reporting
Enterprise risks and risk management framework
Financial risk
Cybersecurity
Key operational risks
Compliance
ESG & Nominating Committee
Fully Independent
Scope of risks overseen:
Corporate governance
Environmental
Safety and health
Climate
Corporate social responsibility
Security
Human rights
Compensation Committee
Fully Independent
Scope of risks overseen:
Alignment of executive compensation with strategic priorities
Ensuring that compensation plans do not encourage excessive risk taking
Business Assurance Group
The Business Assurance Group is responsible for providing assurance that controls relied upon to manage risk exposures are designed and operating effectively.
Risk Group
The Risk Group is responsible for coordinating and supporting Group-level risk management activity and reporting. They embed risk management into core business processes, such as planning and capital allocation. They also build risk management capability and a risk-aware culture throughout the Group.
Weekly Executive Review Meetings
A weekly integrated risk management and business review across the Company to identify, evaluate, and address our risks:
Strategic Risk
Financial Risk
Operational Risk
Regulatory Risk
Environmental & Social Oversight Committee
Quarterly meetings to review the Company's sustainability performance and compliance with its sustainability policies, as well as to identify concerns and opportunities at the Company's operations at an early stage
Our focus on sustainability risk management
Sustainability Executive
Chief Operating Officers
Regional Leads
Site Level Ownership of Sustainability Risks and Opportunities

Integrity of Internal Controls

The Board is responsible for overseeing the Company’s internal control environment. The Board exercises oversight of assurance activities designed to provide comfort on the effectiveness of internal controls principally through the Audit & Risk Committee. The Audit & Risk Committee regularly reviews reports from the head of the Company’s risk management and assurance group, as well as from our independent auditor, to assess the adequacy and effectiveness of our internal controls over financial reporting and disclosure controls and procedures, and other controls considered critical to the management of enterprise-level risks, including cybersecurity risks.

Through the Audit & Risk Committee, the Board oversees assurance relating to accounting and financial reporting and external disclosure. The Audit & Risk Committee also reviews and recommends approval of our consolidated financial statements and other external reporting and audit requirements. At each of its meetings, the Audit & Risk Committee meets with the external auditor and the head of Barrick’s Business Assurance function as part of its regular in camera session. Through the ESG & Nominating Committee, the Board oversees assurance relating to our environmental, health and safety, corporate social responsibility, security, and human rights performance.

Our Sustainability Vision, Mission, and Guiding Principles

Our corporate vision sets out what sustainability means at Barrick and is rooted in the belief that to operate successfully, we must deliver long-term value to all of our stakeholders and manage our impacts on the wider environment. Focusing on sustainability has long been of critical importance to Barrick and is entrenched in our Company DNA. Our commitments to respecting human rights, protecting the health and safety of our people and local communities, sharing the benefits of our operations, and managing our impact on the environment are core business priorities, and are embedded in our decision-making processes and every facet of our operations. Investors are encouraged to review our Sustainability Report to see how we work toward making a positive difference in the lives of employees, stakeholders, business partners, and host communities around the world.

Barrick Gold Corporation | 2024 Circular	121

Human Capital Management and Succession Planning

Our people are the driving force behind our track record of achievements. We strive to be a global employer of choice that attracts and retains the best people to run our portfolio of best-in-class assets and who share our vision and values to become the world’s most valued gold and copper mining business. We engage employees and contractors across the globe and empower them to work in safer, more creative, and more rewarding ways every day. We are committed to advancing and promoting a diverse and inclusive culture across our business that inspires and supports the growth of our employees, serves our communities, and shapes a more sustainable business. Our human capital strategy is actively overseen by the Board and the Executive Committee throughout the year.

We benefit from having director nominees with experience and expertise in talent development and allocation. The Board is regularly updated on the Company’s talent pipeline and human capital strategy, the effectiveness of which is assessed annually as part of the Strategic Execution measure of the Company Long-Term Incentive Scorecard (which accounts for up to 15% of LTI awards for our Partners) and tracked as part of our annual sustainability reporting. Talent is also a core topic at Weekly Executive Reviews.

Our human capital strategy, including our approach to advancing and promoting diversity, continues to be a critical enabler of positive change and impact. Our focus areas are summarized below.

Leadership and Talent Development

We approach leadership and talent development with the same rigor and discipline that we apply to our business strategy. Our approach is anchored in developing and promoting the right internal talent and hiring the right external talent, with an emphasis on local recruitment, for career opportunities across our global organization.

We invest in our people through world-class training and development programs that are country-based and tailored to local needs, covering technical, behavioral, and informal learning to help our people feel engaged, valued, and empowered. This, in turn, helps us deliver on our strategic priorities across our regions and sites. We provide focused and accelerated career progression support, including meaningful stretch assignments, shadowing and mentorship opportunities, as well as global placement opportunities to foster a culture of continuous learning. We engage in detailed discussions around talent development and succession planning at all levels of our organization and provide constructive and regular feedback. We also maintain a comprehensive global database of employee skills and development plans.

Our approach to leadership and talent development training is summarized below.

Technical and behavioral training	Financial and commercial acumen training	Executive and management development programs
Company-wide training programs to develop a foundation of technical and operational knowledge, as well as, supervision and management skills.	A best-in-class approach to develop financial acumen across the organization and help our people integrate financial and business needs into their everyday decision making.	Targeted development programs for the Company's most promising employees to help build their leadership skills and to guide career advancement.

2023 initiatives

✓ **Continued investment in the successful Compass and Young Professional Development Programs**
A company-wide professional development initiative for employees with less than three years' industry experience, which includes work rotations through various aspects of a function or site operations (e.g., exploration, mine geology, metallurgy, mining, processing, health and safety), combined with individual mentoring and specific technical and leadership development plans over a two- to three-year period.

✓ **Barrick Leadership Academy**
Developing our leaders and managers is essential to our organizational success and is a key factor in driving employee engagement, performance, and trust. Our Barrick Leadership Academy, which includes our frontline leader development programs, provides leaders with the right business and leadership skills to achieve our mission. We developed common leadership competencies and behaviors for all levels of frontline leaders to ensure a consistent pipeline of quality frontline leadership talent is available.

✓ **Expanded Business Finance Development Program**
The program has been expanded to all professional employees across the organization to develop financial acumen, promote ownership values, foster an entrepreneurial spirit, and integrate financial and business needs into everyday decision making.

✓ **Management Development Programs**
Targeted programs developed in partnership with leading universities in Africa, Europe, and the United States to develop the next generation of leaders across the organization.

122	Barrick Gold Corporation | 2024 Circular

Succession Planning

The Board believes that talent management and succession planning are critical to Barrick’s continued success. The Board reviews senior leadership succession, including for the President and Chief Executive Officer. The succession plans are based on Barrick’s talent management systems that identify candidates who have the skills, experience, and leadership needed for progression to a senior leadership role. A talent assessment process is used throughout the organization to review the capabilities and potential of our current and emerging leaders and to assist with development and succession planning. The Company also has in place an emergency succession plan to deal with any situation that requires the immediate replacement of the President and Chief Executive Officer.

At each regularly scheduled Board meeting, the Board receives a Human Resources Report covering succession planning, recruitment, development considerations, and retention of senior leaders and individuals who have been identified as high-potential executives. This ensures that the Board is kept apprised of our pipeline of talent at all levels of the business. We conduct annual talent assessment reviews, which involve reviewing individual profiles, identifying current, short-term and long-term readiness levels, building individual development plans, and creating succession slates to ensure that our business has the right skills in the right roles to deliver on our objectives. In addition, Barrick focuses on ensuring the development of its high-potential Partners and people through development moves to other positions, on-the-job mentoring and training, and internal and external courses.

To improve the Board’s understanding of the Company’s culture and talent pipeline, the Board is introduced to high-potential individuals in the Company. The Board also meets regularly with our senior Partners through their participation in Board and Committee meetings and continuing education sessions. Our senior Partners also participate in informal meetings with members of the Board throughout the year. This regular interaction with the Board ensures that directors get to know the individuals who have been identified as potential future leaders of the Company.

Diversity and Inclusion

Diversity and inclusion are essential for a modern mining business and play a critical role as part of our mission to transform natural resources into sustainable benefits and mutual prosperity for our employees, local communities, and host country governments. As an equal opportunity employer, our policy is to appoint the best person to the job based on individual strengths, irrespective of gender, race, disability, ethnicity, religious belief, or sexual orientation. We have made significant investments to build an effective multicultural and multigenerational workforce that is equipped to take on the challenges of a changing world through a number of initiatives to attract the best people from a variety of backgrounds. Our strategy to achieve a more diverse and engaged workplace continues with our enduring focus in the following areas:

•

Living our sustainability strategy by prioritizing local hiring to grow the cultural and ethnic diversity of our workforce. We also build the skills and capabilities of our host country workers to multiply our positive impact on local, regional, and national economies. As of December 31, 2023, 97% of our employees are local nationals, and our multicultural workforce reflects our commitment.

•

Doing our part to right the gender imbalance in the historically male-dominated mining industry by prioritizing initiatives that support gender diversity, including the recruitment and development of women at all levels in our workforce, from internship to management.

•	Continuing our focus on recruiting and training the next generation of mining talent with the potential to become future leaders of the Company.

•

Fostering an inclusive environment where our employees feel that all voices are heard, all cultures and differences respected, and that a variety of perspectives are welcome and essential to our long-term success.

Our flat, decentralized management structure engenders our inclusive culture and provides our executive team with direct access to our operations and enables transparent, two-way communication. We also conduct annual executive and regional team effectiveness sessions to create a shared understanding of, and commitment to, Barrick’s high performance ethos. Since the Merger, the President and Chief Executive Officer and a core group of our executives spend approximately five full weeks per quarter engaged in the quarterly business reviews with regional and site leadership teams prior to each Board meeting. For the remainder of each quarter, the President and Chief Executive Officer and a majority of our executives are physically present in our operating regions embedding the Barrick DNA, driving key initiatives, and assessing organizational capability. During these site visits, we engage in rigorous discussions focused on business execution, safety and environmental performance, and the status of key projects; solicit direct employee feedback; and provide management with an important opportunity to interface with emerging high potential talent.

Local Workforce and Gender Diversity

Our sustainable development contribution is not only financial, nor is it only about the here and now. We train the next generation of in-country industry leaders, prioritize local recruitment, and foster local entrepreneurialism. In 2023, 97% of our workforce, including 77% of site leadership teams, were host country nationals, and we contributed approximately $6.9 billion to the purchase of goods and services from in-country businesses. Significant efforts were also made to advance the recruitment, training, and development of female talent at all levels in our workforce, from internship to management, as we continue to do our part to right the gender

Barrick Gold Corporation | 2024 Circular	123

imbalance in the historically male-dominated mining industry. In 2023, 19% of all new hires were female and we continued to actively promote gender diversity across the organization, including the provision of career workshops and targeted leadership development initiatives to foster greater diversity at our operations and local communities. Beyond this, we also continued to work with local governments to remove barriers to employment for women and we partnered with local communities to change cultural norms and raise awareness about the importance and value of employment and economic empowerment for local women.

Diversity Initiatives

Diversity Policy

In 2015, consistent with our commitment to diversity on the Board and in senior leadership positions, Barrick adopted a written Diversity Policy. In February 2021, following the ESG & Nominating Committee’s annual review of the Diversity Policy and recommendation to the Board, the Board approved amendments to the Diversity Policy to include a target for women to represent at least 30% of directors by the end of 2022. In furtherance of our commitment to diversity and our steadfast belief that diverse perspectives enhance organizational strength, problem solving ability, and opportunity for innovation, in February 2023, the ESG & Nominating Committee recommended the disclosure of the number and proportion of directors who self-identify as racially and/or ethnically diverse. If all director nominees are elected at the Meeting, women will represent 40% of all Barrick’s directors and 50% of our independent directors. Our slate of 10 director nominees for election at the Meeting was carefully constructed to ensure that our director nominees represent key business geographies and is comprised of individuals whose backgrounds reflect the diversity of our stakeholders. This results in a slate of nominees of which 40% will self-identify as racially and/or ethnically diverse. Each director nominee contributes to the Board’s overall diversity by providing, among other characteristics, a diversity of thought, perspective, personal and professional experience, and cultural background.

In considering directors for nomination to the Board, the Diversity Policy requires the Board and the ESG & Nominating Committee to consider diversity criteria, such as gender, age, ethnicity, disability, diversity of thought, and geographical background. In addition, the Diversity Policy requires the ESG & Nominating Committee to consider and recommend, where appropriate, the implementation of initiatives to promote gender diversity at the Board and senior leadership levels. In particular, the Diversity Policy requires the ESG & Nominating Committee, when identifying and considering the selection of candidates for election or re-election to the Board, to consider the level of representation of women on the Board. In furtherance of the target set forth in the Diversity Policy, the ESG & Nominating Committee will strive to maintain a Board in which women represent at least 30% of directors. As appropriate, Barrick retains an external search firm to identify potential candidates who meet the Board’s expertise, skills, and diversity criteria and to help Barrick achieve its diversity objectives.

Similarly, at the senior leadership level, the Diversity Policy requires the Board, the Chairman, and the President and Chief Executive Officer to consider diversity criteria, including gender, age, ethnicity, disability, diversity of thought, and geographical background, as well as the level of representation of women in senior leadership positions in making senior leadership appointments. The Diversity Policy does not, however, establish any mandatory quotas regarding the representation of women in senior leadership, including executive officer positions, because the Board does not believe that mandatory quotas necessarily result in the identification or selection of the best candidates for Barrick’s highly specialized business.

Every year, the ESG & Nominating Committee reviews the Diversity Policy and assesses the Company’s progress against its objectives. This review enables the ESG & Nominating Committee, on an ongoing basis, to assess the effectiveness of the Diversity Policy. The results of the ESG & Nominating Committee’s assessment are set out below under the heading “Diversity Policy Assessment”.

Board Diversity

Barrick has nominated ten directors for election at the Meeting, including four female directors with diverse backgrounds who, if elected, will represent 40% of our Board and 50% of independent directors. Assuming all ten nominees are elected, our Board will include a combination of international business leaders and mining industry professionals with expertise and experience working in all the jurisdictions in which Barrick now operates and possessing the skills, professional experience, and backgrounds necessary to best address the opportunities, challenges, and risks of our business.

As part of the identification and selection process for potential candidates for the Board, the ESG & Nominating Committee is mindful of the benefit of diversity on the Board and the need to maximize the effectiveness of the Board and its decision-making abilities. Gender diversity is one element of diversity that the Board considers important. The ESG & Nominating Committee also considers several other aspects of diversity within the context of the Company’s needs and objectives and its domestic and international operations, including each candidate’s background and experience, expertise, geographical representation, ethnicity, cultural background, disability, and age, as well as gender. The current Board members range in age from 50 to 77 years and have experience conducting business and operating in the very geographic regions where Barrick operates. In addition, our Board nominees possess a range of expertise and knowledge garnered through experiences in a broad range of industries, including mining, finance, law, infrastructure, media, government, oil and gas, manufacturing, and technology. Accordingly, in searches for new directors, the ESG & Nominating Committee considers the level of female representation on the Board, along with ways in which diversity can be increased in other areas.

124	Barrick Gold Corporation | 2024 Circular

Senior Leadership Diversity

In addition to Board diversity, Barrick understands the benefits of a diversified workforce. While Barrick does not have a fixed target for the representation of women in executive officer positions, under its Diversity Policy, Barrick is committed to promoting diversity (including gender diversity) among its senior leadership and will consider the level of female representation and the other indicia of diversity, outlined above, when deliberating on hires and promotions regarding all senior leadership positions, including executive officers.

In identifying and considering potential candidates for senior leadership, including executive officer appointments, the Board considers factors such as years of service, regional background, merit, experience, and qualifications. In addition, unlike the identification and selection process for the Board, the diversity of the Company’s senior leadership is driven by other factors, some of which are outside of the control of the Company, including the level of senior leadership turnover, the times at which hiring and promotion opportunities arise, and the available leadership pipeline.

As of March 20, 2024, there are five women in senior vice-president and vice-president roles at Barrick, comprising 14% of the Company’s vice-president group, and three of the Company’s executive officers are women (19%). Women comprise 14% of our Partners.

Diversity Policy Assessment

The ESG & Nominating Committee conducted an assessment of the Diversity Policy, including our progress against the amendments approved by the Board in 2021 to include a target for women to represent at least 30% of directors by the end of 2022, by comparing the diversity characteristics and profiles of the Board and executive team as of February 2024 relative to February 2023. The profile of the Board continues to represent a broad range of geographies, age groups, education, and experience. If all director nominees are elected at the Meeting, women will represent 40% of all Barrick’s directors and 50% of our independent directors, satisfying the 30% target set forth in the Diversity Policy.

The Company’s Human Resources function ensures that diverse candidates are considered for all executive roles and that when independent advisors are retained, they are instructed to present a diverse list of candidates. In accordance with this policy, Barrick appointed Ms. Christine Keener as Chief Operating Officer of Barrick’s North America region in February 2022 and Ms. Poupak Bahamin as General Counsel of the Company in April 2022. Reflecting these appointments, as of March 20, 2024, the percentage of female executive officers is 19% (i.e., 3 of 16).

The representation of women on our Board and in executive officer, Partner, and senior vice-president and vice-president positions for the last three years is as follows:

	March 24, 2022		March 23, 2023		March 20, 2024

Category	Number	Percentage	Number	Percentage	Number		Percentage

Board of Directors	3 of 11	27%	4 of 12	33%	4 of 11	(1)	36	%(1)

Executive Officers	3 of 16	19%	3 of 16	19%	3 of 16		19%

Partners	6 of 40	15%	5 of 38	13%	5 of 37		14%

Senior Vice-Presidents and Vice-Presidents (excluding Executive Officers)	3 of 21	14%	2 of 20	10%	2 of 21		10%

Senior Vice-Presidents and Vice-Presidents (including Executive Officers)	6 of 37	16%	5 of 36	14%	5 of 37		14%

(1)

Mr. Michael Evans will be retiring from the Board effective April 30, 2024. Following his retirement, if all of our 10 directors are elected at the Meeting, women will comprise four of our 10 directors (40%).

While our commitments to diversity have yielded year-over-year improvements in the representation of women on the Board, we recognize that we still have work to do in order to achieve our diversity priorities and to do our part to right the gender imbalance in the historically male-dominated mining industry.

Evaluating Our President and Chief Executive Officer and Other Senior Officers

The Board has approved position descriptions and Committee mandates, and has established a management evaluation process.

The Chairman conducts an annual performance evaluation of the President and Chief Executive Officer with input from the Lead Director and reports to the Board and the Compensation Committee, as appropriate, regarding such evaluation. The Compensation Committee recommends to the Board the annual compensation of the President and Chief Executive Officer. The compensation of

Barrick Gold Corporation | 2024 Circular	125

the President and Chief Executive Officer is approved by our independent directors. The Compensation Committee reviews and approves the annual compensation of the other senior officers based on the annual performance evaluation of such officers and the compensation recommendations provided by the President and Chief Executive Officer. The Compensation Committee bases its recommendations and approvals on Barrick’s established policies regarding the performance of each individual executive as measured against the API Scorecard disclosed to shareholders in advance and on the performance of the Company as measured against the Long-Term Company Scorecard disclosed to shareholders in advance. Executive compensation is considered in the context of the overall stewardship and governance of the Company. A more detailed description of the criteria and methodology used to assess performance and determine the compensation of our President and Chief Executive Officer and other senior officers is set out beginning on page 59.

Communications and Shareholder Engagement

We have a Disclosure Policy that enshrines our commitment to providing timely, factual, and accurate disclosure of material information about the Company to our shareholders, the financial community, and the public. The Company has adopted disclosure practices that ensure material information is not disclosed to investors, analysts, or others selectively in contravention of applicable securities laws. Any communications or meetings with our shareholders or others will comply with those disclosure practices. The Board reviews and approves the contents of major disclosure documents, including our Annual Report, quarterly reports to shareholders, Annual Information Form, and Circular. A copy of our Disclosure Policy is available on our website at www.barrick.com/about/governance.

Communications regarding our business and operations, financial results, and strategy are provided by senior management periodically throughout the year in many ways, including our annual and quarterly reports, Annual Information Form, Sustainability Report, news releases, and through industry and investor conferences and meetings with analysts and investors. Management also hosts conference calls and webcasts for quarterly earnings releases and major corporate developments as soon as practical after they are publicly announced. These disclosure documents, investor presentations, conference calls, and webcasts are available through our website at www.barrick.com/investors.

As part of our effort to promote improved shareholder engagement, the Board adopted a formal Shareholder Engagement Policy to facilitate an open dialogue and exchange of ideas among the Company, our Board, and our shareholders. The Shareholder Engagement Policy is available on our website at www.barrick.com/about/governance. Barrick is pleased to host a virtual format for this year’s Meeting in which shareholders can participate by following the instructions in this Circular, and attend regardless of geographic location through an online portal which allows them to ask questions of the Board and management and vote their Barrick Shares. As in past years, Barrick is also offering a live webcast of the Meeting which can be viewed on our website at www.barrick.com/investors/agm. More information can be found in “Meeting and Voting Information – Voting Procedures” beginning on page 5.

Shareholders can contact the Chairman by mail (marking the envelope “Confidential”) or email at:

Attention: Chairman

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: chairman@barrick.com

cc: corporatesecretary@barrick.com

Shareholders can contact our independent directors by mail (marking the envelope “Confidential”) or email at:

Attention: Lead Director

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: leaddirector@barrick.com

cc: corporatesecretary@barrick.com

126	Barrick Gold Corporation | 2024 Circular

Shareholders can contact the President and Chief Executive Officer by mail or email at:

Attention: President and Chief Executive Officer

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: corporatesecretary@barrick.com

Shareholders may communicate their views to management through the Company’s Investor Relations Department at:

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: 416-307-7474

Email: investor@barrick.com

Our Governance and Leadership Structure

We have consciously established a distinctive structure for the governance and management of Barrick. In this section, we lay out the responsibilities of our Board, our Chairman, our President and Chief Executive Officer, and our Lead Director, and we explain how they work together. We also explain why we continue to believe this is the right structure for Barrick at this time.

Under our Executive Chairman’s stewardship, Barrick undertook a “Back to the Future” strategy to recapture and make relevant the original, authentic DNA of Barrick as it existed when Peter Munk and his partners created it. Specifically, the phrase referred to re-establishing four core elements: one, a partnership culture; two, a lean, nimble, decentralized business model; three, an intensive focus on creating long-term value as measured by free cash flow per share; and four, financial rigor and prudence as evidenced by discerning portfolio management and a healthy balance sheet.

Today, these core elements continue to drive Barrick’s business following the Merger. We have implemented a decentralized operating model, reallocating roles to operations where appropriate, and eliminating those roles that are no longer required. The corporate office sets strategy and allocates people and capital according to the Company’s strategic priorities. Regional Chief Operating Officers determine how best to maximize the long-term value of their business, with advice and assistance from corporate office experts. Those regional leaders work side-by-side with our regional teams to maintain and enhance our license to operate, building partnerships of depth with host governments and communities. This lean, decentralized model allows information to flow freely and swiftly throughout the organization, and ensures that problems are solved quickly by the people closest to them. It also empowers our Partners to work together as a team to understand and manage the complex matters of our business, and assess and reduce risk.

Having re-established the model that drove Barrick’s early success, our ambition is to become the world’s most valued gold and copper mining business. We are cultivating a high-performance culture defined by the following principles: a deep commitment to partnership; consistent high-level execution; operational excellence; disciplined capital allocation; and continual self-improvement. We are obsessed with talent, and seek out fresh perspectives from other industries, challenging ourselves to think differently. We are investing in technology in a disciplined manner to make us faster, safer, more efficient, and more transparent with our partners. Our Board of Directors serves as the voice of all owners. It sets the Company’s strategic priorities in keeping with our purpose and values. The Chairman is a meaningful owner himself and serves as the representative of the Board and the owners. He ensures that the strategic priorities set by the Board are executed to the highest possible standard.

Board of Directors

In carrying out its oversight function, our Board of Directors, as the voice of all owners, reviews with management and sets the Company’s priorities in keeping with our purpose and values.

Partners

Our priorities are executed by our partnership, established in 2015. As at March 20, 2024, we have 37 Partners, 16 of whom are executive officers. Partners are individuals who consistently demonstrate the highest qualities of transformational leadership: a tireless dedication to Barrick’s values, the pursuit of excellence and innovation, and a capacity to motivate and inspire others. Our Partners approach their work with a balance of boldness and prudence: acting with urgency, but also with discipline and care. Our Partners are owners of the Company, and rise and fall together with shareholders. A significant portion of their total compensation is long-term in nature, in the form of PGSUs which convert to Barrick Shares that are subject to the achievement of market-leading minimum common share ownership requirements that reinforce our ownership culture. Ongoing membership is contingent upon superior performance and leadership, and underperforming Partners will be removed.

Barrick Gold Corporation | 2024 Circular	127

President and Chief Executive Officer

The President and Chief Executive Officer is appointed by the Board and reports to the Chairman and the Board. The President and Chief Executive Officer has overall responsibility, subject to the oversight of the Chairman and the Board, for managing the Company’s business on a day-to-day basis, general supervision of the business of the Company and the execution of the Company’s operating plans and, working with the Chairman, execution of the Company’s strategic priorities. In fulfilling his executive role, the President and Chief Executive Officer acts within the authority delegated to him by the Chairman and the Board. Among other things, the President and Chief Executive Officer also: (i) monitors operational performance and the strategic direction of the Company, (ii) manages the Company’s internal control framework, (iii) develops appropriate capital, corporate, and management structures to ensure the Company’s objectives are met, and (iv) reports to the Chairman and where appropriate, the Board, on the progress being made by the Company with regard to its strategic objectives, along with the Company’s short-, medium-, and long-term plans.

Chairman

The Chairman is appointed by the Board and, as his primary functions, provides leadership and direction to the Board, and facilitates the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under its mandate. In connection with the transition of Mr. Thornton to the role of Chairman in February 2024, an updated position description of the Chairman was approved by the Board pursuant to which, in addition to the responsibilities applicable to all other directors, the Chairman’s responsibilities include, among other things, (i) in consultation with the President and Chief Executive Officer, scheduling and setting the agenda for Board meetings; (ii) presiding over meetings of the Board and assuming primary responsibility for the Board’s operation and functioning; (iii) ensuring the Board has adequate resources, reviewing the adequacy and timing of Board materials, and ensuring the appropriate flow of information between management and the Board; (iv) providing leadership to the Board in overseeing the Company’s strategy and supervising management’s progress against the Company’s strategic goals (v) monitoring Board committees in carrying out and reporting responsibilities delegated by the Board; (vi) providing input into the ESG & Nominating Committee on recommendations to the Board for nomination of new directors and Board committee chairs, and on succession plans for the Chairman, Lead Director, and committee chair positions; (vii) ensuring that Board functions are effectively carried out and, where functions have been delegated to Board committees, that the results are reported to the Board on a timely basis; (viii) ensuring that the interests of various stakeholders are considered by the Board; (ix) receiving concerns addressed to the Board from key stakeholders about the Company’s governance, strategy, corporate conduct, business integrity, sustainability and executive compensation programs, and consulting with the President and Chief Executive Officer and other directors, where appropriate, to determine appropriate responses; and (x) taking all reasonable steps to ensure that Board decisions are implemented.

In connection with his leadership and direction of the Board, the Chairman chairs each meeting of the Board and works in consultation with the Lead Director to, among other things, plan and organize the activities of the Board. The Chairman serves as a liaison between the Board and the President and Chief Executive Officer and facilitates communications between the Board and the Company’s shareholders (including, where appropriate, speaking on behalf of the Board, or the Company and representing the Board at official functions and meetings with major shareholders, governments, and other key stakeholders). The Chairman is also responsible for conducting an annual performance evaluation of our President and Chief Executive Officer with input from the Lead Director, and for evaluating Board effectiveness.

Lead Director

Because the Chairman is a former executive who is deemed to not be independent for purposes of applicable securities laws and stock exchange rules until the third anniversary of the transition, Barrick will continue to have a Lead Director for so long as the Chairman is not independent, and the independent directors will continue to elect an independent director to serve as Lead Director following each annual meeting.

The Lead Director provides leadership to the Board and particularly to the independent directors. The Lead Director facilitates the functioning of the Board independently of management, serves as an independent leadership contact for directors and shareholders, and assists in maintaining and enhancing the quality of the Company’s corporate governance. The Board has adopted a robust Lead Director position description, which includes, among other things, the following authority and responsibilities:

•	Consulting with the Chairman regarding the agenda and ultimately approving the agenda (including additions to the agenda) and associated materials for each Board meeting;

•	Approving Board meeting schedules to ensure that there is sufficient time for discussion of all agenda items;

•	Chairing Board meetings when the Chairman is absent or in circumstances where the Chairman is (or may be perceived to be) conflicted;

•	Presiding over in camera sessions of the independent directors following every Board meeting;

•	Calling meetings of the independent directors, or the Board, as required;

•	Briefing the Chairman on decisions reached or suggestions made at meetings of independent directors, or during in camera sessions;

128	Barrick Gold Corporation | 2024 Circular

•

Facilitating communication between the independent directors and the Chairman, including by presenting the Chairman’s views, concerns, and issues to such directors and raising with the Chairman, as appropriate, the views, concerns and issues raised by such directors;

•	Engaging with the Chairman between Board meetings and assisting with informing or engaging with independent directors;

•	Overseeing the annual Board and directors evaluation process;

•

Engaging with each director individually regarding the performance and functioning of the Board, its committees, and other evaluation matters, as appropriate, and inquiring as to whether any director has concerns about the nomination of other directors;

•	Providing input in respect of the Chairman’s annual performance evaluation of the President and Chief Executive Officer;

•

Providing leadership to the Board if circumstances arise in which the Chairman may be (or may be perceived to be) in conflict, in responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director;

•	Being available for consultation and direct communication with shareholders and other key constituents, as appropriate; and

•	Retaining independent advisors on behalf of the Board as the Board or the independent directors may deem necessary or appropriate.

J. Brett Harvey has served as our Lead Director since December 2013. Mr. Harvey was the Chair of Barrick’s Compensation Committee from July 2012 to December 2018 and has been the Chair of the Audit & Risk Committee since January 2019. In 2023, Mr. Harvey played a fundamental role as our Lead Director in a number of key Board initiatives, including consulting with the Chairman regarding the agenda and associated materials for all Board meetings, chairing all meetings of the independent directors that occurred throughout the year, facilitating communication between the independent directors and the Chairman, consulting with the ESG & Nominating Committee in evaluating the Chairman’s performance (in respect of his capacity as Executive Chairman prior to the transition), and providing input into the Chairman’s annual performance evaluation of the President and Chief Executive Officer. In addition, in early 2024, Mr. Harvey participated in discussions with a number of our largest investors representing approximately 40% of the issued and outstanding Barrick Shares (as of March 20, 2024) to discuss a variety of topics, including our performance, sustainability strategy, environmental goals, human capital strategy, and executive compensation matters, as well as key governance priorities, including Board composition, diversity, and renewal. The Board has adopted position descriptions for the Chairman, the Lead Director, and the President and Chief Executive Officer. Each Board committee mandate also sets out the role and responsibilities of its committee chair. A copy of these position descriptions and Board committee mandates can be found on our website at www.barrick.com/about/governance.

Corporate Governance

Through the ESG & Nominating Committee, which is composed entirely of independent directors, the Board monitors best practices in corporate governance, develops corporate governance guidelines, and establishes appropriate structures and policies to allow the Board to function effectively and independently of management. The ESG & Nominating Committee recommends corporate governance policy changes to the Board as appropriate, and the Board approves our corporate governance guidelines annually.

Board Composition and Nomination of Directors

Shareholders elect directors annually to hold office until our next annual meeting or until their successors are elected or appointed. Shareholders vote for individual directors. Between shareholder meetings, the Board may appoint additional directors within the maximum number set out in the Articles of the Company and provided that the number of additional directors appointed cannot exceed one-third of the current directors who were not appointed as additional directors. The Articles of the Company provide for a minimum of five and a maximum of 20 directors.

The ESG & Nominating Committee is charged with identifying and reviewing potential candidates and recommending nominees to the Board for approval. The ESG & Nominating Committee strives to ensure that the Board possesses a broad range of experience and expertise so that it can effectively carry out its mandate and be an asset to the Company, both as a whole and through its three standing committees. To promote this objective, the ESG & Nominating Committee oversees a process by which the areas of experience and expertise that the Board needs over the medium-term are identified.

Barrick Gold Corporation | 2024 Circular	129

The table below shows those areas of experience and expertise and indicates the primary areas that the 10 director nominees bring to our Board.

Mining Operations	✓					✓		✓

Health, Safety, Environmental & Climate	✓	✓		✓		✓	✓		✓

Capital Allocation & Financial Acumen	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Talent Development and Allocation & Partnership Culture	✓	✓	✓	✓	✓	✓	✓		✓	✓

M&A Execution	✓	✓	✓	✓	✓	✓		✓	✓	✓

International Business Experience & Global Partnerships	✓	✓	✓	✓		✓	✓	✓	✓	✓

Governmental and Regulatory Affairs & Community Relations	✓			✓	✓	✓	✓		✓	✓

Risk Management	✓	✓	✓	✓		✓		✓	✓	✓

Descriptions of Areas of Experience and Expertise

•

Mining Operations: Experience at a senior level with mining operations including production, exploration, reserves, capital projects, and related technology. Familiarity with setting performance expectations, driving continuous improvement through Best-in-Class operational standards, building operational leadership capabilities, and fostering innovation.

•

Health, Safety, Environmental & Climate: Knowledge of, or experience with, leading health, safety, environmental and climate practices and related requirements, including sustainable development, climate impacts and climate-focused reporting standards, and corporate responsibility practices and reporting.

•

Capital Allocation & Financial Acumen: Experience overseeing the allocation of capital to ensure superior risk-adjusted financial returns, including strengthening our capital structure, evaluating capital investment decisions, setting and enforcing thresholds for financial returns, optimizing asset portfolios, and knowledge of, or experience with, financial accounting and corporate finance.

•

Talent Development and Allocation & Partnership Culture: Thorough understanding of the key processes to ensure optimal human capital allocation including attracting, motivating, and retaining top talent. Familiarity with partnership structures and their related cultures. Experience in areas such as setting performance objectives, designing compensation plans, ensuring the right people are in the right roles, succession planning, and organizational design.

•	M&A Execution: Experience in evaluating and executing mergers, acquisitions, and asset sales, including the formation of partnerships and joint ventures across the globe.

•

International Business Experience & Global Partnerships: Experience conducting business internationally, including exposure to a range of political, cultural, and regulatory environments. Familiarity with the critical role of partnerships with host governments, local communities, indigenous people, non-governmental organizations, and other stakeholders, and an understanding of how to establish and strengthen those partnerships.

•

Government and Regulatory Affairs & Community Relations: Experience with the workings of government and public and regulatory policy in Canada, the United States, and internationally. Familiarity with community engagement.

•

Risk Management: Knowledge of risk management principles and practices, an understanding of some or all of the major risk areas that the Company faces, and an ability to probe risk controls and exposures.

We believe our Board nominees must strike the right balance between those who have the skills and experience necessary to ensure our business can secure and maintain our license to operate, and those who have technical and operating expertise and financial and business acumen. Based on their assessment of the existing experience and strengths of the Board and the needs of the organization, the ESG & Nominating Committee and the Board determine the competencies, skills, and qualities Barrick should seek in new Board members. In recommending nominees, the ESG & Nominating Committee assesses the ability to contribute to the effective management of the Company, taking into account the needs of the Company and the individual’s background, experience, perspective, skills, and knowledge that are appropriate and beneficial to the Company. Consistent with Barrick’s Diversity Policy, the Committee and the Board also consider diversity criteria, such as gender, age, ethnicity, and diversity of thought.

130	Barrick Gold Corporation | 2024 Circular

Nominees for membership to the Board are recommended to the Board by the ESG & Nominating Committee. In identifying candidates, the Committee consults broadly with the other members of the Board and retains external consultants to assist with sourcing the best available candidates and/or consult with key stakeholders. Throughout the director nomination process, the Committee provides updates to the Board and solicits input on candidates. New candidates are interviewed by members of the Committee and other directors as appropriate. The Committee ultimately submits recommendations on Board composition to the full Board, which approves the nominees for submission to shareholders and election to the Board.

Barrick has nominated 10 directors for election at the Meeting who collectively represent the necessary mosaic of skills and experience that is relevant to our business and who serve as a voice of owners by crafting policies to create long-term value per share and ensuring that Barrick successfully carries out those policies. Our Board includes international business leaders and mining industry professionals with expertise and experience working in all the jurisdictions in which Barrick operates and brings together diverse viewpoints and perspectives, exhibiting the skills, professional experience, and cultural backgrounds necessary to best address the opportunities, challenges, and risks of our business.

The Board will continue to advance state-of-the-art governance practices including a rigorous annual evaluation process, which encompasses peer reviews and an assessment of the effectiveness of the Chairman, the Lead Director, and Board committee chairs.

In furtherance of our commitment to thoughtful Board renewal and diversity, we have appointed seven new directors to the Board since the closing of the Merger on January 1, 2019, including four women directors with diverse backgrounds – Ms. Loreto Silva, Ms. Anne N. Kabagambe, Ms. Helen Cai, and Ms. Isela A. Costantini in August 2019, November 2020, November 2021, and November 2022, respectively – following a rigorous search and selection process overseen by our ESG & Nominating Committee.

This evolution of our Board demonstrates our commitment to refreshing our Board with a view to increasing the diversity of our directors. As a result of a rigorous multi-year Board renewal process overseen by our ESG & Nominating Committee designed to ensure the identification and selection of the best candidates for nomination as directors, having regard to Barrick’s highly specialized business and the key business geographies in which we conduct our global operations, 80% of our director nominees are independent, 40% of our director nominees self-identify as racially and/or ethnically diverse, and women represent 40% of all Barrick director nominees and 50% of our independent directors.

Expectations of Directors

The Board has adopted Corporate Governance Guidelines to promote the effective functioning of the Board and its committees. These Guidelines set out how the Board should manage its affairs and perform its responsibilities. Among other things, the Corporate Governance Guidelines establish a minimum attendance expectation for directors of 75% of all Board and committee meetings, subject to extenuating circumstances, and a requirement that directors make every reasonable effort to attend our annual meeting of shareholders. All directors satisfied this requirement in 2023. Additionally, the Corporate Governance Guidelines establish a minimum share ownership requirement for directors. All directors except Ms. Kabagambe, Ms. Cai, and Ms. Costantini have met their shareholder ownership requirements. Ms. Kabagambe, Ms. Cai, and Ms. Costantini have until November 4, 2025, November 3, 2026, and November 2, 2027, respectively, to meet their share ownership requirements.

Majority Voting Policy

The Company has adopted a majority voting policy as part of its Corporate Governance Guidelines, which are available on our website at www.barrick.com/about/governance. The majority voting policy provides that any nominee proposed for election as a director who receives a greater number of votes withheld than votes in favor of his or her election must promptly tender his or her resignation to the Chairman or, in the case of the Chairman, to the Lead Director. Any such resignation will take effect on acceptance by the Board. This policy applies only to uncontested elections of directors where the number of nominees is equal to the number of directors to be elected.

The ESG & Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether it should be accepted, provided that the Board must accept the resignation absent exceptional circumstances. The Board will have 90 days to make a final decision and will announce its determination by way of press release, a copy of which will be provided to the TSX in accordance with Barrick’s standard procedure. The director will not participate in any Committee or Board deliberations on their resignation offer. If a resignation is accepted, the Board may appoint a new director to fill the vacancy.

Term Limits

Barrick does not impose term limits on its directors and does not have a retirement age policy for directors as the Board believes that term limits and mandatory retirement are arbitrary mechanisms for removing directors which can result in valuable, experienced directors being forced to leave the Board solely because of length of service or age. Instead, we believe that directors should be assessed based on their ability to continue to make a meaningful contribution. Barrick’s annual performance review of directors assesses the strengths and weaknesses of directors and the contributions they make. In our view, this is a more meaningful way to evaluate the performance of directors and to make determinations about whether a director should be removed due to under performance. See “Annual Performance Assessments” on page 137.

Barrick Gold Corporation | 2024 Circular	131

Independence

The Board believes that it must be independent of management to be effective. The Board has adopted director independence standards consistent with the NYSE Standards and National Instrument 58-101 – Disclosure of Corporate Governance Practices and has adopted a policy that requires at least two-thirds of our directors to be independent. To be considered “independent”, the Board must annually make an affirmative determination, by resolution, that the director being reviewed has no material relationship with the Company other than as a director, either directly or indirectly (such as a partner, shareholder, or officer of another entity that has a material relationship with the Company) that could reasonably be expected to interfere with the director’s ability to exercise independent judgment as a director. In each case, the Board broadly considers all relevant facts and circumstances. The threshold for independence is higher for members of the Audit & Risk Committee, as required by Canadian Security Administrators’ National Instrument 52-110 – Audit Committees and the NYSE Standards, and for members of the Compensation Committee, as required by the NYSE Standards. All members of the Audit & Risk Committee and the Compensation Committee meet the additional Canadian and U.S. independence requirements for membership on public company audit committees and compensation committees.

Generally, a director will not be considered to be “independent” if:

(a)	the director is, or has been within the last three years, employed by the Company or any of its subsidiaries;

(b)	an immediate family member of the director is, or has been within the last three years, employed by the Company as an executive officer;

(c)	the director, or an immediate family member, is a current partner of a firm that is the Company’s internal or external auditor;

(d)

the director, or an immediate family member, has been within the last three years (but is no longer) a partner or employee of the Company’s internal or external auditor and personally worked on the Company’s audit within that time;

(e)	the director is a current employee of the Company’s internal or external auditor;

(f)

an immediate family member of the director is a current employee of the Company’s internal or external auditor and that person participates in the firm’s audit, assurance, or tax compliance (but not tax planning) practice;

(g)

a director, or an immediate family member, received more than Cdn $75,000 in direct compensation from the Company during any 12-month period within the last three years, other than director and committee fees and pensions or other forms of deferred compensation, so long as such compensation is not contingent on continued service;

(h)

a director, or an immediate family member, is, or has been within the last three years, employed as an executive officer of another company where any of the Company’s current executives serve or served at that time on the company’s compensation committee; or

(i)

a director, or an immediate family member, is an executive officer or an employee of a company that has made payments to, or received payments from, the Company for property or services in an amount that exceeds in any of the last three fiscal years $1,000,000 or 2% of that company’s consolidated gross revenues, whichever is greater.

An “immediate family member” includes a director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such director’s home. A director’s service as an executive officer of a not-for-profit organization will not impair his or her independence if, within the preceding three years, the Company’s charitable contributions to the organization in any single fiscal year, in the aggregate, do not exceed the greater of $1,000,000 or 2% of that organization’s latest publicly available consolidated gross revenues. With the assistance of the ESG & Nominating Committee, the Board has considered the relationship to Barrick of each of the director nominees and has determined that eight of the 10 individuals nominated for election as directors at the Meeting are independent as shown in the following table.

Name	Executive Officer	Independent	Not Independent	Reason for Non-Independence
Mark Bristow	✓		✓	President and Chief Executive Officer of the Company
Helen Cai		✓
Christopher L. Coleman		✓
Isela A. Costantini		✓
Brian L. Greenspun		✓
J. Brett Harvey		✓
Anne N. Kabagambe		✓
Andrew J. Quinn		✓
Loreto Silva		✓
John L. Thornton(1)			✓	Executive Chairman of the Company within the last three years

(1)	Mr. Thornton transitioned to the role of Chairman of the Company, a non-executive position, effective as of February 13, 2024.

132	Barrick Gold Corporation | 2024 Circular

Outside Board Memberships and Interlocking Board Positions

The Board has not adopted guidelines setting the specific number of other boards and committees on which a director may serve, except that members of the Audit & Risk Committee who serve on the audit committees of more than two other public companies require the approval of the Board and a determination that such service will not impair the ability of such member to contribute effectively to the Audit & Risk Committee. The Company’s Corporate Governance Guidelines provide that directors should recognize that Board and committee service requires significant time and attention in order to properly discharge their responsibilities, and that service on boards or committees of other organizations should be consistent with the Company’s conflict of interest standards as set out in our Code of Business Conduct and Ethics.

The Board has adopted guidelines limiting the number of board interlocks that can exist at any time to two, and prohibiting any senior executive of Barrick from serving on the board of directors of another public company if any senior executive of such other company serves on the Board of Barrick. A board interlock occurs when two or more of Barrick’s directors also serve together as directors of another public company. As of March 20, 2024, there are no board interlocks on our Board.

Other Independence Mechanisms

The Board has established other important governance policies and practices to enhance Board independence, including the following:

•	Each committee mandate provides that the committee may engage external advisors at Barrick’s expense.

•	To facilitate open and candid discussion among our directors, our Corporate Governance Guidelines mandate that:

•

an in camera session follows every Board meeting (including special meetings), at which the independent directors meet without the non-independent directors and without any other officers or employees present; and

•	the Lead Director presides at each of these sessions.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics (the Code) that applies to all of our directors, officers, employees, contract employees, and third-party vendors. The Code embodies our commitment to conduct our business in accordance with the highest ethical standards and all applicable laws and regulations, industry practices, and international norms. The Code sets out fundamental principles that guide the Board in its deliberations and shape the Company’s business activities. The Code forms the cornerstone of Barrick’s compliance program and was most recently reviewed in 2023 to reflect best practices and ensure that Barrick continues to hold itself to the highest standards of ethical business conduct. The Code addresses, among other things:

•	compliance with laws, including laws prohibiting bribery and corruption;

•	respect for human rights;

•	accurate financial controls and records;

•	avoidance of conflicts of interest;

•	protection and proper use of Company assets;

•	confidentiality of information;

•	insider trading and non-disclosure of material, non-public information;

•	fairness in all our dealings;

•	health and safety in the workplace;

•	dignity and respect within working relationships; and

•	sound environmental practices.

Barrick Gold Corporation | 2024 Circular	133

The Code also deals with the reporting of potential violations of law and the Code. Barrick has established a toll-free compliance hotline and Internet web portal to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls, or other auditing matters. The Company encourages and expects our personnel to raise possible ethical issues and will not tolerate retaliatory action against any individual for raising, in good faith, concerns or questions regarding ethics or Code matters. Any waivers of the Code may generally only be granted by the President and Chief Executive Officer or the General Counsel. However, any waiver of the Code for executive officers may only be granted by the Board or a committee thereof and will be disclosed to shareholders as required by applicable laws. To date, no waivers of our Code have been granted. The Code was developed in consultation with the Audit & Risk Committee. The Board monitors compliance with the Code through the Audit & Risk Committee, which receives periodic reports from management with respect to any reports of alleged violations of the Code and any corrective actions taken by the Company. At a minimum, once each year, employees are required to complete an acknowledgment confirming that they:

•	have received Code training;

•	understand and agree to abide by the requirements of the Code; and

•	are not aware of any potential misconduct under the Code that has not been reported to appropriate Company management.

The Company has also implemented an online component to its Code training programs. This training provides employees with real-time training and testing and supplements the Company’s other training programs and annual certification process.

Our Code is available on Barrick’s website at www.barrick.com/about/governance and on SEDAR+ at www.sedarplus.ca.

Conflict of Interest

In addition to the independence requirements described above, our Code, our Corporate Governance Guidelines, and the BCBCA specifically address conflicts of interest involving directors. Pursuant to the Code, all of our directors are required to act in the best interests of the Company and to avoid conflicts of interest. Directors may not use their position to obtain any improper benefit for themselves. Our directors may not serve as officers or directors of, or otherwise be engaged with, a competitor or potential or actual business partner of the Company without the prior written approval of the Chairman and the Chair of the ESG & Nominating Committee.

Our Corporate Governance Guidelines provide that directors are required to advise the Chairman and the Chair of the ESG & Nominating Committee prior to accepting a directorship of another public company or of any actual or potential competitor, business partner, or significant investor in the Company and to ensure that such service is consistent with Barrick’s conflict of interest standards.

Division 3 of Part 5 of the BCBCA addresses conflicts of interest of a director of a British Columbia company, such as Barrick. Among other things, the BCBCA provides that a director of a corporation who: (a) has a material interest in a material contract or transaction or proposed material contract or transaction with the corporation; or (b) is a director or an officer of, or has a material interest in, any person who has a material interest in a material contract or transaction or proposed material contract or transaction with the corporation, is required to disclose that interest. Disclosure must be in writing to the directors, must include the nature and extent of the disclosable interest and must be evidenced in a consent resolution, the minutes of a meeting or any other record deposited in the company’s records office. If a director has a disclosable interest in a contract or transaction proposed to be entered into with Barrick, the director may not vote on any resolution to approve the contract or transaction. The director is, however, entitled to be counted in the quorum for the Board meeting. The BCBCA contains a number of exemptions for particular situations, including certain contracts or transactions with wholly owned subsidiaries, a contract of indemnity or insurance for the director, and contracts or transactions relating to the remuneration of the director in his or her capacity as a director, officer, agent or employee of the company or an affiliate.

Related Party Transactions

Barrick has instituted a number of procedural safeguards designed to ensure that any related party transactions are identified and addressed in accordance with the requirements of our Code and applicable law. As noted above, under the Code all directors and executive officers are required to avoid conflicts of interest and to disclose any actual or potential conflicts of interest. In addition, each year, directors and executive officers are required to complete questionnaires in which they identify the names of their related parties and any existing or potential related party transactions or conflicts of interest that could be material to the Company. The information disclosed in these questionnaires is then cross referenced against payments made by the Company to ensure compliance with our internal protocols and our Code. The Audit & Risk Committee reviews related party transactions as part of its oversight of the Company’s Code compliance program. The ESG & Nominating Committee reviews related party transactions involving directors as part of its annual director independence assessment. Where appropriate, the Board will form a committee of independent directors to review and evaluate a potential related party transaction that is material to the Company. There were no material related party transactions reported in 2023.

134	Barrick Gold Corporation | 2024 Circular

For purposes of the foregoing, a “related party” of the Company includes, among other things, (i) any director or executive officer of the Company, (ii) an immediate family member of a director or executive officer, (iii) any entity controlled or jointly controlled by any such persons; and (iv) a person that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to the outstanding Barrick Shares.

Anti-Hedging Policy

The Company has a formal Anti-Hedging Policy prohibiting all directors, officers, senior vice-presidents, vice-presidents, Partners covered by the Partnership Plan, and others from hedging the economic exposure of their share ownership and equity-based long-term incentive compensation. Our Anti-Hedging Policy ensures that our interests and the interests of our shareholders are one and the same.

Procedures for Complaints Regarding Accounting Matters and Auditor Independence Mechanisms

The Audit & Risk Committee has established procedures for the receipt, retention, and treatment of complaints regarding accounting, internal controls, or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. These procedures are posted on Barrick’s website at www.barrick.com/about/governance.

PwC is independent within the meaning of the rules of the Public Company Accounting Oversight Board and, as required by the relevant SEC rules, Barrick’s lead audit partner at PwC rotates every five years (including most recently in February 2021). In addition, the Audit & Risk Committee has adopted the Audit Services Policy for the pre-approval of services performed by Barrick’s auditor. The objective of the Audit Services Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through engaging the auditor for other services. All services provided by the Company’s auditor are pre-approved by the Audit & Risk Committee as they arise or through an annual pre-approval of services and related fees. All services performed by Barrick’s auditor comply with the Audit Services Policy, and professional standards and securities regulations governing auditor independence.

As part of its annual evaluation of the performance and effectiveness of Barrick’s auditor, the Audit & Risk Committee considered various factors, including: PwC’s ability to exercise independent judgment and objectivity in the course of its audit; its global capabilities relative to the global business of the Company; its familiarity with Barrick’s operations and business, accounting policies and practices and internal controls over financial reporting; appropriateness of fees; and tenure, during which the Audit & Risk Committee evaluated the benefits of long tenure in light of the controls in place to safeguard auditor independence.

The Audit & Risk Committee has established a hiring policy for employees or former employees of the external auditor. Under our hiring policy, the Company shall not employ a person as its Chief Executive Officer, Chief Financial Officer, or Chief Accounting Officer (or in an equivalent position) if: (1) such person is, or was within the two years prior to becoming employed by the Company, an employee or partner of an independent auditor that audited the Company’s financial statements during such two-year period, and he or she participated in any capacity in such audits, or (2) the hiring of such person would otherwise violate the restrictions set forth in, or established pursuant to, Section 206 of the Sarbanes-Oxley Act of 2002.

Board Orientation and Continuing Education

New members of the Board are provided with information about their roles, responsibilities, and duties as Board members, as well as information about the Company, its business, and the factors that affect its performance. They receive orientation packages that contain information concerning key legal requirements, the Company’s Articles, the duties and responsibilities of directors, the mandates of the Board and its committees, the Company’s key policies, including our Code, and copies of our public disclosure documents.

In addition to meeting with the Chairman, the President and Chief Executive Officer, and the other members of senior management to discuss the nature and operation of our business, new directors participate in targeted orientation sessions, carried out over several days, which address multiple topics that are critical to understanding our business. In 2023, in connection with the most recent appointment of a new director to the Board, the topics covered at these orientation sessions included:

•

Regional Operations Overview: Overview of each of Barrick’s operating regions; operational targets and regional growth strategies; key assets and related risks and opportunities; business improvement initiatives; health and safety; environment; workforce diversity; and major projects.

•	Capital Projects Overview: Overview of key growth and sustaining capital projects; capital initiatives; and principal investment risks and mitigation strategies.

•

Finance Function: Overview of the financial aspects of Barrick’s business and assets, including free cash flow generation strategy; cost management initiatives; financial risk oversight and cost and liability management; balance sheet management, share buybacks, and dividends strategy; supply chain and inventory management; GHG supply chain management; digital initiatives; license to operate initiatives; and portfolio production outlook.

Barrick Gold Corporation | 2024 Circular	135

•	Mineral Resource Management: Overview of Barrick’s approach to mineral resource management; reserve replacement plans for key assets; strategic filters driving investment; and case study review.

•

Exploration and Growth: Overview of Barrick’s mineral exploration process; Barrick’s exploration profile and outlook; Barrick’s exploration system, process, and strategy; and license to operate and ESG principles in the exploration context.

•

Human Resources: Overview of Barrick’s talent management strategy approach to succession planning and talent development and training; labor and industrial relations; Barrick’s emphasis on diversity and inclusion; approach to executive compensation; compensation and share ownership philosophy; shareholder engagement; partner and non-partner compensation; and digital cost-reduction initiatives in the human resources context.

•

Strategic Matters: Overview of Barrick’s strategic matters function and responsibilities; investment filters and approach to identifying, considering, and evaluating strategic opportunities (including acquisitions, divestitures, and joint ventures); summary and analysis of recent select transactions; and director responsibilities for strategic oversight of the Company.

•

Legal and Corporate Governance: Overview of Barrick’s legal department, including corporate and regional responsibilities, litigation management, and strategic matters and transactional responsibilities; director duties and responsibilities; key Company policies and guidelines; corporate governance principles; and public disclosure obligations.

•

Sustainability and ESG: Overview of Barrick’s sustainability and ESG priorities, policies and practices and Sustainability Scorecard; Barrick’s climate change strategy; sustainability and ESG oversight; stakeholder engagement strategy and sustainability disclosure.

•

Audit Approach: Introduction of the external auditing team; overview of the approach to auditing and the interaction between the independent auditor and Barrick; and details of accounting matters unique to the mining industry.

•

Communications and Investor Relations: Overview of Barrick’s communications and investor relations function and strategy; key responsibilities and communications streams; and management of internal communications.

On an ongoing basis, directors:

•	receive a comprehensive package of information prior to each Board and committee meeting;

•	receive reports on the work of committees of the Board following committee meetings;

•

participate in information sessions at Board and committee meetings on specific aspects of our business operations such as key development projects, financial risk management programs, corporate development and exploration strategies and activities, and corporate social responsibility activities;

•	have full access to our senior management and employees;

•	receive updates as appropriate between Board meetings on matters that affect our business and operations;

•	participate in continuing education sessions that are incorporated into every regularly scheduled Board meeting and certain meetings of committees of the Board; and

•	are encouraged to participate in other available educational opportunities, at the Company’s expense, that would further their understanding of our business and enhance their performance on the Board.

136	Barrick Gold Corporation | 2024 Circular

Board Educational Sessions Held in 2023

In 2023, the directors attended the educational sessions set out below.

Participating Directors

Date	Topic of Educational Session

February 2023

Health and Safety

Review of risk management approaches to health and safety matters; health and safety assurance, audit and assessment frameworks; Barrick health and safety SWOT analysis; and Barrick’s health and safety performance, including review of significant safety incidents at Barrick properties.

			✓		✓		✓		✓		✓		✓		✓		✓		✓		✓		✓		✓

May 2023	Mineral Exploration Review of industry exploration approach and trends; exploration initiatives and objectives; exploration profile and outlook; and asset-specific exploration opportunities.		✓		✓		✓		✓		✓		✓		✓		✓		✓		✓		✓		✓

August 2023

Global Industry Standard on Tailings Management and Membership in the International Council on Metals & Mining

Review of proposed GISTM and timeline to adoption; tailings management standards and case studies; and Barrick’s membership in and contributions to the ICMM, including updates on matters relating to climate change, nature and biodiversity, and industry standards.

			✓		✓		✓		✓		✓		✓		✓		✓		✓		✓		✓		✓

August 2023	Pueblo Viejo Site Visit Site visit to the Pueblo Viejo Mine in the Dominican Republic to monitor operational progress and evaluate key risks.				✓		✓		✓		✓						✓		✓		✓		✓

November 2023

Reputation and Social License to Operate

Review of industry-wide challenges and opportunities for mining companies from a reputational and license to operate perspective; license to operate framework; and case studies.

		✓		✓		✓		✓		✓		✓		✓		✓		✓		✓		✓		✓

(1)	Mr. Cisneros ceased to be a director on December 29, 2023.

Annual Performance Assessments

The Board, its committees, and individual directors participate in an annual assessment process. For 2023, the Lead Director jointly interviewed the directors to obtain feedback on priorities, the operation of the Board and its committees, and opportunities to enhance their effectiveness. The interviews included director peer reviews and specific questions relating to the effectiveness of the Chairman, the Lead Director, and the Committee Chairs. The results of the assessment process were reviewed with the Board. The Lead Director provided individual feedback to directors based on the peer reviews.

Clawback Policy and Executive Officer Recovery Policy

Barrick’s Clawback Policy subjects incentive compensation paid or granted to the President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; Chief Operating Officer, Latin America and Asia Pacific; Chief Operating Officer, Africa and Middle East; and other select senior employees to clawback in cases of a material financial misstatement or a determination by the Board that wrongful conduct had occurred, in each case, that resulted in a participant receiving a higher amount of incentive compensation than would have been received absent the material misstatement or wrongful conduct, as applicable. The full text of our Clawback Policy is available on our website at www.barrick.com/about/governance.

In addition to the Clawback Policy, in November 2023, Barrick adopted an Executive Officer Recovery Policy that complies with Section 10D of the Exchange Act, Rule 10D-1 of the Exchange Act and the applicable NYSE Standards which, among other things, requires Barrick to promptly recover any specified incentive compensation received by any current or former executive officer in the event of an accounting restatement required due to material noncompliance by the Company with any financial reporting requirements under securities laws applicable to the Company in connection with its listing on the NYSE. The foregoing summary is for informational purposes only and is qualified by the full text of our Executive Officer Recovery Policy, which is available on our website at www.barrick.com/about/governance.

Barrick Gold Corporation | 2024 Circular	137

Report on Voting Results from the 2023 Annual Meeting

The voting results on the matters submitted to the Company’s annual meeting of shareholders held on May 2, 2023 were as follows:

Item 1: Election of Directors

Nominee	Votes For	% For	Votes Withheld	% Withheld

D. Mark Bristow	1,074,974,151	99.48%	5,585,510	0.52%

Helen Cai	1,049,777,730	97.15%	30,781,931	2.85%

Gustavo A. Cisneros	936,611,369	86.68%	143,948,292	13.32%

Christopher L. Coleman	1,002,380,939	92.76%	78,178,722	7.24%

Isela A. Costantini	1,068,790,363	98.91%	11,769,298	1.09%

J. Michael Evans	970,278,802	89.79%	110,280,859	10.21%

Brian L. Greenspun	1,050,476,724	97.22%	30,082,937	2.78%

J. Brett Harvey	925,858,600	85.68%	154,701,061	14.32%

Anne N. Kabagambe	1,067,501,291	98.79%	13,058,370	1.21%

Andrew J. Quinn	1,067,847,103	98.82%	12,712,558	1.18%

Loreto Silva	1,069,069,773	98.94%	11,489,888	1.06%

John L. Thornton	885,026,948	81.90%	195,532,713	18.10%

Item 2: Appointment of Auditor

Votes For	% For	Votes Withheld	% Withheld

1,030,143,796	85.65%	172,551,419	14.35%

Item 3: Advisory Resolution on Executive Compensation Approach

Votes For	% For	Votes Withheld	% Withheld

837,461,295	77.53%	242,706,958	22.47%

138	Barrick Gold Corporation | 2024 Circular

SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

Mandate

The Board of Directors (the Board) is responsible for the stewardship of Barrick Gold Corporation (the Company) and for the supervision of the management of the business and affairs of the Company.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances.

Responsibilities

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to the senior executives. The Board relies on the senior executives to keep it apprised of all significant developments affecting the Company and its operations.

The Board discharges its responsibilities directly and through delegation to its Committees.

The Board’s responsibilities include:

Oversight of Management

1.	Adopting a succession planning process and participating in the selection, appointment, and development of the Chairman, the Chief Executive Officer and other senior executives.

2.

Through the Environmental, Social, Governance & Nominating Committee and the Compensation Committee, adopting a process for the evaluation and compensation of the Chairman, Chief Executive Officer, and other senior executives.

3.

Through the actions of the Board and its individual directors and through the Board’s interaction with and expectations of the senior executives, promoting a culture of integrity throughout the Company consistent with the Company’s Code of Business Conduct and Ethics, taking appropriate steps to, to the extent feasible, satisfy itself as to the integrity of the Chairman, the Chief Executive Officer and other senior executives of the Company, and that the Chairman, the Chief Executive Officer and other senior executives create a culture of integrity throughout the Company.

4.	Periodically reviewing and approving any significant changes to the Company’s Code of Business Conduct and Ethics.

5.

Developing and approving position descriptions for each of the Chairman and the Chief Executive Officer and measuring the performance of those acting in such capacities against such position descriptions.

Financial and Risk Matters

6.

Overseeing the reliability and integrity of accounting principles and practices followed by management, of the financial statements and other publicly reported financial information, and of the disclosure principles and practices followed by management.

7.	Overseeing the integrity of the Company’s internal controls and management information systems by adopting appropriate internal and external audit and control systems.

8.	Reviewing and approving an annual operating budget for the Company and its subsidiaries on a consolidated basis and monitoring the Company’s performance against such budget.

9.	Approving annual and, either directly or through the Audit & Risk Committee, quarterly financial statements and the release thereof by management.

10.

Reviewing and discussing with management the processes utilized by management with respect to risk assessment and risk management, including the identification by management of the principal risks of the business of the Company, including financial risks, and the implementation by management of appropriate systems to deal with such risks.

Barrick Gold Corporation | 2024 Circular	139

Business Strategy

11.

Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

12.	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

13.

Reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

Communications and Reporting

14.	Overseeing the Company’s continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion.

15.	Periodically reviewing and approving any significant changes to the Company’s Disclosure Policy.

16.	Adopting a process to enable shareholders to communicate directly with the Lead Director or with the chairperson of the Environmental, Social, Governance & Nominating Committee.

Corporate Governance

17.

Overseeing the development of the Company’s approach to corporate governance, including reviewing and approving changes to the Company’s Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

18.	Taking appropriate steps to remain informed about the Board’s duties and responsibilities and about the business and operations of the Company.

19.	Ensuring that the Board receives from senior executives the information and input required to enable the Board to effectively perform its duties.

20.

Developing and approving position descriptions for each of the Lead Director and the Chairperson of each Board Committee and measuring the performance of those acting in such capacities against such position descriptions.

21.

Overseeing, through the Environmental, Social, Governance & Nominating Committee and the Lead Director, the review of the effectiveness of the Board, its Committees and individual directors on an annual basis.

Board Organization

22.	Establishing committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company’s Corporate Governance Guidelines.

140	Barrick Gold Corporation | 2024 Circular

SCHEDULE C

KEY CHARACTERISTICS OF THE PERFORMANCE GRANTED SHARE UNIT (PGSU) AWARDS

Characteristics	Description
Eligibility	Partners.
Maximum Potential Award

Awards under this plan are determined by multiplying: (a) a multiple, which varies by job level, of base salary (ranging from three to six times) determined annually by the Compensation Committee, and (b) a performance factor between 0% and 100% based on a multi-year performance assessment evaluated using the Long-Term Company Scorecard.

Minimum Award	0% of Maximum Potential Award.
% of Total Long- Term Incentive	100% of Long-Term Incentive (LTI) Awards.
Term

Awards granted vest in one-third increments on the 12-month, 24-month, and 33-month anniversary of the date of grant (or, if the corresponding anniversary of the grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period), plus a requirement to hold Barrick Shares until the earlier of achieving the share ownership requirements or until termination of employment.

Vesting Criteria

PGSUs vest in one-third increments on the 12-month, 24-month, and 33-month anniversaries of the date of grant, subject to further holding restrictions. If the corresponding anniversary of the grant date falls during a Blackout Period, the vesting date is on the second trading day following the expiration of the Blackout Period. Barrick Shares must be held until the earlier of achieving the applicable share ownership requirement (after which any Barrick Shares in excess of the requirement may be sold) or termination of employment or resignation. See “Post-Vesting Treatment, Prohibitions, and Restriction Period” below for more detail.

Committee Discretion

The Compensation Committee has the authority to waive the prohibitions on the sale, transfer, or other disposition of any or all the Barrick Shares held by a participant, determined on a case-by-case basis, without shareholder approval.

The value of the LTI award is within the sole discretion of the Compensation Committee, and the Compensation Committee has authority to increase or reduce any award implied from the Long-Term Company Scorecard. Specifically, the Compensation Committee has the discretion to approve a different payout level from that calculated according to the Long-Term Company Scorecard to ensure that the payout is appropriate.

Pricing at Time of Grant	Conversion from dollar value to units based on the volume-weighted average trading price of Barrick Shares on the last five Trading Days immediately preceding the date of grant on the TSX or NYSE, as applicable, or, if the Grant Date occurs during a Blackout Period or during the five Trading Days immediately following a Blackout Period, be based on the five day volume-weighted average trading price following the expiration of the Blackout Period.
Vesting

At vesting, each PGSU award (grant plus dividend equivalents) will have a value equal to the closing price of Barrick Shares on the TSX or the NYSE, as applicable, on the vesting date multiplied by the number of PGSUs (including dividend equivalents accrued during the vesting period, where applicable) having vested.

Post-Vesting Treatment, Prohibitions, and Restriction Period

•  When PGSUs vest, the value vested (less appropriate taxes and other withholdings required by Applicable Law) is used by a third-party administrative agent to purchase Barrick Shares on the open market.

•  Barrick Shares purchased (referred to as Restricted Shares) are subject to sale, transfer, hedging, and pledging prohibitions until the earlier of achieving the minimum share ownership requirements or termination of employment.

•  Subject to the restrictions above, during the Restriction Period, participants have all incidents of ownership associated with the Restricted Shares, including voting rights and entitlements to cash dividends paid on Barrick Shares.

•  Restricted Shares are held by the third-party administrative agent through termination of employment (unless sold in accordance with the terms of the PGSU Plan) and prohibitions lapse and cease to apply on Restricted Shares based on the circumstances surrounding termination, as determined in the section below.

Barrick Gold Corporation | 2024 Circular	141

Characteristics (cont’d)	Description (cont’d)

Treatment on Termination	Termination Event	Unvested PGSUs(1)	Restricted Shares(2)
PGSUs: Termination Without Cause, Retirement, or Resignation (except for purpose of joining or providing services to a Competitor).

•  For termination without cause, prorated portion of unvested PGSUs vest based on actual performance achieved and proportion of vesting period worked; all remaining unvested PGSUs lapse and are forfeited.

•  For resignation, all unvested PGSUs lapse and are forfeited

•  For retirement (defined as Age 60 for the purposes of the Plan), unvested PGSUs continue to vest according to their vesting schedule, provided that the employee does not join, or provide services to, a Competitor (as defined in the PGSU Plan) during the continued vesting period. If the employee subsequently joins or provides services to a Competitor during the continued vesting period, all PGSUs that have not vested at such time lapse and are forfeited. If retirement occurs prior to a Change in Control, any remaining unvested PGSUs will vest and be paid out on or before the completion of the Change in Control.

• Prohibitions lapse and cease to apply to all Restricted Shares upon termination of employment.

	Disability or Death	• Unvested PGSUs vest on the termination date or date of death, as applicable (except for U.S. Participants, whose unvested PGSUs continue to vest based on the normal schedule).	• Prohibitions lapse and cease to apply to all Restricted Shares on the termination date or date of death, as applicable.
	Resignation or Retirement Related to Joining, or Providing Services to, a Competitor or Termination With Cause.	• All unvested PGSUs lapse and are forfeited.

•  Prohibitions lapse and cease to apply to all Restricted Shares in three tranches:

—  50% of the Restricted Shares on the Termination Date;

—  25% of the Restricted Shares on the first anniversary of the Termination Date; and

—  25% of the Restricted Shares on the second anniversary of the Termination Date.

	Termination of Employment Without Cause Within Two Years Following a Change in Control.	• Unvested PGSUs vest on the termination date (except for U.S. Participants, whose unvested PGSUs continue to vest based on the normal schedule).	• Prohibitions lapse and cease to apply to Restricted Shares pursuant to a bona fide third-party take-over bid provided that the take-over bid is successfully completed.

142	Barrick Gold Corporation | 2024 Circular

Characteristics (cont’d)	Description (cont’d)
Dividend Equivalents	Dividends are credited or paid as and when declared.	• For unvested PGSUs, dividends are credited as additional units during the vesting period, at the same rate as the dividends paid on Barrick Shares.

•  For Restricted Shares, dividends are paid in cash as and when declared on Barrick Shares (other than stock dividends or other distributions paid in the form of additional Barrick Shares, which shall be treated as Restricted Shares).

Form of Payment	On and beyond termination, the form of payment varies with unvested PGSUs and Restricted Shares.

•  Unvested PGSUs that become immediately vested on termination are paid in cash (less applicable tax and withholdings).

•  Unvested PGSUs that continue to vest normally beyond termination are paid in cash (less applicable tax and withholdings) at the end of the normal vesting period.

• Restricted Shares may be sold in the open market for cash proceeds (or otherwise disposed of) when prohibitions lapse and cease to apply.
Clawback	PGSUs are subject to the Clawback Policy and the Executive Officer Recovery Policy. For details, the full text of these policies are available on our website at www.barrick.com/about/governance.

(1)	The Compensation Committee may, in its discretion, accelerate vesting of all or a portion of the then unvested PGSUs.

(2)

The Compensation Committee may, in its discretion, waive the prohibitions on the sale, transfer, or other disposition of the Restricted Shares with respect to any or all Restricted Shares held by the employee at any time and from time to time.

Barrick Gold Corporation | 2024 Circular	143

SCHEDULE D

KEY CHARACTERISTICS OF THE RESTRICTED SHARE UNIT (RSU) AWARDS

Characteristics	Description

Maximum Potential Award	100% of the target number of RSUs granted.

Minimum Award	100% of the target number of RSUs granted, subject to clawback.

Term	33 months.

Vesting Criteria	Vest up to three years from the date of grant.

Committee Discretion	The Compensation Committee has the discretion to designate the vesting date for RSUs at the time of grant, which may result in grants that vest in less than three years.

Pricing at Time of Grant

Conversion from dollar value to units based on the volume-weighted average trading price of Barrick Shares on the last five Trading Days immediately preceding the date of grant on the TSX or NYSE, as applicable.

Dividend Equivalents	Credited as additional units during the vesting period, at the same rate as the dividends paid on Barrick Shares.

Payout Value

At vesting, each RSU award (grant plus dividend equivalents) will have a value equal to the volume-weighted average trading price of Barrick Shares on the TSX or the NYSE, as applicable, on the last five Trading Days immediately preceding the vesting date multiplied by the number of RSUs (including dividend equivalents accrued during the vesting period, where applicable). The Compensation Committee has the discretion to adjust awards in unusual circumstances.

Form of Settlement	The Compensation Committee has the discretion to designate the form of settlement for RSUs at the time of grant, which may result in grants settled in cash or in After-Tax Shares upon vesting.

Post-Vesting Treatment, Prohibitions, and Restriction Period	The Compensation Committee has the discretion to apply restrictions on sale, transfer, encumbrance, or other disposition on any awards settled in After-Tax Shares.

Clawback	RSUs are subject to the Clawback Policy and the Executive Officer Recovery Policy. For details, the full text of these policies are available on our website at www.barrick.com/about/governance.

144	Barrick Gold Corporation | 2024 Circular

SCHEDULE E

SHAREHOLDER PROPOSAL

The following shareholder proposal was jointly submitted for consideration at the Meeting by Michael and Julie Alison Baggott of 2257 Wallingford Way, Ottawa, Ontario, Canada, K0A 2T0 and Thilo Hackenberg of Rostocker Str. 39, Berlin, Germany, 13059, each of whom is represented by Ekō. The proponents of the proposal have collectively owned 278 Barrick Shares for an uninterrupted two-year period prior to submitting the proposal, thereby satisfying minimum holding requirements. The proposal and its supporting statement represent the views of the shareholders who submitted it and contain statements and information supplied exclusively by such shareholders.

An unedited copy of the proposal is set out below in italics, together with the Board’s response.

Proposal: Independent Third Party Audit of Environmental Water Impacts

Resolved: Shareholders request the board of directors to commission an independent third-party audit to assess the environmental water impacts of planned and current operations of Barrick mines. Input from stakeholders, including local civil society organizations and affected community members, should be considered in determining the specific scope and guidelines for the assessment. A report on the audit, prepared at reasonable cost and omitting proprietary information, should be published on the company’s website within 12 months with an interim progress report by close of the fourth quarter of 2024.

Whereas: Barrick Gold’s operations have been found to harm water supplies in multiple mining locations. Such impacts cause significant damage to local communities and community opposition to the company’s license to operate(1) and led a major institutional investor, Norway’s Government Pension Fund, to divest its holdings; a ban is in place to this day. The pension fund’s Council of Ethics concluded that investment in Barrick amounted to “an unacceptable risk of the Fund contributing to serious environmental damage” and that “the company’s assertions that its operations do not cause long-term and irreversible environmental damage carry little credibility. This is reinforced by the lack of openness and transparency in the company’s environmental reporting.”(2)

Such damage combined with a lack of transparency weaken long term value and increase material risks to the company and investors.

Controversies have included:

•	Chile’s Supreme Court ratified the definitive closure of the Pascua Lama gold and copper mining project, previously ordered to shut down by the country’s environmental regulator.(3)

•

A group of institutional investors accused the company of misleading statements related to Pascua Lama’s compliance with environmental regulations and alleged artificial stock inflation due to this lack of disclosure leading to a $140 million settlement.(4)

•

Accusations that the Veladero mine in Argentina is releasing toxins into the local water supply – after similar incidents in previous years – spurred the country to pass legislation and forced the mine to temporarily close.(5)

•

The Argentinian Secretaries of Environment and Mining are being sued in federal court for lack of action on Barrick’s violations of environmental regulations at the reopened Veladero mine which would lead to revocation of the company’s license to operate.(6)

•

An independent review of the Environmental Impact Assessment commissioned by Barrick to expand the Pueblo Viejo mine in the Dominican Republic found no plans for long term maintenance of the proposed tailings dam and that “the eventual collapse of the dam with numerous fatalities and with contamination of the Maguaca and Yuna Rivers to Samana Bay should be regarded as inevitable.” Barrick has not disclosed any mitigation plans to address these findings.

•

Disclosure of the Pueblo Viejo report was withheld for 9 months. When released an expert review identified significant deficiencies including, “the EIS is not complete. Many important data are contained in documents that have not yet been written, many important sections (such as the analysis of the consequences of tailings dam failure) are available only in English, and the scoring of the various accounts and subaccounts for the multiple accounts analysis (multi-criteria alternatives analysis) is missing completely.”

In all of these incidents, there are concerns about the lack of timely and accurate reporting by the company and the implications for local communities and investors.(7) Both require transparent, independently verified information on the risks and harms related to the company’s operations – information not available in the limited reporting currently available. An independent audit of environmental impacts on water resources in the locations of Barrick mines would provide local communities with clear information on those operations’ impacts, the company with an independent measure of its impacts, and investors with a reliable analysis of risks and performance.

(1)	https://financialpost.com/commodities/mining/barrick-gold-lost-its-social-licence-in-papua-new-guinea-this-is-the-price-its-paying-to-earn-it-back

(2)	https://www.regjeringen.no/globalassets/upload/fin/etikk/recommendation_barrick.pdf, p.25

Barrick Gold Corporation | 2024 Circular	145

(3)	https://www.reuters.com/world/americas/chile-top-court-ratifies-closure-canadian-owned-pascua-lama-mining-project-2022-07-14/

(4)	https://www.responsible-investor.com/union-barrick-settle/

(5)	https://financialpost.com/commodities/mining/barrick-facing-new-allegations-of-contamination-near-veladero-mine-in-argentina

(6)	https://www.tiempoar.com.ar/informacion-general/barrick-gold-mercurio-rio-jachal/

(7)	https://www.responsible-invehttps://miningwatch.ca/sites/default/files/EIS_SteveEmerman_PuebloViejo _ 2023.pdfstor.com/union-barrick-settle/

BOARD RESPONSE TO THE SHAREHOLDER PROPOSAL

The Board recommends voting AGAINST the proposal for the following reasons:

Following careful consideration of the proposal, as well as engagement with the proposal’s proponents, the Board believes the proposal is not in the best interests of the Company, is redundant to the Company’s existing practices, and would result in needless cost and waste of corporate resources with no corresponding benefit to the Company, its stakeholders (including its shareholders), its host country partners, or members of local communities neighbouring the Company’s operating mines and projects. This is particularly so in light of our ongoing sustainability programs and initiatives, the Company’s transparent reporting practices, and the fact that the alleged controversies referenced in the proposal date back as far as 2008 and have been appropriately fact-checked, contextualized, and discredited in prior public filings and statements by the Company.

Leading Water Management Practices

Barrick’s approach to water management is codified in our Environmental Policy, which was updated following the Merger in 2019 to reflect our renewed sustainability vision, as well as our standalone Water Policy. Managing and using water responsibly is a critical part of our sustainability strategy. We recognize that access to water is both a fundamental human right and critical for the effective operation of our mines.

We have a transparent and methodical approach to water stewardship, built on four central pillars:

•	Conserve and protect;

•	Consider other users;

•	Site-wide and catchment-wide water balances, monitoring and management plans; and

•	Honest and open disclosure.

In addition to the overarching environmental commitments set forth in our Environmental Policy, our standalone Water Policy requires the Company to adhere to the following standards (among others):

•

Develop and implement site-wide water quality monitoring programs and management plans to limit the negative impacts of our water usage on our own activities, the environment, and the health and safety of the communities in which we operate;

•	Report our water performance in accordance with the ICMM Water Reporting Framework, and in compliance with applicable law; and

•	Engage with governments, local authorities, and other stakeholders on approaches to integrated water management.

All of our operations, and any proposed project, must undergo an Environmental and Social Impact Assessment (ESIA) that not only meets in-country environmental permitting requirements and legislation, but satisfies international best practices, such as the International Finance Corporation Performance Standards. These ESIAs are undertaken by a team of multi-disciplinary independent specialists, who are experts in their respective fields. The ESIAs include an Environmental and Social Management Plan (ESMP), which includes mitigation and management requirements, as well as detailed monitoring programmes that are determined by the independent specialists and put forward to the respective authorities for consideration during the permitting and decision-making processes. The ESIA process also includes extensive stakeholder engagement and consultation, including baseline assessments, sharing of potential impacts, and inputs into the ESMP.

When an environmental permit or water permit is issued, the ESMP becomes a legally binding document upon which our future compliance is assessed, along with other permit conditions, such as water conditions including but not limited to abstraction sources and volumes, water conservation commitments, water quality thresholds, and strict discharge requirements, if any.

Each mine has its own site-specific water management plan, which considers the different water sources available, local climate conditions, and the needs of local users and the mine. We include water risks in each mine’s operational risk register.

The specific audit requirements associated with each ESMP are determined by each of our host country’s respective legislation, but generally include independent specialist oversight, regulatory body assessments, and consistent and frequent submission of

146	Barrick Gold Corporation | 2024 Circular

monitoring data. Barrick’s water quality testing is undertaken by third-party independent laboratories. We monitor and measure any withdrawal and discharge through a variety of methods, including a combination of flow meters and the use of infrastructure design specifications. Water balances at each mine differentiate water source quality withdrawals (high quality or low quality) from each of the following sources: precipitation, surface water, groundwater, seawater, waste water, and third-party water. To increase the specificity of our data, catchments are also distinguished.

As a result of our extensive water monitoring process, which feeds into each site’s design and operational procedures, the majority of the water we discharge is high quality and suitable for agricultural or potable use.

Transparent and Independently-Assured Water Disclosure

In addition to legislated water quality requirements, Barrick undertakes additional sampling through community participatory monitoring, whereby a committee is established with representatives from the community and other local stakeholders to sample water sources and track the process throughout the chain of custody – from the field, to the laboratory, to the analysis of the results. This ensures full transparency is maintained and community members are informed about the water quality in their communities.

Beyond this community-based transparency, Barrick voluntarily discloses significant water data, including our water-related performance, targets, and goals, in our annual Sustainability Report and on our website at www.barrick.com/sustainability/environment/water. This data is independently assured, and independent assurance statements are published on our website. These disclosures include the following data, by site:

•	Total water abstracted, by water source, and by quality;

•	Total water consumed by consumption source;

•	Total water diverted;

•	Total water to task;

•	Total water reused and recycled; and

•	Total water discharge, by water source and by quality.

We also supplement this publicly-available information by voluntarily completing annual CDP (formerly the Carbon Disclosure Project) questionnaires, which make investor-relevant climate and water security data widely available. In 2023, Barrick maintained a ‘B’ grade for both Climate Change and Water Security, which places Barrick in the ‘management’ scoring band. We also have maintained a strong track record of stewardship. In 2023, the Company did not record any Class 1 Environmental Incidents for the fifth consecutive year since the Merger.(1)

For these reasons, Barrick believes that our transparency associated with water sampling for local communities is industry-leading.

Alleged Controversies Raised in the Proposal

Barrick welcomes responsible and constructive engagement with all of its stakeholders, including its shareholders. However, in this case, the allegations raised in the proposal are premised on assertions that are either outdated, incorrect, or both, as detailed below.

At the outset, we note that the proposal references the decision of the Government Pension Fund Global of Norway (the GPFG) to divest its holdings in Barrick. Not only was that decision made on the basis of conclusions regarding the level of transparency of Barrick’s environmental reporting prior to 2008, the GPFG report containing those conclusions is itself over 15 years old. In addition, the proposal conflates damage and risk, using outdated assertions in the GPFG Report and referring to a risk of damage to make unsubstantiated inferences that damage has occurred. We believe the conclusions of the 2008 GPFG report were demonstrably incorrect when they were first made and, some 16 years later, are outdated and irrelevant when considered against our current sustainability reporting.

The six bullet points contained in the proposal relate to three specific allegations, each of which is addressed below:

Pascua, Chile

It is unclear how the reference to Pascua-Lama’s closure relates to the proposal’s request for the Board to consider undertaking group-wide independent audits. Regardless, contrary to the allegations contained in the proposal, in September 2020, the Chilean Environmental Court found that operations at Pascua did not result in any irreparable environmental damage. An appeal by local farmers to challenge the September 2020 decision of the Environmental Court was rejected.

The reference in the proposal to a settlement of claims by a group of institutional investors regarding Barrick’s disclosures concerning Pascua-Lama is also materially incomplete and misleading. The settlement of the U.S. securities law class action (not a claim by a group of institutional investors) was entered almost eight years ago in June 2016 before the merits of any allegations regarding misleading statements were established.

Barrick Gold Corporation | 2024 Circular	147

Veladero, Argentina

Veladero maintains, with the help of local authorities, an extensive ground and surface water monitoring system both onsite and offsite which extends more than 200 kilometers downstream of the operation. We take more than 500 monthly water samples from 122 unique sampling locations, including from 20 boreholes surrounding the valley leach facility, and we reuse and recycle 97% of our site water. Local government officials have total oversight of our extensive testing process and conduct approximately 30 inspections each year.

We have found that this comprehensive monitoring regime, coupled with quarterly participatory monitoring sessions which the local community is invited to attend, have allayed concerns from local stakeholders relating to three historic incidents at Veladero that occurred between seven and nine years ago. Of these, only an incident that occurred in September 2015 resulted in an out-of-containment release, and this incident was promptly and transparently reported by Barrick to environmental authorities. Environmental monitoring conducted immediately by the Company and by an independent third-party demonstrated that the 2015 incident posed no risk to human health in downstream communities. In addition, the San Juan Government commissioned the United Nations Office for Project Services (UNOPS) and the United Nations Environment Programme (UNEP) to conduct an impact assessment after the 2015 incident. Likewise, the UN assessment concluded that the incident did not cause any impact on the lower watershed areas where the communities are situated.

More recently, in November 2022, Barrick refuted false allegations made by a local NGO alleging that spills occurred in 2021 and 2022. Barrick prepared a detailed and thorough response to these allegations which is available on our website at www.barrick.com/operations/veladero/unhrc, as well as published on the United Nations Human Rights Commission website. In addition, both the San Juan Ministry of Mining and San Juan Governor have reviewed all monitoring data, and both have publicly denounced claims that an incident had occurred.

Pueblo Viejo, Dominican Republic

Contrary to the allegation in the proposal that the ESIA for the Naranjo Tailings Storage Facility at the Pueblo Viejo mine was withheld for nine months, the ESIA was released by Barrick without delay upon the completion of the ESIA process.

As explained above, ESIAs are undertaken by a multi-disciplinary team of independent experts. The comprehensive ESIA for the Naranjo Tailings Storage Facility was the product of a comprehensive, robust, and careful assessment performed over a period of 28 months, which included more than 3,000 community engagements and two open public participation meetings. Despite the opportunity to participate in this process, the authors and sponsors (including NGOs that are linked to and work closely with Ekō) of the so-called expert report referenced in the proposal refused to engage in the consultation process, to meet with Barrick, or to even visit the mine site. The process ultimately saw us choose a location for the Naranjo Tailings Storage Facility that was economically more costly, but which best fit the recommendations of the ESIA.

As publicly disclosed in the Company’s press release of October 3, 2023, Barrick has conducted a thorough review of the report referred to in the proposal and has concluded that it lacks supporting data, facts and analysis, was not subject to peer review, and is in large parts contradictory. Shareholders are encouraged to review the detailed reasons for these conclusions, which are fully set out in our press release at www.barrick.com/operations/pueblo-viejo.

Conclusion

In light of Barrick’s well-established commitment to water management and use, as enshrined in our Environmental Policy and standalone Water Policy, our existing monitoring, public engagement, and transparent public disclosure commitments, and our industry-leading approach to water management, we believe that adoption of this proposal is not necessary, not even dictated by prudence. Moreover, it would divert and waste corporate resources with no corresponding benefit to Barrick, the wider environment, our host communities, or any other stakeholder. Accordingly, the Board recommends that shareholders vote AGAINST this proposal.

(1)

Class 1 – High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.

148	Barrick Gold Corporation | 2024 Circular

BARRICK

MIX
Paper from
responsible sources
FSC® C132107
FSC
www.fsc.org

DFIN